SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

DAIMLERCHRYSLER AG
(Translation of registrant's name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F _X_ Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________]

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management's current views with respect to future events. The words „anticipate," „assume," „believe," „estimate," „expect," „intend," „may," „plan," „project" and „should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Report" in DaimlerChrysler's most recent Annual Report and under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

DAIMLERCHRYSLER



Moving People

Annual Report 2003



Key Figures



DaimlerChrysler Group

Amounts in millions	2003 US $[1]	2003 €	2002 €	2001 €	03/02 Change in %
Revenues	171,870	**136,437**	147,368	150,386	-7[2]
European Union	60,229	**47,812**	45,894	45,068	+4
of which: Germany	29,900	**23,736**	22,695	23,980	+5
North America	91,244	**72,433**	86,446	90,202	-16
of which: USA	80,366	**63,798**	76,445	79,607	-17
Other markets	20,397	**16,192**	15,028	15,116	+8
Employees (at year-end)		**362,063**	365,571	372,470	-1
Investments in property, plant and equipment	8,332	**6,614**	7,145	8,896	-7
Research and development expenditure	7,018	**5,571**	5,942	5,848	-6
Cash provided by operating activities	20,780	**16,496**	18,016	15,944	-8
Operating profit (loss)	7,163	**5,686**	6,854	(1,318)	-17
Net income (loss)	564	**448**	4,718	(662)	-91
per share (in US $/€)	0.55	**0.44**	4.68	(0.66)	-91
Total dividend	1,913	**1,519**	1,519	1,003	+0
Dividend per share (in €)		**1.50**	1.50	1.00	+/- 0

1 Rate of exchange: €1 = US $1.2597 (based on the noon buying rate on Dec. 31, 2003).
2 A 3% increase after adjusting for effects of currency translation.







Divisions

Mercedes Car Group

Amounts in millions	2003 US $	2003 €	2002 €	03/02 Change in %
Operating profit	3,938	**3,126**	3,020	+4
Revenues	64,807	**51,446**	50,170	+3
Investments in property, plant and equipment	3,702	**2,939**	2,495	+18
Research and development expenditure	3,385	**2,687**	2,794	-4
Unit sales		**1,216,938**	1,232,334	-1
Employees (Dec. 31)		**104,151**	101,778	+2

Percentage of Sales

9%	S-Class/SL/Maybach
25%	E-Class
37%	C-Class/CLK/ SLK/Sport Coupe
12%	A-Class
7%	M-Class/G-Class
10%	smart

Chrysler Group

Amounts in millions	2003 US $	2003 €	2002 €	03/02 Change in %
Operating profit (Loss)	(637)	**(506)**	609	.
Revenues	62,130	**49,321**	60,181	-18
Investments in property, plant and equipment	3,133	**2,487**	3,155	-21
Research and development expenditure	2,128	**1,689**	2,062	-18
Unit sales		**2,637,867**	2,822,659	-7
Employees (Dec. 31)		**93,062**	95,835	-3

Percentage of Sales

22%	Passenger Cars
25%	Light Trucks
18%	Minivans
35%	SUVs

Commercial Vehicles

Amounts in millions	2003 US $	2003 €	2002 €	03/02 Change in %
Operating profit (Loss)	1,077	**855**	(343)	.
Revenues	35,923	**28,517**	28,401	+0
Investments in property, plant and equipment	1,267	**1,006**	1,263	-20
Research and development expenditure	1,276	**1,013**	959	+6
Unit sales		**500,981**	485,408	+3
Employees (Dec. 31)		**95,062**	94,111	+1

Percentage of Sales

48%	Vans (incl. V-Class)
42%	Trucks/Unimogs
6%	Buses

Services

Amounts in millions	2003 US $	2003 €	2002 €	03/02 Change in %
Operating profit	1,562	**1,240**	3,060	-59
Revenues	17,682	**14,037**	15,699	-11
Investments in property, plant and equipment	96	**76**	95	-20
Employees (Dec. 31)		**11,035**	10,521	+5

Other Activities

Amounts in millions	2003 US $	2003 €	2002 €	03/02 Change in %
Operating profit	1,619	**1,285**	903	+42
Revenues	554	**440**	508	-13
Investments in property, plant and equipment	152	**121**	137	-12
Research and development expenditure	229	**182**	127	+43
Employees (Dec. 31)		**13,144**	21,184	-38

Our Automotive Brands at a glance

Mercedes Car Group

MAYBACH

Mercedes-Benz

smart

Chrysler Group

DODGE

CHRYSLER

Jeep

Commercial Vehicles Division

SETRA

Mercedes-Benz

FREIGHTLINER

STERLING TRUCKS

WESTERN STAR TRUCKS

Alliance Partners

FUSO

MITSUBISHI MOTORS

Strategic Partner

HYUNDAI

DaimlerChrysler is unique in the automotive industry:
Our product portfolio ranges from small cars to sports cars and luxury sedans; and from versatile vans to heavy duty trucks or comfortable coaches. We are extremely well positioned worldwide with our strong passenger-car and commercial-vehicle brands, and have products in nearly every market and market segment.

We aim to convince our customers with our exciting automobiles, attractive and economical commercial vehicles, and tailored financial services. With our innovative technology, we intend to make the traffic of tomorrow even safer, as well as more economical and environment friendly.

And by implementing this strategy, we intend to create lasting value for our shareholders. To these ends we focus our global resources and the knowledge, experience and energy of our employees.



Contents

Essentials

Moving People

Divisions

Cross-divisional Functions

Corporate Governance

Financial Reporting

Additional Information



Dear Shareholders,

For the global economy and for our company the 2003 financial year was split into two very different halves. The conflict in Iraq, the fear of the spread of terrorism and the lack of positive sentiment in most markets meant that the downward trend of the two previous years continued in the first half of 2003.

This led to competition becoming even tougher in our sales markets. Particularly in the United States the price war escalated - the average customer incentive per vehicle exceeded US $4,000 for the first time. Chrysler Group, naturally, also suffered from this increase: in the second quarter it had to report an operating loss after five quarters with positive results from ongoing business in succession.

A moderate recovery of the global economy commenced in the second half of the year. Customer incentives in the US market stopped rising. Due to additional efficiency increases and successful product launches, the Chrysler Group returned to profit in the third and fourth quarters, and came very close to its full-year goal of breaking even from ongoing business.

The other divisions achieved very good results in 2003:
- The Mercedes Car Group reported record earnings for the sixth time in a row. Mercedes-Benz generally strengthened its market position and is still the world's most successful premium brand. It is very difficult to get to the top. But staying on top for such a long time demonstrates that we have the ability and the will to achieve continuous improvement in all areas.
- The Commercial Vehicles division made great progress last year, and again posted substantial profits. It extended its position as the world's market leader. This was the result of thorough and effective work.
- DaimlerChrysler Services achieved its best earnings ever from ongoing business.

In addition, we moved forward with the implementation of our strategy:
- We strengthened our global presence: in Japan, with our stake in FUSO, the market leader for commercial vehicles; and in China, through a far-reaching framework agreement with our long-standing partner, BAIC.
- We transformed smart into a multi-product brand.
- We had successful market launches of tremendous products such as the Mercedes-Benz CLK convertible, the Dodge Durango or the new Actros.



- We also proved our leadership in terms of innovation and technology last year. The prizewinning PRE-SAFE safety package of the new S-Class is just one example of our expertise in this field.
- And the balance sheet of your company became even stronger: both net liquidity and the equity ratio increased.

With an operating profit at Group level of €5.1 billion, excluding the effects from restructuring the Chrysler Group and from the sale of MTU Aero Engines, we achieved the goal we set ourselves for the year. This is the result of the commitment as well as hard work of more than 360,000 DaimlerChrysler employees, and my thanks goes to each of them for their individual efforts.

At the Annual Meeting in April we will propose that an unchanged dividend of €1.50 per share should be distributed. This proposal takes into consideration both the development of operating profit and cash flow in 2003, and the outlook for the following years.

There is reason to look forward with confidence.
- With its second product offensive, the Mercedes Car Group will not only continue to renew its model range in the years to come, but will also substantially broaden it. It aims to increase its earnings significantly by the year 2006.
- The Chrysler Group is about to start an unprecedented series of product launches involving 25 new models in the next three years - nine before the end of this year alone. The Chrysler Group's workforce has proved that it has costs and quality under control. We are now going on the offensive with an impressive product range.
- The Commercial Vehicles division achieved its turnaround. We found the way to sustained profitability and will continue along this path.
- And we are striving to further increase our margins at DaimlerChrysler Services - for example, by setting up a new sales structure in the United States and by improving risk-management processes.

Dear shareholders, one often reads that besides unique brands, fascinating products and flexible processes size also provides one decisive competitive advantage in the automotive business. This is only partly true. Because size measured purely in terms of units produced has to be converted into effective economies of scale.



This is exactly what we are doing through our Executive Automotive Committee, the central steering committee for our worldwide automotive business. And the EAC has already achieved a great deal.

Our long-range plans for products and components are being implemented. At present, we are preparing a long-range plan aimed at standardizing production processes, so that quality can be enhanced while costs are reduced.

In addition, throughout the Group, we standardize large numbers of parts and components and use them in our vehicles without the risk of brand dilution.

Another focus of the EAC is China, the market with the most dynamic growth rates in the world. In future we will also produce Mercedes-Benz C-Class and E-Class sedans in China. Furthermore, we plan far-reaching activities for commercial vehicles and financial services in that country.

Ours is a holistic approach to business:
- With activities in about 200 countries;
- With products ranging from small cars to 40-ton trucks;
- With a portfolio of attractive and exciting brands;
- Backed by our 115 years of expertise in automobile manufacture.

For us, a holistic approach demands that we always do what is necessary to compete in the short-term while also maintaining long-term competitiveness.

That is why we are investing €38 billion over the next three years to secure DaimlerChrysler's future success. That is why we will place around 50 exciting new products on the road during the same period.

We have the resources to further develop our business - notwithstanding all of the indisputable operative challenges with which we are presently faced.

Of course, we have not yet achieved all of our targets. When we measure DaimlerChrysler's level of development to date against our own high expectations, we cannot be satisfied. We are not yet Number One in the automobile business. The same applies to our share price.

The year 2003 marked the low point of a three-year decline in equity prices. We were only partially able to avoid this trend and I would like to thank you, the shareholders, for your trust and patience during this difficult time.

For 2004, we expect a return to more favorable prospects for economic growth. This pattern should also provide positive stimulus for automotive demand.



We will make good use of this stimulus, because all of our divisions are already on the right track.

And I am therefore confident that your company stands at the beginning of a lasting upward trend - one that should also be reflected in our share price.

Ladies and gentlemen, I would like to invite you to read the following pages for a detailed account of DaimlerChrysler's business developments in 2003. Our Annual Report also aims to update you on efforts directed at sustainability, as well as our environmental initiatives and extensive activities in the field of social responsibility.

Examples such as our social initiatives in the battle against HIV/AIDS, securing the safety of street children, and protecting the Brazilian rainforest, show that DaimlerChrysler takes the long view on a variety of issues.

How do our business prospects look?

Compared with earnings in 2003 from ongoing business - which exclude the effects from the restructuring of the Chrysler Group and the profit from the sale of MTU Aero Engines - DaimlerChrysler strives to achieve a slight improvement in operating profit for the year 2004.

However, we anticipate significant improvements in earnings for the years 2005 and 2006, when all of the new vehicles from our divisions' product offensives will be fully available.

My colleagues on the Board of Management and I will make every effort to ensure that your company makes further progress. We would be delighted if you continued to accompany us along this path.

Sincerely yours,





Board of Management



Jürgen E. Schrempp (59)
Chairman of the Board of Management
Appointed until 04/2005



Günther Fleig (55)
Human Resources & Labor
Relations Director
Appointed until 09/2009



Manfred Gentz (62)
Finance & Controlling
Appointed until 12/2004



Rüdiger Grube (52)
Corporate Development
Appointed until 09/2007



Bodo Uebber (44)
Services
Deputy Member of the Board of Management
Appointed until 12/2006



Gary C. Valade (61)
Global Procurement & Supply
Retired from the Board of Management
on December 16, 2003



Thomas Weber (49)
Research & Technology
Deputy Member of the Board of Management
Appointed until 12/2005







Wolfgang Bernhard (43)
Chief Operating Officer
Chrysler Group
Appointed until 09/2007



Manfred Bischoff (61)
Aerospace & Industrial Businesses
Retired from the Board of Management
on December 16, 2003



Eckhard Cordes (53)
Commercial Vehicles
Appointed until 12/2008



Jürgen Hubbert (64)
Mercedes Car Group
Appointed until 04/2005



Klaus Mangold (60)
Services
Retired from the Board of Management
on December 16, 2003



Thomas W. Sidlik (54)
Global Procurement & Supply
Appointed until 12/2008



Dieter Zetsche (50)
Chrysler Group
Appointed until 12/2008



Business Review

Group operating profit €5.7 billion | Worldwide unit sales of 4.3 million vehicles (2002: 4.5 million) | Mercedes Car Group exceeded high level of earnings of previous year | Burden on earnings at Chrysler Group | Significantly higher earnings at Commercial Vehicles and Services | Net income of €0.4 billion (2002: €4.7 billion) affected by impairment of investment in EADS | Proposed dividend of €1.50 per share (2002: €1.50)

Earnings trend affected by difficult market situation. In 2003, DaimlerChrysler achieved an operating profit of €5.7 billion in a difficult market environment (2002: €6.9 billion). This result included restructuring expenditures related to the turnaround plan at Chrysler Group totaling €469 million. Group operating profit in 2003 also included a positive special effect of €1.0 billion from the sale of the MTU Aero Engines business unit. In 2002, operating profit included special effects in a net positive amount of €1.0 billion.

After adjusting to exclude the aforementioned effects, DaimlerChrysler achieved its goal for 2003 of generating earnings of some €5 billion. The decrease in the Group's operating profit from its ongoing businesses was primarily due to Chrysler Group's slightly negative result and the negative contribution from our investment in Mitsubishi Motors Corporation.

With an operating profit of €3.1 billion, Mercedes Car Group improved on its strong result of the prior year (€3.0 billion), despite high expenditures for its second model offensive.

The Chrysler Group incurred an operating loss of €506 million (2002: operating profit of €0.6 billion) in 2003. The result included restructuring expenditures of €469 million (2002: €0.7 billion). The Chrysler Group thus nearly attained its goal of breaking even with its ongoing business. The main reasons for the lower profitability from its ongoing business were the lower unit sales and significantly higher customer incentives due to the difficult market in the United States.

Commercial Vehicles achieved an operating profit of €855 million in 2003 (2002: operating loss of €0.3 billion including special expenditures of €0.5 billion). This strong improvement, despite the fact that markets remained challenging, was primarily due to the consistent realization of efficiency-boosting programs at all of the division's business units.

The Services division once again improved its operating profit from its ongoing business, helped by higher interest-rate margins and favorable refinancing conditions. However, charges of €241 million resulted from the delayed introduction of the electronic toll system for trucks on German highways (Toll Collect). Operating profit amounted to €1.2 billion (2002: €3.1 billion). The operating profit of the prior year included a gain of €2.5 billion from the sale of the 49.9% share in T-Systems ITS and other special expenses totaling €0.4 billion.

In 2003, the Other Activities segment's contribution to earnings increased to €1.3 billion (2002: €0.9 billion). This figure included income of €1.0 billion from the sale of the MTU Aero Engines business unit at the end of 2003. The operating profit of the prior year included a gain of €0.2 billion from the sale of our 40% interest in Conti Temic microelectronic. Due to the difficult situation in North America and rising expenditures for credit risks and residual-value risks in the financial services business, the contribution to earnings from Mitsubishi Motors Corporation (MMC) was negative, whereas EADS and MTU Aero Engines once again achieved positive contributions to the Group's operating profit.

Net income amounted to €0.4 billion (2002: €4.7 billion). The primary causes for the decrease were the lower operating profit and the impairment charge of €2.0 billion related to our holding in EADS, which was recognized at the end of the third quarter 2003 according to the requirements of US GAAP and the US Securities and Exchange Commission (SEC). The sale of MTU Aero Engines resulted in a gain, which increased net income by €0.9 billion in 2003. Earnings for the prior year included positive special effects totaling €1.4 billion, due to various special expenses and income, particularly from the sale of the Group's 49.9% share in T-Systems ITS. Earnings per share amounted to €0.44 (2002: €4.68).



The Maybach 57 on Hibiscus Island, Florida

Dividend of €1.50 per share. The Board of Management and the Supervisory Board will propose to shareholders at the Annual Meeting that a dividend of €1.50 per share should be distributed for the year 2003 (2002: €1.50). The total dividend distribution would therefore amount to €1,519 million (2002: €1,519 million). This proposal takes account not only of the development of operating profit and cash flow in 2003, but also of our expectations for the coming years, which are based on the large number of new products to be launched and a gradual acceleration of economic growth in our major markets of the world.

Unsatisfactory growth for global economy. The global economy's unusually long weak phase, including a significant downturn in companies' capital expenditure and ongoing uncertainty among both consumers and investors, continued into 2003. The main negative factors in the first half of the year were the war in Iraq and the lung disease, SARS. However, in the second half of the year, a moderate recovery of the world economy became apparent.

Economic growth in the United States accelerated considerably during the year. Japan's economy also improved. However, economic developments in Western Europe were disappointing. Whereas growth in Eastern Europe and in some of Asia's emerging markets was above average, there was stagnation in South America. Weighted for each country's share of the Group's revenues, economic expansion of 2.3% in the markets in which DaimlerChrysler operates was better than the prior year's 2.0%, but was still well below the long-term trend of around 3%.

During the course of the year, the euro appreciated in value by 20% against the US dollar, by 8% against the British pound and by 9% against the Japanese yen.

Lack of stimulus in worldwide demand for automobiles in 2003. Worldwide market conditions in the automotive industry were extremely difficult for both passenger cars and commercial vehicles in 2003. Competition intensified due primarily to weak demand in various major markets and the associated further reductions in capacity utilization.

Operating Profit (Loss)

In millions	2003 US $	2003 €	2002 €
DaimlerChrysler Group	7,163	**5,686**	6,854
Mercedes Car Group	3,938	**3,126**	3,020
Chrysler Group	(637)	**(506)**	609
Commercial Vehicles	1,077	**855**	(343)
Services	1,562	**1,240**	3,060
Other Activities	1,619	**1,285**	903

Revenues

In millions	2003 US $	2003 €	2002 €
DaimlerChrysler Group [1]	171,870	**136,437**	147,368
Mercedes Car Group	64,807	**51,446**	50,170
Chrysler Group	62,130	**49,321**	60,181
Commercial Vehicles	35,923	**28,517**	28,401
Services	17,682	**14,037**	15,699
Other Activities [1]	554	**440**	508

1 Excluding MTU Aero Engines

Consolidated Revenues

in billions of €


Other markets
USA
European Union
175
150
125
100
75
50
25
1999
2000
2001
2002
2003

Note:
With reporting for the year 2003, DaimlerChrysler has departed from its previous practice of presenting earnings with and without one-time effects; only one figure is reported for operating profit, net income and earnings per share.
In order to ensure comparability, a reference is made to the one-time effects included in the prior year's figures.
DaimlerChrysler is following the new rules adopted by the Securities and Exchange Commission (SEC), which apply to the 2003 financial year and require reporting of "one-time effects" much more restrictively.



Despite a renewed sharp increase in customer incentives, the US automobile market contracted slightly to 17.0 million vehicles (2002: 17.1 million). With total sales of 14.3 million vehicles (2002: 14.5 million), the passenger-car markets of Western Europe were also unable to stimulate global demand due to the region's generally weak economy. Whereas the markets of South America recovered only gradually from their crisis of the prior year, the countries of Central and Eastern Europe and above all, the emerging markets of Asia - led by China - experienced market growth, in some cases of a significant magnitude.

After the sometimes dramatic market slumps of recent years, demand for commercial vehicles stabilized worldwide in 2003, but at a low level. In North America, unit sales of heavy and medium-duty trucks did not quite match the level of 2002, and in Western Europe new registrations were again slightly below the prior-year levels. In Japan, purchases brought forward due to forthcoming stricter emission laws for metropolitan areas led to a significant boost in demand.

Unit sales of 4.3 million vehicles. Reflecting weak demand in major markets, DaimlerChrysler sold 4.3 million passenger cars and commercial vehicles in 2003 (2002: 4.5 million) but did not reach the high level of previous year.

The Mercedes Car Group division performed very well under difficult conditions. Unit sales of 1.2 million vehicles almost reached the high level of the previous year. The division strengthened its leading position in the premium segment worldwide (see pages 46 ff).

The Chrysler Group sold 2.6 million vehicles of the Chrysler, Jeep® and Dodge brands in 2003. Increasingly tough competition was the key factor behind the 7% decrease (see pages 50 ff).

Despite the continuation of difficult market conditions, the Commercial Vehicles division sold 501,000 trucks, vans and buses in 2003 (2002: 485,400) and thus exceeded previous years' level by 3% (see pages 54 ff).

Group revenues of €136.4 billion (2002: €147.4 billion). Due to the lower level of unit sales and the appreciation of the euro against the US dollar, total revenues decreased by 7% to €136.4 billion in 2003. Adjusted to exclude currency translation effects, revenues were 3% higher than in the prior year.

Whereas Mercedes Car Group again increased its revenues thanks to a more advantageous model mix, revenues at Chrysler Group decreased significantly as a result of market and currency-translation effects. Despite significant negative effects from currency translation, the revenues generated by the Commercial Vehicles division were just above the prior-year level. The fact that the Services division's revenues were lower than in 2002 was due to the appreciation of the euro against the dollar.

In regional terms, DaimlerChrysler's revenues generated in the European Union increased by 4% to €47.8 billion. In the NAFTA region, revenues decreased by 16% to €72.4 billion, mainly due to the lower unit sales of the Chrysler Group; adjusted for currency translation effects, there was a much lower reduction of 2%. Revenues generated in the rest of the world rose by 8% to €16.2 billion.

362,063 employees. At the end of 2003, DaimlerChrysler employed 362,063 people (end of 2002: 365,571). Compared with the prior year, the number of employees increased slightly at Mercedes Car Group, Commercial Vehicles and Services , while the Chrysler Group's workforce decreased as a result of its restructuring activities. The sale and deconsolidation of the MTU Aero Engines business unit at the end of 2003 resulted in a decrease of about 8,400 employees at the Group. (See pages 78 f).

Optimized procurement processes. In 2003, we gave our procurement processes even more international reach. Furthermore, we prepared a list of measures to be taken in close collaboration with our suppliers with the aim of achieving continuous improvements in quality. Worldwide, DaimlerChrysler purchased goods and services worth €99.7 billion in 2003 (2002: €102.1 billion). Of this total, 40% was accounted for by Mercedes Car Group, 34% by the Chrysler Group, 23% by Commercial Vehicles and 3% by other units. (See pages 74 f).

€12.2 billion invested in the future. Last year, DaimlerChrysler invested €6.6 billion in property, plant and equipment (2002: €7.1 billion) and €5.6 billion in research and development (2002: €5.9 billion). Major investments were made by Mercedes Car Group to extend the Rastatt and Tuscaloosa plants for the production of the new A-Class and M-Class series, and to prepare for the production of the new smart forfour. The main investments for the Chrysler, Jeep® and Dodge brands involved modifying the plant in Newark for the production of the new Dodge Durango, and expenditures for the nine new models in 2004.



The Jeep® Liberty in the Everglades

Important projects for the Commercial Vehicles division were the new Viano/Vito van family, the successor to the Sprinter and a new school bus for the US market. 26,700 people were employed in our research and development departments at the end of 2003. (See pages 68 f).

Concentration on automotive business. Our strategy of concentrating on the automotive business and related services was continued in 2003.

Effective December 31, 2003, DaimlerChrysler sold the engine manufacturer MTU Aero Engines to the financial investor Kohlberg, Kravis and Roberts & Co. Ltd. (KKR).

Furthermore, DaimlerChrysler and ThyssenKrupp Automotive agreed in November 2003 that ThyssenKrupp Automotive would initially acquire 60% of Mercedes-Benz Lenkungen GmbH (a producer of steering components) and the remaining 40% after a period of at least two years.

Further development of strategic partnerships in Asia. In March 2003, DaimlerChrysler acquired for €764 million a direct holding of 43% in Mitsubishi Fuso Truck and Bus Corporation (MFTBC), which had been spun off from Mitsubishi Motors Corporation (MMC) in January 2003. MFTBC is Japan's market leader in commercial vehicles with a market share of about 30%, and also has a strong presence in the countries of South East Asia. By expanding its presence in Asia, our Commercial Vehicles division is implementing its strategy of profiting from its significant scale and will further extend its position as a global market leader. In January 2004, we agreed with our partners from the Mitsubishi Group that Daimler-Chrysler would acquire another 22% of the shares in MFTBC.

In September 2003, DaimlerChrysler AG and Beijing Automotive Industry Holding Company Ltd. (BAIC) signed a pioneering new framework agreement. This agreement covers the restructuring of the existing joint venture, increased investment and the production of Mercedes-Benz C-Class and E-Class passenger cars. In addition, the framework agreement covers cooperation between DaimlerChrysler and Beiqi Foton, in which BAIC is the main share-holder, on the production of heavy and medium-duty trucks (including the Mercedes-Benz Actros range) as well as engines and additional components for the Chinese market.

Investments in Property, Plant and Equipment

In millions	2003 US $	2003 €	2002 €
DaimlerChrysler Group	8,332	**6,614**	7,145
Mercedes Car Group	3,702	**2,939**	2,495
Chrysler Group	3,133	**2,487**	3,155
Commercial Vehicles	1,267	**1,006**	1,263
Services	96	**76**	95
Other Activities	152	**121**	137

Research and Development Expenditure

In millions	2003 US $	2003 €	2002 €
DaimlerChrysler Group [1]	7,018	**5,571**	5,942
Mercedes Car Group	3,385	**2,687**	2,794
Chrysler Group	2,128	**1,689**	2,062
Commercial Vehicles	1,276	**1,013**	959
Other Activities[1]	229	**182**	127

1 Excluding MTU Aero Engines.

In December 2003, the Chinese State Development and Reform Commission approved an application to establish a joint venture between DaimlerChrysler, the Taiwanese China Motor Corporation and the Chinese Fujian Motor Industry Group. This joint venture plans to produce the Mercedes-Benz Sprinter and the new Viano/ Vito van family in an all-new plant with an annual capacity of 40,000 units in Fuzhou City in the province of Fujian, starting at the end of 2005.



Outlook

Competitiveness and efficiency to improve further in all divisions | Mercedes Car Group to renew and expand its product range with second model offensive | Chrysler Group to launch nine new models in 2004 | Commercial Vehicles division on track for solid growth | Increasing sales support through financial services | Total investments of €38 billion by the end of 2006 to enhance competitiveness | High expenditures for new products in 2004 with significantly improved earnings from 2005

Prospects for economic growth improve again. The prospects for growth of the world economy have gradually improved since the middle of 2003, with the main impetus coming from North America and emerging markets. The US economy in particular is expected to grow substantially in 2004. The outlook for the economies of Western Europe can also be viewed more positively, but due to the slow recovery of demand in Germany, growth is expected to remain rather modest at first and is unlikely to accelerate before the year 2005. In Japan, mid-term expectations are subdued despite surprisingly positive developments in 2003.

Now that South America has overcome its economic crisis and Asia and Eastern Europe are developing positively, emerging markets should start to provide some useful stimulus again in 2004. Overall, we expect the world economy to expand by just over 3% in 2004 and thereafter.

We assume that the euro will tend to appreciate slightly against major currencies compared with average exchange rates in 2003.

Moderate rise in global demand for automobiles. Favorable economic developments should result in more buoyant demand for cars. Although we expect the tough competitive situation in North America to continue in the year 2004, the market for passenger cars and light trucks is expected to expand a little. In Western Europe, market growth will probably commence some time during 2004 in parallel with overall economic developments but, as in Japan, will not be as strong as in most other regions of the world.

In the field of commercial vehicles the major markets of North America and Western Europe appear to have bottomed out. The expected economic revival with growing investment activity should trigger a gradual increase in unit sales in these markets. However, in Japan the purchases brought forward in the year 2003, due to new emission regulations, will reduce growth prospects in that country.

In the next few years, expansion in global demand for both cars and commercial vehicles will primarily take place in the emerging markets of Asia and South America and probably also in Eastern Europe, due to these regions' dynamic growth in purchasing power and rising need for mobility. International competition will be exacerbated by the limited scope for expansion of the large automobile markets of North America, Western Europe and Japan, in combination with shorter product lifecycles and high production capacity worldwide. Additional factors are stricter environment and safety regulations, the fulfillment of which will increase costs for all manufacturers. Against this background, such advantages as the ability to differentiate oneself from the competition by means of innovation and strong brands, presence in the growth markets of Asia and the opportunity to exploit economies of scale will continue to gain importance.



The Mercedes-Benz Actros in the Alps near Bozen

Further growth for Mercedes Car Group. In the next few years, Mercedes Car Group's second model offensive will not only renew its product range, it will also broaden it substantially. The goal is to significantly increase unit sales, revenues and operating profit by 2006, and to further strengthen the market position of the Mercedes-Benz and smart brands. We intend to achieve this with numerous new models to be launched in the years 2004 through 2006. The new Mercedes-Benz models include a new SLK roadster, new A-Class models, a new four-door CLS coupe, a new M-Class, the Grand Sports Tourer and the new S-Class. The smart product range will be extended in April 2004 with the new four-seater smart forfour, and in 2006 with the compact SUV smart formore to be produced in Brazil. In addition, Mercedes Car Group will increase its drive to leverage the market potential offered by Asia in the future. We plan to selectively expand our activities in China and to continue strengthening our sales organizations in Asian markets.

Chrysler Group to launch numerous new products. The Chrysler Group expects that the US market for passenger cars and light trucks will continue to be extremely competitive. In addition to further efficiency improvements, the Chrysler Group's strategic focus will therefore increasingly be on achieving a sustained improvement in competitiveness through attractive, innovative new products with more appeal than their rivals. Nine new models will be launched in 2004 and a total of 25 in 2004 through 2006. With these new vehicles, the Chrysler Group intends to rank alongside the best in the world in terms of product quality and the efficiency of production processes, while setting itself apart from the competition with its product designs and attractive value. This strategy is expected to result in rising earnings contributions starting in 2004, despite higher expenditures for the introduction of new products.

Further earnings improvement for Commercial Vehicles. With the reorganization of its worldwide truck business effective January 1, 2004, the Commercial Vehicles division has created a structural basis for the implementation of its "Global Spark" strategic initiative. This initiative calls for the continuation of the programs for efficiency improvements that are already running successfully in all of the division's business units. In addition, the division intends to utilize more consistently than in the past the economies of scale arising from its position as the world's largest manufacturer of commercial vehicles, and thus achieve cost advantages over the competition. Some concrete examples are the standardization of components and system modules such as engines and electronics. Another aim is to strengthen the division's market position in Asia in general and in China in particular, in collaboration with our Asian partners (see page 56 f). In addition to this strategic initiative, the division will push forward its product offensive with new models, new components and pioneering technologies to raise safety and environmental standards. Overall, the division is therefore very well prepared to further strengthen its market position worldwide in the coming years while continuously improving its profitability.

Increasing sales support from financial services. The Services division will continue to focus on automotive financial services. In this way, unit sales of the Group's brands will be promoted while maintaining the high profitability of the financial services business. In cooperation with the sales organizations of the automotive brands, additional tailored financial services offers will be created which will be adapted to each brand's specific requirements and markets. At the same time, the systems and processes in use will be continuously improved, thus enhancing risk management in particular, as well as other key processes. We see growth opportunities in fleet management and in the markets of Eastern Europe after EU enlargement. Furthermore, we are preparing to further expand our services activities in Asia.

The Toll Collect consortium partners have presented a plan for the full-scale start of the truck toll system in Germany by December 31, 2005 at the latest. According to the consortium's offer, however, the system will also be able to start with restricted functionality on December 31, 2004. DaimlerChrysler Services has a 45% share of the Toll Collect consortium. At the time when the DaimlerChrysler Group's Management Report was finalized, it was not yet possible to foresee whether and under which conditions an agreement could be reached between the consortium and the Federal Republic of Germany. The stage of negotiations on February 17, 2004 did not exclude the possibility of the contract being terminated.



Mitsubishi Motors: Further cost reductions and new products from 2005. Business developments at Mitsubishi Motors (MMC) in its 2003/04 financial year are overshadowed by continuing losses. This necessitates a repeated thorough revision of the existing mid-term planning and restructuring activities at MMC, which together should lead to a sustained improvement in its operating result and balance-sheet structure. However, a significant improvement in profitability is unlikely to be achieved before the launch of new models in 2005 and 2006. Mitsubishi will be able to realize substantial cost advantages with these vehicles through its collaboration with DaimlerChrysler. Further economies of scale are to be realized through a "World Engine" project shared by Mitsubishi Motors, Chrysler Group and Hyundai Motor, with a planned total volume of more than 1.5 million 4-cylinder gasoline engines each year. Mitsubishi Motors plans to significantly expand its successful operations in China in cooperation with DaimlerChrysler. For example, in addition to the Pajero sport utility vehicle, from 2004 the Outlander SUV will also be produced in China, with more new models to follow. Overall, Mitsubishi Motors will significantly expand local vehicle production and will expand its output of engines in China.

Recovery in sight for airline industry. The airline industry is still affected by the general economic weakness. A recovery is expected starting in the year 2005.

Nonetheless, EADS plans to increase its operating earnings in 2004 by about 20% compared with the prior year. After a cautious assessment of its order backlog, Airbus expects to deliver nearly 300 aircraft this year. Conservative planning of delivery dates ensures that EADS has the required flexibility to react to unforeseen events and the risks involved in customer financing.

On the basis of EADS' high order volume in the defense business, its revenues in this segment will continue to grow in the coming years. There will be significant contributions from the A400M military transport aircraft, the Tiger and NH90 helicopters, the Eurofighter and guided-missile programs.

Due to the expected recovery of the space business and the restructuring of the Space division, EADS assumes it will achieve breakeven in terms of operating profit in this area in 2004.

In the medium term, EADS plans to increase its revenues to more than €40 billion.

Revenues expected to increase significantly. Given a generally more favorable market environment, on a comparable basis we expect DaimlerChrysler's revenues in 2004 to be somewhat higher than in 2003. The appreciaton of the euro against the US dollar compared with the average exchange rate in 2003 that we assume in our operative planning should lead to negative currency-translations effects.

As a result of the anticipated improvement in market conditions and the introduction of numerous new and high-value models, we assume that revenues will rise significantly in the years 2005 and 2006. Positive contributions are anticipated from all of the divisions. We expect the highest growth rates to be recorded in the emerging markets of Asia.

Significantly better earnings prospects for DaimlerChrysler in the long term. DaimlerChrysler assumes that markets will remain intensely competitive in 2004. Based on the expectations of our divisions and of EADS and MMC (which are both consolidated in the Group at equity), DaimlerChrysler is striving to achieve a slight increase in operating profit in 2004 compared to the results achieved in 2003 (excluding restructuring expenditures at the Chrysler Group and excluding the gain from the sale of MTU Aero Engines). We anticipate significant improvements in earnings in the years 2005 and 2006, when the full effects are felt of both Mercedes Car Group's second model offensive and Chrysler Group's new products. In total, the DaimlerChrysler Group intends to launch about 50 new vehicle models in the years 2004 through 2006. In addition, we will consistently push forward the programs running in all divisions to enhance competitiveness, creating the right conditions also on the cost side for a sustained improvement in our profitability. The intensified networking of our worldwide activities, the knowledge transfer within the Group and above all the cross-divisional projects initiated by the Executive Automotive Committee (EAC) will all contribute towards higher earnings in the coming years (see pages 58 f.) However, a basic condition for the achievement of the targeted increase in earnings is a stable economic and political environment worldwide, as well as the upturn in the global demand for automobiles expected for the years 2004 through 2006.



The smart roadster-coupé on Gran Canaria

€38 billion to secure the future. In the planning period of 2004 through 2006, DaimlerChrysler will spend some €38 billion on property, plant and equipment, and research and development. Cross-divisional collaboration within the Group and with our Asian partners and the resulting economies of scale should enable us to employ these funds even more efficiently than in the past. A large part of the expenditure will be for the development and preparation of new products to continue Mercedes Car Group's second model offensive and for Chrysler Group's new models. Significant sums are also planned for modernizing production facilities and developing new technologies to enhance the safety, environmental compatibility and economics of road transport.

Revenues

	Plan 2004	Plan 2006
In billions	€	€
DaimlerChrysler Group	141	161
Mercedes Car Group	53	61
Chrysler Group	52	58
Commercial Vehicles	29	34
Services	14	17
Other Activities	0.4	0.4

Investments in Property, Plant and Equipment

	Plan 2004	2004-2006
In billions	€	€
DaimlerChrysler Group	7.3	21.7
Mercedes Car Group	3.0	8.3
Chrysler Group	2.8	9.0
Commercial Vehicles	1.3	3.9
Services	0.1	0.3
Other Activities	0.1	0.2

Research and Development Expenditure

	Plan 2004	2004-2006
In billions	€	€
DaimlerChrysler Group	5.6	16.4
Mercedes Car Group	2.5	7.3
Chrysler Group	1.8	5.4
Commercial Vehicles	1.1	3.1
Other Activities	0.2	0.6

Forward-Looking Statements in this Annual Report:
This Annual Report contains forward-looking statements that reflect management's current views with respect to future events. The words anticipate, assume, believe, estimate, expect, intend, may, plan, project and should and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Report" on the pages 101 ff in this Annual Report and under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.



DaimlerChrysler Shares

Significant stock market gains after weak start in the first quarter of 2003 | Revival in equity prices due to first signs of global economic recovery | DCX up 26% over the year to €37.00

International stock markets in 2003. After three disappointing years, international stock markets made strong gains in 2003. All the major international indices such as the S&P 500, the Dow Jones Industrial, the Nikkei, the Euro Stoxx 50 and the DAX closed the year substantially higher than they started.

At the beginning of 2003, the downward trend of the prior year continued. Investors' general unwillingness to purchase shares reflected the weak state of the global economy and the threat of military conflict in the Middle East. Another negative factor at that time was the spread of SARS in Asia and Canada. Share prices rose significantly during the summer months. Investors' willingness to buy was encouraged by low share prices and growing signs of economic recovery, particularly in the United States. In the fourth quarter, equity markets first went through a period of consolidation, before climbing again significantly at the end of the year.

DCX performance in 2003. Like other equities, DaimlerChrysler's stock was affected by the difficult market situation at the beginning of the year. However by the Annual Meeting at the beginning of April it was performing relatively well. When investors started buying again, our stock climbed 54% from its low for the year (€23.94) in the middle of March to €36.85 at the beginning of September. The upward trend was slowed slightly at the beginning of June by the announcement that, due to the intense competition in the United States, Chrysler Group would report a loss for the second quarter and that the DaimlerChrysler Group's operating profit target would be lowered to around €5 billion. Although several analysts reduced their earnings forecasts and share price targets, DCX climbed during the summer months and was one of the best performing stocks in the automotive sector. The share price then came under pressure in fall as a result of profit-taking and investors' unease over the outlook for the automotive industry. In the closing weeks of the year, DCX was stronger than the overall market and ended the year at €37.00 in Frankfurt and US $46.22 in New York close to its peaks for the year. During 2003, DaimlerChrysler shares were again among the most liquid in the world with a global trading volume of 1.7 billion shares (2002: 1.6 billion), a of which 153 million were traded in the United States (2002: 154 million) and 1.6 billion in Germany (2002: 1.5 billion).

Investor relations activities. The Investor Relations department provided information on the Group in a timely manner to analysts, institutional investors, rating agencies and retail shareholders throughout the year. One of the most important events was the Annual Meeting, which took place in Berlin on April 9, 2003 with more than 9,000 participants. On the Internet, we continued to expand the range of information available to institutional and private investors. In September 2003, along with a redesign of the Group's website, we completely revised the Investor Relations section. Our communication activities for institutional investors and analysts included roadshows in the major finance centers of Europe, North America and Asia, as well as some 120 discussions held at our headquarters in Stuttgart and Auburn Hills. We also provided information on our quarterly results to the investment community in conference calls which were simultaneously broadcast on the Internet.



The DaimlerChrysler Annual Meeting 2003

Share Price Index



140
130
120
110
100
90
80
70
Dec. 31 02
Feb. 28
April 30
June 30
Aug. 30
Oct. 31
Dec. 30
DaimlerChrysler
Dow Jones STOXX Auto Index
DAX

Development of Important Indices

	Status End of 2003	Status End of 2002	% Change
Dow Jones Industrial Average	10,454	8,342	+25
Nasdaq Composite	1,468	984	+49
FTSE 100	4,477	3,940	+14
Nikkei	10,677	8,579	+24
Dow Jones Euro Stoxx 50	2,761	2,386	+16
DAX 30	3,965	2,893	+37
Dow Jones Stoxx Auto Europa	190	154	+23
MSCI World Index Automobiles	101	73	+38
In comparison: DaimlerChrysler's shares (in €)	37.00	29.35	+26

DaimlerChrysler Share Price (high/low) in €



€
40
35
30
25
20
Jan. '03
Feb. '03
March '03
April '03
May '03
June '03
July '03
Aug. '03
Sept. '03
Oct. '03
Nov. '03
Dec. '03

Statistics

	2003	2003	2002
December 31	**US $**	**€**	**€**
Capital stock (in millions)	3,317	**2,633**	2,633
Number of shares (in millions)		**1,012.8**	1,012.8
Market capitalization (in billions)	46.8	**37.5**	29.7
Number of shareholders (in millions)		**1.8**	1.8
Weighting on share index			
DAX 30		**7.2%**	8.1%
Dow Jones Euro Stoxx 50		**1.3%**	2.1%
Credit rating, long-term			
Standard & Poor's		**BBB**	BBB+
Moody's		**A3**	A3
Fitch		**BBB+**	-

Shareholder Structure at of Dec. 31, 2003

By type of shareholder

Major shareholders 19%	12%	Deutsche Bank AG
	7%	Kuwait Investment Authority
Free float 81%	53%	Institutional investors
	28%	Retail investors

By region

7%	Rest of the world
15%	USA
23%	Europe excluding Germany
55%	Germany

Statistics per Share

	2003	2003	2002
	US $	**€**	**€**
Net income (basic)	0.55	**0.44**	4.68
Net income (diluted)	0.55	**0.44**	4.67
Dividend		**1.50**	1.50
Stockholders' equity (Dec. 31)	42.89	**34.05**	34.72
Share price: year-end	46.22 [2]	**37.00** [1]	29.35 [1]
high	46.83 [2]	**37.34** [1]	55.44 [1]
low	26.96 [2]	**23.94** [1]	28.16 [1]

1 Frankfurt Stock Exchange.
2 New York Stock Exchange.



DaimlerChrysler Worldwide

Nearly 100 production locations in 17 countries | Worldwide sales of vehicles and financial services | NAFTA and Europe once again main sources of revenues | Increasing importance of Asia

Europe

	Production locations	Sales outlets	Revenues in millions of €	Employees
Mercedes Car Group	9	-	32,425	94,614
Chrysler Group	-	-	3,109	445
Commercial Vehicles	19	-	15,194	58,953
Sales Organization Automotive Businesses	-	4,774	-	40,938
Services	-	99	5,568	4,413
Other Activities	-	-	396	10,777

South America

	Production locations	Sales outlets	Revenues in millions of €	Employees
Mercedes Car Group	1	-	204	1,126
Chrysler Group	2	-	289	571
Commercial Vehicles	3	-	1,060	11,019
Sales Organization Automotive Businesses	-	548	-	-
Services	-	8	91	330
Other Activities	-	-	-	-

NAFTA

	Production locations	Sales outlets	Revenues in millions of €	Employees
Mercedes Car Group	1	-	11,848	2,191
Chrysler Group	32	-	45,044	92,034
Commercial Vehicles	17	-	9,282	22,049
Sales Organization Automotive Businesses	-	5,158	-	2,571
Services	-	44	7,917	5,475
Other Activities	-	-	36	2,322

Asia

	Production locations	Sales outlets	Revenues in millions of €	Employees
Mercedes Car Group	3	-	5,100	352
Chrysler Group	1	-	416	12
Commercial Vehicles	2	-	1,395	1,385
Sales Organization Automotive Businesses	-	1,110	-	1,317
Services	-	9	134	155
Other Activities	-	-	6	45



Finish of the Mercedes-Benz S-Class and E-Class in the DaimlerChrysler plant in Sindelfingen

Africa

	Production locations	Sales outlets	Revenues in millions of €	Employees
Mercedes Car Group	1	-	1,078	5,868
Chrysler Group	1	-	281	-
Commercial Vehicles	1	-	947	1,123
Sales Organization Automotive Businesses	-	241	-	-
Services	-	3	197	463
Other Activities	-	-	1	-

Australia / Oceania

	Production locations	Sales outlets	Revenues in millions of €	Employees
Mercedes Car Group	-	-	783	-
Chrysler Group	-	-	182	-
Commercial Vehicles	-	-	562	533
Sales Organization Automotive Businesses	-	211	-	783
Services	-	2	130	199
Other Activities	-	-	1	-

Note:
Unconsolidated revenues of each division (segment revenues)

Moving People


678 BBH 06





The Mercedes-Benz E-Class station wagon at the Cap Antibes

On the following pages you will experience the world of DaimlerChrysler from a very special perspective.

Unique personal portraits of customers of our brands were gathered worldwide. For the first time we utilized the photographic technique of lomography, which enables creating vivid and almost cinematic images of people in motion.

DaimlerChrysler is a dynamic company, which guarantees a broad spectrum of possibilities through its brands and products. We have tried to capture the world of our customers and their vehicles through "authentic", "living" photographic images. Can you feel the spirit of independence shining through?

You can experience "real" customers in real situations and living environments. The young Mercedes couple in Antibes, the Chrysler family in Miami, the charming Setra driver in sunny Spain, the proud Freightliner trucker in Portland...

Everyone was glad to cooperate and everyone welcomed the opportunity to act as ambassadors of our brands in the Annual Report. And, of course, this also confirmed us in our philosophy that the best stories are written by life itself.

Enjoy the world of DaimlerChrysler!




"Love at first sight."

Mari and Samuli Toronen live on the Côte d' Azur and work for their family business. When they travel home to Finland the couple needs a lot of space for their suitcases and dogs.

"Our parents love and drive Mercedes-Benz – it's a family tradition. And when I saw the shape of the E-Class station wagon, I knew we just had to have it. This car is an invitation to load up", says Samuli. And they do have a lot to.


678 BBH 06

Exceptionally spacious. Irresistibly good looking.


smart
Sunny views




Time for a break.


N888MI
MAYBACH
“Rendezvous in Miami”


In pursuit of perfection. Prestige
and mobile office.


"Juniors on tour"


Chrysler
Footballs, skateboards, jackets ... many things have to be taken along if you are travelling with three boys, even just for a weekend trip. Emma and Ken Fleming love to travel in their Chrysler Pacifica – the boys watch cartoons, all toys are on board and five stars in safety give a family a feeling of security. Did we mention the design?
Three boys. Five stars. Have a nice weekend.


Outdoor games


Go anywhere. Do anything.

You can pack plenty inside a Dodge Durango. And with the HEMI engine you get best-in-class horsepower. But these aren't the only convincing features for Randy and Al [illegible]. They really live, breathe and – for more than 30 years – have driven Dodge products. For building their [illegible] restaurant in Rancho Cucamonga, California, the Durango is perfect for hauling supplies. And on weekends, Al tows his 1968 Dodge Barracuda with his Durango to the race track. There's something...


"Private power station"


Big size. Smooth ride. And HEMI Power.


FERCAM
944

“Always on time”

Mercedes-Benz Commercial Vehicles

The new Mercedes-Benz Actros has all the benefits of the popular Actros model series, as well as a number of new features that increase efficiency and improve transport performance even further. These features are also appreciated at the Fercam Logistics & Transport shipping firm in Bozen, which has been in the international transport business since 1965. The drivers of the fleet, of over 400 Mercedes-Benz semi-trailer tractors, are enthusiastic: Franz Klammer and Heinz Pfister already swear by the "Actros 2" with its new driver concept and comfortable interior cabin design and, like the international jury, would choose the new Mercedes-Benz Actros as Truck of the Year 2004.



Today in Bozen. Tomorrow in Rome. We keep our promises.

In general, buses in Spain are used less for weekend or study travel than as the basic form of public transportation. Many passengers know and value the yellow Setra buses of Continental Auto in Madrid, the largest private bus operator in Spain. Santos Fernandes from Continental is proud to say that he has transported over 200 new Setra buses from the Ulm factory to Madrid since 1996. Today he and his co-workers traverse Spain in 800 yellow buses, which travel from city to city. [illegible] [illegible] for the yellow bus, please!


CONTINENTAL-AUTO
"Ready for travelling"


Contented faces. Faithful customers. Welcome on board.


88


"Own the road"


FREIGHTLINER




Power to succeed. Highway inspiration. Pride of the trucker.
LUND




LOVE
USED CAR




"Love Chrysler"

Monica Brem and her two sons have a simple concept: Love Chrysler! Monica raised her children all by herself. On the side she wrote books. And she is a successful entrepreneur. Monica is a Chrysler dealer in Corpus Christi, Texas and for her customers she is always looking for the best tailor-made financing solutions: she is working with DaimlerChrysler Services.


Love

Best financial solutions. Happy customers. Successful dealers.

Divisions





The Mercedes-Benz E-Class station wagon in Antibes, France



Mercedes Car Group

Operating profit higher than previous year's level despite increased investment in new products | More favorable model line up leads to further growth in revenues | Unit sales fall slightly due to difficult market conditions | Strong demand for E-Class, S-Class, CLK coupes and CLK convertibles | New smart roadster and roadster coupe very successful

	2003	2003	2002
Amounts in millions	**US $**	**€**	**€**
Operating profit	3,938	**3,126**	3,020
Revenues	64,807	**51,446**	50,170
Investments in property, plant and equipment	3,702	**2,939**	2,495
Research and development expenditure	3,385	**2,687**	2,794
Production (units)		**1,211,981**	1,238,927
Unit sales		**1,216,938**	1,232,334
Employees (Dec. 31)		**104,151**	101,778

Increase in earnings compared to prior year. Despite difficult conditions, the Mercedes Car Group strengthened its position in nearly all markets in 2003. Although major markets experienced a decline in demand for passenger cars, the division, comprising the premium passenger car brands of Mercedes-Benz, Maybach, smart, Mercedes-Benz AMG and Mercedes-Benz McLaren, sold 1,216,938 vehicles. Unit sales were therefore close to the previous year's level. As a result of the more favorable line up, revenues increased by 3% to €51.4 billion. Operating profit of €3.1 billion exceeded the previous year's level, despite the high costs associated with preparations for the second model offensive, the smart forfour, and marketing activities related to the launch of new models.

Mercedes-Benz strengthens market position. The generally low level of demand had little impact on Mercedes-Benz passenger cars. While unit sales increased in the United States by 3% and in Japan by 4%, in Western Europe they fell by 4%. Significant growth in the United Kingdom (+8%), Italy (+5%) and Spain (+9%) was offset by a decline in sales in Germany (-7%) and France (-9%). At 1,092,200 units (-2%), the brand's total sales were slightly below last year's record. However, thanks to its wide range of attractive models, the Mercedes-Benz brand was able to generally stengthen its market position and remains the world's most successful premium brand.


Let's Go
SAND DANCER
TIMELESS

The Mercedes-Benz E-Class station wagon in the harbour at Antibes, France

Highly successful launch of new E-Class station wagon and new CLK convertible. Both the E-Class sedan and station wagon proved particularly popular in 2003, as did the CLK coupe and convertible.

The fact that all of its variants were available in all markets greatly contributed to the success of the E-Class. Following its launch in Europe in March 2003 and its introduction in the US in November, the E-Class station wagon alone sold 42,700 units. A total of 305,300 E-Class vehicles were sold, up 26% compared with 2002, the year of the model's launch.

Unit sales of the CLK coupe and convertible increased by 42% to 85,900 vehicles, significantly exceeding expectations. This figure includes 18,300 for the new CLK convertible, launched in Europe and Japan in May 2003 and in the US in September. With unit sales of 442,100 vehicles, the C-Class performed extremely well in a market segment that contracted worldwide. The anticipated drop in C-Class sales of sedans, station wagons, the sport coupe and the SLK was the result of lifecycle-related factors. By carrying out extensive model upgrades we aim to make the C-Class sedan, the station wagon and the sport coupe even more attractive for our customers early in the summer of 2004.

The S-Class has to compete with various new models in its segment and its continued success is therefore particularly encouraging. Six years after its market launch, the S-Class sedan posted sales of 67,800 vehicles, slightly higher than the high level of the previous year. The SL roadster also continued its success story, with sales rising by another 6% to 33,400 units.

Unit sales of the A-Class, introduced in 1997, fell by 14% to 147,400 vehicles. This decline, in a market segment with a large number of new products, was mainly due to the present model approaching the end of its lifecycle. The A-Class has enabled Mercedes-Benz to successfully establish itself in the small-car segment with a premium-class vehicle. More than one million A-Class vehicles have rolled off the assembly line since its launch.

Also related to the model's lifecycle, unit sales of the M-Class decreased by 20% to 81,200. Since its introduction in 1997, more than 500,000 M-Class vehicles have been delivered to customers.

Expanded capacities at Rastatt and Tuscaloosa. A total of €900 million is being invested in the Rastatt plant to prepare for an A-Class successor model. We plan to expand the A-Class into a model family with the new series, thus strengthening the Mercedes-Benz brand's presence in this market segment.

We are also investing US $ 600 million to expand the Tuscaloosa production site. Ten years after the decision to build the Tuscaloosa production site, the company will double both the number of employees at the plant to around 4,000 and its annual production capacity to 160,000 vehicles. The Tuscaloosa plant will produce the M-Class successor model as well as another model variant and the new Grand Sports Tourer (GST). By combining features of existing vehicle types such as the family sedan, the station wagon and the SUV, the new GST will have a unique character and will create a new market segment.

Fascinating new models presented at the Frankfurt Motor Show. In September, we unveiled the Mercedes McLaren SLR super sports car and the Vision CLS four-door coupe concept vehicle at the International Motor Show in Frankfurt. Both enjoyed an overwhelmingly positive response. As a result, we decided in November to put the Vision CLS, which combines the features and dynamism of a coupe with the comfort and functionality of a sedan, into series production as the CLS-Class.

The first SLR super sports car from the McLaren production facility in Woking, England, was handed over to the Laureus Sports Award Foundation. The car was subsequently auctioned and the proceeds donated to charity. Deliveries will begin in April 2004. To ensure exclusivity, in total no more than 3,500 SLR super sports cars will be produced.



A successful year in motor sports. Mercedes-Benz had a very successful year in motor sports. In addition to winning the German Touring Car Series (DTM), Mercedes-Benz was runner-up in Formula One racing, with the outcome being decided only at the final Grand Prix in Japan. Thus after an exciting series of races, Mercedes McLaren driver Kimi Räikkönen finished the season in second place, just two points behind the overall winner. In the DTM races, Bernd Schneider demonstrated the impressive capabilities of the CLK DTM racing car by winning his fourth DTM title. With nine first-places in ten races, Mercedes-Benz dominated the DTM series.

Maybach satisfies the most discerning customers. The Maybach, which is currently at a production level of four vehicles a day, satisfies even the most exacting customer requirements. At the Maybach production facility in Sindelfingen, top priority is given to achieving perfection and ensuring complete customer satisfaction. In 2003, we delivered about 600 of these exclusive sedans to our customers. Additional Maybach Centers were opened during the year in locations including Tokyo, Hong Kong and Kuwait. A total of 16 Maybach centers are now in operation, as well as 71 Maybach sales partners in the United States.

smart positions itself as a multi-product brand. Sales of smart brand vehicles increased by 2% in 2003 to 124,700 units. Germany (41,500 units) and Italy (32,600 units) continue to be smart's most important markets. Sales in the UK (13,100 vehicles, +36%) and in France (9,500 vehicles, +11%) were particularly encouraging. Overall, smart succeeded in expanding its share of a sharply contracting market.

The very positive response to the smart roadster and smart roadster-coupé contributed substantially to this success. These new models, launched in April, revived the segment for small, purist sports cars. We already delivered 20,100 units in 2003. Thanks to the introduction of the roadster and the roadster-coupé, smart has made the transition from a single-product to a multi-product brand. This development has been accompanied by a new company logo and a new slogan, "open your mind".

With sales of 104,600 units, the city-coupé and the cabrio continued to be the best-selling models. New comfort and safety features were added in the spring of 2003. The ESP (Electronic Stability Program) handling system is now standard equipment on all smart models. Since the smart's market launch in 1998, 542,200 smart city-coupés and cabrios have been sold. It is now established as an innovative lifestyle brand in the mini-car and small-car segment.

smart's special appeal is also confirmed by its high resale value. According to EurotaxSchwacke, which monitors pre-owned automobile prices in Germany, the smart city coupe retains 74% of its original value after two years.



The smart roadster and the smart roadster-coupé at a viewing point on Gran Canaria

New markets for the smart brand. In 2003, the smart was launched in seven new markets: Australia, Mexico, Finland, Ireland, Cyprus, Lebanon and Turkey. As a result, smart cars are now available in 31 countries, and due to strong demand worldwide, other markets will follow. The launch in Mexico allowed smart to take an important first step into the NAFTA region. A compact SUV with off-road ability is also being developed, the smart formore, which will be manufactured in Brazil and launched in the United States in 2006.

Presentation of the smart forfour. We presented the next new model, the smart forfour, at the Frankfurt Motor Show in September 2003. The response was very positive. Thanks to its design, high safety standards and unparalleled innovations in this segment, the forfour will set a new benchmark in the small-car segment beginning in April 2004. The smart forfour will be produced at the NedCar plant in Born, the Netherlands, which will be operated as a joint venture between DaimlerChrysler and Mitsubishi Motors.

As a part of the smart product offensive, the name logic begun with the new four-seater was passed on to the city-coupé and the cabrio of the smart brand. Since January 1, 2004, these models have the new names, smart fortwo coupé and smart fortwo cabrio.

Passenger Car Sales 2003[1]

	1,000 units	03/02 in %
Mercedes-Benz	1,092	-2
of which: S-Class/SL/Maybach	109	+2
E-Class	305	+26
C-Class	442	-8
of which: CLK	86	+42
SLK	22	-27
Sport Coupe	53	-28
A-Class	147	-14
M-Class	81	-20
G-Class	7	-16
smart	125	+2
Mercedes Car Group	1,217	-1
of which: Germany	390	-6
Western Europe (excluding Germany)	423	+1
NAFTA	236	+2
United States (retail sales)	219	+3
South America	11	-18
Asia/Oceania (excluding Japan)	67	+9
Japan	46	-3

1 Group figures, unless otherwise indicated, (including leased vehicles)



Chrysler Group

Operating loss of €506 million including restructuring expenditures of €469 million | Result from ongoing business close to breakeven | Earnings impacted by tough competition in the US market | Significant improvements in productivity and product quality | Exciting new models launched in 2003 | Nine new products planned for 2004

	2003	2003	2002
Amounts in millions	**US $**	**€**	**€**
Operating profit (loss)	(637)	**(506)**	609
Revenues	62,130	**49,321**	60,181
Investments in property, plant and equipment	3,133	**2,487**	3,155
Research and development expenditure	2,128	**1,689**	2,062
Production (units)		**2,552,308**	2,749,903
Unit sales		**2,637,867**	2,822,659
Employees (Dec. 31)		**93,062**	95,835

Earnings impacted by challenging market environment. The Chrysler Group reported an operating loss of €506 million in 2003, including restructuring costs of €469 million (2002: operating profit of €0.6 billion including restructuring costs of €0.7 billion). Although the Chrysler Group did not completely attain its target of a small operating profit from ongoing business, it came very close to this goal. Last year's restructuring expenditures still related mainly to the turnaround plan announced in February 2001.

In the second quarter, the Chrysler Group posted a substantial operating loss reflecting sharp increases in customer incentives. However, due in particular to further cost-reduction activities and model renewals during the year, the Chrysler Group achieved positive earnings in the third and fourth quarters. Overall, the extremely successful measures we took to reduce costs, even exceeding the additional mid-year target of US $1 billion incremental savings, did not offset the losses from falling unit sales and higher incentives.

Worldwide in 2003, the Chrysler Group sold 2.64 million passenger cars, minivans, sport-utility vehicles and light trucks of the Chrysler, Dodge and Jeep® brands (2002: 2.82 million). Retail sales in the US decreased by 4% to 2.13 million vehicles. Sales growth for the Dodge Ram pickup truck (+13%), the Jeep® Wrangler(+9%) and the Dodge Durango (+1%) was offset by lower retail sales of Chrysler and Dodge minivans (-8%) and passenger cars (-13%). Overall market share in the United States was 12.5% (2002: 12.9%). Due to currency-translation effects, lower unit sales and higher sales incentives, revenues decreased to €49.3 billion (2002: €60.2 billion). In US dollars, revenues fell in 2003 by 2%.



The Chrysler Pacifica arriving at a resort in Miami, Florida

Significant gains in quality and efficiency. The quality of Chrysler, Jeep® and Dodge vehicles continued to improve in 2003. This is shown, for example, by the further reduction in warranty costs. Basic limited warranty costs per vehicle have fallen nearly 50% from 1996 to 2003 model years. Other indicators of the Chrysler Group's improved quality include J. D. Power and Associates' Initial Quality Survey (IQS), which showed another year-over-year improvement, despite a flat industry average. For example, the new Dodge Ram heavy duty pickup truck was selected as best in its class with a 10% quality improvement over the previous model.

The Harbour Report North America, which measures the productivity of US auto manufacturers, reported that the Chrysler Group achieved an 8.3% improvement in overall manufacturing efficiency compared with the prior year. This is the second-highest increase for an automotive manufacturer since the Harbour Report's inception in 1981.

More flexibility through new UAW agreement. In September 2003, the Chrysler Group ratified a new labor contract with the United Auto Workers in the United States, governing the wages and working conditions of more than 58,000 employees. The new agreement includes wage increases, while allowing the company greater flexibility in workforce deployment and to adjust to changing economic conditions.

Product offensive to improve competitive position. The Chrysler Group has significantly reduced costs in the last few years, including additional savings of US $1 billion in 2003 alone, beyond what was originally targeted for this year. Its strategic focus is now on further increasing efficiency and strengthening its competitive position with innovative new vehicles and a stronger sales organization. With new vehicles, the Chrysler Group intends to match the best in the world in terms of customers' perceptions, product quality and productivity, and will differentiate from the competition with exciting design and attractive pricing. To achieve this, the Chrysler Group will use the potential of collaboration within the DaimlerChrysler Group and with our alliance partner, Mitsubishi Motors Corporation.

As part of a far-reaching product offensive, the Chrysler Group will launch nine new products this year. These will include the Chrysler 300C sedan, new minivans from Dodge and Chrysler, the Dodge Magnum and the Jeep® Grand Cherokee.

New Chrysler brand models. The Chrysler brand presented two unique new vehicles in the spring and summer of 2003 - the Chrysler Pacifica and the Chrysler Crossfire.

The Pacifica combines the spaciousness of a minivan with the versatility of a sport-utility vehicle and the comfort of a sedan. It has created a new market segment and sets standards for the Chrysler brand in terms of product design and engineering. Unit sales of the Pacifica in the US market increased every month throughout the year after its launch in March 2003, reaching total sales of 56,700 vehicles by the end of the year.

Assembled in Germany by our partner, Karmann, the new Chrysler Crossfire sport coupe combines German technology with the power and design of a typical American sports car. Launched in June 2003, more than 4,000 units had been sold in the US by the end of the year.

In total, the Chrysler brand sold 609,200 vehicles in 2003 (2002: 665,300).

In 2004, we will launch additional new products under the Chrysler brand; these were presented to the public at the Detroit Motor Show at the beginning of 2004 and were very positively received. In addition to the Chrysler Crossfire coupe, a roadster version will be offered, featuring an innovative folding roof designed to provide ample usable trunk space when down. The success of the Chrysler PT Cruiser will continue with the availability of a convertible version. And a new Chrysler 300C full-size sedan will combine the advantages of rear-wheel drive with a powerful 5.7 liter HEMI V-8 engine and stunning design.

Twentieth anniversary of the minivan. The Chrysler Group, inventor of the minivan, celebrated the 20th anniversary of this successful vehicle category in 2003. The company has produced more than 10 million Chrysler and Dodge minivans since the vehicle's launch in 1983. During this period, the Chrysler Group has introduced 50 minivan-first features and earned more than 150 industry awards.

The Chrysler Group intends to follow up this success with a new range of minivans, to be launched early in 2004. The Chrysler and Dodge minivans will be the first in the market to offer "Stow 'n' Go" seating. This allows owners to fold the second- and third-row seats into the floor with virtually effortless one-hand operation. Stow 'n' Go is one of more than 15 new features on the new minivans, which ensure higher safety standards and driving experience, among other things. The new models were created on an all-new platform and were brought to market in just 18 months.



Dodge brand sets new standards with Durango. Dodge continues to be one of America's best-known and longest-running brands. Whether sports cars, pickup trucks, SUVs or minivans, all Dodge vehicles combine performance, tradition and style with the brand's unmistakable character.

An all-new Dodge Durango was launched in November 2003, which is larger than its predecessor and provides impressive performance and towing capability. Due to an improved cost situation, we were able to reduce the base price by US $1,000 compared with the 2003 model, in the case of the Durango SLT 4x4 the price is actually US $2,000 lower, although the new model features a completely new body, new engines and improved equipment. The vehicle showed a very strong start in the market and has already received three awards including the "Truck of the Year". The new Durango is manufactured at the Newark, Delaware, assembly plant, in which the Chrysler Group has invested approximately US $180 million. Through flexible manufacturing processes and by reusing existing plant equipment, the Chrysler Group was able to reduce capital expenditures for this new model by 30% compared to similar model changeovers in the past. It shows that new, more flexible manufacturing methods can be applied to existing operations, and demonstrates how we are boosting productivity and flexibility while further improving quality.

New Dodge vehicles in 2004 will include the Caravan minivan, the Dakota and the all-new Dodge Magnum, a sports tourer featuring a 5.7 liter HEMI engine and rear-wheel drive. This vehicle offers the performance of a powerful sedan combined with the functionality of a sport-utility vehicle.

Overall, Dodge sold 1,428,000 vehicles in 2003 (2002: 1,561,800).

Jeep®: Fun, freedom and legendary off-road ability. In a challenging market environment, Jeep® continued to enthuse customers in 2003 with its rugged and versatile vehicles and legendary off-road capability. A total of 596,200 Jeep® Grand Cherokee, Jeep® Liberty (Cherokee outside the United States) and Jeep® Wrangler vehicles were sold (2002: 595,600).

The Jeep® brand generates customer enthusiasm and loyalty through relationship management and individual customer care. For example, we offer Jeep® owners unequaled opportunities to explore their vehicles' off-road abilities and to share their experience first hand with fellow Jeep® owners. One of these opportunities is Camp Jeep®, which is among the largest and best-attended owners' events in the United States. It was held for the ninth time in 2003.

The Chrysler Group will introduce the new Jeep® Wrangler Unlimited model later in 2004. With a longer wheelbase, this vehicle offers more space, improved off-road capability and enhanced on-road comfort and quietness.

The most important new Jeep® model in 2004 will be the new Jeep® Grand Cherokee, which will be available at dealerships later in the year.

Presentation of pioneering concept vehicles. In 2003, several concept vehicles provided a glimpse of the Chrysler Group's exciting model generations to come.

At the Geneva Motor Show in March, the Chrysler Group unveiled the Chrysler Airflite concept. The Airflite blends the passion of Chrysler design, the styling of a coupe and the practical functionality of a sedan to create a unique interpretation of the five-door hatchback.

In September 2003, the Chrysler 300C Touring concept was presented at the Frankfurt International Motor Show. The station-wagon version of the Chrysler 300C shares most of its design, powertrain and interior appointments. The 300C Touring targets markets in Europe and is to be launched there in 2004.



The Dodge Durango on a construction site in Rancho Cucamango, California

The Jeep® Treo was shown at the Tokyo Motor Show in October, offering a fresh look at classic Jeep® design themes such as the seven-bar radiator grill and prominent windshield. Treo's designers were challenged to look a decade or more into the future and extend the Jeep® brand's customer base. The result is an urban mobility vehicle that provides Jeep® style and freedom in a clean, compact package.

At the North American International Auto Show in Detroit in January, the Chrysler ME Four-Twelve, the Dodge Slingshot and the Jeep® Rescue were presented.

The quad-turbo, V-12 powered, mid-engine Chrysler ME Four-Twelve super car is the most advanced Chrysler ever built, and a brilliant example of the Chrysler Group's capabilities. Taking less than one year to complete from start to finish, the Chrysler Group partnered with some of the best in the business to assist in its development.

The Dodge Slingshot is an adventurous and fun sports car concept, designed to be adaptable, practical and affordable. The Slingshot offers the genuine character of Dodge with a responsive and fun-to-drive performance that can take it from 0-60 mph in about 10 seconds while delivering up to 45 miles to the gallon.

Jeep® Rescue is designed for the most extreme situations and unforgiving conditions. Jeep® Rescue is uniquely equipped for unequaled search and rescue service. Rescue not only hints at future design direction for a large Jeep®, but builds on the rugged heritage of Jeep® to forge a new dimension for the brand.

Unit sales 2003[1]

		1,000 units	03/02 in %
Total		2,638	-7
of which:	Passenger cars	568	-17
	Light trucks	665	-1
	Minivans	477	-15
	SUV's[2]	928	+2
	United States	2,129	-7
	Canada	229	-10
	Mexico	100	-16
	Rest of the world	180	+5

1 Shipments (including leased vehicles)
2 Including PT Cruiser and Pacifica


53

Commercial Vehicles

Operating profit increased substantially to €855 million | Restructuring of Freightliner completed earlier than anticipated | Attractive new products boost competitiveness | Excellent response to new Actros | Expansion of strategic partnerships in Asia

	2003	2003	2002
Amounts in millions	**US $**	**€**	**€**
Operating profit (loss)	1,077	**855**	(343)
Revenues	35,923	**28,517**	28,401
Investments in property, plant and equipment	1,267	**1,006**	1,263
Research and development expenditure	1,276	**1,013**	959
Production (units)		**500,445**	483,029
Unit sales		**500,981**	485,408
Employees (Dec. 31)		**95,062**	94,111

Significantly higher operating profit. Despite a difficult business environment with declining demand in many markets, in 2003 the Commercial Vehicles division was able to increase sales of trucks, buses and vans by 3% to 501,000 units. DaimlerChrysler thus strengthened its position as the world's largest supplier of Commercial Vehicles. Although the euro appreciated against the US dollar, revenues of €28.5 billion were just above the previous year's level. Adjusted to exclude currency-translation effects, revenues rose by 7%. Operating profit was €855 million, compared to the prior year's operating loss of €343 million, which included one-time charges of €519 million. This substantial improvement in earnings was primarily due to the rigorous implementation of efficiency-boosting programs in all business units.

Freightliner successfully restructured. The Freightliner/Sterling/Thomas Built Buses business unit completed its turnaround program at the end of 2003, a year earlier than originally scheduled. As a result of the restructuring measures initiated in 2001, material costs and administrative expenses were substantially reduced and production efficiency was increased. Moreover, in the context of further developing our business model we improved sales activities and increased our market penetration.


ods
The Freightliner Coronado and the Freightliner Business Class M2 at a warehouse in Portland, Oregon

In 2003, Freightliner sold 128,300 commercial vehicles, a 13% increase over the previous year's figure. A total of 67,700 (2002: 65,400) Class 8 vehicles (15 metric tons gross vehicle weight and over) were sold under the Freightliner, Sterling and Western Star brands in the United States. DaimlerChrysler thus strengthened its leading position in the Class 8 segment in the NAFTA region, with market share increasing from 36% to 38%. Sales of Class 5 to 7 vehicles were up by 18% to 42,600 units, and market share in the NAFTA region rose sharply to 26% (2002: 23%).

To secure its competitive position, Freightliner invested heavily in new products and production facilities and launched several new vehicles in 2003. Sales of the medium-duty Freightliner Business Class M2 truck were 10,900 units. Introduced in 2002, it has now been supplemented by a heavy-duty Class 8 version. The Sterling brand meanwhile introduced a modified chassis for heavy-duty trucks, as well as additional variants of its medium-duty trucks. In November 2003, Thomas Built Buses launched a completely new school bus in the North American market. And we have completed our product range in the NAFTA region with the launch of the Unimog, which has been successful in Europe for many decades. To achieve economies of scale, we are also offering powerful Mercedes-Benz engines in Freightliner and Sterling trucks. In 2003, 32,600 trucks from the Freightliner/Sterling/Thomas Built Buses business unit were equipped with Mercedes-Benz engines. We are convinced that as a result of its restructuring measures and with new products, Freightliner is well prepared to meet future challenges.

Mercedes-Benz Trucks boosts sales despite continued market weakness. The Mercedes-Benz Trucks business unit sold 110,500 vehicles in 2003, an increase of 9% over the prior year. Continued market weakness in Western Europe was more than offset by higher sales in Eastern Europe, Turkey, the Middle East and Far East. We sold 28% (2002: 21%) of the trucks produced in Western Europe in countries outside the region. With sales of 59,300 units (2002: 60,300) and a market share of 21% (2001: 21%), Mercedes-Benz was again the leading brand in Western Europe for medium and heavy trucks. Mercedes-Benz Trucks also maintained its leading position in Brazil and Argentina, with market shares of 34% (2002: 34%) and 24% (2002: 33%), respectively. Although conditions in the region remained difficult, the business unit sold 23,800 vehicles (2002: 21,800) in South America overall.

Mercedes-Benz Trucks introduced several new products in 2003. The new Actros, which fully replaced its predecessor after an overlap period of just four months, has met with a very good response. First presented in September 2003, it has a completely redesigned driver's cab, improved aerodynamics, a new axle and suspension system and new engines with more power and lower fuel consumption. As a result of its convincing overall concept, the new Actros was given the "Truck of the Year 2004" award. In the segment of light and medium-duty trucks, the newly developed Accelo was successfully introduced in South America. 1,000 units have been sold since its launch in May 2003.

With the goal of enhancing profitability beyond the year 2004, the Mercedes-Benz Trucks business unit has started a future-oriented program known as TruckPlus. In addition to cutting costs, TruckPlus aims to boost unit sales and revenues, and to make even more effective use of our global development and production network, thus achieving the overall optimization of Mercedes-Benz Trucks' business system.

Enhanced efficiency in the components business. The business unit DaimlerChrysler Powersystems, which combines all the Group's component operations for commercial vehicles, posted revenues of €5.6 billion in 2003 (2002: €5.1 billion), despite the deconsolidation of Mercedes-Benz Lenkungen GmbH following the sale of a 60% stake to ThyssenKrupp. This increase was primarily due to higher sales to the other units within the DaimlerChrysler Group, a consistent improvement in quality and the implementation of the STEP efficiency-boosting program.

In 2003, DaimlerChrysler substantially increased the proportion of Detroit Diesel and Mercedes-Benz components in Freightliner and Sterling vehicles. To benefit from additional economies of scale, in 2003 we decided to develop a new engine family for heavy-duty trucks to replace the four different engine series currently in use. The new generation of engines is scheduled to go into series production in 2007.



DaimlerChrysler Buses and Coaches extends its leading position in the world market. Despite difficult markets, DaimlerChrysler Buses and Coaches increased sales of Mercedes-Benz, Setra and Orion complete buses and chassis by 13% to 28,300 units, further extending its leading position in the world market. In Western Europe, 6,700 buses were sold (2002: 5,900), representing a market share of 28% (2002: 26%). Sales figures were also up in South America, rising by 9% to 11,100 units. In Mexico we sold 4,300 complete buses and chassis (2002: 4,300), again taking top position with a market share of 47% (2002: 46%).

The North American urban and transit bus operations, which were integrated into the business unit in 2002, performed well during 2003. Although the market as a whole stagnated, our sales increased by 18% to 1,100 units.

In 2003, this business unit also presented numerous new models, including the Setra ComfortClass 400 coach variant and the Mercedes-Benz Tourino mid-range coach. In January 2003, the American version of the TopClass 400 was launched. Demand for this vehicle in North America is very strong, with 100 TopClass 400 buses already sold in the launch year.

In October 2003, DaimlerChrysler became the world's first manufacturer to install the Electronic Stability Program (ESP) as standard equipment in all Mercedes-Benz Travego and SetraTop-Class 400 coaches, as well as in the new ComfortClass. This once again underscores the company's role as a technology leader. Between May and December 2003, the business unit delivered 30 Mercedes-Benz Citaro urban buses with fuel-cell drive to ten European cities. As a result, DaimlerChrysler is the world's first manufacturer to subject fuel-cell buses to two years of practical testing.

Successful new products from Mercedes-Benz Vans. Mercedes-Benz Vans recorded sales of 230,900 vehicles in 2003 (2002: 236,600). The drop in sales was mainly due to the upcoming launch of the new van models, the Vito and the Viano, in September 2003, and a declining market in Western Europe. With a market share of 17% (2002: 18%) in the mid-size and large-van segment, Mercedes-Benz Vans remained the market leader in Western Europe.

The new Viano and Vito van family was introduced in all European markets and in Japan between September and December 2003. These vehicles are especially attractive with their appealing design and model variety. Following in the footsteps of the Sprinter, which has been equipped with the Electronic Stability Program (ESP) as standard since the end of 2002, all Viano and Vito models also feature ESP. By taking these steps, DaimlerChrysler is once again setting a benchmark for vehicle safety.

In January 2003, we launched the Sprinter in the North American market under the Dodge brand. Since mid-2001, it had already been offered in the US with the Freightliner nameplate. A total of 10,800 Dodge and Freightliner Sprinters were sold in North America during 2003.

In 2003 we reached an agreement with Volkswagen (VW) covering the future production of the VW LT3 model. We had already agreed on a licensing contract for the development of a successor to the Sprinter/LT2 in 2002. The new Sprinter and the VW LT3 are to be manufactured at the plants in Düsseldorf and Ludwigsfelde. A total of €300 million is to be invested in the expansion of the Ludwigsfelde facility.

Off-highway engines successful despite difficult market. Under the management of MTU Friedrichshafen, DaimlerChrysler's Off-Highway business unit increased its revenues by 5% to €1.7 billion.

In 2003, we further strengthened our market leadership in the field of yacht engines. And the business unit once again demonstrated its technological leadership with its new Series 890 high-performance diesel engines for military applications. In the field of fuel-cell development, MTU CFC Solutions GmbH was founded in 2003 and subsequently entered into a joint venture with RWE. Five stationary high-temperature fuel cells, so-called hot modules, have meanwhile been installed, and series production is planned for 2006.

New alliances formed in Asia. In March 2003, to strengthen its presence in Asia's rapidly growing commercial-vehicle market, DaimlerChrysler acquired a 43% stake in Mitsubishi Fuso Truck & Bus Corporation (MFTBC) from Mitsubishi Motors Corporation (MMC). Effective April 2003, this holding is included at equity in the results of the Commercial Vehicles division with a three-month time lag. Business developed very positive in Japan during 2003, partially because new exhaust-emission regulations for trucks in metropolitan areas caused companies to bring forward planned vehicle purchases.



The Mercedes-Benz Vito and Mercedes-Benz Viano on the road next to the River Rhine, Germany

In the first nine months of the year beginning April 1, MFTBC increased unit sales in Japan by 55% to 66,000 vehicles. In January 2004, we agreed with our partners from the Mitsubishi Group that we would acquire a further 22% of MFTBC.

In mid-2004, the engine joint venture between DaimlerChrysler and Hyundai Motor, based in Chonju, South Korea, will begin manufacturing Series 900 engines, and will also commence the license production of medium-duty transmissions. Negotiations with Hyundai on the planned commercial-vehicle joint venture are continuing.

Also strengthening the Group's presence in Asia was the signing of a framework agreement between DaimlerChrysler AG and the Beijing Automotive Industry Holding Company Ltd. (BAIC) in September 2003. It covers the establishment of a 50-50 joint venture with Beiqi Foton, whose main shareholder is BAIC. In addition to medium and heavy-duty trucks, such as the Mercedes-Benz Actros, this joint venture will manufacture engines and other components for the Chinese market. Starting in 2005, in cooperation with our Chinese partner, Fujian Motor Industry Group, and the Taiwanese China Motor Corporation, we also intend to produce the Mercedes-Benz Sprinter and the new Viano/Vito van family in China with an annual capacity of 40,000 units.

Reorganization of the global truck business. To support the implementation of "Global Spark", the Commercial Vehicles division's strategic initiative with the goals of restructuring its business, exploiting economies of scale, and penetrating Asian markets, the global truck business was reorganized with effect from January 1, 2004. As a result, the division now comprises four subdivisions: Trucks, Vans, Buses and Off-Highway. The Trucks subdivision, which has been given a new structure, consists of three areas: The newly created 4P functional area will include the worldwide activities of product planning, product development, production strategy and planning, and procurement. The "Trucks Europe/Latin America (Mercedes-Benz)" business unit assumes responsibility for the Mercedes-Benz brand and the component plants in Europe. The "Trucks NAFTA (Freightliner, Sterling, Thomas Built Buses)" business unit will be responsible for the Freightliner, Sterling and Thomas Built Buses brands, as well as the component plants in North America. The Mercedes-Benz Vans, DaimlerChrysler Buses and Coaches and DaimlerChrysler Off-Highway business units will be unaffected by these changes.

In future, the Group's truck business will be managed and coordinated worldwide by a newly formed Truck Executive Committee. The new committee will thus create the preconditions for involving MFTBC and other Asian partners. The previous Truck Product Decision Committee, which paved the way for centralizing the management of the Group's global truck business, will be subsumed into the new Truck Executive Committee.

Unit Sales 2003[1]

	1,000 units	03/02 in %
Total	501	+3
of which: Vans [2]	240	-2
Trucks [3]	231	+9
Buses & Coaches	28	+13
Unimogs	2	-29
Europe	276	-4
of which: Germany	102	-2
Western Europe (excluding Germany)	148	-9
of which: United Kingdom	34	+2
France	26	-19
Italy	18	-21
NAFTA	134	+14
of which: United States	115	+15
South America	40	+10
of which: Brazil	31	+4
Asia	29	+25

1 Wholesale figures (including leased vehicles)
2 Including the Mitsubishi L200 pickup and the Mitsubishi Pajero manufactured in South Africa
3 Including schoolbuses by Thomas Built Buses and bus chassis by Freightliner



Executive Automotive Committee

Central management instrument for the global automobile business | High synergy potential through the use of shared module concepts | Implementation of Asian strategy

EAC successfully continues its cross-divisional coordination. The Executive Automotive Committee (EAC) successfully continued its work in the year 2003 and pushed forward with the implementation of cross-divisional decisions. As a key management instrument for DaimlerChrysler's global automobile business, the EAC concentrates on the following areas of activity:

- Identifying cross-divisional synergy potential by standardizing processes and systems and by further developing modular concepts for vehicle components
- Coordinating cross-divisional product concepts and production capacities
- Group-wide planning for the application of new technologies
- Coordinating global sales and marketing activities
- Maintaining and further strengthening the identity and the uniqueness of the Group's car brands

With the development of modular concepts and the standardization of key processes, the EAC has created the right conditions for the shared use of engines, vehicle components and technologies by the various divisions. Cooperation between the divisions benefits the development of new models. In order to avoid diluting brand identity, we adhere to the principle that only such parts are shared which are non-essential in defining a brand's character.

Continuation of multi-brand product and production planning. DaimlerChrysler will launch more than 50 new passenger car models and light trucks by the year 2006. In order to ensure an optimal application of resources across the divisions and an optimal coverage of all segments, product concepts for the next ten years have been compared and a long-range product-development plan has been developed. In connection with the long-range powertrain plan, which will optimize the shared development and use of DaimlerChrysler's engine families, it forms a basis for long-term, worldwide production planning by the Group's passenger-car divisions. This will further improve not only efficiency and capacity utilization, but also flexibility between DaimlerChrysler's production facilities.

Synergy potential identified for components and systems. DaimlerChrysler has already realized substantial savings potential by standardizing parts and components which are suitable for use by several brands and by combining the corresponding purchasing volumes. Last year, in connection with the commodity strategy, the procurement and development departments identified further parts and components which have the potential to be standardized.



DaimlerChrysler presents a vision of the automobile future at the 2003 Frankfurt Motor Show

Additional significant benefits are to be gained with transmissions, as well as with further reductions in the number of engine families.

An important milestone in this respect is the "World Engine", which is a cooperation between Mitsubishi Motors Corporation, Hyundai Motor Company and Chrysler Group for the joint development and production of a four-cylinder gasoline engine. This joint venture will manufacture more than 1.5 million gasoline engines each year - a record for the industry. The first engines will come off the production line in South Korea in 2004.

In the future, DaimlerChrysler's car brands will profit from a shared electric and electronic architecture. This is an important step on the way to the shared use of advanced technology, with the added effect of reducing development costs and achieving substantial economies of scale. Additionally we have itensified cross-divisional cooperation between procurement, design and research and development.

Effective implementation of Asian strategy. The tasks of the EAC also include supporting and coordinating the Group's regional strategies. Last year, the focus was on our China strategy, which plays a key role in DaimlerChrysler's overall Asian strategy. DaimlerChrysler has been active in China for many years and has gained extensive experience there. The joint venture between DaimlerChrysler and Beijing Automotive Holding Corp. (BAIC), which started in 1983, was the first joint venture between a western company and a Chinese partner in the automotive industry. In order to participate in China's growth potential more in the future, DaimlerChrysler AG and BAIC signed a framework agreement last September covering, among other things, the production of Mercedes-Benz E-Class and C-Class cars. In addition, together with Beiqi Foton, in which BAIC is the main shareholder, DaimlerChrysler will produce heavy and medium-duty trucks, including the Mercedes-Benz Actros, as well as engines and components for the Chinese market. With our partners, we are building up an effective sales organization for the distribution of the vehicles produced by our joint ventures. We also intend to provide financial services for these vehicles upon receiving approval from the Chinese government. This will make DaimlerChrysler the first western automobile manufacturer with a product range in China that includes passenger cars, commercial vehicles and financial services.

Organization of the Executive Automotive Committee

Board of Management
Decisions

Executive Automotive Committee
Preparations
Chairmen: **Schrempp, Hubbert**

Mercedes Car Group	Chrysler Group	Commercial Vehicles	Corporate Development	Alliance Partner MMC
Hubbert	**Zetsche**	**Cordes**	**Grube**	**Grube**
Integration Areas				
Brand and Product Portfolio	Technology	Production/ Procurement	Sales & Marketing	Strategic Alliances

Growing importance of multi-brand management. Customers' requirements are becoming increasingly individualized. This trend will lead to further fragmentation of the automobile market and is likely to strengthen brand awareness. Experience shows that this will boost demand for premium vehicles in all segments. DaimlerChrysler is extremely well prepared for this development. The company has strong, unmistakable brands with their own distinct character. These brands together form a comprehensive portfolio offering tailored solutions in each segment so as to fulfill every customer's requirements. Comprehensive brand management ensures a balance between the realization of economies of scale and the protection of brand identity. The "Brand Guidelines" are the basis of brand management for the passenger-car brands, and these guidelines were further developed last year. They secure the optimal positioning and differentiation of the individual brands and thus guarantee that brand value is not only maintained, but continuously enhanced.



Services

DaimlerChrysler Services significantly boosts operating profit from ongoing business to €1.2 billion | Key support for automotive brands | New sales structure in the United States | DaimlerChrysler Bank expands service offering

	2003	2003	2002
Amounts in millions	**US $**	**€**	**€**
Operating profit	1,562	**1,240**	3,060
Revenues	17,682	**14,037**	15,699
Contract volume	123,701	**98,199**	109,252
Investments in property, plant and equipment	96	**76**	95
Employees (Dec. 31)		**11,035**	10,521

Significant increase in operating profit. In 2003, DaimlerChrysler Services posted a strong operating profit from its ongoing business of €1.2 billion. The previous year's operating profit of €3.1 billion included a special gain of €2.1 billion resulting from the sale of the company's 49.9% stake in T-Systems ITS to Deutsche Telekom, as well as impacts from an impairment charge after the sale of parts of its Capital Services portfolio and effects of the economic crisis in Argentina. The improvement in the operating business was primarily due to higher interest margins and favorable refinancing terms. An additional factor was that charges for credit and residual-value risks were reduced from the previous year.

DaimlerChrysler Services is the world's third-largest captive financial-services company, and is strategically well positioned with companies in 39 countries.

Volume figures at prior-year level after adjusting for currency translation. Revenues declined by 11% to €14.0 billion in 2003. However, when adjusted for exchange-rate effects, revenues remained at the previous year's level. The drop in new business from €51.8 billion to €47.5 billion was also mainly due to a stronger euro compared to the US dollar. When adjusted for exchange-rate effects, new business rose by 4%. Contract volume declined 10% to €98.2 billion. This was entirely the result of exchange-rate movements. If exchange rates had remained unchanged from 2002, contract volume would have risen by 2%.

In 2003, DaimlerChrysler Services' workforce increased from 10,521 to 11,035 employees. With 5,475 employees, around half the total workforce was located in the NAFTA region.

Financial services support vehicle sales. Despite the difficult market environment, the Services division leased out or financed 1.9 million vehicles in 2003. The company's broad range of financial services supported the sales activities of the Mercedes Car Group, Chrysler Group and Commercial Vehicles divisions. One-third of all vehicles sold were financed or leased out by DaimlerChrysler Services.


Love

The Chrysler dealer, "Love Chrysler", in Corpus Christi, Texas

In 2003, North America remained DaimlerChrysler Services' most important market with a contract volume of €70.5 billion (2002: €83.1 billion) and 72% of Services' total portfolio. Measured in US dollars, the portfolio in the NAFTA region grew from $87.1 billion to $89.1 billion. Within Europe, the biggest increase was in Germany, where contract volume rose by €1 billion to €13.2 billion. In most other European countries we achieved modest growth, total contracts rose by 1% to €10.0 billion. The leasing and sales-financing companies in the Asia/Pacific region were again able to substantially increase their portfolio; at €3.1 billion, this was 7% higher than in the previous year. The growth of business was particularly strong in Australia. Within the Latin America/Africa/Middle East region there were difficult economic conditions in some countries, but business developments were generally positive. Our close relationship with the automotive business is a tremendous advantage when developing new services.

New sales structure in the United States. Incentives continued to play a major role in the US auto market in 2003. Our leasing and financing company, DaimlerChrysler Services North America, responded by creating special financing packages for each of the brands. At the same time, we restructured the sales organization of DaimlerChrysler Services North America. The newly created sales regions are now able to fulfill customers' wishes even faster and more flexibly, and can offer tailored financing solutions in conjunction with the automotive brands' own sales departments. Through these structural changes, customer and dealer satisfaction was further improved, particularly in the field of commercial-vehicle financing. In this way, we increased unit sales and improved our market position in the United States.

Fleet management enjoys above-average growth. The fleet management business again experienced strong growth. By the end of 2003, we managed a total of 335,000 vehicles worldwide, 12% higher than at the end of 2002. In close cooperation with fleet sales departments of the automotive divisions, DaimlerChrysler Services Fleet Management signed new contracts in Germany, France, Italy and the United Kingdom for 120,000 vehicles, thus further extending our business in the European market.

Stronger market position in Asia and Eastern Europe. Asia/Pacific is of great importance to DaimlerChrysler Services; the division supports the Group's sales activities in eight of the region's markets. With a portfolio of €1.4 billion Japan is the most important market in this region, where DaimlerChrysler Services has been successful with an own financial services company for more than ten years. In China DaimlerChrysler Services is preparing to start providing financial services in collaboration with its liaison office in Beijing and in close cooperation with the Group's automotive brands.

We also see the potential for further growth in Central, Eastern and South Eastern Europe. For many years, DaimlerChrysler Services has operated leasing and sales-financing companies in five of the ten new EU member countries: Poland, the Czech Republic, Slovakia, Hungary and Slovenia.

Response to new banking products exceeds expectations. DaimlerChrysler Bank exceeded all expectations with its additional banking products introduced in the middle of 2002. By the end of 2003, approximately 186,000 customers had deposited €3.1 billion with DaimlerChrysler Bank in money-market accounts and fixed-interest-rate accounts and savings plans. The bank also successfully entered the mutual fund business in May 2003.

The deposit business attracts new customers to the bank who we intend to win for a lasting relationship with the Group's brands and financial services products. With its core activity of leasing and financing, DaimlerChrysler Bank's new business grew by 10% to €7.5 billion. In the field of automobile financing alone, DaimlerChrysler Bank looked after a total of 462,000 retail and business customers. Total contract volume increased by 8% to €13.2 billion and covered 655,000 vehicles.

Delayed introduction of toll system for trucks. After the toll system for trucks in Germany was unable to start as orginally planned on August 31, 2003, the partners in the Toll Collect consortium presented a plan for a start of the system on December 31, 2005 at the latest. However, according to the consortium's offer, the system will be able to start in a mode with restricted functionality on December 31, 2004. If this proposed project plan is not fulfilled, the consortium is prepared to accept higher contractual penalties. DaimlerChrysler Services has a 45% share of the Toll Collect consortium (see page 15).



Other Activities

Sale of MTU Aero Engines business unit | EADS anticipates earnings and revenues at levels similar to prior year | North American business negatively affected Mitsubishi Motors' results; favorable business developments in Europe and Asia

	2003	2003	2002
Amounts in millions	**US $**	**€**	**€**
Operating Profit	1,619	**1,285**	903
Revenues [1]	554	**440**	508
Investments in property, plant and equipment	152	**121**	137
Research and development expenditure [1]	229	**182**	127
Employees (Dec. 31)		**13,144** [1]	21,184

1 Excluding MTU Aero Engines

The Other Activities segment consists of DaimlerChrysler's holdings in the European Aeronautic Defence and Space Company (EADS, 33%) and the Mitsubishi Motors Corporation (MMC, 37%), along with Corporate Research, our real-estate activities and our holding and financing companies. The operating results for EADS and Mitsubishi Motors, as determined by the proportion of our interest in these companies, are included in the operating profit of DaimlerChrysler with a time lag of one quarter. DaimlerChrysler's operating profit for 2003 thus includes these companies' contributions for the twelve months from October 2002 through September 2003.

Until December 2003, the Other Activities segment also included the MTU Aero Engines business unit. Effective December 31, 2003, MTU Aero Engines was sold to Kohlberg, Kravis and Roberts & Co. Ltd. (KKR), an investment company.

In a difficult market environment, which further deteriorated as a result of the war in Iraq and the SARS epidemic, revenues at the MTU Aero Engines business unit declined in 2003 by 13% to €1.9 billion. The main reasons were the substantial appreciation of the euro against the US dollar, lower revenues from the civilian spare-parts and engines business, and the cancellation of maintenance contracts with FedEx, a delivery service. Despite the generally difficult economic situation, MTU Aero Engines succeeded in making a positive contribution to the Group's operating profit in 2003.

The Other Activities segment posted an operating profit of €1.3 billion (2002: €0.9 billion). The 2003 figure included a gain of €1.0 billion from the sale of MTU Aero Engines, while the previous year's figure included a gain of €156 million from the sale of our 40% stake in Conti Temic microelectronic and related activities.

Excluding these capital gains, the Other Activities segment's earnings decreased, primarily due to the negative contribution to earnings from Mitsubishi Motors Corporation and a lower contribution from EADS for the period of October 2002 through September 2003.



The Airbus A300-600 ST "Beluga" transport aircraft ferries large components from the European Airbus partners to the final assembly locations in Toulouse and Hamburg

EADS

Strengthened position despite difficult market environment. Despite a continuation of difficult market conditions, 2003 was generally positive for the European Aeronautic Defence and Space Company (EADS), the world's second-largest aerospace and defense company.

In the first nine months of the year 2003, the company's revenues, which are determined in accordance with International Financial Reporting Standards (IFRS), amounted to €18.5 billion, 7% lower than the prior-year figure. The decrease was mainly caused by lower deliveries of Airbus aircraft during the third quarter of 2003.

In the period January through September 2003, EADS achieved pretax earnings (EBIT: earnings before interest and taxes, goodwill amortization and exceptionals) of €0.8 billion (Jan.-Sept. 2002: €1.0 billion). The decline compared with the prior-year period was primarily due to a scheduled €0.2 billion increase in research and development expenses at Airbus, mainly related to the new A380 double-deck aircraft.

Incoming orders at EADS for the nine-month period increased from €22.3 billion to €49.5 billion, primarily due to major orders for Airbus aircraft and defense systems. As a result of sales success in all of its divisions, the order backlog of €186.7 billion at September 30, 2003 once again exceeded the level of the prior year (€176.6 billion).

Due to the positive business development in the fourth quarter, EADS anticipates EBIT for full-year 2003 to be similar to the prior year's level of about €1.4 billion. Revenues are also expected to be similar to 2002. EADS will publish its figures for the 2003 financial year on March 8, 2004.

Airbus remains successful. With deliveries of 305 aircraft in 2003, Airbus achieved its target, and for the first time delivered more aircraft than Boeing, its main competitor. Airbus won 284 new orders, which is a major success considering the ongoing difficulties facing many airlines. As a result, Airbus was able to increase its market share to 65% in terms of the value of aircraft sold. As of December 31, 2003, Airbus had an order backlog of 1,454 civil aircraft (end of 2002: 1,505).

Airbus concluded major contracts with a number of companies, including US low-price airline JetBlue Airways, which ordered 65 A320 aircraft. Another major contract came from Emirates Airlines, which ordered 21 wide-bodied A380 aircraft. By the end of 2003, Airbus had received a total of 129 firm orders from 11 customers for the future A380 airbus. The A380 program is on target with respect to both scheduling and costs.

Favorable development of other units. EADS further increased its revenues, earnings and incoming orders in the defense sector. Encompassing a total order volume of around €20 billion, the order for the A400M military transport aircraft was the biggest defense contract in EADS' history. Major contracts were also signed for guided missiles and activities associated with military communications satellites in the context of the United Kingdom Ministry of Defence's Skynet 5 order.

EADS's Space division made substantial headway with its restructuring efforts, although earnings were burdened due to restructuring costs and provisions formed for existing contracts.

The decision to develop Galileo, the European satellite navigation system, as well as major contracts for the Ariane launcher rocket and satellite-related activities, clearly demonstrated the increased competitiveness of the company's space business.

The increase in the Aeronautics unit's revenues and contribution to earnings was primarily the result of positive business developments at Eurocopter, its helicopter manufacturer.



Mitsubishi Motors Corporation

North American performance offsets positive developments in Europe, Asia and the rest of the world. For the first six months of the financial year ending on March 31, 2004, Mitsubishi Motors Corporation (MMC) recorded an operating loss, according to Japanese GAAP, of ¥76 billion (€570 million), compared with a profit of ¥23.5 billion in the same period of 2002. This is attributed to difficult market conditions in North America, where lower unit sales, higher sales incentives, provisions for credit risks and currency-translation effects led to a significant loss. On a more positive note, MMC's European operations were profitable for the first time, and in all other regions MMC was able to improve its results.

In the first nine months of the fiscal year (April to December 2003), there was a slight drop in worldwide unit sales to 1,134,700 compared with 1,147,800 vehicles in the same period of 2002. Growth in Europe (+5%) and in Asia (excluding Japan) and other regions (+5%) only partially offset the decrease of 22% in North American sales. Sales in Japan of 249,000 vehicles exceeded the level of the same period of the prior year by 6%.

Revenues in April through December 2003 fell slightly by 4% to ¥1,832 billion (€13.9 billion). This was mainly due to developments in North America, where revenues fell by 35% as a result of intense competition, a tightening of credit approval terms in the financial services business and lower unit sales. In contrast, MMC was able to boost revenues in Japan (+26%), Europe (+14%), and Asia (excluding Japan) and other regions (+3%).

Measures taken to improve profitability in North America. In order to strengthen competitiveness in North America, MMC has taken wide-ranging measures in its North American business. These measures comprise further cost reductions, the sale of assets, and the postponement of capacity expansion in the United States. In addition, to prepare for the market launch of the new Galant in the third quarter, dealer inventories were reduced from 91,000 to 54,000 vehicles in the first half of the 2003 financial year. Moreover, the North American financial services business was reorganized, the range of services offered was reconfigured and risk control was more effectively organized. Loan approval terms have been tightened significantly in order to reduce the risk of future defaults.

Restructured sales network in Japan. MMC is working intensively on restructuring its sales network in Japan and providing further training with the overall aim of boosting unit sales. Between 2003 and 2005, MMC will invest around ¥35 billion (€259 million) in this project. In January 2003, MMC integrated two separate distribution channels into a unified sales network. In addition, new contracts setting out specific dealer standards will be concluded with all dealerships by April 2004. Additional measures designed to ensure greater customer satisfaction include CustomerFreeChoice, an ordering system for individualized vehicles, and a unique customer hotline operating seven days a week - an unprecedented high service level for Japan.

European business profitable for the first time. In the first nine months of the 2003 financial year, unit sales in Europe increased to 158,900 (April through December 2002: 151,000 vehicles). Based on sales growth, the restructuring of European activities, and its strong market position in the rapidly expanding eastern European market, MMC expects its European business to record its first-ever profit for the full financial year. This profit goal would be achieved one year earlier than planned and before the introduction of the Colt compact car and the Grandis multi purpose vehicle (MPV) in spring 2004.



The crossover concept of the Mitsubishi Outlander combines the features of a sporty station wagon and an off-road vehicle

Further expansion of business in China. The company has been successful in Asian markets since Mitsubishi Motors was founded in 1970. In China, MMC has played a pioneering role. Its products are assembled in four assembly plants and two engine facilities operated in close cooperation with local partners. As part of its alliance with DaimlerChrysler, MMC further extended its commitment in March 2003 by beginning production of the Pajero Sport SUV at Beijing Jeep Corporation (BJC). It is the first Mitsubishi-branded vehicle to be manufactured in China. MMC's sales of 115,800 vehicles in China from April through December 2003 doubled compared with the same period of 2002. Similarly high growth rates are expected in the future, due in part to the Outlander SUV, which has been produced in China since January 2004.

Marked increase in synergy gains expected from 2004. Within the context of their strategic alliance, MMC and DaimlerChrysler cooperate particularly closely in the area of developing common major components. One result of these activities is that starting in the year 2005, more than half of all new Mitsubishi models will be based on platforms used for both Mitsubishi Motors and Chrysler Group products.

The strategic cooperation includes the joint development of "B-segment" cars, such as the European Mitsubishi Colt and the smart forfour. These two cars will be produced at the NedCar assembly plant in the Netherlands. Within the alliance with DaimlerChrysler, MMC will also re-enter the North American market with Mitsubishi pickup trucks in the year 2005.

MMC, Chrysler Group and Hyundai Motor Company are working together on the joint development and production of the next generation of mid-size gasoline engines (1.8-2.4 liters). This project foresees the combined production of more than 1.5 million units annually worldwide. Production in Japan is likely to start in early 2005.

The aforementioned plans and positive effects of the cooperation between MMC and DaimlerChrysler are overshadowed by the negative developments at MMC in its 2003/04 financial year. This necessitates a repeated thorough revision of MMC's existing mid-term planning and restructuring measures, which should lead to a general improvement in its operating result and balance-sheet structure.

Unit sales April – December 2003

	1,000 units	03/02 in %
Worldwide	1,135	-1
of which: North America	209	-22
Japan	249	+6
Europe	159	+5
Asia (excluding Japan) and other regions	518	+5



Sustainability and social responsibility

Sustainability is a major challenge. The transition to a global economic system that places proper emphasis on sustainability is a major challenge for the 21st century. Sustainability means using natural resources in a way that people's current needs are fulfilled without imposing limitations on the life-style of future generations. Environmental compatibility, social responsibility, politics and success in business must not be mutually exclusive. In fact they need to be closely coordinated, because society, the economy and the environment are interdependent and constantly changing.


LUND

The Freightliner Coronado on a bridge in Portland

Mobility is crucial for ensuring sustainable development. Mobility of people and goods is a basic human need, an important precondition for social interaction and an essential ingredient of freedom, prosperity and job creation. Therefore, one of the main challenges for sustainable development is ensuring high levels of mobility while conserving the world's finite resources.

Worldwide cooperation of businesses. The World Business Council for Sustainable Development (WBCSD) is an association of around 170 companies from over 35 countries and 20 industrial sectors that seeks to secure the sustainability of economic development. One of the Council's main activities is the Sustainable Mobility project. DaimlerChrysler is actively involved in this, along with 11 other companies from the automotive and energy industries. The mobility project aims to develop a vision for the sustainable mobility of people, goods and services that gives equal priority to the needs of society, the economy and the environment. The project will run until 2030 and focus on issues such as new vehicle technologies, improved and alternative fuels, infrastructures, future demand for passenger and freight transport, and their political implications.

The role of DaimlerChrysler. DaimlerChrysler already applies principles that promote sustainability and we are determined to play a leading role in this endeavor. For example, we protect natural resources by including renewable raw materials in our products and processes, by conserving energy, and by focusing on recycling possibilities during the design and development stage of our products. In addition to our involvement in the WBCSD, we also research, develop and create our own solutions to ensure sustainable mobility.



Research & Technology

Research and technology expenditure remains high at €5.6 billion | 26,700 employees engaged in research and development | Tomorrow's technology premiered in the Mercedes-Benz F 500 Mind research vehicle | New systems increase active and passive safety

Securing a competitive edge through innovation. In its research and technology work, DaimlerChrysler aims to ensure sustainable mobility and secure a competitive edge through innovation and future-oriented technologies. However, as we pursue our goals we naturally take great care to conserve resources. Our overall strategy is implemented by highly qualified research and development engineers, who create the technological foundation upon which our Group's success is built.

In 2003, DaimlerChrysler invested €5.6 billion (2002: €5.9 billion) in research and development. On December 31, 2003, 2,900 men and women were employed in Corporate Research (2002: 2,600), with a further 23,800 (2002: 24,900) working in the development departments of Mercedes Car Group, Chrysler Group and the Commercial Vehicles division.

DaimlerChrysler's main research work is done in the following areas of core technology:

- Drive technology
- Vehicle structure and the man-machine interface
- Materials technology
- Production technology
- Intelligent transportation systems
- Software and process technology
- Electronics and mechatronics.

In 2003, the Corporate Research department focused on the three themes of "The vision of accident-free driving", "Energy for the future", and "Car of the future".

Tomorrow's automotive technology. With over a dozen innovations for ensuring greater safety and environmental compatibility combined with performance and comfort, the Mercedes-Benz F 500 Mind gives a preview of the automotive technology of tomorrow. The research vehicle was first presented to the public at the 37th Tokyo Motor Show. This car, which is powered by a state-of-the-art dieselhybrid engine (see pages 70 f), will be used to test new systems under real-life conditions and prepare them for series development. Innovations presented for the first time in the F 100 research vehicle in 1991, such as proximity radar, voice control and the automatic emergency call system, are standard in many passenger cars today.



An international team of researchers, engineers and designers generated the research vehicle F 500 Mind

Innovations in the F 500 Mind range from a night-vision system with infrared laser headlights to an adjustable door with two possible opening methods and a programmable multivision display in the dashboard that combines the speedometer, tachometer, navigation system and other instruments. For driving in twilight or at night, the display can utilize the night-vision system developed by DaimlerChrysler Research. This night-vision system enables drivers to follow the path of the road and recognize obstacles, pedestrians and cyclists at a distance of 150 meters. Conventional low-beam headlights, by contrast, have a range of only 40 meters.

Instead of conventional accelerator and brake pedals, the F 500 Mind is equipped with "pressure panels." These are installed in a flat plate and contain pressure sensors that electronically transmit the driver's commands as electric signals to the engine and the electro-hydraulic brake system when the motorist wants to accelerate or brake. The research vehicle's steering system is also controlled electronically. With the F 500 Mind, DaimlerChrysler is continuing the tradition of its widely acclaimed research vehicles, whose many innovations offer ideas of future standard features.

Traffic safety as a holistic task. Road safety plays a major role in DaimlerChrysler's plans for future mobility. Our vision of accident-free driving is intended to make a substantial contribution to ensuring sustainable mobility. As part of our holistic approach, we are working to continuously improve the safety standards of future vehicles, ranging from accident prevention and crash-impact minimization to accident rescue operations. In this way, we aim to be a pioneer in road safety through the introduction of trend-setting innovations.

DaimlerChrysler is at the forefront of the development of both passive and active safety solutions. The PRE-SAFE occupant protection system, for example, has been nominated for the "2003 German Future award". The system is already in use in about 75,000 vehicles and has been offered as standard equipment in the Mercedes-Benz S-Class since September 2002. PRE-SAFE can recognize dangerous situations in advance and activate the necessary preventive safety measures. When the system registers the first indication of skidding, for example, it automatically closes the sunroof, tightens the seatbelts and moves the seats into the optimal position.

Engineers at DaimlerChrysler have also developed an assistance system similar to ESP. Called ROLL-OVER AVOIDANCE, this system maintains driving stability no matter what the situation. To do so, it uses an onboard computer that continuously collects data on the current driving situation. From this information it calculates the vehicle's position and center of gravity, as well as its lateral acceleration from the steering-wheel angle and the vehicle's speed. If a critical level is reached or exceeded, the system intervenes and stabilizes the vehicles by putting on the brakes and/or reducing the flow of fuel to the engine. Ths system was first used by Evo-Bus and is available on the market.

With its CARE-SAFE project, DaimlerChrysler aims to enhance traffic rescue operations. Through the selective evaluation of data provided by the vehicle's electronic systems on the type and seriousness of an accident, emergency doctors and firefighters receive important information before arriving at the scene of an accident. Mercedes-Benz already offers an automatic emergency reporting system called TELEAID.



Alternative Drive Systems and Fuels

Research focus on future sources of energy | More than 100 fuelcell vehicles to be tested in normal use by the end of 2004 | High-performance hybrid drive in research vehicle Mercedes-Benz F 500 Mind | Advanced CO_2-neutral diesel fuel in use

Ensuring sustainable mobility. DaimlerChrysler has a long-term strategy to reduce fuel consumption and emissions. Optimization of fuel and drive-system interaction can play a crucial role in ensuring sustainable mobility for future generations. "Energy for the future" is therefore one of DaimlerChrysler's key areas of research.

In addition to developing alternative fuels and drive systems, the Group's researchers and development engineers are working on enhancing conventional combustion engines, as these well-proven drive systems still have great potential. Since 1990, DaimlerChrysler has reduced the average fuel consumption of its passenger cars in Germany by 27%. This already exceeds the target of 25% between 1990 and 2005 set by the German Automobile Industry Association (VDA). This is clear evidence that we have significantly increased the efficiency of conventional combustion engines.

Hybrid technology as a step toward fuelcell systems. Of the various alternative drive systems, we believe that fuel cells clearly offer the best long-term potential. They are twice as efficient as gasoline engines, make little noise and have no harmful emissions. We are working very hard on developing a fuelcell drive system, and have already invested about €1 billion in this technology. Hydrogen is the system's renewable source of energy. The success of this technology therefore depends on sufficient renewable hydrogen fuel being available. Construction has begun in Berlin of the world's first fully integrated public hydrogen filling station. Starting at the end of 2004, DaimlerChrysler and the other eight partner companies in the Clean Energy Partnership (CEP) will use this filling station to supply a fleet of 16 vehicles with hydrogen fuel. Ten of these vehicles are F-cell versions of the Mercedes-Benz A-Class car. By the end of 2004, DaimlerChrysler will be the first automaker in the world to have handed over more than 100 fuelcell drive vehicles to customers for practical testing. Among these vehicles are 30 Mercedes-Benz Citaro buses that are being tested in ten major European cities. The fuelcell bus Citaro won the "Environmental Leadership Award" of DaimlerChrysler in the category product related environmental protection (see page 73).



Production of the fuelcell powered Mercedes-Benz A-Class F-Cell in the DaimlerChrysler Rastatt plant

We see hybrids as an intermediate step between combustion engines and fuelcells. DaimlerChrysler is therefore working on new drive technologies that fully exploit their advantages. Since the early 1990s, we have developed and tested hybrids that cover the entire automotive range, from passengers cars and vans to trucks and buses. Our latest research vehicle, the Mercedes-Benz F 500 Mind (see pages 68 f), is powered by a state-of-the-art diesel hybrid engine with a total output of 234 kW. This system cuts fuel consumption in the European driving cycle by up to 20% and thus produces fewer emissions than engines of comparable series-production vehicles.

Fuel roadmap drawn up. In a milestone on the road to sustainable mobility, DaimlerChrylser has prepared a concept for the future development of fuel use. This fuel roadmap aims to secure the long-term supply of energy at socially acceptable costs and to reduce its environmental impact. Appropriate high-tech fuels are required to fully exploit the potential offered by fuel-efficient high-tech engines. High-quality fuels not only burn more efficiently, they also open the way for a new design of engines with very low emissions. Our research into the transition from fossil fuels to renewable sources of energy focuses on protecting the climate and helping reduce CO_2 emissions from road traffic, as well as on ensuring the long-term availability of fuel supplies.

A practical interim step toward such advanced fuels is compressed natural gas (CNG). At the 2003 Frankfurt Motor Show, the Mercedes-Benz brand presented a natural-gas vehicle based on the Mercedes-Benz E 200 Compressor that can also run on conventional fuel. This vehicle meets the strict emissions standards laid down by the EU-4 directive. In natural-gas operation mode, CO_2 emissions are reduced by another 20% or more compared with gasoline operation, which is already extremely efficient with this engine. With this natural-gas car, DaimlerChrysler is building on the experience gained in the Vans business unit.

World's first biogenic diesel fuel. In 2003, we presented the world's first CO_2-neutral advanced diesel fuel, "Biotrol". This sulfur-free and non-aromatic fuel is produced through the complete utilization of organic substances. The fuel is produced in cooperation with Volkswagen as part of a project promoted by the German Ministry of Economics and Labor.

An industrial pilot plant for the production of bio-synthetic liquid fuel went into operation in 2003. This new fuel reduces emissions substantially, because the combustion of the bio-synthetic fuel releases only the CO_2 that has been extracted from the atmosphere by plants during growth and stored in their biomass, which is then used to produce the fuel. DaimlerChrysler will use fleets of test vehicles to determine the suitability of the fuel for a wide range of applications.


System
BRÄNSLECELLSBUSS
EvoBus

DaimlerChrysler and the Environment

€1.5 billion spent for environmental protection | Group-wide environmental handbook approved | EU directive on end-of-life vehicles implemented | Partnerships formed for use of renewable resources in production

Strong commitment to environmental protection. With its integrated approach to environmental protection, DaimlerChrysler is helping to make individual mobility more sustainable. We aim to be a technology leader not only in innovation and safety, but also in environmental protection. This is underpinned by our wide-ranging research and development of environmentally compatible technologies, as well as by our investment in 2003 of over €1.5 billion in environmental protection. A major focus is on lowering traffic-related CO_2 emissions and on the long-term reduction of fossil-fuel consumption. In addition to optimizing conventional drive systems, we are working hard to improve alternative drive concepts (see pages 70 f).

Group-wide environment management systems established. Our environmental-protection strategy focuses on the causes of adverse environmental effects. The impact of production processes and products on the environment is considered long before it becomes visible, and is taken into account in decision making. This holistic approach is reflected in our 2003 handbook on environmental management. Based on our environmental guidelines and applied throughout the Group, it provides a framework for operations and employees worldwide. Around 90% of DaimlerChrysler's employees work at locations with environmental management systems certified to ISO 14001.

Comprehensive recycling of end-of-life vehicles. We have systematically implemented the EU directive on the disposal of end-of-life vehicles by setting up a comprehensive vehicle reclamation and recycling system. We introduced an exemplary recycling management system called MeRSy (Mercedes Recycling System) ten years ago. As a result of the positive experience gained by Mercedes-Benz sales-and-services centers and dealerships with MeRSY, it was later adopted by the smart, Chrysler and Jeep® brands. The sorting, collection and recycling of waste now covers over 30 different materials. In 2003, more than 380,000 liters of brake fluid and over 720,000 tires were recycled. The parts collected weighed about 34,000 tons.


The final inspection of the fuelcell powered bus Mercedes-Benz Citaro – the ELA winner 2003 – in the DaimlerChrysler plant Mannheim

Partnerships for sustainability. For DaimlerChrysler, assuming global responsibility also means addressing issues that do not directly affect the Group's results. In India, we are beginning to test the production of biodiesel from jatropha plants grown on depleted soil. The jatropha shrub's seeds contain large amounts of oil which can be used to create high-grade biodiesel that produces little in the way of emissions when burned and will be used in Mercedes-Benz diesel vehicles in a fleet experiment. The five-year project organized by DaimlerChrysler, the University of Hohenheim and India's Central Salt & Marine Chemicals Research Institute (CSMCRI) will study various issues related to sustainability. The researchers will also attempt to provide the local population with additional economic benefits from the utilization of byproducts.

The know how gained during the highly successful Brazilian rainforest project POEMA (Programa Pobreza e Meio Ambiente na Amazônia), which uses renewable resources to produce materials that can be used to make seats and headrests, will also be used in a renewable-resource partnership for the automotive industry. In this cooperative project with a Philippine organization, DaimlerChrysler researchers have successfully tested the possibility of using abaca fibers from the Philippines in vehicle exteriors. These fibers are actually better than the glass fibers used up to now. With this initiative, DaimlerChrysler is once again striving to create as much added value as possible in the third world while protecting valuable resources.

Award for successful environmental protection. DaimlerChrysler has distributed its environmental-protection guidelines to all locations worldwide. In addition, we continuously inform our employees about the latest developments in environmental protection and encourage them to submit their own ideas and generate new initiatives.

An example of this approach is our "Environmental Leadership Award" (ELA) which honors employees worldwide for outstanding achievements. In the category "production related environmental protection" a project from the Düsseldorf plant took the first place in 2003. Using a new mono-hydro paint, the plant reduced solvent emissions from 350 tons to about 90 tons each year without diminishing production capacity. This innovative paint, in which the solvent content was reduced from 45% to 15%, will also be used at other production locations in the future.

Another environmental project from Detroit is the runner-up in the ELA category product related environmental protection. At the development department in the Plymouth Road Office Complex, a 100% recyclable thermoplastic seal material was developed to replace a previous material that could not be recycled. These materials are mainly used for door seals. Furthermore, between 25% and 50% energy savings are made in certain phases of the production process. Current annual energy savings are about 450 MWh, and rising. At the same time, the weight of these components was reduced by up to 50%, saving fuel both in the transport of the components and during the lifetime of the vehicle. In addition to the very positive environmental effects, this innovation results in total savings of US $3.2 million per annum.

Open dialogue with the public. To ensure that the general public learns about DaimlerChrysler's environmental protection efforts, the Group has a policy of open communication and comprehensive information. The Third Environmental Forum in Magdeburg, organized by DaimlerChrysler and the United Nations Environmental Program (UNEP), had over 300 participants from more than 20 countries. Representatives of governments, the scientific and business communities, environmental organizations and the media came together to develop new ideas and initiate new global projects. At this event, the European Natural Heritage Fund (EURONATUR) and the Bellagio Forum for Sustainable Development presented DaimlerChrysler with the Environmental Communication Award in recognition of the Group's integrated approach to communicating environmental issues.



Global Procurement and Supply

Purchasing volume of €99.7 billion | Increasing importance of supplier portal | Awards for outstanding supplier performance | Supplier quality improvements

Worldwide procurement of goods and services. In 2003, DaimlerChrysler purchased goods and services valued at €99.7 billion (2002: €102.1 billion). Solely for the automotive divisions, Mercedes Car Group, Chrysler Group and Commercial Vehicles, the goods and services purchased by Global Procurement and Supply (GP&S) amounted to €95.2 billion (2002: €99.8 billion).

Of DaimlerChrysler's total purchasing volume in 2003, 47% was sourced in Germany, 8% in other member states of the European Union and 41% in North America.

Supplier portal for global communication with suppliers. A number of measures, including the expansion of the Internet-based supplier portal, enabled us to broaden the international reach of our procurement processes even further in 2003. The DaimlerChrysler Supplier Portal is used worldwide. Not only does it enable us to collaborate with our suppliers more simply and efficiently, but it also makes business processes more transparent. Our suppliers can access via the worldwide web more than 100 online applications in our development, procurement, logistics and other departments. User IDs and passwords ensure security and confidentiality. DaimlerChrysler operates its portal via Covisint, the auto industry's leading Internet platform. At the end of 2003, approximately 3,800 suppliers in Europe and the US were already using the new portal.

One of the most important applications of the portal is the External Balanced Scorecard (EBSC). This tool provides a globally consistent method for evaluating supplier performance in terms of the four value drivers of cost, quality, technological progress and supply reliability. In addition, suppliers are able to monitor their specific value-driver information that DaimlerChrysler has stored. Based on this data, suppliers can make improvements to their processes.





Efficient logistics processes guarantee a smooth flow of materials

Awards for the best suppliers. The EBSC is also the basis for our Global Supplier Awards. These awards are given in recognition of selected suppliers' outstanding commitment and excellent performance. In addition to the quantitative EBSC criteria of cost, quality, technology and supply reliability, the evaluation criteria also include readiness to assume responsibility and transparency in joint activities. Only suppliers that have provided goods and services worth a total of at least €1 million to Chrysler Group, Mercedes Car Group or Commercial Vehicles Division over the past year are eligible. Awards are presented to suppliers in the following commodity groups: chassis, electrical, exterior, interior, powertrain and raw materials. Awards were also presented to the best logistics suppliers and to the best suppliers of non-product materials (goods such as machinery that do not become part of a vehicle but are needed for the production process).

Involvement of Asian suppliers in the logistics network. The implementation of a global sourcing strategy requires an efficient and flexible logistics network. This network must guarantee the supply of production parts, components and service parts as well as providing for the distribution of finished vehicles worldwide.

To meet increasing demands in market requirements, it has become essential to shorten delivery times, optimize costs and improve quality. DaimlerChrysler is continuously improving its logistic processes and applies planning and controlling tools to realize any optimization potential. Having successfully implemented logistics networks in Europe and NAFTA, we now plan to integrate Asian suppliers into the global network.

Improvements in supplier quality. To ensure the conformity of our vehicles to internal quality standards and to the quality expectation of our customers, the parts we use during assembly must be top-quality and flawless. We have therefore established the Global Supplier Quality Management Council, whose task is to identify the best quality assurance processes, procedures and guidelines and to implement them uniformly across all business units. This enables us to make better use of our resources, further improve quality and cut costs simultaneously.

Utilizing cost advantages with non-production materials and services. Since July 2002, the global purchasing organization known as International Procurement Services (IPS) has been systematically exploiting further cost-cutting potential. Global strategies for commodity groups and volume bundling for the Group are just a few of the tools we use. In 2003, IPS steadily continued with its policy of internationalization. Cooperation with our ten biggest subsidiaries outside Germany was put onto a new, common basis, and offers scope for additional savings in the future. More progress was achieved in the field of supply management. The quality of procurement decisions and thus also of collaboration with our partners in the supply industry was further improved, particularly as a result of consistently evaluating our suppliers' performance and by setting agreed targets with the use of the balanced-scorecard method.



DaimlerChrysler's Social Responsibility

DaimlerChrysler committed to social responsibility | Supporting the UN's Global Compact initiative | Advancing humanitarian, social, cultural, environmental and scientific projects | Participating in the worldwide fight against HIV/AIDS

Assuming responsibility as a global player and good corporate citizen. As a global company DaimlerChrysler operates in almost all regions of the world. Our products help make individual mobility sustainable. DaimlerChrysler is aware of its social responsibility and strives to be a good corporate citizen in the global community. Today, global companies have a responsibility not only to their shareholders but also to their employees, consumers, governments and society as a whole.

Ensuring that globalization is fair. Ensuring that globalization is fair is of great importance to our company. We therefore seek to build trust in the company's actions and enter into a constructive dialogue with all sectors of society. As a result, we are actively involved in shaping society and building bridges between nations and cultures. One example is our support for the United Nation's Global Compact project, initiated by Secretary General Kofi Annan. Our aim here is to anchor the initiative's principles - such as respect for human rights, protection of the environment, and maintenance of humane working conditions - all over the world.

Assuming responsibility toward our employees. As an employer, we are dedicated to ensuring the well-being of our employees all over the world, and this responsibility is an integral part of our business philosophy and activities. Our Social Responsibility Principles, for example, have established globally-valid standards governing health care, work safety, pay and working hours, and were drawn up in close cooperation with our World Employee Committee. These standards accord with the principles of the Global Compact initiative.

As part of the Workplace Initiative on HIV/AIDS, we provide comprehensive medical care to our employees in South Africa who are suffering from the disease. In addition, Professor Jürgen E. Schrempp's chairmanship of the Global Business Coalition on HIV/AIDS is attracting more participants to join in the worldwide fight against this deadly virus.

Taking the initiative in a targeted manner. In our opinion, companies can best enhance the quality of life by deploying their expertise and ideas in a targeted manner. In the case of DaimlerChrysler, this expertise includes the development of environmentally compatible and safe automobiles, programs that increase safety of children in traffic, projects that promote intercultural dialog and exchange, and measures for ensuring the long-term conservation of natural resources (example: the use of renewable raw materials). The following initiatives are particularly important:

Setting an example by ensuring safe mobility and responsible driving behavior. As a road-safety pioneer, DaimlerChrysler is committed to enhancing awareness of the opportunities and dangers of individual mobility and its impact on other road users.

Targeted specifically at children between the ages of eight and twelve, the international MobileKids campaign launched by DaimlerChrysler in 2001 shows youngsters how to behave properly in traffic. The campaign consists of three main elements: a series of television commercials featuring international stars, an animated TV series, and a website that has already won numerous awards. This international initiative is supplemented by various national programs, including "Fit for a Kid" which tells parents in the United States how to install and use child-safety seats.



The TRACECA (Transport Corridor Europe Caucasus Asia) relief convoy with 10 Mercedes-Benz Actros trucks on their way to Afghanistan

Sparking curiosity, promoting ideas, implementing solutions. With its innovative solutions, DaimlerChrysler is continuously driving automotive technology forward. We regard it as important to enthuse young people with the creative power of research and technology, and to stimulate ideas for promoting interaction between people and nature.

In order to get more women interested in technical and scientific professions, for example, DaimlerChrysler regularly invites female students from grades five to twelve to a Technology Day that is now held at nine different locations in Germany. In addition, the company supports female college students with its femtec work-study program.

At our annual Prospects Forum, which we organize in cooperation with "Jugend forscht" (Youth research), we give young people the opportunity to establish international contacts and exchange ideas with experts in politics, science and industry.

A good example of how we promote the transfer of ideas and engage in development is the POEMA project, on which we have been cooperating for the past ten years with several environmental organizations, local residents, and the Federal University of Pará (UFPA) in Belém, Brazil. By using natural fibers in the production of DaimlerChrysler vehicles the conditions are created both for regeneration of the rainforest and the creation of additional income for the region's inhabitants. (See pages 72-73)

Assuming responsibility for humanitarian concerns. As a responsible member of society, we also serve as a reliable and trusted partner for dealing with various social concerns, both at individual business locations and in the global community as a whole.

One example is the TRACECA project (Transport Corridor Europe Caucasus Asia), an initiative of the European Union, which was conceived to promote the free exchange of goods between Europe and Asia by reviving the old "Silk Road" trading route. Within the context of this EU project, on September 7, 2003, DaimlerChrysler sent ten Mercedes-Benz Actros trucks from Brussels to Kabul loaded with more than 200 tons of goods as aid for the people of Afghanistan.

Also in collaboration with the Deutsche Stiftung Weltbevölkerung (German World Population Foundation), DaimlerChrysler is supporting a self-help and AIDS information project for young people in Uganda.

In addition, the DaimlerChrysler Corporation Fund supports numerous North American charitable and aid organizations, including a bone marrow donation program in the United States and the "Good Neighbor, Good Citizen" project.

Creating ties through intercultural exchange. Because we are a global company, it is important that people who speak different languages or come from different backgrounds and cultures should be able to interact with one another in an open and relaxed manner. DaimlerChrysler therefore assigns a high priority to ensuring cultural interaction.

Mondialogo is one such initiative. Launched by DaimlerChrysler in cooperation with UNESCO in October 2003, it consists of three elements. Firstly, a worldwide school contest (Mondialogo School Contest) in which schools are encouraged to establish worldwide partnerships for the joint development of creative projects. Secondly, the Mondialogo Engineering Award for young engineers that is designed to encourage students from both industrialized and developing countries to jointly develop ideas for solving technological problems in the developing world. Thirdly, an online discussion forum linked to the two contests as well as on current topics related to intercultural exchange (www.mondialogo.org).

In addition to these activities, DaimlerChrysler is promoting cultural exchange by sending a significant part of its art collection on a global tour from 2003 to 2006. Called "80 artists from more than 60 years", the exhibition will be shown at major museums and art galleries in Germany, the United States, South Africa and Asia. The exhibition will be supported by a range of programs designed to make works of art more accessible to the underprivileged.



Human Resources

Further development of Global Human Resources Strategy | Training and continuing education remain at a high level | 362,063 employees worldwide (2002: 365,571) | Increase in workforce primarily in the sales organization for Mercedes-Benz cars and commercial vehicles and at Services

	2003	2002
Employees (Dec. 31)		
DaimlerChrysler Group	**362,063**	365,571
Mercedes Car Group	**104,151**	101,778
Chrysler Group	**93,062**	95,835
Commercial Vehicles	**95,062**	94,111
Sales Organization Automotive Businesses	**45,609**	42,142
Services	**11,035**	10,521
Other [1]	**13,144**	21,184

1 MTU Aero Engines (only included in 2002), Corporate Research departement, real-estate activities, holding and finance companies

362,100 employees worldwide. At December 31, 2003, DaimlerChrysler employed 362,063 people worldwide (2002: 365,571), of whom 182,739 worked in Germany (2002: 191,574) and 102,391 in the United States (2002: 101,437). Compared to the previous year, the number of employees rose slightly in three divisions: Mercedes Car Group (+2%), Commercial Vehicles (+1%) and Services (+5%). In the sales organization for Mercedes-Benz cars and commercial vehicles, the workforce increased by 8%, due primarily to the acquisition of dealerships as part of the Metropolitan Strategy. However, the number of Chrysler Group employees fell by 3% as a result of efficiency-boosting measures. Due to the sale of the MTU Aero Engines business unit, announced in November 2003, the total workforce decreased by about 8,400. Adjusted for changes in the consolidated Group, the number of employees remained at previous years' level.

Global Human Resources Strategy. Since 2000, DaimlerChrysler has implemented around 60 initiatives as part of the Global Human Resources Strategy designed to offer divisions more support for human resources issues. These initiatives mainly relate to the securing of young managerial talent, compensation, flexible working hours, internal e-business and health management. Another three key areas were added in 2003: supporting the expansion of DaimlerChrysler's activities in China; the further improvement of executive training; and a focus on increased productivity and performance, such as by improving staff mobility within and between our plants. In addition, the new collective framework agreement on pay grades in Germany will enable the company to reorganize compensation for 133,000 employees according to duties and performance and in line with future requirements. In the United States, the contract concluded with the United Autoworkers labor union is financially much more advantageous than the 1999 agreement and also allows us more flexibility to deploy personnel and to adjust staffing levels.

Increased flexibility secures jobs. In 2003, DaimlerChrysler was again able to respond to fluctuations in demand by making flexible adjustments to staffing levels. The company used a variety of tools to manage employee numbers and working hours, such as working-time accounts. Overall, the size of the permanent workforce in Germany remained fairly stable. By using these instruments, the company can adjust its capacity in the area of production in Germany by around +/-25%, and can therefore respond to fluctuations in demand without increasing unit labor costs or immediately adjusting staffing levels.



Moving people: The international variety of our qualified employees ensures the future of DaimlerChrysler

Training and continuing education to meet future demands. DaimlerChrysler regards training and continuing education as integral parts of its HR policy. For this reason, the company hired another 2,800 new trainees in Germany in 2003. At the end of the year, DaimlerChrysler had 8,500 trainees in Germany, equivalent to around 40% of all the trainees in the German automotive industry.

Employee stock program 2003. On three occasions, a total of 49,000 employees in Germany (2002: 45,300) purchased DaimlerChrysler shares in 2003. The employees at our subsidiaries in the United Kingdom, France, the Netherlands, Italy, Spain, Portugal, Austria and Switzerland had also the possibility to buy shares.

Social-responsibility principles integrated into Integrity Code. The social-responsibility principles agreed on with the Group's World Employee Committee in 2002 contribute to improved global cooperation and were integrated into our Integrity Code, which is binding for all employees.

Improved company benefits. In view of the demographic development of the DaimlerChrysler workforce, we once again stepped up our health-management activities in 2003. For example, the various preventive programs offered by the plant medical services and Group sports facilities were extended, and plans concerning further improvements to ergonomic workplace design were approved. In the year under review, changes were also made to corporate retirement benefits. The company reorganized these benefits for managers to incorporate annual components and an individual benefits account. The pension-capital system now clearly shows the retirement benefits that an individual is entitled to in one capital sum. Furthermore, employees have the option of converting income into an additional retirement-benefits program (Pension Capital Two). More than 24,600 employees took advantage of this offer in 2003.

Employee-related e-business applications. The DCeLife application module, launched two years ago, can now be accessed by all employees in Germany. Every day, around 85,000 users log on to the Employee Portal, which is each employee's personal gateway to DCeLife. Here they can gain information on work processes and the activities of the DaimlerChrysler Group. In addition, they can access user-specific features such as an overview of flexi-time, retirement benefits and information on the company's health insurance fund. Access to this important information promotes cooperation and boosts efficiency.

Human Resources goes online with ePeople. The ePeople project, which is aimed at standardizing HR processes in Germany, was successfully concluded in November 2003. ePeople supports 200 standardized business processes for the HR departments in Germany, as well as offering a variety of self-service functions for managers and employees. The introduction of ePeople will significantly cut HR system costs and make DaimlerChrysler an even more attractive employer.

Developing management potential. In 2003, we continued to enhance LEAD (Leadership Evaluation and Development), our global executive assessment and development tool. By introducing LEAD at the lower-management and salaried-employee levels, we laid the foundation for a standardized assessment and development process that applies to all our executives and manager trainees. To operate LEAD more efficiently we introduced a Web-based tool known as LEAD IT. Results in 2003 demonstrated LEAD's value in management development. Promising young managers are recognized at an earlier stage, opportunities for development are identified and attractive career openings are discussed.

DaimlerChrysler attractive to young professionals. In 2003, DaimlerChrysler staged numerous events aimed at attracting and retaining highly qualified young managerial talent. Customized job-entry and employee-development programs will ensure the successful integration of the 2,400 young managers we hired.

A thank you to our staff. We would like to thank all employees for their initiative, commitment and achievements. We are convinced that their ability, enthusiasm and energy will secure a successful future for DaimlerChrysler. We would also like to thank the employee representatives for their constructive attitude and cooperation in 2003.

Corporate Governance







The Dodge Durango in Rancho Cucamango, California

Issues of the management and monitoring of companies are the subject of lively discussion in large sections of the public under the heading of corporate governance. DaimlerChrysler welcomes the various initiatives for the improvement of corporate governance. Many of the principles and recommendations that have arisen have been practiced at our company for many years.

Due in particular to the fact that DaimlerChrysler is a company with its roots in Germany and the United States, the Board of Management and the Supervisory Board aim to make DaimlerChrysler's corporate governance system more international and transparent. This purpose is also served by the statements of the Board of Management and the Supervisory Board in this section of the report. Further information on corporate governance at DaimlerChrysler is available on the Internet at www.daimlerchrysler.com/corpgov_e.

Members of the Supervisory Board

Hilmar Kopper
Frankfurt/Main
Chairman of the Supervisory Board
of DaimlerChrysler AG
Chairman

Erich Klemm [1]
Sindelfingen
Chairman of the Corporate Works
Council, DaimlerChrysler Group
and DaimlerChrysler AG
Deputy Chairman

Prof. Dr. Heinrich Flegel [1]
Stuttgart
Director Research Manufacturing,
Engineering, DaimlerChrysler AG,
Chairman of the Management
Representative Committee,
DaimlerChrysler Group
(since April 11, 2003)

Nate Gooden [1]
Detroit
Vice President of the International
Union, United Automobile, Aerospace
and Agricultural Implement Workers
of America (UAW)

Earl G. Graves
New York
Chairman and CEO of Earl G. Graves
Ltd.

Prof. Victor Halberstadt
Amsterdam
Professor of Public Economics
at Leiden University, Netherlands

Dr. Thomas Klebe [1]
Frankfurt/Main
Director Department
for General Shop Floor Policy and
Codetermination, German
Metalworkers' Union (IG Metall)
(since April 11, 2003)

Jürgen Langer [1]
Frankfurt/Main
Chairman of the Works Council of
the Frankfurt/Offenbach Dealership,
DaimlerChrysler AG
(since April 11, 2003)

Robert J. Lanigan
Toledo
Chairman Emeritus of Owens-Illinois,
Inc.; Founder Partner, Palladium
Equity Partners

Helmut Lense [1]
Stuttgart
Chairman of the Works Council,
Untertürkheim Plant,
DaimlerChrysler AG

Peter A. Magowan
San Francisco
President of San Francisco Giants

William A. Owens
Kirkland
Senior Advisor AEA Investors LLC
(since November 4, 2003)

Gerd Rheude [1]
Wörth
Chairman of the Works Council,
Wörth Plant, DaimlerChrysler AG

Udo Richter [1]
Bremen
Chairman of the Works Council,
Bremen Plant, DaimlerChrysler AG

Wolf Jürgen Röder [1]
Frankfurt/Main
Member of the Executive Council
of the German Metalworkers' Union

Dr. rer. pol. Manfred Schneider
Leverkusen
Chairman of the Supervisory Board
of Bayer AG

Stefan Schwaab [1]
Gaggenau
Vice Chairman of the Corporate
Works Council,
DaimlerChrysler Group and
DaimlerChrysler AG,
Vice Chairman of the Works Council
Gaggenau Plant, DaimlerChrysler AG

Bernhard Walter
Frankfurt/Main
Former Spokesman of the Board of
Management of Dresdner Bank AG

Lynton R. Wilson
Toronto
Chairman of the Board of CAE Inc.;
Chairman of the Board of Nortel
Networks Corporation

Dr.- Ing. Mark Wössner
Munich
Former CEO and Chairman of the
Supervisory Board of Bertelsmann AG

Committees of the Supervisory Board:

Committee pursuant to Section 31, Subsection 3 of the German Law of Industrial Codetermination
Hilmar Kopper (Chairman)
Erich Klemm
Dr. rer. pol. Manfred Schneider
Dr. Thomas Klebe

Presidential Committee
Hilmar Kopper (Chairman)
Erich Klemm
Dr. rer. pol. Manfred Schneider
Dr. Thomas Klebe

Audit Committee
Hilmar Kopper (Chairman)
Erich Klemm
Stefan Schwaab
Bernhard Walter

Retired from the Supervisory Board:
Manfred Göbels [1]
Stuttgart
Director, Services and Mobility
Concept, DaimlerChrysler AG
(retired April 9, 2003)

Peter Schönfelder [1]
Augsburg
Chairman of the Works Council,
Augsburg Plant,
EADS Deutschland GmbH
(retired April 9, 2003)

G. Richard Thoman
New York
Former President and Chief Executive
Officer of Xerox Corporation;
Managing Partner,
Corporate Perspectives
(retired June 5, 2003)

Bernhard Wurl [1]
Frankfurt/Main
Responsible for Labor and
Codetermination Policy, German
Metalworkers' Union
(retired April 9, 2003)

1 Representative of the employees



In six meetings during the 2003 financial year, the Supervisory Board dealt in detail with the business situation of DaimlerChrysler and the future strategic development of the Group and its business units. In addition, various other individual issues were dealt with and discussed with the Board of Management.

The Presidential Committee met four times in 2003, to deal mainly with Board of Management issues, but also questions of corporate governance. The Presidential Committee also prepared the plenary meetings and participated in the efficiency audit of the Supervisory Board and its committees that was carried out at the end of the year.

The Audit Committee convened five times with the external auditors to discuss the financial statements and the consolidated financial statements for 2002 including the Annual Report in accordance with Form 20-F, the financial statements for the first half of 2003, and the interim reports on the first and third quarters of 2003. The Audit Committee also examined the suitability, qualification and independence of the external auditors.

After receiving the approval of the Annual Meeting, the Audit Committee engaged KPMG Deutsche Treuhand-Gesellschaft AG, Wirtschaftsprüfungsgesellschaft, of Berlin and Frankfurt am Main, a company of auditors, to conduct the annual audit, negotiated the audit fee and determined the main areas of the audit for the year 2003.

During the year, the Audit Committee placed particular emphasis on monitoring the independence of the auditors, and in this context issued a set of principles governing the approval or prohibition of other services provided by external auditors.

The Audit Committee was also occupied with the company's risk-monitoring system and with the reports of the internal auditors. Furthermore, it established procedures for dealing with complaints and criticism with regard to accounting, the internal monitoring systems and the annual audit, as well as for obtaining confidential and anonymous information from DaimlerChrysler employees with regard to accounting and financial statements.

The Audit Committee received regular reports on the implementation of the provisions of the Sarbanes-Oxley Act, and monitored the progress of this process, particularly regarding the report on monitoring systems and processes affecting the publication of company information. It was also regularly informed on new accounting standards and their interpretation, and on the status of their implementation within the Group. In addition, the Audit Committee prepared a specific self-evaluation of its own activities, which is to be applied for the first time in 2004.

The Mediation Committee, a body formed in accordance with the stipulations of the German Codetermination Law, was not required to convene last year.

The Supervisory Board was regularly informed about the work and, in particular, the decisions of the committees, and met without any representatives of the Board of Management when this was necessary. A potential conflict of interest concerning the sale of shares in Mercedes-Benz Lenkungen GmbH to ThyssenKrupp Automotive AG by Bernhard Walter, a member of the Supervisory Board who is also a member of the supervisory board of ThyssenKrupp AG, was avoided by Mr. Walter abstaining from the vote on this issue. No other concrete conflicts of interest involving members of the Supervisory Board, also concerning their other board memberships, occurred during 2003.

In its meetings, the Supervisory Board was regularly and fully informed by the Board of Management as regards the situation of the Group, particularly its business and financial developments, investment plans, questions of fundamental business policy and strategy and personnel requirements. The Board of Management presented the Group's key performance figures to the Supervisory Board in the form of regular monthly reports, and written reports were submitted on special matters. The Chairman of the Supervisory Board was also kept informed of all important developments and decisions in separate discussions with the Chairman of the Board of Management.

In the year 2003, when the triad markets of Western Europe, the United States and Japan were suffering from low economic growth rates and worldwide uncertainty, not least due to the war in Iraq, the Supervisory Board was engaged in detailed discussions on the development of the various business units. In this context, the main focus of discussions was repeatedly the situation at the Chrysler Group, the effects of our equity interest in Mitsubishi Motors Corporation and the development of Toll Collect GmbH.

In the meeting held in February 2003, the Supervisory Board dealt with the certified 2002 financial statements of DaimlerChrysler AG, the 2002 consolidated financial statements, the 2002 management report of DaimlerChrysler AG and the 2002 Group management report. In addition to approving various financing measures at debis AirFinance, in its February meeting the Supervisory Board also approved the sale of shares in Mercedes-Benz Lenkungen GmbH to ThyssenKrupp Automotive AG. The sale by Chrysler Group of non-productive facilities was also approved after a detailed review. An additional focus of interest was a report by Mercedes Car Group, which included among other things a detailed statement of position on the issues of fuel-cell and hybrid technology.

There were two Supervisory Board meetings in April 2003. Triggered by the re-election at the 2003 Annual Meeting of members representing the employees, the committees of the Supervisory Board were also reconstituted. In this context the election was approved of Mr. Erich Klemm as Deputy Chairman of the Supervisory Board, of Mr. Thomas Klebe as member of the Mediation Committee and of the Presidential Committee, and of Mr. Erich Klemm and Mr. Stefan Schwaab as members of the Audit Committee.

The other main issues were the business developments of the first quarter, especially at the Chrysler Group, a report on the current situation of the aerospace business and information on the financial development of Mitsubishi Motors Corporation and Hyundai Motor Company.

The focus of July's meeting was on the financial statements for the second quarter and first half of the year and the Q2 interim report. In this context, the Supervisory Board dealt at length with the situation of the Chrysler Group and the competitive situation in North America. Subsequently, the business development, structure and strategy of the Commercial Vehicles division were described and discussed in detail. There was also discussion of various of the Group's investment plans in China and the development of Toll Collect GmbH.

In addition, with the involvement of internal and external advisors and on the basis of various expert opinions, the Supervisory Board discussed in detail the possibility of an out-of-court settlement of the class action, pending before the United States District Court for the District of Delaware, concerning the merger of Daimler-Benz and Chrysler to form DaimlerChrysler AG in 1998. The Supervisory Board approved a settlement of this action subject to certain conditions and authorized the Presidential Committee to supervise the negotiations accordingly.

Other issues dealt with in the meeting were the approval of a code of ethics for the members of the Board of Management and a large number of top executives, and the commissioning of KPMG Deutsche Treuhand-Gesellschaft AG, Wirtschaftsprüfungsgesellschaft, of Berlin and Frankfurt am Main, to carry out the independent audit for 2003 with the audit focus as determined by the Audit Committee in conjunction with KPMG.

In the meeting held in September 2003, discussions again centered on the development of the Chrysler Group. The Supervisory Board also approved the financing of Toll Collect GmbH, which had previously been discussed in detail, and was informed on the technical progress of the project.

Also in September, a long-term financing concept was approved for debis AirFinance, and a report was given on the Executive Automotive Committee. In addition, the development of Global Procurement since the merger between Daimler-Benz and Chrysler and the strategic challenges facing this cross-divisional function were discussed.

In the last meeting of the year in December 2003, the Supervisory Board approved the operative planning for the period of 2004 through 2006 and the scope of financing limits for the 2004 financial year. In this meeting the Board of Management reported comprehensively on the company's risk monitoring system and its results. Furthermore, the Supervisory Board approved the sale of MTU Aero Engines GmbH and authorized the Board of Management to acquire additional shares in Mitsubishi Fuso Truck & Bus Corporation. Also in December, the Supervisory Board received a report on the situation at Toll Collect GmbH.

Mr. Günther Fleig, whose contract would have expired on September 30, 2004, was appointed for another five years as of October 1, 2004 with unchanged responsibility for Human Resources, including his reappointment as Labor Relations Director of DaimlerChrysler AG.

The meeting concluded with discussion of a number of corporate governance issues. Pursuant to Section 161 of the German Stock Corporation Law, the declaration of compliance with the German Corporate Governance Code in its version of May 21, 2003 was approved, as was the revision of the Rules of Procedure for the Supervisory Board and its committees. Mr. Bernhard Walter was appointed as a financial expert in the Supervisory Board's Audit Committee. Finally, there was a detailed discussion of the results of the efficiency review of the Supervisory Board and its committees, which was carried out for the first time in 2003.

The DaimlerChrysler AG financial statements and the management report were audited by KPMG Deutsche Treuhand-Gesellschaft AG, Wirtschaftsprüfungsgesellschaft, of Berlin and Frankfurt am Main, and certified without qualification. The same applies to the consolidated financial statements according to US GAAP, which were supplemented with a management report and additional notes pursuant to Section 292a of the German Commercial Code (HGB). Also in accordance with Section 292a of the HGB, the US GAAP consolidated financial statements presented in this report grant exemption from the obligation to produce consolidated financial statements according to German law.

The financial statements and the appropriation of earnings proposed by the Board of Management, as well as the auditors' report, were submitted to the Supervisory Board. They were inspected by the Audit Committee and the Supervisory Board and discussed in the presence of the auditors. The Supervisory Board has declared itself in agreement with the results of the statutory audit and has established that there are no objections to be made.

In its meeting on February 18, 2004, the Supervisory Board approved the consolidated financial statements for 2003 and the financial statements of DaimlerChrysler AG for 2003; the financial statements of DaimlerChrysler AG for 2003 are thereby adopted. The Supervisory Board also consented to the appropriation of earnings proposed by the Board of Management.

On February 18, 2004 the Supervisory Board made several decisions regarding the future composition of the Board of Management. Effective December 16, 2004, Bodo Uebber will become a full member of the Board and assume responsibility for Finance & Controlling in addition to his present responsibility for Daimler Chrysler Services; his term of office remains unchanged. The term of Manfred Gentz, who is currently responsible for Finance & Controlling, will expire on December 15, 2004. Effective May 1, 2004, Wolfgang Bernhard will assume responsibility for the Mercedes Car Group; his term of office remains unchanged. Bernhard will head the division in cooperation with Jürgen Hubbert for three months. Also effective May 1, 2004, Thomas Weber will become a full member of the Board and assume the duties of the development area at Mercedes Car Group in addition to his present responsibility for Research & Development. Mr. Weber's term of office remains unchanged. Jürgen Hubbert will assume responsibility for the Executive Automotive Committee on the Board of Management effective August 1, 2004, and his term of office also remains unchanged. Thomas W. LaSorda is appointed as Deputy Member of the Board of Management effective May 1, 2004, succeeding Wolfgang Bernhard as Chief Operating Officer Chrysler Group.

Effective June 5, 2003, Mr. G. Richard Thoman retired from his position as a member of the Supervisory Board representing the shareholders. Mr. William Arthur Owens was appointed as his successor with effect from November 4, 2003. On April 9, 2003, Mr. Manfred Göbels, Mr. Peter Schönfelder and Mr. Bernhard Wurl, members representing the employees, retired from the Supervisory Board. Mr. Heinrich Flegel, Mr. Jürgen Langer and Mr. Thomas Klebe were newly appointed as members of the Supervisory Board.

Mr. Manfred Bischoff, Mr. Klaus Mangold and Mr. Gary C. Valade retired from the Board of Management of DaimlerChrysler AG effective December 16, 2003. The appointment of Mr. Bodo Uebber as a deputy member of the Board of Management took effect on December 16, 2003.

The Supervisory Board expresses its gratitude to the management, the departing members of the Board of Management and the Supervisory Board, and in particular the employees of DaimlerChrysler AG for their outstanding individual efforts and achievements in 2003.

Stuttgart-Möhringen, February 2004

The Supervisory Board

Hilmar Kopper
Chairman

General conditions. DaimlerChrysler is a stock corporation with its domicile in Germany. The legal framework for corporate governance therefore derives from German Law, particularly the Stock Corporation Law, the Codetermination Law, and legislation concerning capital markets, and also from the Articles of Incorporation of DaimlerChrysler AG.

As our shares are listed on stock exchanges outside Germany, and in particular on the New York Stock Exchange, we also have to adhere to those countries' capital market legislation and the listing regulations applicable to those stock exchanges. The Sarbanes-Oxley Act of the United States of America has a special impact in this respect. For this reason, we are in favor of the convergence of international stock exchange regulations.

Shareholders and the Annual Meeting. The company's shareholders exercise their rights and cast their votes at the Annual Meeting. Each share in DaimlerChrysler AG entitles its owner to one vote. There are no shares with multiple voting rights, no preferred or privileged stock, and no maximum voting rights.

Various important decisions can only be taken by the Annual Meeting. These include the appropriation of distributable profits, the ratification of the members of the Board of Management and the Supervisory Board, the election of the independent auditors and the election of members of the Supervisory Board. The Annual Meeting also takes decisions on amendments to the Articles of Incorporation, capital measures, and consent to certain inter-company agreements.

The influence of the Annual Meeting on the management of the company is limited by law, however. The Annual Meeting can only take management decisions if it is requested to do so by the Board of Management.

Dual management system. DaimlerChrysler AG is obliged by the German Corporation Law to apply a dual management system. With this system, the company's Board of Management is responsible for the executive functions, while the Supervisory Board appoints, monitors and advises the Board of Management.

The members of the Board of Management bear shared responsibility for managing the company, while the work of the Board of Management is coordinated by the Chairman of the Board of Management.

The Supervisory Board is involved in decisions of fundamental importance, and the work of the Supervisory Board is coordinated by the Chairman of the Supervisory Board. Half of the members of the Supervisory Board are elected by the shareholders at the Annual Meeting. The other half comprises members who are elected by the company's German employees. The members representing the shareholders and the members representing the employees are equally obliged by law to act in the company's best interests.

Supervisory Board. In accordance with the German Codetermination Law, the Supervisory Board of DaimlerChrysler AG comprises twenty members. The Supervisory Board has formed three committees: the Presidential, the Audit and the Mediation Committee.

The Presidential Committee has particular responsibility for the contractual affairs of the Board of Management, and specifically negotiates and determines on behalf of the company contracts with them. It also supports and advises the Chairman of the Supervisory Board and his deputy and prepares the meetings of the Supervisory Board.

The Audit Committee deals with questions of accounting and risk management. It discusses the interim and the year-end financial statements, individual and consolidated, of DaimlerChrysler AG and the DaimlerChrysler Group. The Audit Committee makes recommendations concerning the selection of external auditors, assesses such auditors' suitability and independence, and, after a company of auditors is elected by the Annual Meeting, commissions it to conduct the annual audit, negotiates an audit fee and determines the main focus of this audit. The Audit Committee receives reports from the external auditors on any accounting matters that might be regarded as critical and on any differences of opinion with the Board of Management. In addition, it makes recommendations to the Supervisory Board, for example, concerning the use of unappropriate profit and capital measures. Finally, the Audit Committee approves services provided by the external auditors or affiliated companies to DaimlerChrysler AG or to companies of the DaimlerChrysler Group which are not directly related to the annual audit.

The Mediation Committee is formed solely to perform the functions laid down in Section 31, Subsection 3 of the German Codetermination Law. According to this stipulation, it has the task of making proposals for the appointment of members of the Board of Management if a previously proposed appointment did not obtain the legally required majority of votes.

The Board of Management. At present, the Board of Management of DaimlerChrysler AG comprises eleven members. The Rules of Procedure define the areas of responsibility of the entire Board of Management, its Chairman and the individual members. The areas of responsibility of the individual Board of Management members are described on pages 8 and 9 of this Annual Report.

The structure of the Board of Management reflects the global orientation of the Group and its concentration on the automotive business, while facilitating a strong focus on markets and customers.

Executive Automotive Committee. The Executive Automotive Committee (EAC) was established as a committee of the Board of Management. The task of the EAC is to coordinate all cross-divisional automotive issues and to identify potential for improving efficiency. The EAC prepares Board of Management decisions and regularly informs the Board of Management of its activities (see pages 58 f).

Chairman's Council. The Chairman's Council, comprising 10 internationally experienced representatives from the fields of politics and business, is headed by the Chairman of the Board of Management of DaimlerChrysler AG. The function of this committee is to advise the Board of Management, primarily on questions of global business strategy. The Chairman's Council combines elements of US and German corporate governance.

Financial statements. The consolidated financial statements of the DaimlerChrysler Group are prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). Details of US GAAP can be found in the Notes to the Consolidated Financial Statements (see pages 118 ff).

The year-end financial statements of DaimlerChrysler AG, which is the parent company, are prepared in accordance with the accounting guidelines of the German Commercial Code (HGB). Both sets of financial statements are audited by an independent company of auditors (see page 109).

Risk management. DaimlerChrysler has a risk-management system commensurate with its position as a company with global operations (see page 101). The risk-management system is one component of the overall planning, controlling and reporting process. Its goal is to enable the company's management to recognize significant risks at an early stage and to initiate appropriate countermeasures in a timely manner. The Chairman of the Supervisory Board has regular contacts with the Board of Management to advise not only on the Group's strategy and business developments, but also to discuss the issue of risk management.

Transparency. DaimlerChrysler regularly informs shareholders, financial analysts, shareholders' associations, the media and the interested public on the situation of the Group and on any significant changes in its business. Information is made public according to the principle of fair disclosure. All of the new facts that are communicated to institutional investors and financial analysts are simultaneously also made available to all shareholders and the interested public. If any information is made public outside Germany as a result of the regulations governing capital markets in the respective countries, we also make this information available without delay in Germany in the original version, or at least in English. In order to ensure that information is provided quickly, DaimlerChrysler makes full use of the Internet, but also of other methods of communication.

All the dates of important disclosures (e.g. the Annual Report, interim reports, the Annual Meeting) are published in advance in a finance calendar. The finance calendar can be seen inside the rear cover of this Annual Report and can be accessed on the Internet at www.daimlerchrysler.com/ir/calendar.

In addition to its regular scheduled reporting, DaimlerChrysler also reports without delay any new facts which may arise within the Group's areas of activity and which are not known to the public, if these facts are likely to have a substantial impact on the stock market price of DaimlerChrysler's shares due to their effects on the company's assets, financial situation, or general course of business (ad-hoc publications).

DaimlerChrysler also reports promptly, in accordance with the requirements of the law and when notified, when by means of acquisition, disposal or any other method, the shareholding in DaimlerChrysler AG of any person or institution has reached, exceeded or fallen below 5, 10, 25, 50 or 75% of the company's voting rights.

Any securities transactions conducted by members of the Board of Management or the Supervisory Board (or by persons regarded by the German Securities Trading Law as being similarly situated) are disclosed by DaimlerChrysler without delay after the company is informed of such transactions (directors dealings), in accordance with the requirements of the German Securities Trading Law. The relevant details are given in the Notes to the Consolidated Financial Statements (see page 169), and, in accordance with the requirements of the law, are also available on the Internet at www.daimlerchrysler.com/corpgov_e.

Integrity code defines worldwide standards of behavior. The Integrity Code is a guideline for behavior which has been in effect since 1999 and which was revised in 2003. It defines binding limits to the activities of all employees worldwide and is regularly referred to. Among other things, it contains rules of conduct for international transactions and for any conflicts of interests that may occur, questions of equality, the exclusion of corruption, the role of internal monitoring systems, the right to the fulfillment of statutory standards, as well as other internal and external regulations.

Code of ethics. In July 2003, the Supervisory Board approved a Code of Ethics for DaimlerChrysler AG. This code addresses the members of the Board of Management and a larger number of senior officers who have a significant influence on planning and reporting in the context of the year-end and interim financial statements. The provisions of the code aim to prevent mistakes by the persons addressed and to promote ethical behavior as well as the complete, appropriate, accurate, timely and understandable publication of information on the Group. The wording of the code can be seen on the Internet at www.daimlerchrysler.com/corpgov_e.

Compensation of the Board of Management. Responsibility for determining the compensation of the Board of Management of DaimlerChrysler AG is delegated by the Supervisory Board to the Presidential Committee. The Supervisory Board receives regular reports on the structure of compensation and any changes made.

The present compensation system has one fixed component and three variable, performance-related components:

- A fixed base salary related to the area of responsibility of each Board of Management member. Every year, the base salary and total compensation are reviewed and compared with a group of comparable international companies.

- Variable compensation in the form of an annual bonus, related to the base salary but primarily oriented towards the achievement by DaimlerChrysler of its planned operating profit. In addition, the development of total shareholder return and individual performance can lead to the annual bonus being adjusted upward or downward.

- A medium-term variable element of compensation in the form of a three-year performance plan based firstly on the relative performance of return on sales compared with selected competitors and secondly on the actual return on capital compared with the goal set in the approved planning. This compensation takes place through the allocation of phantom shares, which are then paid out at the currently valid price after three years depending on the achievement of the aforementioned goals.

- A long-term variable element of compensation, at present in the form of a stock option plan. The options granted within this plan can be exercised at a previously determined reference price per DaimlerChrysler share plus a 20% mark up. Half of the options can be exercised at the earliest two years after being granted, the other half at the earliest after three years. Options not exercised become void ten years after being granted. The Presidential Committee can impose a limit or reserve the right to impose such a limit on the long-term variable compensation paid as of the 2004 financial year in the case of exceptional and unpredictable developments.

The Presidential Committee of the Supervisory Board of DaimlerChrysler AG has issued stock ownership guidelines for the Board of Management, according to which the members of the Board of Management are required to hold a part of their private assets in the form of DaimlerChrysler shares. For example, the members of the Board of Management had to use a part of their variable compensation paid for the year 2003 to purchase shares in the company.

Compensation of the Supervisory Board. The Articles of Incorporation of DaimlerChrysler AG currently stipulate that the members of the Supervisory Board receive a fixed compensation in addition to the reimbursement of their expenses after the end of the financial year. The Chairman of the Supervisory Board receives three times this amount, the Deputy Chairman of the Supervisory Board and the Chairman of the Audit Committee receive twice this amount, chairmen of other committees of the Supervisory Board receive 1.5 times this amount and members of the committees of the Supervisory Board receive 1.3 times this amount. If a member of the Supervisory Board exercises several of the aforementioned functions, he receives only the compensation for the function with the highest compensation. The members of the Supervisory Board and its committees receive attendance fees for each of the meetings of the Supervisory Board and its committees that they attend (see page 144, Note 24 and page 169, Note 37).

Declaration in accordance with the listing standards of the New York Stock Exchange. DaimlerChrysler's declaration concerning significant differences between the systems of corporate governance in Germany and the United States, which is based on the listing standards of the New York Stock Exchange can be seen on the Internet at www.daimlerchrysler.com/corpgov_e.

German Corporate Governance Code. Section 161 of the German Stock Corporation Act (AktG) requires the Board of Management and the Supervisory Board of a listed stock corporation to declare each year that the recommendations of the "German Corporate Governance Code Commission" published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette have been and are being met, or, if not, which recommendations have not been or are not being applied.

The German Corporate Governance Code (the "Code") contains rules with varying binding effects. Apart from outlining aspects of the current German Stock Corporation Act, it contains recommendations from which companies are permitted to deviate; however, if they do so, they must disclose this fact each year. The Code also contains suggestions which can be ignored without giving rise to any disclosure requirement.

Declaration of compliance with the German Corporate Governance Code. The Board of Management and the Supervisory Board of DaimlerChrysler AG have decided to disclose not only deviations from the Code's recommendations, but also - without being legally obliged to do so - deviations from its suggestions.

The declaration of compliance filed with the Commercial Registry pursuant to Section161 of the German Stock Corporation Law can be seen on the Internet at www.daimlerchrysler.com/corpgov_e.

In the declaration of compliance pursuant to Section161 of the German Stock Corporation Act, the Board of Management and the Supervisory Board of DaimlerChrysler AG have stated that both the recommendations and the suggestions of the German Corporate Governance Code have been and are being met. The Board of Management and the Supervisory Board of DaimlerChrysler AG also intend to follow the recommendations and suggestions of the German Corporate Governance Code in the future. DaimlerChrysler AG deviates from the Code's recommendations and suggestions solely in the following points:

Deviations from the Recommendations of the German Corporate Governance Code.

1. Deductible with the D&O insurance. The directors' and officers' liability (D&O) insurance obtained by DaimlerChrysler AG for the Board of Management and the Supervisory Board does not provide any insurance cover for intentional acts and omissions or for breaches of duty knowingly committed. Insurance cover is limited to negligent breaches of duty by members of the Board of Management and Supervisory Board, so that this is the only context in which the question of the agreement of a deductible arises. It is not advisable to agree on a deductible for negligence on the part of the members of the Supervisory Board, as

DaimlerChrysler AG endeavors to staff its Supervisory Board with prominent members of the community from Germany and abroad who have extensive business experience, and the company may be impeded in this aim if members of its Supervisory Board have to accept far-reaching liability risks for potential negligence. The fact that such a deductible is unusual in other countries makes this even more of a problem. Nor does the D&O insurance of DaimlerChrysler AG envisage any formal deductible for ordinary and gross negligence on the part of members of the Board of Management. However, in cases of grossly negligent breaches of duty by a member of the Board of Management, the Presidential Committee of the Supervisory Board, which is responsible for the Board of Management's service contracts, may agree to make a percentage deduction from the variable portion of the compensation of the member of the Board of Management concerned. In terms of its overall financial result, this would have the same effect as a deductible. In the view of DaimlerChrysler AG, this rule enables individual cases to be judged more fairly on their merits than the blanket approach of the Code (see Code Clause 3.8, Paragraph 2).

2. Individualized reporting of Board of Management compensation. As in the past, the compensation for the members of the Board of Management is not reported individually (see Code Clause 4.2.4). The compensation of the members of the Board of Management has been and will be reported, broken down into fixed and variable elements and into components with a long-term incentive effect (see page 169). This information is crucial for assessing whether the division of such compensation between fixed and performance-related components is appropriate and whether the structure of such compensation provides adequate incentives for the Board of Management. As the Board of Management operates according to the principle of collective responsibility, the incentives provided for the Board of Management as a whole are the decisive factor, not those for each individual member. Another factor is that listing these details individually could lead to a leveling of performance-related and task-related differences in compensation.

3. Approval of sideline activities. For reasons of practicality relating to the way in which the Supervisory Board works, approval of sideline activities by members of the Board of Management, especially regarding positions held as members of supervisory boards, has been and will be granted not by the whole Supervisory Board, but by its Chairman. For the same reason, such approval is required only in cases where the additional activity is a paid position, but not, for example, for honorary positions on advisory boards or boards of governors. The Presidential Committee of the Supervisory Board will be informed of the decisions of the Chairman of the Supervisory Board in this matter (see Code Clause 4.3.5).

4. Compensation of the Supervisory Board. In the Declaration of Compliance, the Board of Management and the Supervisory Board have stated that a decision will be taken at a later date on performance-related compensation for the members of the Supervisory Board (see Code Clause 5.4.5, Paragraph 2). A proposal is to be put before the Annual Meeting on April 7, 2004 that a decision should be taken on amending the Articles of Incorporation so that performance-related compensation can be introduced for the Supervisory Board.

In the year 2004, the shareholder representatives will be elected to the Supervisory Board. For this reason it seems appropriate as of this year to make an individualized listing of compensation and other advantages granted for services personally rendered by the members of the Supervisory Board, particularly consulting and brokering services; and until then to present compensation and other advantages in a summarized form for all of the Supervisory Board members in the notes to the consolidated financial statements. Individualized details will therefore be reported starting with the financial statements for the year 2004 (see Code Clause 5.4.5 Paragraph 3).

5. List of third-party companies. No details were given of third-party companies' operating results in the past (see Code Clause 7.1.4). However, since disclosure of third-party companies' details is to be limited solely to non-consolidated companies, such details are presented as supplementary information for the first time in this Annual Report (see page 172 f).

Deviations from the Suggestions of the German Corporate Governance Code.

1. Broadcast of the Annual Meeting. The Annual Meeting of DaimlerChrysler AG will be broadcast on the Internet until the end of the Board of Management's report. Continuing the broadcast after this point (see Code Clause 2.3.4), particularly the broadcast of individual shareholders' spoken contributions, could be construed as interference in those shareholders' privacy rights. For this reason the company has decided not to broadcast this part of the Annual Meeting.

2. Proxy voting at the Annual Meeting. As there is no broadcasting of the Annual Meeting on the Internet, there will therefore be no need to contact the voting representative appointed by the company. Furthermore, with the currently available communication equipment there is the possibility of technical problems interrupting the availability of this representative (see Code Clause 2.3.3).

3. Chairman of the Audit Committee. At DaimlerChrysler AG, the Chairman of the Supervisory Board currently chairs the Audit Committee. To avoid a reallocation of responsibilities during the current term of office of the Supervisory Board, the Chairman of the Supervisory Board will continue to chair the Audit Committee until the new members of the Supervisory Board representing the shareholders are elected in April 2004. Subsequently, the Supervisory Board will again decide on the matter (see Code Clause 5.2).

4. Election of Supervisory Board members. The company also intends to introduce differing terms of office when the new members representing the shareholders are elected to the Supervisory Board in 2004, because to do otherwise would require intervention in existing appointments (see Code Clause 5.4.4).

5. Compensation of the Supervisory Board. The comments on Point 4 of the Deviations from the Recommendations of the German Corporate Governance Code apply analogously to the proposal to introduce performance-related compensation for the members of the Supervisory Board including elements that depend on the company's long-term success (see Code Clause 5.4.5).

Financial Reporting





The Setra TopClass coach in Madrid

Group operating profit of €5.7 billion compared with €6.9 billion in 2002 Mercedes Car Group surpasses high prior-year earnings Earnings of Chrysler Group affected by difficult market conditions and ongoing restructuring activities Operative income significantly improved at Commercial Vehicles and Services Sale of the business unit MTU Aero Engines led to a gain of €1.0 billion in operating profit Underfunded status of pension obligations reduced Cash provided from operating activities in the industrial business increased despite negative effects

1. Operating Results

Operating Profit (Loss) by Segments

In millions	2003 US $	2003 €	2002 €
Mercedes Car Group	3,938	**3,126**	3,020
Chrysler Group	(637)	**(506)**	609
Commercial Vehicles	1,077	**855**	(343)
Services	1,562	**1,240**	3,060
Other Activities	1,619	**1,285**	903
Eliminations	(396)	**(314)**	(395)
DaimlerChrysler Group	7,163	**5,686**	6,854

Lower operating profit due to difficult market conditions in North America. DaimlerChrysler generated an operating profit of €5.7 billion in the year 2003, compared with €6.9 billion in 2002. The results of both years were significantly affected by charges for restructuring activities, impairments recognized on fixed assets, and gains realized on the sale of investments. Chrysler Group's earnings were impacted by additional restructuring charges of €0.5 billion, while the corresponding impact in the prior year was €0.7 billion. The operating profit of the prior year was also affected by restructuring charges of €0.3 billion at the Commercial Vehicles segment and by impairments on fixed assets of €0.5 billion at the Commercial Vehicles and Services segments. In 2002, the Services segment also incurred additional costs of €0.1 billion as a result of the decision of the Argentine government to reform its financial system and monetary policy.

The sale of the business unit MTU Aero Engines had a positive effect of €1.0 billion on the operating profit of Other Activities in 2003. In the prior year, gains totaling €2.6 billion from the sale of our investments in T-Systems and Conti Temic microelectronic were included in the results of the Services and Other Activities segments.

Even if the aforementioned income and expense items are not taken into account, operating profit decreased compared with the prior year, primarily due to the performance of the Chrysler Group. Additional impacts on the Group's operating profit were the negative contribution to earnings by Mitsubishi Motors Corporation and lower earnings from EADS, both of which are accounted for using the equity method. On the other hand, the Mercedes Car Group, Commercial Vehicles and Services segments succeeded in raising their operative income compared with the prior year.

Again increase in operating profit of Mercedes Car Group. Mercedes Car Group realized an operating profit of €3.1 billion in 2003, thus once again surpassing its result of the prior year (€3.0 billion).

In 2003 the segment sold 1,216,900 vehicles in a difficult market environment (2002: 1,232,300). Despite lower unit sales, revenues increased by €1.3 billion to €51.4 billion as a result of an improved model mix.

With 1,092,200 vehicles sold worldwide, sales of Mercedes-Benz passenger cars nearly matched the high level of the prior year (1,110,000 vehicles). Negative effects on the segment's profit contribution caused by the slight decrease in unit sales and advance expenditures for the products of the second model offensive were more than offset by positive effects from the improved model mix, with the full availability of the E-Class sedan and the CLK coupe, and from higher unit sales of the S-Class and SL-Class. Advance expenditures for new products were higher than in the prior year, and were related in particular to successor models and the additional versions of the A-Class and M-Class, as well as the upcoming launch of the CLS coupe.

Note:
The chapters "Business Review," "Analysis of the Financial Situation" and "Outlook" together comprise the DaimlerChrysler Group's Management Report, which is based on the consolidated financial statements prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP).

The contribution to earnings from the smart business unit was again negative in the year 2003, but was maintained at the prior-year level despite high advance expenditures for the smart forfour. This was primarily due to positive effects arising from the successful introduction of the smart roadster models in April 2003. Declining unit sales of the smart city-coupe for lifecycle reasons were more than offset by these effects. In total, smart sold 124,700 vehicles (2002: 122,300 vehicles).

The operating profit of Mercedes Car Group was impacted by impairment charges of €0.1 billion on fixed assets at our production plant in Juiz de Fora, Brazil. These impairments were necessary, because the C-Class CKD production as well as the production of the A-Class expire in 2004. Beginning in 2006, the smart formore will be produced at this plant in Brasil. The successor model of the A-Class will be produced solely in Rastatt beginning in 2004. The disposal of the 50% stake in CTS Car Top Systems to Porsche AG in September 2003 led to a gain of €0.1 billion. With this transaction, DaimlerChrysler continued to focus on its core automotive business.

Chrysler Group's profitability impacted by intensely competitive environment. Chrysler Group posted an operating loss of €0.5 billion in 2003 compared to an operating profit of €0.6 billion in the prior year. The 2003 operating loss included restructuring charges of €0.5 billion while the 2002 operating profit included restructuring charges of €0.7 billion incurred in connection with the turnaround plan announced in February 2001. The restructuring charges recognized in 2003 and 2002 were for costs associated with the idling, closing or disposal of certain manufacturing facilities and workforce reduction measures.

The 2003 decline in profitability was primarily the result of lower vehicle shipments and higher sales incentives reflecting the continued intense competitive pressures in the North American market. Higher sales incentives were partially offset by increased vehicle pricing. Increased sales incentives resulted not only in reduced profit margins from vehicle shipments, but also contributed to increased marketing expense provisions for dealer inventories and declining residual values relating to fleet sales with guaranteed minimum resale values. The 2003 decline in profitability was partially offset by cost improvements from material price reductions and productivity.

Worldwide in 2003, Chrysler Group sold 2,637,900 vehicles compared with 2,822,700 vehicles in the prior year.

In 2003, Chrysler Group and Services agreed to adjusted rates charged on subsidized financing programs due to increasingly competitive financing options as well as an adjustment of risk sharing related to existing lease residual provisions which reduced marketing expenses by €0.2 billion at the Chrysler Group in 2003.

Significant improvement in earnings at Commercial Vehicles. The Commercial Vehicles segment posted a substantially positive operating profit of €0.9 billion, compared with an operating loss of €0.3 billion in the prior year, thus achieving the turnaround in a still challenging market environment.

This improvement of €1.2 billion can be partially attributed to the fact that prior-year restructuring charges in the business units Mercedes-Benz Trucks, Freightliner/Sterling/Thomas Built Buses, DaimlerChrysler Buses and Coaches and DaimlerChrysler Powersystems had an aggregate negative effect of €0.3 billion on earnings. In addition, impairments totaling €0.2 billion were recognized in the prior year relating to the partial sale of a subsidiary and changes in long-term product and production strategy. The remaining earnings improvement of €0.7 billion was primarily due to progress made with the consistent and successful implementation of efficiency-improvement programs in all business units. Significant cost savings were achieved, particularly in the business units DaimlerChrysler Powersystems, DaimlerChrysler Buses and Coaches and Freightliner/Sterling/Thomas Built Buses. The Freightliner/Sterling/Thomas Built Buses business unit completed its restructuring program by the end of 2003, one year earlier than originally planned.

With sales of 501,000 trucks, buses and vans in 2003, the Commercial Vehicles segment increased its worldwide unit sales by 3%. The growth was largely based on the successful start of the new heavy truck Actros; higher sales by Freightliner in the NAFTA region and by Buses and Coaches in Western Europe also contributed to improved profitability. Positive developments at Mitsubishi Fuso Truck & Bus Corporation (MFTBC), which is allocated to the Commercial Vehicles segment as of April 2003 in the amount of the Group's 43% equity investment, already had a positive effect on earnings in the first year. An opposing effect arose from the appreciation of the euro against the US dollar in connection with the currency translation of the profit contributions of foreign subsidiaries. All business units made profits and contributed to the significant increase in operating profit.

Operating Profit

In millions	2003 US $	2003 €	2002 €
Industrial Business	5,292	**4,201**	6,251
Financial Services	1,871	**1,485**	603
DaimlerChrysler Group	7,163	**5,686**	6,854

Services segment's earnings characterized by favorable refinancing conditions and improved margins. In the year 2003, the Services segment posted an operating profit of €1.2 billion (2002: €3.1 billion).

The 2002 operating profit included total gains of €2.1 billion which resulted from the sale of the Group's remaining 49.9% equity interest in T-Systems ITS as well as from impacts in connection with the sale of portions of the Capital Services portfolio and from the economic crisis in Argentina. Without taking these factors into account, the segment achieved in 2003 a substantial increase in its operating profit compared to 2002.

The earnings improvement compared with the prior year was the result of positive business developments mainly in the NAFTA region. In general, the increased earnings were primarily due to better refinancing conditions in major markets, but also to improved margins. In addition, efficiency improvements and advanced processes resulted in lower risk provisions for finance lease receivables as well as in reduced impairment charges on equipment on operating leases compared with the prior year.

Charges on earnings of €0.1 billion were taken due to adjusted rates charged on subsidized financing packages from Chrysler Group as a result of increasing competition. Additionally an agreement was reached with Chrysler Group to adjust the allocation of residual-value risks for certain leased vehicles, which also had a negative effect on earnings of €0.1 billion.

The Group's participation in the development of an electronic toll collection system for certain commercial vehicles in Germany had a negative effect on the segment's operating profit in an amount of €0.2 billion in 2003. This was mainly caused by the negative earnings contributions from Toll Collect GmbH and the toll collect consortium as well as by impairments on the carrying value of the investment and the recognition of an accrual for warranties at DaimlerChrysler Services AG.

Sale of MTU Aero Engines business unit. Lower profit contributions from EADS and Mitsubishi Motors. The Other Activities segment essentially comprises the Group's investments in the European Aeronautic Defence and Space Company EADS N.V. (EADS) and Mitsubishi Motors Corporation (MMC), both of which are accounted for using the equity method. The segment also includes the Group's holding and finance companies, real-estate activities and central corporate research. The MTU Aero Engines business unit (MTU) was also a part of Other Activities until it was sold as of December 31, 2003.

Other Activities recorded an operating profit of €1.3 billion in 2003, compared to €0.9 billion in the prior year. In both years, gains from the sale of businesses were included in operating profit. As of December 31, 2003, DaimlerChrysler sold the MTU Aero Engines Group to the financial investor, Kohlberg Kravis Roberts & Co. Ltd. In this connection, United Technologies Corporation, parent company of Pratt & Whitney, one of the most significant partner to MTU with respect to research and development activities, received a compensation of $ 250 million in the beginning of 2004. In return Pratt & Whitney abandons contractual rights. Including this compensation, a pre-tax gain of €1.0 billion was realized from the sale. In the prior year a gain of €0.2 billion was realized from the sale of the Group's 40% equity interest in Conti Temic microelectronic and related activities.

If results are compared without these gains, Other Activities achieved a significantly lower operating profit than in 2002. This was mainly due to the negative contribution to earnings from the investment in MMC, for which DaimlerChrysler accounts using the equity method of accounting. MMC's negative contribution was primarily attributable to lower revenues in North America and increased provisions for credit risks and residual-value risks in the US financial-services business of the MMC Group.

In addition, the positive contribution to operating profit delivered by our investment in EADS, for which DaimlerChrysler also accounts using the equity method of accounting, did not equal the prior-year level, mainly as a result of the general weakness of the airline business, increased development costs for the Airbus A380 and the difficult situation in the Space division, which led to an unscheduled goodwill impairment in the first quarter of 2003.

The operating profit of the MTU Aero Engines Group was also lower than in the prior year. The reasons for this decrease were the depreciation of the US dollar, the weaker airline business, higher development costs for new projects and restructuring expenses.

Eliminations in the operating profit. Operating profit eliminations primarily result from the leasing operations in Germany and from the financing of European dealers. From a group perspective, the profits generated from vehicle deliveries between the segments were unrealized and thus eliminated.

Consolidated Statements of Income (Loss)

In millions	2003 US $	2003 €	2002 €
Revenues	171,870	**136,437**	147,368
Cost of sales	(138,474)	**(109,926)**	(119,624)
Gross margin	33,396	**26,511**	27,744
Selling, administrative and other expenses	(22,388)	**(17,772)**	(18,166)
Research and development	(7,018)	**(5,571)**	(5,942)
Other income	899	**713**	777
Turnaround plan expenses - Chrysler Group	(591)	**(469)**	(694)
Income (loss) before financial Income	4,298	**3,412**	3,719
Impairment of investment in EADS	(2,469)	**(1,960)**	-
Other financial income (expense), net	(1,078)	**(856)**	2,206
Financial income (expense), net	(3,547)	**(2,816)**	2,206
Income (loss) before income taxes	751	**596**	5,925
Income taxes	(1,234)	**(979)**	(1,115)
Minority interests	(44)	**(35)**	(15)
Income (loss) from continuing operations	(527)	**(418)**	4,795
Income (loss) from discontinued operations [1]	18	**14**	82
Income (loss) on disposal of discontinued operations [2]	1,111	**882**	-
Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of FIN 46R and SFAS 142, net of taxes	(38)	**(30)**	(159)
Net income (loss)	564	**448**	4,718

1 DaimlerChrysler sold its 100%-stake in MTU Aero Engines on December 31, 2003. Therefore the income of MTU Aero Engines is included in the "Income (loss) from discontinued operations." Prior years amounts have been restated.
2 Gain on disposal of the MTU Aero Engines Group on December 31, 2003, after taxes.

Reconciliation of Group Operating profit to Income (loss) before financial income

In millions	2003 US $	2003 €	2002 €
Operating profit	7,163	**5,686**	6,854
Pension and postretirement benefit (expenses) income, other than current and prior service costs and settlement/curtailment losses	(1,096)	**(870)**	257
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	24	**19**	(497)
Operating profit from discontinued operations	(106)	**(84)**	(153)
Pre-tax gains from the sale of operating businesses and discontinued operations	(1,299)	**(1,031)**	(2,640)
Miscellaneous items	(388)	**(308)**	(102)
Income (loss) before financial income	4,298	**3,412**	3,719

Reconciliation of operating profit to income (loss) before financial income. "Pension and postretirement benefit (expenses) income, other than current and prior service costs and settlement/curtailment losses" is the sum of interest cost, the expected return on plan assets and the amortization of unrecognized net actuarial gains or losses. Operating profit excludes these components of the net periodic pension and postretirement benefit (expense) income, since they are driven by financial factors and do not reflect the operating performance of the segments. The significant change compared with 2002 was primarily a result of reduced expected returns on plan assets mainly due to a reduction in the long-term return rate on plan assets.

"Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies" includes the contributions to earnings from our operating investments, which are reported as a component of financial income (expense), net, in the consolidated statements of income (loss). These contributions are allocated to the operating profit (loss) of the respective segments. In 2003, this resulted in a negative overall contribution to operating profit of €19 million. The decrease compared with the prior year was primarily a result of a negative contribution to earnings from the equity investment in Mitsubishi Motors Corporations and lower profit contributions from the equity investment in EADS.

"Operating profit from discontinued operations" shows the operating profit of MTU Aero Engines, which is reported as discontinued operations in the consolidated statements of income (loss).

"Pretax gains from the sale of operating businesses and discontinued operations" shows gains from the sale of minority shareholdings held as operating investments which were allocated to the operating profit (loss) of the respective segments and shown in the consolidated statements of income (loss) under "Financial income (loss), net". In addition, the pre-tax capital gain of €1.0 billion realized on the sale of the MTU Aero Engines Group was allocated to this item in 2003.

"Miscellaneous items" includes income and expenses which do not affect the operating business. The increase compared with the prior year was almost solely due to the settlement of a consolidated class-action case, which was pending in connection with the merger of Daimler-Benz and Chrysler to form Daimler-Chrysler AG. In this regard, a charge of $300 million was recognized in 2003. DaimlerChrysler has applicable insurance policies aggregating some €200 million, to which extent the group is seeking reimbursement of the settlement payment. Such reimbursement will be recognized as income in the period received.

Reconciliation by reportable segment of the Operating profit to the Income (loss) before financial income

In millions of €	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Services	Other Activities	Total Segments	Eliminations	Daimler-Chrysler Group
2003								
Operating profit (loss)	3,126	(506)	855	1,240	1,285	6,000	(314)	5,686
Pension and postretirement benefit (expenses) income, other than current and prior service costs and settlement/ curtailment losses	(136)	(561)	(128)	(5)	(40)	(870)	-	(870)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(116)	60	(106)	325	(302)	(139)	158	19
Operating profit from discontinued operations	-	-	-	-	(84)	(84)	-	(84)
Pre-tax gains from the sale of operating businesses and discontinued operations	-	-	-	-	(1,031)	(1,031)	-	(1,031)
Miscellaneous items	-	(32)	(9)	(17)	(250)	(308)	-	(308)
Income (loss) before financial income	2,874	(1,039)	612	1,543	(422)	3,568	(156)	3,412
2002								
Operating profit (loss)	3,020	609	(343)	3,060	903	7,249	(395)	6,854
Pension and postretirement benefit (expenses) income, other than current and prior service costs and settlement/ curtailment losses	(15)	369	(52)	(5)	(40)	257	-	257
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(64)	40	(15)	183	(798)	(654)	157	(497)
Operating profit from discontinued operations	-	-	-	-	(153)	(153)	-	(153)
Pre-tax gains from the sale of operating businesses and discontinued operations	-	-	-	(2,484)	(156)	(2,640)	-	(2,640)
Miscellaneous items	16	(57)	(11)	(59)	(1)	(112)	10	(102)
Income (loss) before financial income	2,957	961	(421)	695	(245)	3,947	(228)	3,719

Decrease of financial result due to write-down of equity investment in EADS and gains from sales in prior years. The financial loss for 2003 was €2.8 billion, compared with financial income of €2.2 billion in the prior year. In 2002 financial income was positively affected by gains from the sales of investments in T-Systems ITS and Conti Temic microelectronic, totaling €2.6 billion. Aside from these gains realised in the prior year, the substantial decline in financial income was due to the €2.0 billion write-down of the Group's equity investment in EADS to its fair value at September 30, 2003. The Group's proportionate share of the loss incurred at Mitsubishi Motors (2003: - €0.3 billion; 2002: - €0.1 billion) as well as lower earnings from EADS (2003: €0.1 billion; 2002: €0.3 billion) also contributed to the decrease of income from investments compared with the prior year. Net interest loss and other financial income added up to a loss of €0.4 billion at similar level compared with the prior-year period.

Income taxes. In 2003, the Group recorded income-tax expense of €1.0 billion, compared with an expense of €1.1 billion in 2002.

Related to earnings before income taxes of €0.6 billion (2002: €5.9 billion), the effective tax rate was 164.3% after 18.8% in the prior year. The very high effective tax rate in 2003 is principally due to the fact that the impairment recognized on the carrying value of the Group's investment in EADS was not tax deductible. In combination with very low pre-tax earnings in 2003, this impairment caused a substantial increase in the effective tax rate. In 2003, the income tax rate was furthermore negatively impacted by the non-tax deductible losses of the equity method investments and positively impacted by net tax benefits due to open tax years. In the 2003 income tax expense of €1.0 billion a tax benefit and related interest of €0.6 billion in connection with agreements reached with the tax authorities in the US on tax attributes attributable to the years 1986 to 1998 are included. This tax benefit was partly offset by a tax expense and related interest of €0.3 billion which mainly represents the accrual of tax costs associated with current year developments in the examination of the German tax Group's tax filings by the German tax authorities for the years 1994 to 1998.

The low effective tax rate of the prior year was mainly a result of the tax-free gain realized on sale of the Group's investments in T-Systems ITS and Conti Temic microelectronic.

Additional information on income taxes can be found in Note 9 to the Consolidated Financial Statements.

Decline in net income. The Group recorded net income of €0.4 billion, compared with €4.7 billion in 2002. Based on the reported net income, earnings per share amounted to €0.44 compared with €4.68 in the prior year.

In connection with the sale of MTU Aero Engines on December 31, 2003, the income of this business unit is included in the "Income (loss) from discontinued operations" pursuant to the US Accounting Standard SFAS 144. The after-tax profit of €0.9 billion in 2003, which resulted from the sale, is reflected in the December 31, 2003 consolidated statement of income (loss) in a separate line as "Income (loss) on disposal of discontinued operations".

The initial application of the consolidation provisions of FIN 46R to special purpose entities as of December 31, 2003, is reflected as a cumulative effect of a change in accounting principle in the amount of €30 million in DaimlerChrysler's December 31, 2003 consolidated statement of income (loss). In the prior year, the application of SFAS 142 and the associated change in the method of accounting for goodwill and intangible assets resulted in impairments of goodwill of €159 million. Both effects are reflected in the consolidated statement of income (loss) as of December 31, 2003 in a separate line as "Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of FIN 46R and SFAS 142, net of taxes."

The change in net income of €4.3 billion compared with the prior year was primarily due to three major effects. The 2003 net income was impacted in total by charges of €1.1 billion which resulted from the sale of the MTU Aero Engines group (+ €0.9 billion) and from the write-down of the Group's equity investment in EADS to its fair value (- €2.0 billion). In the prior year, net income included gains of €2.6 billion from the sales of investments in T-Systems ITS and Conti Temic microelectronic.

Those three effects impacted on an aggregate basis earnings per share with - €1.06 in 2003 and €2.61 in 2002.

Dividend of €1.50 per share. At the Annual Meeting to be held on April 7, 2004, the Board of Management and the Supervisory Board will again propose the distribution of €1.5 billion of unappropriated profits of DaimlerChrysler AG or €1.50 per share, after a withdrawal of €1.6 billion from retained earnings. In the prior year, €1.5 billion, i.e. €1.50 per share, were distributed to the shareholders from unappropriated profits; the remaining amount of €1.65 billion from the net income of 2002 was transferred to retained earnings.

Development of Earnings



In billions of €
Operating Profit
Net Income
12
10
8
6
4
2
2000
2001
2002
2003

2. Performance Measures

The Group's management tools. The management and control tools used at the DaimlerChrysler Group provide for the transfer of responsibility to the division and business unit levels while enhancing cross-divisional transparency. The management and control system also promotes capital-market-oriented investment analysis and control within the DaimlerChrysler Group.

For controlling purposes, DaimlerChrysler differentiates between the Group level and the operating level of the divisions and business units. Economic value added is one element of the control system on both levels. At Group level, economic value added is calculated by subtracting the weighted average cost of capital from net operating income, an after-tax figure oriented towards the capital markets. In the calculation of return on net assets (RONA) as the corporate profitability ratio, net operating income is divided by the capital employed within the Group. This ratio determines the extent to which the DaimlerChrysler Group as a whole generates or exceeds the rate of return required by its investors and creditors.

The required rate of return and the weighted average cost of capital for the Group are derived from the minimum returns that investors and creditors expect on equity and capital provided by outside sources. The cost of equity is determined according to the capital asset pricing model, using the interest rate for long-term, risk-free securities (e.g. government bonds, fixed-interest bonds) plus a risk premium for an investment in shares. The cost of capital from outside sources is derived from the required rate of return for obligations entered into by the company with outside sources supplying the capital. Due to capital markets' lower levels of interest rates compared with the prior year, the weighted average cost of capital could have been reduced. Assuming that interest rates will again return to long-term averages in the foreseeable future, for reasons of continuity in controlling the operating units, the Group's weighted average cost of capital of 8% after taxes has been retained, although this results in a correspondingly low economic value added.

At the level of the industrial divisions and business units, operating profit is used as a measure of earnings before interest and taxes. This measure reflects the area of responsibility of management more accurately than an after-tax figure. The capital basis is net assets, i.e. assets less non-interest-bearing liabilities. The minimum required rate of return for the industrial companies was 13% before taxes, as in the prior year. Return on equity (ROE) is applied as a benchmark for the financial services activities, with an unchanged minimum required rate of return of 14% (before taxes).

As the aforementioned rates of return are minimum requirements, the divisions and business units are expected to significantly exceed these hurdles. Goals are derived from benchmarks with the best comparable companies.

Development of return on net assets. Net operating income, which is derived from Group net income, amounted to €1.5 billion (2002: €5.7 billion). In connection with the decrease of net assets of €5.4 billion to €60.0 billion (annual average), this resulted in a return on net assets of 2.4% after taxes (2002: 8.8%) for the DaimlerChrysler Group. The Mercedes Car Group segment considerably exceeded the hurdle rate of return of 13% before taxes. Primarily due to the intense competitive pressure in the North American market, the Chrysler Group did not achieve the minimum required rate of return. The RONA amounted to - 4.4% (2002: 3.1%). Due to progress made with the successful implementation of efficiency improvement programs in 2003 and due to prior-year restructuring charges, the Commercial Vehicles segment realized an improvement compared with 2002. However, with a return on net assets of 10.6% (2002: - 4.0%), the hurdle rate was not achieved in 2003. The significant improvement of earnings at Financial Services resulted in a considerable rise in return on equity. The ROE of 17.7% (2002: 6,5%) exceeded the hurdle rate.

Reduced net operating income led, despite decreasing average net assets, to a decline of the RONA on a group level compared with 2002. The return on net assets amounted to 2,4% in 2003 (2002: 8,8%). Economic value added of - €3.3 billion (2002: €0.5 billion) was negative (calculated on the basis of a cost of capital rate of 8% after taxes).

Net Assets and Return on Net Assets

	2003	2002	2003	2002
	(annual average, in billions of €) Net Assets		% Return on Net Assets	%
DaimlerChrysler Group, (after taxes)	**60.0**	65.4	**2.4**	8.8
Industrial business, (before interest and taxes)	**37.8**	46.9	**11.1**	13.3
Mercedes Car Group	**12.8**	12.1	**24.3**	25.0
Chrysler Group	**11.6**	19.5	**(4.4)**	3.1
Commercial Vehicles	**8.1**	8.5	**10.6**	(4.0)
Services [1]	**-**	1.1	**-**	226.3
Other Industrial Activities [2]	**5.3**	5.7	**26.2**	18.8
	Stockholders' Equity		Return on Equity [3]	
Financial Services	**8.4**	9.3	**17.7**	6.5

1 Due to the disposal of the investments in T-Systems ITS to Deutsche Telekom, the investment was included only through March 31, 2002. Because of the sale in 2002, the figures of 2003 are not comparable with the prior year.
2 The figures are not comparable to the prior year, due to the disposal of the business unit MTU Aero Engines (as of Dec. 31, 2003) as well as the disposition of the investment in Conti Temic microelectronic which was included at equity until it was completely sold on April 1, 2002.
3 Before taxes.

Net assets are derived from the consolidated balance sheet, as illustrated by the following table.

Net Assets [1] of the DaimlerChrysler Group

In millions	2003 €	2002 €
Stockholders' equity [2]	**31,913**	33,655
Minority interests	**470**	432
Financial liabilities of the industrial segment	**11,779**	12,372
Pension provisions of the industrial segment	**13,416**	15,864
Net assets	**57,578**	62,323

1 Represents the value at year-end; the average for the year was €60.0 billion (2002: €65.4 billion).
2 Adjusted for the effects from the application of SFAS 133.

Reconciliation to Net Operating Income

In millions	2003 €	2002 €
Net income (loss)	**448**	4,718
Minority interests	**35**	15
Interest expense related to industrial activities, after taxes	**377**	469
Interest cost of pensions related to industrial activities, after taxes	**607**	534
Net operating income	**1,467**	5,736

Balance Sheet Structure


In billions of €
178
40%
187
42%
187
18%
178
19%
Fixed assets
Stockholders' equity
23%
22%
Accured liabilities
Non-fixed assets
58%
56%
55%
55%
Liabilities
43%
43%
of which:
Financial liabilities
of which: Liquidity
Deferred taxes and
prepaid expenses
8%
7%
2%
2%
4%
4%
Deferred taxes
and income
2003
2002
2002
2003

Balance Sheet Structure of the Industrial Business


In billions of €
95
34%
100
36%
100
25%
95
27%
Property, plant
and equipment
Stockholders' equity
43%
40%
Accrued liabilities
Other fixed assets
17%
17%
Inventories
14%
14%
Receivables
18%
17%
32%
32%
Liabilities
Liquidity
13%
11%
Deferred taxes and
prepaid expenses
4%
5%
0%
1%
Deferred taxes
and income
2003
2002
2002
2003

3. Financial Position and Cash Flow

Slight decrease of total assets. The Group's total assets decreased slightly by 5% to €178.3 billion compared with 2002. The decrease was principally due to currency translation effects from the appreciation of the euro against the US dollar. As a result, the assets and liabilities of our US companies were translated into euros at the exchange rate of €1 = $1.2630 as of December 31, 2003 versus an exchange rate of €1 = $1.0487 as of December 31, 2002. This higher exchange rate resulted in correspondingly lower balance sheet amounts in euros. Currency effects accounted for €17.3 billion of the total decrease in consolidated assets; if exchange rates had stayed on the 2002 year-end level, total assets would have increased by €8.2 billion. This increase was due to the expansion of the Services segment's leasing and sales-financing business.

On the assets side, fixed assets decreased in 2003 by 9% to €32.9 billion. The reduction was mainly due to currency translation with opposing effects from the increased investments, especially in the Mercedes Car Group segment.

Financial assets decreased slightly to €8.8 billion. The major changes were attributable to the acquisition in Mitsubishi Fuso Truck and Bus Corporation (€0.8 billion) and the lower book value of the investment in EADS (- €0.8 billion). The development of the investment in EADS, for which DaimlerChrysler accounts for using the equity method, was significantly influenced by an impairment of €2.0 billion.

The €3.9 billion (14%) decrease in leased equipment to €24.4 billion was predominantly caused by exchange rate fluctuations. In addition, the financing programs, which are offered since 2001, led to a shift from operating lease agreements to sales financing agreements, which are reported under receivables from financial services.

Inventories - less advance payments received - decreased to €15.0 billion (2002: €15.6 billion). Currency translation effects primarily drove this development.

Increased receivables from financial services of € 52.6 billion (+ €0.6 billion) were mainly due to the above mentioned increase in sales financing agreements. Adjusted for currency translation, receivables from financial services increased by 12%. Due to exchange rate effects, the sale of receivables (asset backed securities, ABS) in 2003 was slightly lower than in 2002. Overall, the leasing and sales financing business accounted for €77.0 billion, i.e. 43%, of total assets.

The decrease in other receivables - including other assets - to €15.8 billion (2002: €17.6 billion) resulted principally from reduced tax refund claims and reduced market values of retained interests in sold receivables from the declining ABS portfolio.

Liquidity rose by 15% to €14.3 billion and consisted of cash and cash equivalents (€11.0 billion) and securities (€3.3 billion). Liquid funds are actively managed within the Group to ensure a minimum level of corporate liquidity.

Group equity decreased slightly to €34.5 billion (2002: €35.0 billion). The decrease was mainly due to currency translation effects and the dividend distribution for the 2002 financial year (€1.5 billion). On the other hand, positive effects on equity arose from the fair value accounting of derivative financial instruments and available-for-sale securities, from the reduced underfunding of pension obligations as well as from the net income. The equity ratio, adjusted for the proposed dividend distribution for the fiscal year 2003 (€1.5 billion), rose by 0.6 percentage points to 18.5% (2002: 17,9%). The equity ratio for the industrial business amounted to 26,1% (2002: 24,9%).

Net increase (decrease) in cash and cash equivalents



in millions of €
9,100
16,496
-16,278
2,518
-1,069
10,767
Cash and cash equivalents 31.12.2002
Cash provided by operating activities
Cash used for investing activities
Cash used for financing activities
Effect of foreign exchange rate changes
Cash and cash equivalents 31.12.2003

Accrued liabilities fell by €4.5 billion to €39.2 billion, primarily due to altered exchange rate parities. Adjusted for currency effects there was an increase, mainly as a result of additions to accruals for sales incentives and higher accruals for health insurance obligations in the United States. The addition to accruals for health insurance obligations was necessary because of higher expected health care inflation rate. The positive development of international capital markets during the year 2003 and contributions from DaimlerChrysler led to an increase of pension plan assets. Therefore, despite the further reduction in the discount factor, pension accruals were reduced in connection with the under-funded status of pension plans.

Trade liabilities and other liabilities were slightly lower by €0.6 billion and amounted to €20.4 billion. Trade liabilities increased particularly in the Mercedes Car Group and Chrysler Group segments. However, there was an opposing effect of €2.0 billion from currency translation.

The Group's financial liabilities reached €75.7 billion as of the balance sheet date (2002: €79.3 billion). They are mainly used to fund the leasing and sales financing business. Compared with 2002 the decrease in financial liabilities was primarily due to currency effects of €7.1 billion. This development was partly offset by increased liquidity.

Funding status of pension obligations. At the end of 2003, the DaimlerChrysler Group's pension obligations of €32.1 billion were covered by fund assets of €26.3 billion, after a contribution of €2.1 billion during that year. This led to an underfunded status of €5.8 billion at the end of the year (end of 2002: underfunded by €8.4 billion). The improvement compared with the prior year was mainly a result of the very good performance of stock markets in 2003. The actual yields of the Group's German and foreign fund assets amounted to 14.6% and 23.0% respectively in 2003 (2002: losses of 15.5% and 8.8% respectively). Taking into consideration the pension accruals of €5.0 billion, the underfunding of pension obligations at the end of 2003 amounted to only €0.8 billion (end of 2002: underfunding of €1.0 billion).

Statement of cash flows again impacted by acquisitions and disposals in 2003. Cash provided by operating activities of €16.5 billion was below prior-year's level (2002: €18.0 billion). One reason for the decrease were exchange rate effects from a weaker US dollar, which, translated to euro, resulted in lower cash contributions in euro from our companies in the United States. The current year was also negatively effected from income taxes paid. In the prior year there were net tax rebates, particularly in North America. The shift from operating lease agreements to sales financing agreements in our financial services business caused an additional decrease of the cash flow from operating activities. This is due to the fact, that for sales financing agreements only the interest portion of the lease payment is recognized in cash flow from operating activities. The portion attributable to the redemption of receivables is shown within investing activities. However, the lease payments from operating lease agreements are fully recognized within the cash flow from operating activities. Positive effects from working capital, especially from higher trade liabilities which had its reason in increased production levels at year's end, were not sufficient to offset the negative effects mentioned above. The (net) contributions made by DaimlerChrysler to pension and health care funds of €1.4 million were almost unchanged to the prior year.

Cash used for investing activities increased by €3.3 billion to €16.3 billion. The prior-year figure was affected by the sale of the investment in T-Systems ITS, whereas in 2003, payments for investments in businesses and proceeds from the sale of businesses were nearly equal. The major transactions of the year 2003 were the acquisition of a 43% stake in Mitsubishi Fuso Truck and Bus Corporation and the sale of the MTU Aero Engines Group. The decrease in capital expenditures for property, plant and equipment is highly influenced by exchange rate effects. Adjusted for these impacts, capital expenditures would have been on the same level as in 2002. In the financial services business, cash used for investing activities decreased by €0.9 billion to €10.4 billion, mainly due to a €3.3 billion reduction in net additions to receivables from financial services, partly offset by lower proceeds from the sale of equipment on operating leases.

Cash provided by financing activities in 2003 was affected by the (net) increase in financial liabilities and the dividend distribution of €1.5 billion. Overall, there was a cash inflow of €2.5 billion (2002: cash outflow of €5.5 billion). The change compared with the prior year is mainly due to higher cash used for investing activities and the resulting increase in funding requirements.

As a total of the individual cash flows, and with due consideration of currency effects, cash and cash equivalents with an original maturity of three months or less increased by €1.7 billion to €10.8 billion compared with December 31, 2002. Total liquidity, which also includes long-term investments and securities, increased from €12.4 billion to €14.3 billion.

Refinancing at the DaimlerChrysler Group. The development of the financial services activities was the key refinancing activity of the DaimlerChrysler Group in 2003. In order to cover a relatively low requirement for additional funding compared to the prior year and to refinance debts becoming due, DaimlerChrysler once again used a broad spectrum of financial and capital market instruments spanning its global network of regional holding and finance companies.

In 2003, the Group did not only issue global US dollar bonds and benchmark euro transactions, but also intensified its financing activities in Asian currencies. DaimlerChrysler succeeded in attracting a new circle of investors with the first issue of a Thai baht bond in Thailand as well as with transactions in Singapore dollars and Japanese yen. There were also smaller international issues of medium-term note programs in the form of public bonds and private placements. In addition, the securitization of financial services receivables was used by the Group as a source of funding on an ongoing basis, particularly in the United States.

In May 2003, DaimlerChrysler restructured two of the three tranches of the total $18 billion syndicated global credit facility. The former five-year tranche of DaimlerChrysler North America Holding for $6 billion with a maturity until July 2004 was converted into a 364-day line, also for $6 billion. After expiration of the 364 days, a one-year "term-out option" allows additional drawing on this line for another year. The original two-year tranche of DaimlerChrysler AG and possibly other European lenders of the Group for $7 billion with a maturity until June 2003 was converted into a 5-year line also for $7 billion.

4. Risk Report

Integrated risk-management system. Within the framework of their global activities and as a result of increasingly intense competition in all markets, the divisions and business units of the DaimlerChrysler Group are exposed to a large number of risks, which are inextricably linked with corporate business. Effective management and control instruments are combined into a uniform risk management system, meeting the requirements of applicable law and are subject to continuous improvement, which is deployed for the early detection, evaluation and management of risks. The risk management system is integrated into the value-based management and planning system and complies with the Group's principles of corporate governance. The risk management system is an integral part of the overall planning, control and reporting process in all relevant legal units and central functions. Its objective is the systematic detection, assessment, control and documentation of risks. Taking defined risk categories into account, risks are identified by the management of the divisions and business units, the key associated companies and the central departments, and assessed regarding their likelihood of occurrence and possible extent of damage, usually in terms of their effect on operating profit. Local accountability is particularly important. The communication and reporting of relevant risks is controlled by value limits set by management. The responsible persons have also the task of developing, and initiating as required, measures to avoid, reduce, and hedge risks. The development of major risks and the counter measures taken are monitored within the framework of a regular controlling process. As well as the regular reporting, there is also a form of ad-hoc reporting within the Group for risks arising unexpectedly. The Group's central risk management department regularly reports on risks to the Board of Management and the Supervisory Board.

The Group's risk management system enables corporate management to identify key risks at an early stage and to initiate suitable counter measures. Compliance with uniform Group guidelines, as defined in the risk management manual, is monitored by the internal audit department. In addition, auditors test the early risk detection system integrated into the risk-management system for its fundamental suitability for the early detection of developments that could jeopardize the continued existence of the company.

Economic risks. After the first half of the year 2003 featured global uncertainty among investors and consumers, largely due to the crisis in Iraq and the SARS lung disease, there was a moderate economic revival in the second half. However, at the same time it became clear that the global economy was still unstable and that the crisis of confidence had not yet been completely resolved. Uncertainty still exists regarding the strength of the economic upswing expected for 2004, especially in Western Europe and South America. The economic risks for the earnings situation at DaimlerChrysler are therefore almost undiminished.

The biggest risks for the world economy are a renewed global crisis of confidence, for example triggered by terrorist activities or a stock market collapse, and a sustained drop in domestic demand in the Unites States. The latter could occur as a result of consumers becoming less willing to spend, or of measures taken to reduce the massive US current account deficit combined with a drastic decline in the value of the US dollar. Disappointing economic developments in the European Union, particularly in Germany, hold considerable risk potential due to the ongoing underlying structural causes and the region's importance as a sales market. The situation of the Japanese economy is similar: although it developed substantially better than expected in 2003, it has still not overcome its structural problems. A further economic downturn in Japan could have a significant impact not only on the earnings trend of the Group's important strategic alliance partners, Mitsubishi Motors Corporation and Mitsubishi Fuso Truck and Bus Corporation, but due to possible negative transfer effects in the Asian emerging markets, also on the Group's strategic expansion plans in this region.

Risks with regard to free market access being restricted in the case of a possible retreat from multilateral trade liberalization in favor of more protective trade practices could also make the Group's globalization strategy more difficult to implement.

A more regionally limited risk potential is to be seen in lasting crises in individual emerging markets. However, a severe decrease in economic growth in China, which currently has the most dynamic automotive market in the world, would be of particular relevance to the Group's strategy. This decrease would not only drastically affect the other Asian economies due to China's increasing international integration in the areas of commerce and investment, but would also entail a noticeable decline in economic growth worldwide.

Industry- and company-specific risks. A continuation of weak overall economic developments and restrained consumer demand could also have an impact on the automobile industry. This would primarily affect sales in the European Union and the NAFTA region. In the United States, which is still the engine of the global economy, high competitive pressure in the automobile market in recent years has led to a diversification of financing offers and price incentives, which also created a lasting pressure on the prices of used vehicles. Continued weak economic growth in the United States could mean that such discount financing and price incentives remain necessary at similar or even higher levels. The practice of offering discount financing and price incentives is increasingly apparent also in Western Europe. DaimlerChrysler is counteracting this trend by offering innovative products and services along the entire value chain. In addition, individual customer needs are increasingly being met by extending our product range.

Legal and political frameworks are additional significant factors for DaimlerChrysler's future success, particularly conditions affecting emissions, fuel economy and energy prices. The Group monitors developments in these fields and attempts to anticipate future developments in the product planning process.

The key success factors for the DaimlerChrysler Group are its products and a range of related services. Innovation in research and development and the achievement of efficiency improvements to maintain competitiveness, while fulfilling the highest demands on quality, are essential for this success. DaimlerChrysler reduces procurement risks by taking targeted measures in the field of commodity and supplier risk management. Production risks are adequately safeguarded. As a result of keen competition for qualified specialists and managers and the strategic orientation of the Group, recruiting and retaining employees in the engineering professions and for employment in Asia is essential. Other operating risks, such as risks relating to information technology, play a less important role.

DaimlerChrysler's services business consists mainly of providing financing and leasing for the Group's products, insurance policies and other services in the fields of fleet management and telematics. The segment's international business orientation and its capital needs are exposed to credit, exchange rate and interest rate risks. DaimlerChrysler counteracts these risks through appropriate market analyses and with the use of derivative financial instruments. The DaimlerChrysler Bank's increased risk exposure with its expanded range of products has no significant effect on the Group.

Through its participation in the development of an electronic toll collection system for certain commercial vehicles in Germany, the DaimlerChrysler Group is exposed to a number of risks which might adversely affect its operating results and financial condition. The system is being developed by the operating company, Toll Collect GmbH ("Toll Collect"), in which DaimlerChrysler held a 45% equity interest at the balance sheet date and for which Daimler-Chrysler accounts in its consolidated financial statements using the equity method. These risks primarily consist of the further delay of the system start and the possibility of additional contractual penalties as well as revenue lost due to the delay in completion of the system. Contract termination by the Federal Ministry of Transport could also have a substantial negative impact on the Group's operating results and financial condition. Additional information on the planned toll collection system and the associated risks can be found in Note 30 (Litigation and claims) and Note 31 (Commitments and contingencies) of the Notes to the Consolidated Financial Statements.

DaimlerChrysler AG bears a proportionate share of the risks of its affiliated companies and subsidiaries in line with its share of their equity capital. In the case of the investment in Mitsubishi Motors Corporation, these are mainly risks if shareholders fail to provide capital injections and sales risks due to the general economic situation in Japan and the NAFTA region. EADS is also subject to sales risks if airlines' demand for aircraft remains low as a result of sustantially low passenger numbers.

Transparency of market risks. The DaimlerChrysler Group is exposed to market risks from changes in foreign currency exchange rates and interest rates. These changes may adversely affect DaimlerChrysler's operating results and financial condition. The Group seeks to manage and control these risks primarily through its regular operating and financing activities, and, when we deem it appropriate, through the use of derivative financial instruments. DaimlerChrysler evaluates these market risks by monitoring changes in key economic indicators and market information on an ongoing basis.

DaimlerChrysler holds investments in equity securities, but only to a minor extent. The corresponding market risk in 2003 was not and is currently not material to the Group. Thus, DaimlerChrysler is not presenting the value-at-risk figures for the remaining equity price risk. According to international banking standards, DaimlerChrysler does not include investments in equity securities, which the Group classifies as long term investments in the equity price risk assessment.

To a minor degree, DaimlerChrysler is also exposed to market price risks associated with the purchase of some commodities. When the Group deems it necessary, DaimlerChrysler uses derivative instruments to reduce these risks. The risk resulting from derivative commodity instruments is not significant to the Group.

Any market sensitive instruments, including equity and interest bearing securities that DaimlerChrysler's pension plans hold are not included in this quantitative and qualitative analysis. Please refer to Note 25a to the Group's Consolidated Financial Statements for additional information regarding the Group's pension plans.

In order to quantify the foreign exchange rate risk, interest rate risk and equity price risk of the Group on a continuous basis, DaimlerChrysler's risk management control systems employ value-at-risk analyses as recommended by the Bank for International Settlements. The value-at-risk calculations employed by DaimlerChrysler express potential losses in fair values and are based on the variance-covariance-approach assuming a 99% confidence level and a holding period of five days. Estimates of volatilities and correlations are primarily drawn from the RiskMetrics™ datasets and supplemented by additional exchange rate, interest rate and equity price information. The Group does not use financial instruments for speculative purposes.

Following organizational standards in the international banking industry, DaimlerChrysler maintains risk management control systems independent of Corporate Treasury and with a separate reporting line.

Foreign exchange rate management. The global nature of DaimlerChrysler's business activities results in cash receipts and payments denominated in various currencies. Cash inflows and outflows of the business segments are offset and netted if they are denominated in the same currency. Within the framework of central currency management, currency exposures are regularly assessed and hedged with suitable financial instruments according to exchange rate expectations, which are constantly reviewed. The net assets of the Group which are invested in subsidiaries and affiliated companies outside the euro zone are generally not hedged against currency risks. However, in specific circumstances, DaimlerChrysler seeks to hedge the currency risk inherent in certain of its long-term investments.

The following table shows values-at-risk figures for DaimlerChrysler's 2003 and 2002 portfolio of derivative financial instruments used to hedge the underlying currency exposure. We have computed the average exposure based on an end-of-quarter basis.

Value-at-Risk

In millions of €	12.31. 2003	Average for 2003	12.31. 2002	Average for 2002
Exchange rate sensitive derivate financial instruments [1]	**381**	**398**	236	304

1 Forward foreign exchange contracts, foreign exchange swap contracts, currency options.

The average and period-end values-at-risk of derivative financial instruments used to hedge exchange rate risk increased in 2003, primarily as a result of higher foreign exchange rate volatilities and an increased foreign exchange derivatives' volume.

Due to fluctuations in the exchange rates especially of the US dollar and other major currencies against the euro, DaimlerChrysler is exposed to foreign exchange-rate risks and resultant transaction risks. These transaction risks primarily affect the Mercedes Car Group segment, as almost half of its revenues are generated in foreign currencies while most of its costs are incurred in euros. The Commercial Vehicles segment is also exposed to such transaction risks, but only to a minor degree because of its worldwide production network. Chrysler Group's transaction risks are also low, as most of its revenues and costs are generated in US dollars.

The effects of transaction risks on operating profit for the year 2003 were of minor significance compared with the prior year due to derivative currency-hedging transactions. If the current relative strength of the euro against other, for the Group crucial currencies continues for a longer period or if the euro continues to climb, this could have a negative effect on the Group's profitability and financial situation, particularly beginning from the year 2005.

Asset and liability management. DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities to manage its liquidity and cash needs of the day-to-day operations. A substantial volume of interest rate sensitive assets and liabilities is related to the leasing and sales financing business operated by DaimlerChrysler Services. The leasing and sales financing business enters into transactions with customers which primarily result in fixed-rate receivables. DaimlerChrysler's general policy is to match funding in terms of maturities and interest rates. However, for a limited portion of the receivables portfolio, the funding does not match in terms of maturities and interest rates. As a result, DaimlerChrysler is exposed to risks due to changes in interest rates.

DaimlerChrysler coordinates funding activities of the industrial business and financial services at the Group level. It uses interest rate derivative instruments, such as interest rate swaps, forward rate agreements, swaptions, caps and floors, to achieve the desired interest rate maturities and asset/liability structures.

The following table shows value-at-risk figures for DaimlerChrysler's 2003 and 2002 portfolio of interest-rate sensitive financial instruments. We have computed the average exposure based on an end-of-quarter basis.

Value-at-Risk

In millions of €	12.31. 2003	Average for 2003	12.31. 2003	Average for 2002
Interest-rate-sensitive financial instruments	**115**	**148**	157	185

In 2003, the average and period-end value-at-risk of our portfolio of interest rate sensitive financial instruments decreased, primarily due to less volatile interest rates and a reduced mismatch in terms of interest rate maturities between both the receivables from the Group's leasing and sales financing business and the respective funding of that business.

Ratings. In the year 2003, DaimlerChrysler commissioned "Fitch Ratings" to determine a long-term and a short-term rating for the Group. This was based on the fact that in recent years "Fitch Ratings" has established itself internationally along with "Standard & Poor's" and "Moody's Investors Service" as the world's third most important rating agency. The initial ratings announced in July 2003 were BBB+ for the long-term rating with a stable outlook and F2 for the short-term rating.

Due in particular to the (in the opinion of "Standard & Poor's") worsened outlook for Chrysler Group as a result of tougher competition in the US market, "Standard & Poor's" downgraded DaimlerChrysler's long-term rating from BBB+ to BBB on October 21, 2003, the outlook remained at negative. "Standard & Poor's" short-term rating also remained unchanged at A-2.

"Moody's Investors Service" long-term rating remained at A3 with a negative outlook in 2003; its short-term rating was also unchanged at P-2.

In addition, the Canadian based "Dominion Bond Rating Service" assigned to DaimlerChrysler a long-term rating of A(low) and a short-term rating of R-1(low).

The downgrading of individual ratings could lead to an increase in the cost of capital.

Legal Proceedings. Various legal proceedings are pending against the Group. DaimlerChrysler believes that such proceedings in the main constitute ordinary routine litigation incidental to our business.

Various legal proceedings pending against our subsidiary DaimlerChrysler Corporation allege defects in various components (including occupant restraint systems, seats, brake systems, ball joints and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), brake transmission shift interlock, or crashworthiness. Some of these proceedings are filed as class action lawsuit that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for personal injuries. Adverse decisions in these proceedings could require DaimlerChrysler Corporation to pay substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions.

Three purported class action lawsuits are pending in various US courts that allege that the paint applied to 1982-1997 model year Chrysler, Plymouth, Jeep® and Dodge vehicles delaminates, peels or chips as the result of defective paint, paint primer, or application processes. Plaintiffs seek compensatory and punitive damages, costs of repair or replacement, attorneys' fees and costs. Seven other previously reported class action lawsuits regarding paint delamination have been dismissed.

Like other companies in the automotive industry, we (primarily DaimlerChrysler Corporation) have experienced a growing number of lawsuits which seek compensatory and punitive damages for illnesses alleged to have resulted from direct and indirect exposure to asbestos used in some vehicle components (principally brake pads). Typically, these suits name many other corporate defendants and may also include claims of exposure to a variety of non-automotive asbestos products. A single lawsuit may include claims by multiple plaintiffs alleging illness in the form of asbestosis, mesothelioma or other cancer or illness. The number of claims in these lawsuits increased from approximately 14,000 at the end of 2001 to approximately 28,000 at the end of 2003. In the majority of these cases, plaintiffs do not specify their alleged illness and provide little detail about their alleged exposure to components in our vehicles. Some plaintiffs do not exhibit current illness, but seek recovery based on potential future illness. In 2001, we and other automobile manufacturers asked the federal bankruptcy court in Delaware overseeing the bankruptcy proceedings of an automotive supplier, Federal-Mogul Corporation, to consolidate all of the asbestos brake cases pending in state courts throughout the US with the asbestos brake litigation involving Federal Mogul supervised by the bankruptcy court. We believed that consolidation would reduce the cost and complexity of defending these individual cases. In 2002, the bankruptcy court decided that it did not have the authority to consolidate these cases, and the US Court of Appeals upheld that decision. The US Supreme Court in January 2003 denied our request and that of other manufacturers to review the decision. We believe that many of these lawsuits involve unsubstantiated illnesses or assert only tenuous connections with components in our vehicles, and that there is credible scientific evidence to support the dismissal of many of these claims. Although our expenditures to date in connection with such claims have not been material to our financial condition, it is possible that the number of these lawsuits will continue to grow, especially those alleging life-threatening illness, and that the company could incur significant costs in the future in resolving these lawsuits.

As previously reported, the Antitrust Division of the US Department of Justice, New York Regional Office, opened a criminal investigation in connection with the allegations made in a lawsuit filed in 2002 in the United States District Court for the District of New Jersey against our subsidiary Mercedes-Benz USA, LLC (MBUSA), and its wholly-owned subsidiary Mercedes-Benz Manhattan, Inc. The Department of Justice advised those companies in the third quarter of 2003 that it had closed the investigation and will take no further action. The lawsuit, certified as a class action in 2003, alleges that those companies participated in a price fixing conspiracy among Mercedes-Benz dealers. MBUSA and Mercedes-Benz Manhattan will continue to defend themselves vigorously.

As previously reported, we received a "statement of objections" from the European Commission on April 1, 1999, which alleged that we violated EC competition rules by impeding cross-border sales of Mercedes-Benz passenger cars to final customers in the European Economic Area. In October 2001, the European Commission found that we infringed EC competition rules and imposed a fine of approximately €72 million. DaimlerChrysler's appeal against this decision is still pending before the European Court of Justice.

As previously reported, in 2003 approximately 80 purported class action lawsuits alleging violations of antitrust law were filed against DaimlerChrysler and several of its US subsidiaries, six other motor vehicle manufacturers, operating subsidiaries of those companies in both the United States and Canada, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Some complaints were filed in federal courts in various states and others were filed in state courts. The complaints allege that the defendants conspired to prevent the sale to US consumers of vehicles sold by dealers in Canada in order to maintain new car prices at artificially high levels in the US. They seek treble damages on behalf of everyone who bought or leased a new vehicle in the US since January 1, 2001. DaimlerChrysler believes the complaints against it are without merit and plans to defend itself against them vigorously.

As previously reported, DaimlerChrysler's subsidiary, Daimler-Chrysler Services North America LLC (DCSNA) is subject to various legal proceedings in federal and state courts, some of which allege violations of state and federal laws in connection with financing motor vehicles. Some of these proceedings seek class action status, and may ask for compensatory, punitive or treble damages and attorneys' fees. In October 2003, the Civil Rights Division of the Department of Justice and the United States Attorney's Office for the Northern District of Illinois advised that they are initiating an investigation of DCSNA's credit practices that focuses on DCSNA's Chicago Zone Office. The investigation follows a lawsuit filed in February, 2003, against DCSNA in Chicago with the United States District Court for the Northern District of Illinois that alleges that the DCSNA Chicago Zone Office engaged in racially discriminatory credit and collection practices in violation of federal and state laws. In that lawsuit, six individuals filed a purported class action complaint on behalf of African-Americans in the region alleging that they were denied vehicle financing based on race. They seek compensatory and punitive damages, and injunctive relief barring discriminatory practices. The lawsuit was later amended to include Hispanic-Americans. DCSNA believes that its practices are fair and not discriminatory. DCSNA intends to defend itself vigorously against these claims.

As a member of a consortium that has agreed to develop, install and operate a toll collection system for German highways, the affiliate of DaimlerChrysler, DaimlerChrysler Services and the other consortium members have received a claim for damages from the Federal Republic of Germany. The government is seeking reimbursement of revenues lost due to the delay in completion of the system. The Federal Republic of Germany is claiming €156 million per month from September 1 through December 31, 2003 and €180 million per month thereafter. The Federal Republic of Germany is also seeking contractual penalties of approximately €680 million, based on a claim that the consortium members did not obtain the government's consent before entering into several sub-suppliers contracts. In addition, the Federal Republic of Germany is claiming other time-dependent contractual penalties. DaimlerChrysler believes the government's claims are without merit and DaimlerChrysler intends to defend itself vigorously against these claims. The agreement between the consortium members and the Federal Republic of Germany calls for submission of all disputes related to the toll collection system to arbitration. The Federal Republic of Germany has clearly indicated that it will submit these claims for arbitration.

As reported in DaimlerChrysler's Annual Report as of December 31, 2002 Freightliner LLC, DaimlerChrysler's North American commercial vehicles subsidiary, acquired in September 2000 Western Star Trucks Holdings Ltd., a Canadian company engaged in the design, assembly, and distribution of heavy duty trucks and transit buses. Prior to its acquisition by Freightliner, Western Star had completed the sale of ERF (Holdings) plc, a company organized in England and Wales and engaged in the assembly and sale of heavy duty trucks, to MAN AG and MAN Nutzfahrzeuge AG for CAD195 million. In September 2002, MAN filed a claim against Freightliner Ltd. (formerly Western Star) with the London Commercial Court for breach of representations and warranties in the share purchase agreement, alleging that ERF's accounts and financial statements were misstated. MAN seeks damages in excess of GBP300 million. Freightliner Ltd. intends to defend itself vigorously against such claims and has filed a contribution claim against Ernst & Young, ERF's auditors, with the London Commercial Court in the second quarter of 2003.

As previously reported, on April 30, 2001, we sold our subsidiary, DaimlerChrysler Rail Systems GmbH (also known as Adtranz), to Bombardier, Inc., for cash consideration of $725 million. In July 2002, Bombardier filed a request for arbitration with the International Chamber of Commerce in Paris, and asserted claims for sales price adjustments under the terms of the sale and purchase agreement as well as claims for alleged breaches of contract and misrepresentations. Bombardier seeks total damages of approximately €960 million. The agreement limits the amount of such price adjustments to €150 million, and, to the extent legally permissible, the amount of other claims to an additional €150 million. DaimlerChrysler continues defending against such claims vigorously.

In the fourth quarter of 2000, Tracinda Corporation filed a lawsuit in the United States District Court for the District of Delaware against DaimlerChrysler AG and some of the members of its supervisory board and board of management (Messrs. Kopper, Prof. Schrempp and Gentz). Shortly thereafter, other plaintiffs filed a number of actions against the same defendants, making claims similar to those in the Tracinda complaint. Two individual lawsuits and one consolidated class action lawsuit were originally pending. The plaintiffs, current or former DaimlerChrysler shareholders, alleged that the defendants violated US securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. The consolidated class action complaint contained additional allegations that were later dismissed. In March 2003, the Court granted Mr. Kopper's motion to dismiss each of the complaints against him on the ground that the Court lacked jurisdiction over him. In February 2003, the DaimlerChrysler defendants filed motions seeking summary judgment on all claims in the cases on several grounds, including that the claims are barred by the statute of limitations. In June 2003, the Court denied defendants' motion relating to the statute of limitations. In August 2003, DaimlerChrysler agreed to settle the consolidated class action case for $300 million (approximately €240 million adjusted for currency effects), and shortly thereafter, DaimlerChrysler concluded a settlement with Glickenhaus, one of the two individual plaintiffs. On February 5, 2004, the Court issued a final order approving the settlement of the consolidated class action case and ordering its dismissal. The settlements did not affect the case brought by Tracinda, which claims to have suffered damages in the range of $856 million to $1.28 billion. In November 2003, the Court denied the remaining aspects of defendants' motion for summary judgment. The Tracinda case went to trial in December 2003 and continued for approximately two weeks. Trial of the case was suspended with approximately two days of trial time remaining while the parties addressed a discovery issue in a separate hearing. The trial reconvened on February 9, 2004, and was completed February 11, 2004. It is difficult to predict when the Court might render a decision, although DaimlerChrysler doubts it will be before the fourth quarter of 2004.

As previously reported, in 2002 several lawsuits were filed asserting claims relating to the practice of apartheid in South Africa before 1994. More specifically, on November 11, 2002, the Khulumani Support Group (which purports to represent 32,700 individuals) and several individual plaintiffs filed a lawsuit captioned Khulumani v. Barclays National Bank Ltd., Civ. A. No. 02-5952 (E.D.N.Y.) in the United States District Court for the Eastern District of New York against 22 American, European, and Japanese companies, including DaimlerChrysler AG and Daimler-Benz Industrie. The lawsuit purports to relate to the period from 1960 to 1993. On November 19, 2002, another putative class action lawsuit, Ntsebeza v. Holcim Ltd., No. 02-74604 (RWS) (E.D. Mich.), was filed in the United States District Court for the Eastern District of Michigan against four American and European companies, including DaimlerChrysler Corporation, and purports to cover the period from 1948 to 1993. Both cases were consolidated for pretrial purposes with several other putative class action lawsuits, including Digwamaje v. Bank of America, No. 02-CV-6218 (RCC) (S.D.N.Y.), which had been previously filed in the United States District Court for the Southern District of New York. The Digwamaje plaintiffs originally named DaimlerChrysler AG as a defendant, but later voluntarily dismissed DaimlerChrysler from the suit. Khulumani and Ntsebeza allege, in essence, that the defendants knew about or participated in human rights violations and other abuses of the South African apartheid regime, cooperated with the apartheid government during that period, and benefitted financially from such cooperation. Plaintiffs' legal theories include conspiracy, aiding and abetting violations of international law, unjust enrichment, and unfair and discriminatory labor practices. The plaintiffs seek, among other things, declaratory relief, compensatory and punitive damages, attorneys' fees and costs, the disgorgement of purported illicit profits, an accounting, restitution of the value of defendants' purported unjust enrichment, a constructive trust, and the establishment of an "independent historic commission". They do not quantify damages. On July 14, 2003, a group of defendants named in one or more of the consolidated lawsuits, including Khulumani and Ntsebeza, filed a motion to dismiss the complaints. The motion was argued on November 6, 2003 and is currently pending before the Court. We intend to continue to defend ourselves vigorously in these suits.

Litigation is subject to many uncertainties, and we cannot predict the outcome of individual matters with assurance. It is reasonably possible that the final resolution of some of these matters could require us to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that we cannot reasonably estimate. Although the final resolution of any such matters could have a material effect on our consolidated operating results for a particular reporting period, we believe that it should not materially affect our consolidated financial position.

Overall risk. There are no discernible risks that could jeopardize the continued existence of the company.

5. Events after the End of the 2003 Financial Year

On January 15, 2004, DaimlerChrysler entered into a purchase agreement with MMC to acquire an additional 22% interest in MFTBC for anticipated €0.4 billion in cash. This transaction is dependant on the approval of the individual governmental and antitrust authorities of the countries concerned. The Group expects the transaction to be consummated in March 2004 and to consolidate MFTBC at that time.

On January 27, 2004, the Toll Collect consortium, in which DaimlerChrysler holds a 45% equity interest, presented to the Federal Minister of Transport, Building and Housing a revised proposal for the completion and operation of an electronic toll collection system for commercial vehicles over 12 t GVW in Germany. In intensive negotiations with representatives from the Federal Ministry of Transport, Building and Housing, the parties could not reach a final agreement with respect to the offer submitted. Negotiations between the parties were primarily focused on contract terms pertaining to contractual commitments and possible future contract termination options as well as matters regarding the technical risks associated with the toll collection system. On February 17, 2004, the Federal Minister of Transport, Building and Housing announced that the consortium should formally receive notification of termination of the operating agreement. To avoid contract termination, the consortium has the possibility to reach agreement with the Federal Ministry of Transport, Building and Housing within a time period of two months following the receipt of the notification of termination of the operating agreement. A contract termination could have a substantial negative impact on the Group's operating results and financial condition.

Preliminary Note

The accompanying consolidated financial statements (consolidated balance sheets as of December 31, 2003 and 2002, consolidated statements of income (loss), cash flows and changes in stockholders' equity for each of the financial years 2003, 2002 and 2001) were prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

In order to comply with Section 292a of the HGB (German Commercial Code), the consolidated financial statements were supplemented with a consolidated business review report and additional explanations. Therefore, the consolidated financial statements, which have to be filed with the Commercial Register and published in the Federal Gazette, comply with the Fourth and Seventh Directive of the European Community. For the interpretation of these directives we relied on the statement by the German Accounting Standards Committee.

The consolidated financial statements and the consolidated business review report as of December 31, 2003, prepared in accordance with Section 292a of the HGB (German Commercial Code) and filed with the Commercial Register in Stuttgart under the number HRB 19 360, will be provided to shareholders on request.

Statement by the Board of Management

The Board of Management of DaimlerChrysler AG is responsible for preparing the accompanying financial statements.

We have implemented effective controlling and monitoring systems to guarantee compliance with accounting principles and the adequacy of reporting. These systems include the application of uniform guidelines group-wide, the use of reliable software, the selection and training of qualified personnel, and regular reviews by our internal auditing department.

In accordance with German legal requirements we have integrated the group's early warning systems into a risk management system. This enables the Board of Management to identify significant risks at an early stage and to initiate appropriate measures. KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the consolidated financial statements, which were prepared in accordance with generally accepted accounting principles in the United States of America, and issued an unqualified audit report.

Together with the independent auditors, the Supervisory Board's Audit Committee examined and discussed the consolidated financial statements including the business review report and the auditors' report in depth. Subsequently, the entire Supervisory Board reviewed the documentation related to the consolidated financial statements. The result of this examination is included in the Report of the Supervisory Board.

Jürgen E. Schrempp | Manfred Gentz

The Supervisory Board DaimlerChrysler AG:

We have audited the accompanying consolidated balance sheets of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler") as of December 31, 2003 and 2002, and the related consolidated statements of income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of DaimlerChrysler's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DaimlerChrysler as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

As described in Note 1 to the consolidated financial statements, DaimlerChrysler changed its method of accounting for stock-based compensation in 2003. As described in Notes 1, 2 and 11 to the consolidated financial statements, DaimlerChrysler also adopted the required portions of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51", in 2003. As described in Note 11 to the consolidated financial statements, DaimlerChrysler adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," in 2002.

Stuttgart, Germany
February 18, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Wiedmann
Wirtschaftsprüfer

Krauß
Wirtschaftsprüfer

Consolidated Statements of Income (Loss)

				Consolidated	
				Year ended December 31,	
	Note	2003	2003	2002	2001
(in millions, except per share amounts)		(Note 1) $	€	€	€
Revenues	34.	171,870	**136,437**	147,368	150,386
Cost of sales	5.	(138,474)	**(109,926)**	(119,624)	(126,247)
Gross margin		33,396	**26,511**	27,744	24,139
Selling, administrative and other expenses	5.	(22,388)	**(17,772)**	(18,166)	(18,235)
Research and development		(7,018)	**(5,571)**	(5,942)	(5,848)
Other income (therein gain on issuance of related company stock of €24 in 2003)	6.	899	**713**	777	1,201
Turnaround plan expenses - Chrysler Group	7.	(591)	**(469)**	(694)	(3,064)
Income (expense) before financial income		4,298	**3,412**	3,719	(1,807)
Impairment of investment in EADS		(2,469)	**(1,960)**	-	-
Other financial income (expense), net (therein gain on issuance of associated company stock of €747 in 2001)		(1,078)	**(856)**	2,206	153
Financial income (expense), net	8.	(3,547)	**(2,816)**	2,206	153
Income (loss) before income taxes		751	**596**	5,925	(1,654)
Income tax benefit (expense)	9.	(1,234)	**(979)**	(1,115)	849
Minority interests		(44)	**(35)**	(15)	42
Income (loss) from continuing operations		(527)	**(418)**	4,795	(763)
Income from discontinued operations, net of taxes	10.	18	**14**	82	101
Income on disposal of discontinued operations, net of taxes	10.	1,111	**882**	-	-
Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of FIN 46R and SFAS 142, net of taxes	11.	(38)	**(30)**	(159)	-
Net income (loss)		564	**448**	4,718	(662)
Earnings (loss) per share	35.				
Basic earnings (loss) per share					
Income (loss) from continuing operations		(0.52)	**(0.41)**	4.76	(0.76)
Income from discontinued operations		0.01	**0.01**	0.08	0.10
Income on disposal of discontinued operations		1.10	**0.87**	-	-
Cumulative effects of changes in accounting principles		(0.04)	**(0.03)**	(0.16)	-
Net income (loss)		0.55	**0.44**	4.68	(0.66)
Diluted earnings (loss) per share					
Income (loss) from continuing operations		(0.52)	**(0.41)**	4.74	(0.76)
Income from discontinued operations		0.01	**0.01**	0.08	0.10
Income on disposal of discontinued operations		1.10	**0.87**	-	-
Cumulative effects of changes in accounting principles		(0.04)	**(0.03)**	(0.15)	-
Net income (loss)		0.55	**0.44**	4.67	(0.66)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Industrial Business [1]			Financial Services [1]			
	Year ended December 31,			Year ended December 31,		
2003	2002	2001	2003	2002	2001	
€	€	€	€	€	€	**(in millions, except per share amounts)**
122,397	131,668	133,533	**14,040**	15,700	16,853	Revenues
(98,937)	(106,443)	(111,195)	**(10,989)**	(13,181)	(15,052)	Cost of sales
23,460	25,225	22,338	**3,051**	2,519	1,801	**Gross margin**
(16,374)	(16,451)	(16,660)	**(1,398)**	(1,715)	(1,575)	Selling, administrative and other expenses
(5,571)	(5,942)	(5,848)	**-**	-	-	Research and development
661	709	1,149	**52**	68	52	Other income (therein gain on issuance of related company stock of €24 in 2003)
(469)	(694)	(3,064)	**-**	-	-	Turnaround plan expenses - Chrysler Group
1,707	2,847	(2,085)	**1,705**	872	278	**Income (expense) before financial income**
(1,960)	-	-	**-**	-	-	Impairment of investment in EADS
(799)	2,325	145	**(57)**	(119)	8	Other financial income (expense), net (therein gain on issuance of associated company stock of €747 in 2001)
(2,759)	2,325	145	**(57)**	(119)	8	Financial income (expense), net
(1,052)	5,172	(1,940)	**1,648**	753	286	**Income (loss) before income taxes**
(352)	(738)	815	**(627)**	(377)	34	Income tax benefit (expense)
(30)	(12)	44	**(5)**	(3)	(2)	Minority interests
(1,434)	4,422	(1,081)	**1,016**	373	318	**Income (loss) from continuing operations**
14	82	101	**-**	-	-	Income from discontinued operations, net of taxes
882	-	-	**-**	-	-	Income on disposal of discontinued operations, net of taxes
(30)	(124)	-	**-**	(35)	-	Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of FIN 46R and SFAS 142, net of taxes
(568)	4,380	(980)	**1,016**	338	318	**Net income (loss)**
						Earnings (loss) per share
						Basic earnings (loss) per share
-	-	-	**-**	-	-	Income (loss) from continuing operations
-	-	-	**-**	-	-	Income from discontinued operations
-	-	-	**-**	-	-	Income on disposal of discontinued operations
-	-	-	**-**	-	-	Cumulative effects of changes in accounting principles
-	-	-	**-**	-	-	Net income (loss)
						Diluted earnings (loss) per share
-	-	-	**-**	-	-	Income (loss) from continuing operations
-	-	-	**-**	-	-	Income from discontinued operations
-	-	-	**-**	-	-	Income on disposal of discontinued operations
-	-	-	**-**	-	-	Cumulative effects of changes in accounting principles
-	-	-	**-**	-	-	Net income (loss)

1 Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

Consolidated Balance Sheets

			Consolidated		Industrial Business [1]		Financial Services [1]	
			At December 31,		At December 31,		At December 31,	
	Note	2003	2003	2002	2003	2002	2003	2002
(in millions)		(Note 1) $	€	€	€	€	€	€
Assets								
Goodwill	12.	2,288	**1,816**	2,071	**1,757**	2,009	**59**	62
Other intangible assets	13.	3,551	**2,819**	2,855	**2,731**	2,755	**88**	100
Property, plant and equipment, net	14.	41,466	**32,917**	36,269	**32,761**	36,111	**156**	158
Investments and long-term financial assets	20.	11,020	**8,748**	9,291	**8,416**	8,922	**332**	369
Equipment on operating leases, net	15.	30,717	**24,385**	28,243	**2,890**	3,313	**21,495**	24,930
Fixed assets		89,042	**70,685**	78,729	**48,555**	53,110	**22,130**	25,619
Inventories	16.	18,830	**14,948**	15,642	**13,560**	13,965	**1,388**	1,677
Trade receivables	17.	7,660	**6,081**	6,297	**5,851**	6,005	**230**	292
Receivables from financial services	18.	66,308	**52,638**	52,088	**–**	10	**52,638**	52,078
Other receivables	19.	19,964	**15,848**	17,573	**11,129**	11,159	**4,719**	6,414
Securities	20.	4,117	**3,268**	3,293	**2,801**	2,911	**467**	382
Cash and cash equivalents	21.	13,878	**11,017**	9,130	**9,719**	8,191	**1,298**	939
Non-fixed assets		130,757	**103,800**	104,023	**43,060**	42,241	**60,740**	61,782
Deferred taxes	9.	3,386	**2,688**	3,613	**2,527**	3,496	**161**	117
Prepaid expenses	22.	1,379	**1,095**	962	**1,002**	866	**93**	96
Total assets (thereof short-term 2003: €65,051; 2002: €65,100)		224,564	**178,268**	187,327	**95,144**	99,713	**83,124**	87,614
Liabilities and stockholders' equity								
Capital stock		3,317	**2,633**	2,633				
Additional paid-in capital		9,971	**7,915**	7,819				
Retained earnings		36,638	**29,085**	30,156				
Accumulated other comprehensive income		(6,490)	**(5,152)**	(5,604)				
Treasury stock		–	**–**	–				
Stockholders' equity	23.	43,436	**34,481**	35,004	**26,361**	26,384	**8,120**	8,620
Minority interests		592	**470**	432	**454**	414	**16**	18
Accrued liabilities	25.	49,345	**39,172**	43,622	**38,439**	42,619	**733**	1,003
Financial liabilities	26.	95,347	**75,690**	79,283	**11,779**	12,372	**63,911**	66,911
Trade liabilities	27.	14,591	**11,583**	12,171	**11,359**	11,935	**224**	236
Other liabilities	28.	11,091	**8,805**	8,843	**6,030**	6,152	**2,775**	2,691
Liabilities		121,029	**96,078**	100,297	**29,168**	30,459	**66,910**	69,838
Deferred taxes	9.	3,447	**2,736**	2,312	**(3,377)**	(4,425)	**6,113**	6,737
Deferred income	29.	6,715	**5,331**	5,660	**4,099**	4,262	**1,232**	1,398
Total liabilities (thereof short-term 2003: €70,542; 2002: €72,673)		181,128	**143,787**	152,323	**68,783**	73,329	**75,004**	78,994
Total liabilities and stockholders' equity		224,564	**178,268**	187,327	**95,144**	99,713	**83,124**	87,614

1 Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity

				Accumulated other comprehensive income (loss)					
(in millions of €)	Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustment	Available-for-sale securities	Derivative financial instruments	Minimum pension liability	Treasure stock	Total
Balance at January 1, 2001	2,609	7,299	29,461	3,285	198	(408)	(22)	-	42,422
Net loss	-	-	(662)	-	-	-	-	-	(662)
Other comprehensive income (loss)	-	-	-	565	(137)	71	(884)	-	(385)
Total comprehensive loss									(1,047)
Stock based compensation	-	20	-	-	-	-	-	-	20
Purchase of capital stock	-	-	-	-	-	-	-	(66)	(66)
Re-issuance of treasury stock	-	-	-	-	-	-	-	66	66
Dividends	-	-	(2,358)	-	-	-	-	-	(2,358)
Balance at December 31, 2001	2,609	7,319	26,441	3,850	61	(337)	(906)	-	39,037
Net income	-	-	4,718	-	-	-	-	-	4,718
Other comprehensive income (loss)	-	-	-	(3,238)	(135)	1,402	(6,301)	-	(8,272)
Total comprehensive loss									(3,554)
Stock based compensation	-	57	-	-	-	-	-	-	57
Issuance of shares upon conversion of notes	24	482	-	-	-	-	-	-	506
Purchase of capital stock	-	-	-	-	-	-	-	(49)	(49)
Re-issuance of treasury stock	-	-	-	-	-	-	-	49	49
Dividends	-	-	(1,003)	-	-	-	-	-	(1,003)
Other	-	(39)	-	-	-	-	-	-	(39)
Balance at December 31, 2002	2,633	7,819	30,156	612	(74)	1,065	(7,207)	-	35,004
Net income	-	-	**448**	-	-	-	-	-	**448**
Other comprehensive income (loss)	-	-	-	**(1,561)**	**407**	**1,162**	**444**	-	**452**
Total comprehensive income									**900**
Stock based compensation	-	**95**	-	-	-	-	-	-	**95**
Issuance of shares upon conversion of notes	-	**1**	-	-	-	-	-	-	**1**
Purchase of capital stock	-	-	-	-	-	-	-	**(28)**	**(28)**
Re-issuance of treasury stock	-	-	-	-	-	-	-	**28**	**28**
Dividends	-	-	**(1,519)**	-	-	-	-	-	**(1,519)**
Balance at December 31, 2003	**2,633**	**7,915**	**29,085**	**(949)**	**333**	**2,227**	**(6,763)**	-	**34,481**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

			Consolidated	
			Year ended December 31,	
	2003	2003	2002	2001
(in millions)	(Note 1) $	€	€	€
Net income (loss)	564	**448**	4,718	(662)
Income (loss) applicable to minority interests	44	**35**	14	(44)
Cumulative effects of changes in accounting principles	38	**30**	159	-
Gains on disposals of businesses	(1,204)	**(956)**	(2,645)	(768)
Impairment of investment in EADS	2,469	**1,960**	-	-
Depreciation and amortization of equipment on operating leases	7,028	**5,579**	7,244	7,254
Depreciation and amortization of fixed assets	7,354	**5,838**	6,379	7,022
Change in deferred taxes	811	**644**	268	(1,058)
Equity (income) loss from associated companies	678	**538**	16	(97)
Change in financial instruments	202	**160**	214	(409)
(Gains) losses on disposals of fixed assets/securities	(534)	**(424)**	(595)	(600)
Change in trading securities	89	**71**	257	(4)
Change in accrued liabilities	1,279	**1,015**	3,312	2,825
Turnaround plan expenses - Chrysler Group	591	**469**	694	3,064
Turnaround plan payments - Chrysler Group	(351)	**(279)**	(512)	(365)
Changes in other operating assets and liabilities:				
- Inventories, net	(369)	**(293)**	6	(725)
- Trade receivables	(556)	**(441)**	(305)	620
- Trade liabilities	1,362	**1,081**	(266)	(1,298)
- Other assets and liabilities	1,285	**1,021**	(942)	729
Cash provided by operating activities	20,780	**16,496**	18,016	15,484
Purchases of fixed assets:				
- Increase in equipment on operating leases	(19,656)	**(15,604)**	(17,704)	(17,951)
- Purchases of property, plant and equipment	(8,332)	**(6,614)**	(7,145)	(8,896)
- Purchases of other fixed assets	(382)	**(303)**	(315)	(655)
Proceeds from disposals of equipment on operating leases	15,055	**11,951**	15,112	11,042
Proceeds from disposals of fixed assets	810	**643**	878	1,043
Payments for investments in businesses	(1,286)	**(1,021)**	(560)	(821)
Proceeds from disposals of businesses	1,523	**1,209**	5,686	1,680
Additions to receivables from financial services	(135,943)	**(107,917)**	(123,379)	(130,863)
Repayments of receivables from financial services:				
- Finance receivables collected	59,391	**47,147**	56,083	53,251
- Proceeds from sales of finance receivables	68,975	**54,755**	58,247	76,662
Acquisitions of securities (other than trading)	(6,519)	**(5,175)**	(5,305)	(2,151)
Proceeds from sales of securities (other than trading)	6,028	**4,785**	5,376	3,531
Change in other cash	(169)	**(134)**	80	142
Cash used for investing activities	(20,505)	**(16,278)**	(12,946)	(13,986)
Change in commercial paper borrowings and short-term financial liabilities	163	**129**	2,678	(11,971)
Additions to long-term financial liabilities	20,704	**16,436**	9,964	26,582
Repayment of financial liabilities	(15,769)	**(12,518)**	(17,117)	(10,394)
Dividends paid (including profit transferred from subsidiaries)	(1,936)	**(1,537)**	(1,015)	(2,367)
Proceeds from issuance of capital stock (including minority interests)	55	**44**	49	75
Purchase of treasury stock	(45)	**(36)**	(49)	(66)
Cash provided by (used for) financing activities	3,172	**2,518**	(5,490)	1,859
Effect of foreign exchange rate changes on cash and cash equivalents (maturing within 3 months)	(1,347)	**(1,069)**	(1,195)	276
Net increase (decrease) in cash and cash equivalents (maturing within 3 months)	2,100	**1,667**	(1,615)	3,633
Cash and cash equivalents (maturing within 3 months)				
At beginning of period	11,463	**9,100**	10,715	7,082
At end of period	13,563	**10,767**	9,100	10,715

The accompanying notes are an integral part of these Consolidated Financial Statements.

Industrial Business [1]			Financial Services [1]			
	Year ended December 31,			Year ended December 31,		
2003	2002	2001	2003	2002	2001	
€	€	€	€	€	€	(in millions)
(568)	4,380	(980)	1,016	338	318	Net income (loss)
30	11	(46)	5	3	2	Income (loss) applicable to minority interests
30	124	-	-	35	-	Cumulative effects of changes in accounting principles
(956)	(2,645)	(762)	-	-	(6)	Gains on disposals of businesses
1,960	-	-	-	-	-	Impairment of investment in EADS
609	544	290	4,970	6,700	6,964	Depreciation and amortization of equipment on operating leases
5,735	6,257	6,917	103	122	105	Depreciation and amortization of fixed assets
194	(498)	(1,595)	450	766	537	Change in deferred taxes
539	(78)	(90)	(1)	94	(7)	Equity (income) loss from associated companies
141	205	(365)	19	9	(44)	Change in financial instruments
(424)	(599)	(600)	-	4	-	(Gains) losses on disposals of fixed assets/securities
82	312	3	(11)	(55)	(7)	Change in trading securities
1,098	3,292	2,472	(83)	20	353	Change in accrued liabilities
469	694	3,064	-	-	-	Turnaround plan expenses - Chrysler Group
(279)	(512)	(365)	-	-	-	Turnaround plan payments - Chrysler Group
						Changes in other operating assets and liabilities:
(502)	172	(549)	209	(166)	(176)	- Inventories, net
(500)	(314)	540	59	9	80	- Trade receivables
1,082	(97)	(1,291)	(1)	(169)	(7)	- Trade liabilities
715	(2,187)	(1,444)	306	1,245	2,173	- Other assets and liabilities
9,455	9,061	5,199	7,041	8,955	10,285	Cash provided by operating activities
						Purchases of fixed assets:
(3,973)	(4,842)	(3,617)	(11,631)	(12,862)	(14,334)	- Increase in equipment on operating leases
(6,539)	(7,052)	(8,785)	(75)	(93)	(111)	- Purchases of property, plant and equipment
(250)	(250)	(564)	(53)	(65)	(91)	- Purchases of other fixed assets
4,577	4,974	3,951	7,374	10,138	7,091	Proceeds from disposals of equipment on operating leases
606	828	991	37	50	52	Proceeds from disposals of fixed assets
(967)	(532)	(801)	(54)	(28)	(20)	Payments for investments in businesses
1,179	5,168	1,456	30	518	224	Proceeds from disposals of businesses
-	232	207	(107,917)	(123,611)	(131,070)	Additions to receivables from financial services
						Repayments of receivables from financial services:
-	-	-	47,147	56,083	53,251	- Finance receivables collected
-	-	-	54,755	58,247	76,662	- Proceeds from sales of finance receivables
(4,963)	(5,250)	(1,931)	(212)	(55)	(220)	Acquisitions of securities (other than trading)
4,687	5,283	2,381	98	93	1,150	Proceeds from sales of securities (other than trading)
(207)	(191)	267	73	271	(125)	Change in other cash
(5,850)	(1,632)	(6,445)	(10,428)	(11,314)	(7,541)	Cash used for investing activities
(1,392)	971	1,724	1,521	1,707	(13,695)	Change in commercial paper borrowings and short-term financial liabilities
5,469	1,910	3,100	10,967	8,054	23,482	Additions to long-term financial liabilities
(4,229)	(7,696)	(347)	(8,289)	(9,421)	(10,047)	Repayment of financial liabilities
(908)	(434)	(2,356)	(629)	(581)	(11)	Dividends paid (including profit transferred from subsidiaries)
(220)	(227)	(88)	264	276	163	Proceeds from issuance of capital stock (including minority interests)
(36)	(49)	(66)	-	-	-	Purchase of treasury stock
(1,316)	(5,525)	1,967	3,834	35	(108)	Cash provided by (used for) financing activities
(981)	(1,087)	223	(88)	(108)	53	Effect of foreign exchange rate changes on cash and cash equivalents (maturing within 3 months)
1,308	817	944	359	(2,432)	2,689	Net increase (decrease) in cash and cash equivalents (maturing within 3 months)
						Cash and cash equivalents (maturing within 3 months)
8,161	7,344	6,400	939	3,371	682	At beginning of period
9,469	8,161	7,344	1,298	939	3,371	At end of period

1 Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

Consolidated Fixed Assets Schedule

(in millions of €)	Balance at January 1, 2003	Currency change	Change in consolidated companies	Additions	Reclassifica-tions	Disposals	Balance at December 31, 2003
	Acquisition or Manufacturing Costs						
Goodwill	3,498	(470)	4	46	(1)	20	3,057
Other intangible assets	3,489	(528)	(21)	662	15	104	3,513
Intangible assets	6,987	(998)	(17)	708	14	124	6,570
Land, leasehold improvements and buildings including buildings on land owned by others	19,358	(1,409)	5	376	545	174	18,701
Technical equipment and machinery	33,820	(3,494)	214	1,321	1,575	1,569	31,867
Other equipment, factory and office equipment	22,380	(2,378)	(158)	1,012	1,732	1,511	21,077
Advance payments relating to plant and equipment and construction in progress	5,666	(728)	(28)	3,965	(3,859)	70	4,946
Property, plant and equipment	81,224	(8,009)	33	6,674	(7)	3,324	76,591
Investments in affiliated companies	1,221	(56)	(296)	220	4	73	1,020
Loans to affiliated companies	94	-	(2)	52	-	90	54
Investments in associated companies	6,339	(159)	41	905	46	1,190	5,982
Investments in related companies	1,258	(17)	(34)	296	(50)	105	1,348
Loans to associated and related companies	296	(25)	(6)	71	-	54	282
Long-term securities	197	4	1	151	-	-	353
Other loans	298	(4)	(1)	180	-	227	246
Investments and long-term financial assets	9,703	(257)	(297)	1,875	-	1,739	9,285
Equipment on operating leases	38,090	(4,247)	40	15,604	(7)	17,032	32,448

1 Currency translation changes with period end rates.

The consolidated fixed assets schedule is part of the Notes to Consolidated Financial Statements.

Depreciation/Amortization							Book Value [1]		
Balance at January 1, 2003	Currency change	Change in consolidated companies	Additions	Reclassifica-tions	Disposals	Balance at December 31, 2003	Balance at December 31, 2003	Balance at December 31, 2002	(in millions of €)
1,427	(187)	4	1	–	4	1,241	1,816	2,071	Goodwill
634	(59)	(14)	178	7	52	694	2,819	2,855	Other intangible assets
2,061	(246)	(10)	179	7	56	1,935	4,635	4,926	**Intangible assets**
8,830	(509)	31	684	(14)	91	8,931	9,770	10,528	Land, leasehold improvements and buildings including buildings on land owned by others
21,729	(1,891)	(163)	2,647	(32)	1,565	20,725	11,142	12,091	Technical equipment and machinery
14,282	(1,364)	(144)	2,510	44	1,391	13,937	7,140	8,098	Other equipment, factory and office equipment
114	(19)	–	–	(5)	9	81	4,865	5,552	Advance payments relating to plant and equipment and construction in progress
44,955	(3,783)	(276)	5,841	(7)	3,056	43,674	32,917	36,269	**Property, plant and equipment**
139	(2)	31	43	–	9	202	818	1,082	Investments in affiliated companies
7	–	1	–	–	–	8	46	87	Loans to affiliated companies
–	–	–	–	–	–	–	5,982	6,339	Investments in associated companies
244	(1)	–	1	–	16	228	1,120	1,014	Investments in related companies
13	–	1	22	–	–	36	246	283	Loans to associated and related companies
–	–	–	–	–	–	–	353	197	Long-term securities
9	(1)	–	55	–	–	63	183	289	Other loans
412	(4)	33	121	–	25	537	8,748	9,291	**Investments and long-term financial assets**
9,847	(1,066)	–	5,579	–	6,297	8,063	24,385	28,243	**Equipment on operating leases**

1. Summary of Significant Accounting Policies

General. The consolidated financial statements of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). All amounts herein are presented in euros ("€") and, for the year 2003 amounts, also in U.S. dollars ("$"), the latter being unaudited and presented solely for the convenience of the reader at the rate of €1 = $1.2597, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2003.

Certain amounts reported in previous years have been reclassified to conform to the 2003 presentation and to reflect presentation requirements with respect to discontinued operations (see Note 10).

Commercial practices with respect to certain products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by activities of its financial services business. To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the audited consolidated financial statements, unaudited information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations or cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial services business activities principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

Use of Estimates. Preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the period. Significant items related to such estimates and assumptions include recoverability of investments in equipment on operating leases, collectibility of sales financing and finance lease receivables, realizability of investments in associated companies, warranty obligations, sales incentive obligations, valuation of derivative instruments, and assets and obligations related to employee benefits. Actual amounts could differ from those estimates.

DaimlerChrysler's financial position, results of operations, and cash flows are subject to numerous risks and uncertainties. Factors that could affect DaimlerChrysler's future financial statements and cause actual results to vary materially from expectations include, but are not limited to, further adverse changes in global economic conditions; overcapacity and intense competition in the automotive industry; the concentrations of DaimlerChrysler's revenues derived from the United States and Western Europe; the significant portion of DaimlerChrysler's workforce subject to collective bargaining agreements; fluctuations in currency exchange rates and interest rates; significant legal proceedings and environmental and other government regulations.

Principles of Consolidation. The accompanying consolidated financial statements include the financial statements of DaimlerChrysler AG and all of its material, majority-owned subsidiaries and certain variable interest entities, to the extent required at December 31, 2003, for which DaimlerChrysler is determined to be the primary beneficiary (see section "New Accounting Standards" and Note 2).

All significant intercompany transactions and balances relating to these majority-owned subsidiaries and variable interest entities have been eliminated.

Investments in Associated Companies. Significant equity investments in which DaimlerChrysler does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee ("associated companies") such as the European Aeronautic Defence and Space Company EADS N.V. ("EADS"), Mitsubishi Motors Corporation ("MMC"), or Mitsubishi Fuso Truck and Bus Corporation ("MFTBC") are accounted for using the equity method. Because the financial statements of EADS, MMC and MFTBC are not made available timely to DaimlerChrysler in order to apply the equity method of accounting, the Group's proportionate share of the results of operations of these associated companies are included in DaimlerChrysler's consolidated financial statements on a three month lag.

The excess of DaimlerChrysler's initial investment in equity method companies over the Group's ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill ("investor level goodwill"). Through December 31, 2001, prior to the adoption of Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets," investor level goodwill was being amortized on a straight-line basis over 20 years. Subsequent to the adoption of SFAS 142, such investor level goodwill is not being amortized.

A decline in fair value of any investment in an associated company below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the investment is established.

Foreign Currencies. The assets and liabilities of foreign operations where the functional currency is not the euro are generally translated into euro using period-end exchange rates. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss). The statements of income (loss) and the statements of cash flows are translated using average exchange rates during the respective periods.

The assets and liabilities of foreign operations in highly inflationary economies are translated into euro on the basis of period-end rates for monetary assets and liabilities and at historical rates for non-monetary items, with resulting translation gains and losses recognized in earnings. Further, for foreign operations in such economies, depreciation and gains and losses from the disposal of non-monetary assets are determined using historical rates.

Revenue Recognition. Revenue for sales of vehicles, service parts and other related products is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the transaction is fixed and determinable, and collectibility is reasonably assured. Revenues are recognized net of discounts, cash sales incentives, customer bonuses and rebates granted. Non-cash sales incentives that do not reduce the transaction price to the customer are classified within cost of sales. Shipping and handling costs are recorded as cost of sales in the period incurred.

DaimlerChrysler uses price discounts (primarily at the Chrysler Group) to adjust market pricing in response to a number of market and product factors, including: pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition, and consumer demand for the product. The Group may offer a variety of sales incentive programs at any point in time, including: cash offers to dealers and consumers, lease subsidies which reduce the consumer's monthly lease payment, or reduced financing rate programs offered to consumers.

The Group records as a reduction to revenue at the time of sale to the dealer the estimated impact of sales incentives programs offered to dealers and consumers. This estimated impact represents the incentive programs offered to dealers and consumers as well as the expected modifications to these programs in order for the dealers to sell their inventory. The accrued liability for sales incentives is based on the estimated cost of the sales incentive programs and the number of vehicles held in dealers' inventory. The majority of vehicles held in dealers' inventory are sold to consumers within the next quarter and the sales incentives accrued liability is adjusted to reflect actual experience.

When below market rate loans under special financing programs are used to promote sales of vehicles and the Services segment finances the vehicle, the effect of the rate differential at the contract origination date is recorded as unearned income in the consolidated balance sheet. Services amortizes the unearned income balance into earnings using the interest method over the original (contractual) life of the receivables. Upon prepayment or sale of the receivable, the unamortized unearned income is recognized into earnings.

Sales under which the Group guarantees the minimum resale value of the product principally result in accounting for the transaction as an operating lease with the related revenues and costs deferred at the time of title passage. Revenue from operating leases is recognized on a straight-line basis over the lease term. Revenue on long-term contracts is generally recognized under the percentage-of-completion method based upon contractual milestones or performance.

Revenue from sales financing and finance lease receivables is recognized using the interest method. Recognition of revenue is generally suspended when a finance or lease receivable becomes contractually delinquent for periods ranging from 60 to 120 days.

The Group offers extended, separately priced warranty contracts for certain products. Revenues from these contracts are deferred and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. In circumstances in which there is insufficient historical information, income from extended warranty contracts is recognized on a straight-line basis. A loss on these contracts is recognized in the period, if the sum of expected costs for services under the contract exceeds unearned revenue.

The Group sells significant amounts of finance receivables as asset-backed securities through securitization transactions. The Group sells a portfolio of receivables to a non-consolidated trust and usually remains as servicer for a servicing fee. Servicing fees are recognized on a consistent yield basis over the remaining term of the related receivables sold. In a subordinated capacity, the Group retains residual cash flows, a beneficial interest in principal balances of receivables sold and certain cash deposits provided as credit enhancements for investors. Gains and losses from the sale of finance receivables are recognized in the period in which the sale occurs. In determining the gain or loss for each qualifying sale of finance receivables, the investment in the receivable pool sold is allocated between the portion sold and the portion retained based upon their relative fair values.

Estimated Credit Losses. DaimlerChrysler determines its allowance for credit losses based on an ongoing systematic review and evaluation performed as part of the credit-risk evaluation process. The evaluation performed considers historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. Certain homogeneous loan portfolios are evaluated collectively, taking into consideration primarily historical loss experience adjusted for the estimated impact of current economic events and conditions, including fluctuations in the fair value and adequacy of collateral. Other receivables, such as wholesale receivables and loans to large commercial borrowers, are evaluated for impairment individually based on the fair value of collateral. Credit exposures deemed to be uncollectible are charged against the allowance for doubtful accounts.

Valuation of Retained Interests in Sold Receivables. DaimlerChrysler retains residual beneficial interests in certain pools of sold and securitized retail and wholesale finance receivables. Such retained interests represent the present value of the estimated residual cash flows after repayment of all senior interests in the sold receivables. The Group determines the value of its retained interests using discounted cash flow modeling upon the sale of receivables and at the end of each quarter. The valuation methodology considers historical and projected principal and interest collections on the sold receivables, expected future credit losses arising from the collection of the sold receivables, and estimated repayment of principal and interest on notes issued to third parties and secured by the sold receivables.

The Group recognizes unrealized gains or losses attributable to the change in the fair value of the retained interests, which are recorded in a manner similar to available-for-sale securities, net of related income taxes as a component of accumulated other comprehensive income (loss) until realized. The Group is not aware of an active market for the purchase or sale of retained interests, and accordingly, determines the estimated fair value of the retained interests by discounting the estimated cash flow releases (the cash-out method) using a discount rate that is commensurate with the risks involved. In determining the fair value of the retained interests, the Group estimates the future rates of prepayments, net credit losses and forward yield curves. These estimates are developed by evaluating the historical experience of comparable receivables and the specific characteristics of the receivables sold, and forward yield curves based on trends in the economy. An impairment adjustment to the carrying value of the retained interests is recognized in the period a decline in the estimated cash flows below the cash flows inherent in the cost basis of an individual retained interest (the pool-by-pool method) is considered to be other than temporary. Other than temporary impairment adjustments are generally recorded as a reduction of revenue.

Product Warranties. A liability for the expected warranty-related costs is established when the product is sold, upon lease inception, or when a new warranty program is initiated. Estimates for accrued warranty costs are primarily based on historical experience. Because portions of the products sold and warranted by the Group contain parts manufactured (and warranted) by suppliers, the amount of warranty costs accrued also contains an estimate of recoveries from suppliers.

Research and Development and Advertising. Research and development and advertising costs are expensed as incurred.

Sales of Newly Issued Subsidiary Stock. Gains and losses resulting from the issuance of stock by a Group subsidiary to third parties that reduce DaimlerChrysler's percentage ownership ("dilution gains and losses") are recognized in the Group's consolidated statement of income (loss) in the line items "Other Income" for gains and "Selling, administrative and other expenses" for losses. DaimlerChrysler also recognizes its share of any dilution gains and losses reported by its investees accounted for under the equity method in the Group's consolidated statement of income (loss) in the line item "Financial income (expense) net."

Discontinued Operations. The results of operations of discontinued Group components and gains or losses from their disposal are each presented separately net of tax in the Group's statement of income (loss) before extraordinary income (loss) and the cumulative effect of changes in accounting principles for all periods presented. A Group component is considered a discontinued operation if its operations and cash flows have been or will be eliminated from the ongoing activities of the Group as a result of the disposal transaction, the Group will not have any significant subsequent continuing involvement with the component, and the component can be clearly distinguished, operationally and for financial reporting purposes. If not disposed of by the balance sheet date, to qualify as discontinued operations, a component must also meet the conditions to be classified as held for sale. Results of discontinued operations are recognized in the period in which they occur.

Pension and Other Postretirement Plans. The measurement of pension and postretirement benefit liabilities is based upon the projected unit credit method in accordance with SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. As permitted under SFAS 87 and SFAS 106, changes in the amount of either the projected benefit obligation (for pension plans), the accumulated benefit obligation (for other postretirement plans) or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the Group's consolidated financial statements. The expected return on plan assets is determined based on the expected long-term rate of return on plan assets and the fair value or market-related value of plan assets. Amortization of an unrecognized net gain or loss is included as a component of the Group's net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation (for pension plans) or the accumulated postretirement benefit obligation (for other postretirement plans) or (2) the fair value or market-related value of that plan's assets. In such case, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan (see Note 25a).

Earnings Per Share. Basic earnings per share is calculated by dividing income (loss) from continuing operations and net income (loss), respectively, by the weighted average number of shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if all securities and other contracts to issue Ordinary Shares were exercised or converted (see Note 35).

Goodwill and Other Intangible Assets. SFAS 141, "Business Combinations," requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill represents the excess of the cost of an acquired entity over the fair values assigned to the assets acquired and the liabilities assumed. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill.

As a result of the adoption of SFAS 142 as of January 1, 2002, goodwill acquired and intangible assets determined to have an indefinite useful life are not amortized, but instead are tested for impairment. Prior to the adoption of SFAS 142, goodwill was amortized on a straight-line basis over its estimated useful life of 3 to 40 years, and assessed for recoverability based on estimated undiscounted future cash flows.

DaimlerChrysler evaluates the recoverability of its goodwill at least annually or when significant events occur or there are changes in circumstances that indicate the fair value of a reporting unit of the Group is less than its carrying value. The Group determines the fair value of each of its reporting units by estimating the present value of their future cash flows. In addition, any recognized intangible asset determined to have an indefinite useful life is tested at least annually for impairment in accordance with SFAS 142 until its life is determined to no longer be indefinite. SFAS 142 also requires that intangible assets with estimable useful lives be valued at acquisition cost, amortized over their respective estimated useful lives (2 to 10 years) to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

In connection with the transitional impairment evaluation, SFAS 142 required DaimlerChrysler to perform an assessment of whether there was an indication that goodwill was impaired as of January 1, 2002. To accomplish this, DaimlerChrysler (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. DaimlerChrysler completed this first step of the transitional assessment for all of the Group's reporting units by June 30, 2002 and determined that there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary.

Companies accounted for by DaimlerChrysler using the equity method, such as EADS and MMC, are also subject to the requirements of SFAS 141 and SFAS 142. DaimlerChrysler's proportionate share of its equity method investees' (primarily EADS) transitional goodwill impairment charge resulting from the adoption of SFAS 142 was €159 million (€0.16 per share). This transitional impairment charge and the related per share amount are reported as the cumulative effect of a change in accounting principles in the Group's consolidated statement of income (loss) for the year ended December 31, 2002 (see Note 11).

Property, Plant and Equipment. Property, plant and equipment is valued at acquisition or manufacturing costs less accumulated depreciation. Plant and equipment under capital leases are stated at the lower of present value of minimum lease payments or fair value less accumulated amortization. Depreciation expense is recognized using either the declining balance method until the straight-line method yields larger expenses or the straight-line method. For German Group companies, depreciation expense for property, plant and equipment placed in service before January 1, 2001, is recognized using either the straight-line method or the declining balance method. Property, plant and equipment placed in service at these German Group companies after December 31, 2000, is depreciated using the straight-line method of depreciation. The costs of internally produced equipment and facilities include all direct costs and allocable manufacturing overhead. Costs of the construction of certain long-term assets include capitalized interest, which is amortized over the estimated useful life of the related asset. Property, plant and equipment are depreciated over the following useful lives: buildings - 10 to 50 years; site improvements - 5 to 40 years; technical equipment and machinery - 3 to 30 years; and other equipment, factory and office equipment - 2 to 33 years.

As part of its Turnaround Plan objectives (see Note 7), the Chrysler Group has lengthened its platform life-cycles and is aggressively pursuing a strategy to use manufacturing equipment for more than one product launch. The Chrysler Group performed an extensive engineering review of the assets utilized in its manufacturing facilities. These studies resulted in revisions to the estimated remaining useful lives as well as a reduction in estimated salvage values of certain manufacturing machinery, equipment and tooling to better represent the revised platform strategy and the increased use of flexible manufacturing techniques in its facilities. The change in these estimated useful lives and salvage values was applied to existing assets and new additions beginning in 2002. The change in estimates resulted in reduced depreciation and amortization expenses of machinery, equipment and tooling of €324 million (€206 million, net of taxes, or €0.20 per diluted share) for the year ended December 31, 2002.

Leasing. Leasing includes all arrangements that transfer the right to use specified property, plant or equipment for a stated period of time, even if the right to use such property, plant or equipment is not explicitly described in an arrangement. The Group is a lessee of property, plant and equipment and lessor of equipment, principally passenger cars and commercial vehicles. All leases that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases. All other leases are accounted for as operating leases. Rent expenses on operating leases, where the Group is lessee, is recognized over the respective lease terms using the straight-line method. Equipment on operating leases, where the Group is lessor, is carried initially at its acquisition or production cost and is depreciated over the contractual term of the lease, using the straight-line method, to its estimated residual value. The estimated residual value is initially determined using published third party information as well as projections based on historical experience about expected resale values for the types of equipment leased.

Impairment of Long-Lived Assets. The Group adopted SFAS 144 on January 1, 2002. The adoption of SFAS 144 did not have a significant effect on the Group's consolidated financial statements. In accordance with SFAS 144, long-lived assets held and used, such as property, plant and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to the estimated future undiscounted cash flows expected to be generated by the asset or group of assets. If the carrying amount of an asset or group of assets exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the Group's financial statements by the amount by which the carrying amount of the asset or group of assets exceeds fair value of the asset or group of assets.

Assets to be disposed of are presented separately in the balance sheet (or disclosed in the notes) and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. Assets and liabilities of a disposal group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet (or disclosed in the notes).

Prior to the adoption of SFAS 144, DaimlerChrysler accounted for long-lived assets in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

Non-fixed Assets. Non-fixed assets represent the Group's inventories, receivables, securities and cash, including amounts to be realized in excess of one year. In the accompanying notes, the portion of assets to be realized in excess of one year has been disclosed.

Inventories. Inventories are valued at the lower of acquisition or manufacturing cost or market, cost being generally determined on the basis of an average or first-in, first-out method ("FIFO"). Certain of the Group's U.S. inventories are valued using the last-in, first-out method ("LIFO"). Manufacturing costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges.

Marketable Securities and Investments. Securities and certain investments are accounted for at fair value, if it is readily determinable. Unrealized gains and losses on trading securities, representing securities bought and held principally for the purpose of near term sales, are included in earnings. Unrealized gains and losses on available-for-sale securities are included as a component of accumulated other comprehensive income (loss), net of applicable taxes, until realized. All other securities and investments are recorded at cost. A decline in value of any available-for-sale security below cost that is deemed to be other than temporary results in a deduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

Cash Equivalents. The Group's liquid assets are recorded under various balance sheet captions as more fully described in Note 21. For purposes of the consolidated statements of cash flows, the Group considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Derivative Instruments and Hedging Activities. DaimlerChrysler uses derivative financial instruments such as forward contracts, swaps, options, futures, swaptions, forward rate agreements, caps and floors for hedging purposes. The accounting of derivative instruments is based upon the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. On the date a derivative contract is entered into, DaimlerChrysler designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or a hedge of a net investment in a foreign operation. DaimlerChrysler recognizes all derivative instruments as assets or liabilities on the balance sheet and measures them at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or stockholders' equity, as a component of accumulated other comprehensive income (loss), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income on the balance sheet, net of applicable taxes, until the hedged item is recognized in earnings. The ineffective portions of the fair value changes are recognized in earnings immediately. Derivatives not meeting the criteria for hedge accounting are marked to market and impact earnings. SFAS 133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives.

Further information on the Group's financial instruments is included in Note 32.

Commitments and Contingencies. Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

DaimlerChrysler accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Deposits from Direct Banking Business. Demand deposit accounts are classified as financial liabilities. Interest paid on demand deposit accounts is recognized in cost of sales as incurred.

New Accounting Standards. In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires DaimlerChrysler to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or the normal use of the asset. The Group also records a corresponding asset that is depreciated over the life of the asset to be retired. Subsequent to the initial measurement of the asset retirement obligation, the liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Group was required to adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 did not have a significant impact on the Group's consolidated financial statements.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The provisions of SFAS 146 were effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a significant impact on the Group's consolidated financial statements.

In November 2002, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." The scope provisions of EITF 00-21 were slightly modified in May 2003. EITF 00-21 addresses certain aspects for the accounting of revenue arrangements with multiple deliverables by a vendor. EITF 00-21 outlines an approach to determine when a revenue arrangement that contains multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. EITF 00-21 became effective for DaimlerChrysler in its financial statements beginning July 1, 2003 and DaimlerChrysler applied the consensus prospectively to all transactions occurring after June 30, 2003. The adoption of EITF 00-21 did not have a significant impact on the Group's consolidated financial statements.

In November 2002, the FASB issued Interpretation ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34." FIN 45 enhances the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the non-contingent portion of the obligation due to the issuance of the guarantee or, if higher, a probable loss under SFAS 5. The initial recognition and measurement provisions of FIN 45 were applicable to guarantees issued or modified after December 31, 2002, without significant impact to the Group's consolidated financial statements. The disclosures required by FIN 45 were effective for financial statements of interim and annual periods ending after December 15, 2002 (see Notes 25b and 31).

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires disclosures in both interim and annual financial statements of the method of accounting used for stock-based employee compensation and the effect of the method used on reported results (see Note 24 and table presented below).

During the second quarter of 2003, DaimlerChrysler adopted the fair value recognition provisions of SFAS 123 prospectively, as permitted by SFAS 148, to all employee awards granted, modified, or settled after January 1, 2003. Compensation expense for all awards granted prospectively from December 31, 2002, will be measured at the grant date based on the fair value of the equity award using a modified Black-Scholes option-pricing model. Compensation expense will be recognized over the employee service period with an offsetting credit to equity (paid-in capital). DaimlerChrysler options granted prior to January 1, 2003, will continue to be accounted for using the intrinsic value based approach under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Compensation expense under APB 25 was measured at the grant date based on the difference between the strike price of the equity award and the fair value of the underlying stock as of the date of grant. The adoption of the fair value based method for awards granted in April 2003 resulted in additional compensation expense in the Group's statement of income (loss) of €37 million for 2003, (€23 million, net of taxes, or €0.02 per share, respectively). The following table illustrates the effect on net income (loss) and earnings (loss) per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	Year ended December 31,		
	2003	2002	2001
(in millions of €)			
Net income (loss)	**448**	4,718	(662)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**81**	47	22
Deduct: Total stock-based employee compensation expense determinded under fair value based method for all awards, net of related tax effects	**(164)**	(161)	(94)
Pro forma net income (loss)	**365**	4,604	(734)
Earnings (loss) per share (in €):			
Basic	**0.44**	4.68	(0.66)
Basic - pro forma	**0.36**	4.57	(0.73)
Diluted	**0.44**	4.67	(0.66)
Diluted - pro forma	**0.36**	4.54	(0.73)

In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46, "Consolidation of Variable Interest Entities," which was issued in January 2003. DaimlerChrysler applied the unmodified provisions of FIN 46R to "special purpose entities" as of December 31, 2003. DaimlerChrysler will apply FIN 46R to all entities that are not "special purpose entities" as of March 31, 2004.

See Notes 2 and 3 for further information about the impact of FIN 46R on the Group's consolidated financial statements.

In March 2003, the EITF reached consensuses on the remaining issues of EITF 02-9, "Accounting for Changes That Result in a Transferor Regaining Control of Financial Assets Sold." EITF 02-9 requires the transferor to recognize at fair value financial assets previously sold when control over the financial assets is regained as if the transferor had repurchased the assets, together with a corresponding liability to the transferee. Gain or loss recognition by the transferor is precluded if control is regained over assets sold. EITF 02-9 also applies to any beneficial interest or to qualifying special purpose entities that become non-qualifying. Servicing assets or liabilities and other retained interests continue to be accounted for separately. Loan loss allowances may not be recognized as of the repurchase date. EITF 02-9 is applicable for changes occurring after April 2, 2003, that result in the transferor regaining control over financial assets previously sold. The application of EITF 02-9 did not have a material effect on the Group's consolidated financial statements.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies accounting for derivative instruments and hedging activities under SFAS 133. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. However, the provisions of SFAS 149 that relate to Derivative Implementation Group Issues that have been effective for fiscal quarters that began prior to June 15, 2003, shall continue to be applied in accordance with their respective effective dates. The adoption of SFAS 149 did not have a significant impact on the Group's consolidated financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 amends the accounting and classification for certain financial instruments, such as those used in most stock buy-back programs that previously were accounted for and classified as equity. SFAS 150 requires that certain types of freestanding financial instruments that have characteristics of both liabilities and equity be classified as liabilities with, in most cases, changes in fair value flowing through the income statement. SFAS 150 could affect companies' ratios, performance measures and certain stock buy-back programs. DaimlerChrysler applied the provisions of SFAS 150 immediately to all financial instruments entered into or modified after May 31, 2003, and otherwise to all existing financial instruments as of July 1, 2003. The adoption of SFAS 150 did not have a significant impact on the Group's consolidated financial statements.

In May 2003, the EITF reached a consensus on EITF 01-8, "Determining Whether an Arrangement Contains a Lease." EITF 01-8 clarifies certain provisions of SFAS 13, "Accounting for Leases," with respect to the identification of lease elements in arrangements that do not explicitly include lease provisions. Any lease element identified under EITF 01-8 should be accounted for under current lease accounting literature by lessors and lessees. DaimlerChrysler applied EITF 01-8 prospectively to arrangements newly agreed to, modified, or acquired in a business combination beginning July 1, 2003. Initial adoption of EITF 01-8 did not have a significant impact on the Group's consolidated financial statements.

In November 2003, the EITF reached a partial consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 addresses the meaning of other than temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost method or the equity method. Although no consensus was reached on how to evaluate when an impairment of securities or investments is other than temporary, the EITF agreed on certain quantitative and qualitative disclosures about unrealized losses pertaining to debt and equity securities classified as available-for-sale or held-to-maturity. The disclosures required by EITF 03-1 are effective for fiscal years ending after December 15, 2003 (see Note 20).

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 is applicable to loans and debt securities with characteristics of loans acquired in a transfer (including business combinations) and limits recognition and display of the accretable yield to the excess of cash flows expected to be collected over the initial investment. The SOP prohibits carrying over or creation of valuation allowances at initial recognition. Any subsequent increases in cash flows expected to be collected will be recognized prospectively. Any subsequent decreases will be recognized as impairment. The provisions are effective for loans acquired in fiscal years beginning after December 15, 2004. Impairment provisions apply prospectively for loans existing at December 15, 2004, for fiscal subsequent years. DaimlerChrysler is currently determining the effect from application of SOP 03-3 on the Group's consolidated financial statements.

In December 2003, the FASB issued SFAS 132 (revised 2003), "Employers' Disclosure about Pensions and Other Postretirement Benefits (revised 2003) - an amendment of FASB Statements No. 87, 88, and 106," which requires additional disclosures about the Group's defined benefit plan and other postretirement plan assets, obligations, net costs, and cash flows. The Group has adopted the new disclosure requirements as of December 31, 2003 (see Note 25a).

2. Scope of Consolidation and Certain Variable Interest Entities

Scope of Consolidation. DaimlerChrysler comprises 440 (2002: 451) German and non-German subsidiaries as well as 3 companies (variable interest entities) that have been consolidated in accordance with the requirements of FIN 46R. A total of 100 (2002: 102) companies are accounted for in the consolidated financial statements using the equity method of accounting. During 2003, 22 subsidiaries were included in the consolidated financial statements for the first time. A total of 33 subsidiaries were no longer included in the consolidated group. The effects of changes in the Group's consolidated balance sheets and the consolidated statements of income (loss) are explained further in the notes to the consolidated financial statements. A total of 327 subsidiaries ("affiliated companies") are not consolidated as their combined influence on the consolidated financial position, results of operations, and cash flows of the Group is not material (2002: 305). The effect of such non-consolidated subsidiaries for all periods presented on consolidated assets, revenues and net income (loss) of DaimlerChrysler was approximately 1%. In addition, 3 (2002: 5) companies administering pension funds whose assets are subject to restrictions have not been included in the consolidated financial statements. The consolidated financial statements include 71 associated companies (2002: 112) accounted for at cost and recorded under investments in related companies, as these companies are not material to the respective presentation of the consolidated financial position, results of operations or cash flows of the Group.

Variable Interest Entities. As described in Note 1, DaimlerChrysler applied certain provisions of FIN 46R as of December 31, 2003. The implementation of FIN 46R had the following impact on the Group's consolidated financial statements:

Consolidated Special Purpose Entities. DaimlerChrysler identified several leasing arrangements that were off-balance in the past and qualify as special purpose entities as defined in FIN 46R. DaimlerChrysler is the primary beneficiary of those structures and, accordingly, consolidated these arrangements effective December 31, 2003. Under these arrangements, variable interest entities were established and owned by third parties. The variable interest entities raised funds by issuing either debt or equity securities to third party investors. The variable interest entities used the debt and equity proceeds to purchase property and equipment, which is leased by the Group and used in the normal course of business. At the end of the lease term, DaimlerChrysler generally has the option to purchase the property and equipment or re-lease the property and equipment under new terms. Total assets and liabilities of those consolidated entities total €0.4 billion and €0.4 billion, respectively, as of December 31, 2003. The cumulative effect of consolidating these special purpose entities on the Group's consolidated statement of income (loss) in 2003 was €30 million, net of taxes of €35 million (see Note 11). The assets consist primarily of property, plant and equipment that generally serves as collateral for the entities' long-term borrowings. The creditors of these entities do not have recourse to the general credit of the Group, except to the extent of guarantees provided.

Arrangements with Bank Conduits. DaimlerChrysler sells automotive receivables to multi-seller and multi-collateralized bank conduits, which are considered variable interest entities, in the ordinary course of business. A bank conduit generally receives substantially all of its funding from issuing asset-backed securities that are crosscollateralized by the assets held by the entity. DaimlerChrysler generally remains as servicer. DaimlerChrysler also retains residual beneficial interests in the receivables sold, which are designed to absorb substantially all of the credit, prepayment, and interest-rate risk of the receivables transferred to the conduits. Although its interest in these variable interest entities is significant, DaimlerChrysler has concluded that it is not the primary beneficiary of these bank conduits and therefore is not required to consolidate them under FIN 46R. The outstanding balance of receivables sold to conduits as of December 31, 2003, was approximately €4.4 billion. The corresponding retained interest balance as of December 31, 2003, was approximately €0.8 billion, which represents the Group's maximum exposure to loss as a result of its involvement with these variable interest entities.

Other Significant Interests in Investments, Dealerships, and Executory Contracts. Additionally, DaimlerChrysler has equity or other interests in a number of other entities, including investments accounted for using the cost method, dealerships, suppliers, and service providers. While DaimlerChrysler holds significant variable interests in those entities, it does not expect that, upon completing its analysis in the first quarter of 2004, it will conclude that it is the primary beneficiary. Total assets and liabilities of these entities were €0.3 billion and €0.3 billion, respectively, as of December 31, 2003. DaimlerChrysler's maximum exposure to loss as a result of its involvement with these companies was €0.2 billion as of December 31, 2003. Individual associated companies included in the Group's consolidated financial statements using the equity method are also subject to the requirements of FIN 46R at the investee level. Because DaimlerChrysler accounts for its equity in the earnings and losses of certain associated companies such as EADS, MMC, and MFTBC on a three-month lag, the initial impact, if any, of adoption of FIN 46R consolidation requirements for special purpose entities at the investee level for these associated companies will be recognized as the cumulative effect of a change in accounting principle in the Group's consolidated statement of income for the three-month period ending March 31, 2004, and the initial impact of the consolidation requirements for all other variable interest entities in the Group's consolidated statement of income for the three-month period ending June 30, 2004.

3. Significant Investments and Variable Interest Entities Accounted for Under the Equity Method

Equity Method Investments. At December 31, 2003, the significant investments in companies accounted for under the equity method were the following:

Company	Ownership percentage
European Aeronautic Defence and Space Company EADS N.V.	33.0%
Mitsubishi Motors Corporation	37.0%
Mitsubishi Fuso Truck and Bus Corporation	43.0%

Further information with respect to the transactions which resulted in the Group's holdings in EADS, MMC and MFTBC is presented in Note 4 (Acquisitions and Dispositions), Note 8 (Financial Income (expense), net) and Note 11 (Cumulative Effects of Changes in Accounting Principles).

The market values at December 31, 2003, of DaimlerChrysler's investments in EADS and MMC, based on quoted market prices, were €5,027 million and €889 million, respectively. Quoted market prices for MFTBC are not available because the shares in MFTBC are not publicly traded.

The carrying amounts of DaimlerChrysler's investments in EADS, MMC and MFTBC at December 31, 2003 and 2002, are as follows:

(in millions of €)	At December 31, 2003	2002
EADS	3,583	4,396
MMC	959	1,316
MFTBC[1]	831	-

1 Acquisition in 2003. DaimlerChrysler applied the equity method beginning on March 14, 2003 (see Note 4).

As of September 30, 2003, DaimlerChrysler determined that the decline in market value below the carrying value of its investment in EADS was other-than-temporary. Consequently, DaimlerChrysler reduced the then carrying value of its investment in EADS by €1.96 billion to its market value, based on the quoted market price, which approximated €3.5 billion at September 30, 2003 (see Note 8). The impairment charge is included in the Group's consolidated statement of income (loss) in the line item "financial income (expense), net" in 2003. As a result of the impairment a new cost basis was established.

The carrying value of DaimlerChrysler's investments in MMC and MFTBC exceeded DaimlerChrysler's share of the underlying reported net assets of these investees by approximately €546 million and €105 million, respectively, at December 31, 2003. DaimlerChrysler's share of the underlying reported net assets of EADS exceeded the carrying value of DaimlerChrysler's investment at December 31, 2003, by approximately €1,899 million. These excess amounts are attributable to fair value adjustments at DaimlerChrysler pertaining to certain assets and liabilities of these investee companies, with the remaining portion considered as investor level goodwill.

The following tables present, on a three month lag, summarized U.S. GAAP financial information for EADS, MMC and MFTBC (amounts shown on a 100% basis in millions of €) which are the basis for applying the equity method in the Group's consolidated financial statements:

EADS

	2003	2002
Income statement information [1]		
Revenues	27,650	28,769
Net income	348	521
Balance sheet information [2]		
Fixed assets	27,305	26,254
Non-fixed assets	24,804	19,207
Total assets	52,109	45,461
Stockholders' equity	16,611	13,143
Minority interests	1,717	942
Accrued liabilities	8,055	8,262
Other liabilities	25,726	23,114
Total liabilities and stockholders' equity	52,109	45,461

1 For the period October 1 to September 30.
2 Balance sheet date as of September 30.

MMC

	2003	2002
Income statement information [1]		
Revenues	27,129	27,847
Net loss	(759)	(238)
Balance sheet information [2]		
Fixed assets	7,287	10,465
Non-fixed assets	10,237	11,971
Total assets	17,524	22,436
Stockholders' equity	1,116	1,422
Minority interests	114	121
Accrued liabilities	4,077	5,039
Other liabilities	12,217	15,854
Total liabilities and stockholders' equity	17,524	22,436

1 For the period October 1 to September 30.
2 Balance sheet date as of September 30.

MFTBC[1]

	2003
Income statement information [2]	
Revenues	4,948
Net income	130
Balance sheet information [3]	
Fixed assets	2,531
Non-fixed assets	3,515
Total assets	6,046
Stockholder's equity	1,688
Minority interests	13
Accrued liabilities	1,215
Other liabilities	3,130
Total liabilities and stockholders' equity	6,046

1 Acquisition in 2003. DaimlerChrysler applied the equity method beginning on March 14, 2003.
2 For the period of inception of MFTBC, as a result of the spin-off from MMC, on January 6, 2003 to September 30, 2003 (see Note 4).
3 As of balance sheet date September 30, 2003.

DaimlerChrysler's equity in the earnings or losses of EADS, MMC and MFTBC, as well as investor-level adjustments such as other-than-temporary impairment charges made by DaimlerChrysler are included in the Group's consolidated statement of income (loss) in the line item "financial income (expense), net" (see Note 8) and are as follows:

(in millions of €)	2003	2002	2001
EADS	**(1,845)**[1]	281[2]	686[3]
MMC	**(281)**	(88)	(436)
MFTBC[4]	**56**	-	

1 Includes €1.96 billion impairment charge on DaimlerChrysler's investment in EADS (see Note 8).
2 Excludes DaimlerChrysler's proportionate share of EADS transitional goodwill impairment charge of €114 million resulting from the adoption of SFAS 142 reported in DaimlerChrysler's consolidated statement of income (loss) in the income statement line item "cumulative effects of changes in accounting principles" (see Note 1 and Note 11).
3 From the issuance of new shares by an EADS subsidiary DaimlerChrysler recognized its share of a gain in the amount of €747 million in 2001 (see Note 8).
4 Acquisition in 2003. DaimerChrysler applied the equity method beginning on March 14, 2003.

Variable Interest Entities Accounted for Under the Equity Method. DaimlerChrysler holds significant variable interests in a number of associated companies that are not special purpose entities but that could be "variable interest entities." If DaimlerChrysler determines that any of these associated companies are variable interest entities and that it is the primary beneficiary of any of them, such entities will be required to be consolidated by the Group as of March 31, 2004 in accordance with FIN 46R. DaimlerChrysler specifically identified two variable interest entities for which the maximum exposure to loss is considered material from a Group perspective - debis AirFinance ("dAF") and Toll Collect GmbH ("Toll Collect"). DaimlerChrysler has determined, that it is not the primary beneficiary of dAF or Toll Collect and therefore DaimlerChrysler is not required to consolidate them.

In November 1995, DaimlerChrysler assumed a 45% equity ownership interest in dAF, an Amsterdam registered Private Limited Liability Company that was established for purposes of leasing aircraft and related technical equipment to airlines and financial intermediaries. Several banks hold the remaining ownership interests in dAF. dAF's consolidated total assets, financial liabilities, total liabilities, and net shareholders' equity at December 31, 2003 were €2.6 billion, €1.8 billion, €2.5 billion and €0.1 billion, respectively. dAF's consolidated revenues for the year ended December 31, 2003, were €0.3 billion. DaimlerChrysler's involvement with dAF consists primarily of its equity interest and also subordinated loans receivable and unsecured loans that have been provided to dAF. DaimlerChrysler believes that its maximum exposure to loss as a result of its involvement with dAF is primarily limited to the carrying value of its total investments (including loans) in dAF, which was €0.6 billion at December 31, 2003.

In December 2002, DaimlerChrysler, Deutsche Telekom AG ("Deutsche Telekom"), and Compagnie Financiere et Industrielle des Autoroutes S.A. ("Cofiroute") (together the "Consortium") entered into a partnership agreement to develop a system for the electronic collection of tolls and to establish a separate joint venture company to perform under a contract entered into in September 2002 between the consortium and the Federal Republic of Germany to build up and operate a toll collection system for the use of German roadways by certain commercial vehicles. DaimlerChrysler has a 45% equity ownership interest, Deutsche Telekom also holds a 45% equity ownership interest and Cofiroute holds the remaining 10% equity ownership interest in both the partnership and the joint venture company (together "Toll Collect"). Toll Collect's total assets, financial liabilities and total liabilities at December 31, 2003 were €1.1 billion, €0.5 billion and €1.1 billion, respectively. DaimlerChrysler's involvement with Toll Collect is comprised of its equity interest, receivables and certain guarantees. Due to the risks associated with these guarantees, which are described in more detail in Note 31, DaimlerChrysler reduced its investment in Toll Collect, to zero, and recorded an additional accrual of €0.1 billion. DaimlerChrysler believes that its maximum exposure to loss as a result of its involvement with Toll Collect could exceed the current recognized obligation.

Furthermore, DaimlerChrysler holds significant variable interests in a number of other associated companies, but determined that it is not the primary beneficiary of those entities. Total assets and total liabilities of these entities amounted to €0.6 billion and €0.4 billion as of December 31, 2003, respectively. The maximum exposure to loss arising from DaimlerChrysler's involvement with those entities totaled €0.3 billion.

4. Acquisitions and Dispositions

On December 31, 2003, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler sold its 100% equity interest in MTU Aero Engines GmbH ("MTU Aero Engines") to Kohlberg, Kravis and Roberts & Co. Ltd. ("KKR"), an investment company. The purchase price for the operative business amounted to €1,450 million. Excluding cash, cash equivalents and debts, which remain at MTU Aero Engines, the net sales price amounted to €1,052 million. Consideration received by DaimlerChrysler included a note receivable from KKR and cash of €877 million. Also as a result of this transaction, DaimlerChrysler is obligated to pay a compensation of $250 million to United Technologies Corporation, the parent company of Pratt & Whitney, in 2004. DaimlerChrysler realized an after-tax gain of €882 million from this sale. The operating results and cash flows from MTU Aero Engines' business are included in DaimlerChrysler's consolidated financial statements through December 31, 2003. However, the operating results and gain are presented as discontinued operations in accordance with SFAS 144 (see Note 10). The following classes of assets and liabilities were part of this disposal group in 2003: €366 million fixed assets, €805 million current assets, €378 million liabilities and €863 million accrued liabilities.

In November 2003, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler sold a 60% interest in Mercedes-Benz Lenkungen GmbH, its 100% interest in Mercedes-Benz Lenkungen U.S. LLC and its 100% interest in the steering activities of DaimlerChrysler do Brasil Ltda. to Thyssen-Krupp Automotive AG ("ThyssenKrupp") for €42 million in cash. DaimlerChrysler's remaining 40% interest in Mercedes-Benz Lenkungen GmbH is subject to put and call options held by Daimler-Chrysler and ThyssenKrupp, respectively, of approximately €28 million. The sales resulted in an aggregate pretax gain of €11 million which is included in other income of the Commercial Vehicles segment. DaimlerChrysler's remaining 40% interest in Mercedes-Benz Lenkungen GmbH is accounted for using the equity method. The following assets and liabilities were part of this disposal group in 2003: €30.3 million fixed assets, €114.9 million current assets, €33.2 million liabilities and €63.2 million accrued liabilities.

In September 2003, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler sold its 50% interest in CTS Fahrzeug-Dachsysteme GmbH to Porsche AG for €55 million in cash, resulting in a pretax gain of €50 million which is included in financial income (expense), net, of the Mercedes Car Group segment. Prior to the sale, DaimlerChrysler accounted for CTS Fahrzeug-Dachsysteme GmbH using the cost method.

On January 6, 2003, MMC spun off its "Fuso Truck and Bus" division, creating Mitsubishi Fuso Truck and Bus Corporation ("MFTBC"). On March 14, 2003, as part of the Group's global commercial vehicle strategy, DaimlerChrysler acquired from MMC a 43% non-controlling interest in MFTBC. The final purchase price was €764 million in cash. Also, on March 14, 2003, ten Mitsubishi Group companies, including Mitsubishi Corporation, Mitsubishi Heavy Industries and Bank of Tokyo-Mitsubishi, entered into a separate share sale and purchase agreement with MMC pursuant to which they purchased from MMC 15% of MFTBC's shares for approximately €266 million in cash. As a result of these transactions, MMC now retains a 42% non-controlling interest in MFTBC. DaimlerChrysler allocated €34 million of the total purchase price of its 43% interest in MFTBC to investor-level goodwill (see Note 12). In addition, €36 million of the purchase price of the Group's investment in MMC, which was allocated to MFTBC's business during initial equity method accounting of MMC in 2000 and 2001, was allocated to the investment in MFTBC of the Commercial Vehicle segment. DaimlerChrysler accounts for its investment in MFTBC using the equity method (see Note 3). The Group's proportionate share of MFTBC's results are included in the Group's Commercial Vehicles segment. As described in Note 38, on January 15, 2004, DaimlerChrysler entered into a purchase agreement with MMC to acquire an additional 22% equity interest in MFTBC at an expected purchase price of approximately €0.4 billion in cash. This transaction is dependant on the approval of the individual governmental and antitrust authorities of the countries concerned. The Group expects the transaction to be consummated in March 2004 and to consolidate MFTBC in the second quarter of 2004.

During 2003, in separate transactions, the Group acquired 11 (2002: 18) dealerships in Europe, none of which were material. The aggregate purchase price paid in these separate acquisitions amounted to €56 million (2002: €86 million) and resulted in additions to goodwill of approximately €26 million (2002: €61 million).

In the fourth quarter of 2002, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler entered into an agreement to sell a 51% controlling interest in VM Motori S.p.A. and its 100% ownership interest in Detroit Diesel Motores do Brasil Ltda., both wholly-owned subsidiaries of DaimlerChrysler. The transactions were completed by the fourth quarter of 2003. Based on the agreed purchase price of €26 million, DaimlerChrysler recorded an impairment charge in 2002 for long-lived assets and goodwill related to the disposal groups and long-lived assets and goodwill to be retained. The total asset impairment and goodwill impairment charges recognized in 2002 were €1 million and €40 million, respectively, which are included in other expenses of the Commercial Vehicles segment (see also Note 5). The following assets and liabilities were classified as held-for-sale as of December 31, 2002: fixed assets of €74 million, current assets of €48 million, liabilities of €95 million, and accrued liabilities of €7 million. DaimlerChrysler accounts for its remaining 49% interest in VM Motori S.p.A. using the equity method.

In January 2002, DaimlerChrysler exercised its option to sell to Deutsche Telekom the Group's 49.9% interest in T-Systems ITS, which had been accounted for using the equity method, for €4,694 million in cash. The sale, which was part of DaimlerChrysler's ongoing strategy to focus on its core automotive business, was consummated in March 2002 with the termination of the information technology joint venture, resulting in a pretax gain of €2,484 million that is included in the financial income of the Services segment.

In June 2001, as part of the Group's global commercial vehicle strategy, DaimlerChrysler entered into a commercial vehicle joint venture agreement with Hyundai Motor Company ("HMC"). In the first phase of the commercial vehicle joint venture, the Group and HMC established DaimlerHyundai Truck Corporation ("DHTC"). The Group acquired a non-controlling (50%) interest in DHTC for €44 million in cash. DaimlerChrysler accounts for its investment in DHTC using the equity method. Because DaimlerChrysler is unable to obtain U.S. GAAP information on a timely basis from DHTC, the Group includes its proportionate share of DHTC's results of operations on a three month lag. DHTC was formed to manufacture and distribute engines and engine parts. DaimlerChrysler expects the start of production in mid 2004. The commercial vehicle joint venture agreement with HMC includes an option for Daimler-Chrysler to acquire 50% of the commercial vehicle business of HMC for approximately €400 million in cash. Pursuant to this option, which DaimlerChrysler exercised in December 2002, it is intended HMC would contribute its entire commercial vehicle business to a new legal entity. As of December 31, 2003, discussions regarding the formation of the commercial vehicle joint venture between the Group and HMC are still ongoing and the establishment is therefore indefinite. The purpose of the new commercial vehicle joint venture is to design, produce and distribute commercial vehicles above 4 tons gross vehicle weight (GVW), including buses, as well as components for those vehicles. As of December 31, 2003, the Group held a 10% interest in HMC that was acquired in two installments in September 2000 and in March 2001 for approximately €484 million in cash. DaimlerChrysler accounts for its investment in HMC as an "investment" at fair value. Unrealized gains and losses are recognized without affecting net income as available-for-sale securities.

Also in June 2001, Volvo AB sold its 3.3% interest in MMC, plus its operational contracts with MMC, to DaimlerChrysler for €343 million increasing DaimlerChrysler's interest in MMC to 37.3%. As of December 2003, the Group's investment in MMC has been reduced to 37.0% through various rights offerings.

In April 2001, as part of the Group's strategy to focus on its core automotive business, DaimlerChrysler completed the sale of 60% of the interest in its Automotive Electronics activities to Continental AG for €398 million in cash. The sale resulted in a pretax gain of €209 million that is included in other income of the Other Activities segment. The following assets and liabilities were included in this disposal group in 2001: €214 million fixed assets, €387 million current assets, €205 million liabilities and €121 million accrued liabilities. In April 2002, DaimlerChrysler exercised its option to sell to Continental AG the Group's remaining 40% interest in the Automotive Electronics activities, which had been accounted for using the equity method, for €215 million in cash. The sale resulted in a pretax gain of €128 million that is included in financial income (expense), net, of the Other Activities segment.

In August 2000, as part of the Group's strategy to focus on its core automotive business, DaimlerChrysler signed a sale and purchase agreement with the Canadian company Bombardier Inc. for the sale of its 100% interest in DaimlerChrysler Rail Systems GmbH ("Adtranz"). With the closing of the transaction on April 30, 2001, control over the operations of Adtranz was transferred to Bombardier on May 1, 2001. Accordingly, the operating results of Adtranz are included in the consolidated financial statements of Daimler-Chrysler through April 30, 2001. The Adtranz sales price of $725 million was received during 2001 (see Note 30). The sale of Adtranz resulted in a pretax gain of €250 million that is included in other income of the Other Activities segment. The following assets and liabilities were included in this disposal group in 2001: €945 million fixed assets, €1,908 million current assets, €1,076 million liabilities and €1,213 million accrued liabilities.

5. Functional Costs and Other Expenses

Selling, administrative and other expenses are comprised of the following:

	Year ended December 31, 2003	2002	2001
(in millions of €)			
Selling expenses	**11,763**	11,981	11,772
Administration expenses	**5,351**	5,346	5,500
Goodwill amortization and impairments	**–**	40	184
Other expenses	**658**	799	779
	17,772	18,166	18,235

In 2003, selling expenses include advertising costs of €2,965 million (2002: €2,811 million, 2001: €2,944 million).

In 2003, DaimlerChrysler recognized in accordance with the provisions of SFAS 144 an impairment charge amounting to €77 million related to certain long-lived assets (primarily property, plant and equipment) at a production facility in Brazil. The charge is included in cost of sales of the Mercedes Car Group segment.

In 2002, DaimlerChrysler recognized in accordance with the provisions of SFAS 144 an impairment charge amounting to €201 million. Moderate demand and strong competition in the European market for commercial vehicles resulted in idle capacity at one of the Group's German assembly plants. Consequently, DaimlerChrysler determined that it does not expect to recover the carrying value of certain long-lived assets (primarily manufacturing equipment and tooling) at this plant. The charge is included in cost of sales of the Commercial Vehicles segment.

In 2002, a goodwill impairment charge of €40 million was recognized in connection with the contracted sale of controlling interests in two businesses in the Commercial Vehicles segment (see Note 4).

In October 2002, DaimlerChrysler entered into an agreement to sell to GE Capital a significant portion of its portfolio of corporate aircraft, consisting of finance lease receivables and owned aircraft currently under operating leases, over a period of approximately 12 months. The agreement contained provisions for DaimlerChrysler to receive a share of future payments throughout the remaining terms of the contracts in the portfolio. In connection with the agreement, the Group classified as held for sale at December 31, 2002, finance lease receivables with a carrying value of €493 million and equipment under operating leases with a carrying value of €40 million. The agreement with GE Capital was not consummated as of December 31, 2002. Due primarily to adverse economic conditions, the Group reassessed the recoverability of its leasing portfolio as of December 31, 2002. Based on the results of this reassessment, the Services segment recognized impairment losses of €191 million in other expenses and €20 million in cost of sales. DaimlerChrysler consummated the GE Capital transaction in 2003 pursuant to which the Services segment sold finance lease receivables totaling €113 million and equipment under operating leases totaling €14 million for cash to GE Capital.

During 2003, the Group also sold finance lease receivables totaling €191 million and operate leases totaling €5 million to other investors. At December 31, 2003, after adjustments for currency translation effects, finance lease receivables of €98 million and equipment under operating leases totaling €17 million are classified as held for sale.

Held for sale and held for use finance lease receivables and equipment under operating leases are classified in the December 31, 2003 and 2002 balance sheets as receivables from financial services and equipment on operating leases, net, respectively.

In 2002, due to declining resale prices of used passenger cars and commercial vehicles in North America, DaimlerChrysler recognized impairment charges totaling €256 million upon re-evaluation of the recoverability of the carrying value of its leased vehicles. This re-evaluation was performed using product specific cash flow information. As a result, the carrying values of these leased vehicles were determined to be impaired as the identifiable undiscounted future cash flows were less than their respective carrying values. In accordance with SFAS 144, the resulting impairment charges, recorded as a component of cost of sales in the Services segment, represent the amount by which the carrying values of such vehicles exceeded their respective fair market values.

Following a decision of DaimlerChrysler's Board of Management in the fourth quarter of 2001, DaimlerChrysler, GE Capital and other financial services providers reached an agreement during the six months ended June 30, 2002 to purchase a portion of the DaimlerChrysler's commercial real estate and asset-based lending portfolios in the United States for €1,260 million. The decision resulted in a charge of €166 million, which is included in other expenses of the Services segment in 2001.

As discussed in Note 7, the DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in February 2001. The related charges are presented as a separate line item on the accompanying consolidated statements of income (loss) and are not reflected in cost of sales or selling, administrative and other expenses.

In October 2001, the DaimlerChrysler Board of Management approved a turnaround plan for its North American truck subsidiary Freightliner. The turnaround plan is designed to return Freightliner to sustainable profitability and comprises four main elements: material cost savings, production cost savings, overhead reductions and improvements to the existing business model. The implementation of the turnaround plan resulted in charges of €310 million, reflecting employee termination benefits of €83 million, asset impairment charges of €170 million, and other costs to exit certain activities of €57 million (see Note 25b). The charges were recorded in cost of sales (€173 million) and selling, administrative and other expenses (€137 million) in 2001. Employee termination benefits related to voluntary and involuntary severance measures affected hourly and salaried employees. As a result of the voluntary and involuntary measures, 188 hourly and salaried employees were affected by the plan in 2003 (2002: 1,314 and 2001: 1,484). The amount of employee termination benefit paid was €2 million in 2003 (2002: €38 million and 2001: €20 million).

Personnel expenses included in the statement of income (loss) are comprised of:

	Year ended December 31, 2003	2002	2001
(in millions of €)			
Wages and salaries	**18,897**	19,701	20,073
Social levies	**3,178**	3,132	3,193
Net pension cost (see Note 25a)	**837**	152	630
Net postretirement benefit cost (see Note 25a)	**1,290**	1,119	1,173
Other expenses for pensions and retirements	**85**	59	26
	24,287	24,163	25,095

Number of employees (annual average):

	2003	2002	2001
Hourly employees	**226,989**	232,304	244,938
Salaried employees	**129,656**	125,110	122,094
Trainees/apprentices	**14,039**	13,263	12,512
	370,684	370,677	379,544

In 2001, 28 people were employed in joint venture companies.

Information on the remuneration to the current members of the Supervisory Board and the Board of Management is included in Note 37. In 2003, disbursements to former members of the Board of Management of DaimlerChrysler AG and their survivors amounted to €12.7 million. An amount of €163.1 million has been accrued for pension obligations to former members of the Board of Management and their survivors. As of December 31, 2003, no advances or loans existed to members of the Board of Management of DaimlerChrysler AG.

6. Other Income

Other income consists of the following:

	Year ended December 31, 2003	2002	2001
(in millions of €)			
Gains of sales of property, plant and equipment	**58**	48	100
Rental income, other than relating to financial services	**110**	197	191
Gains on sales of companies	**11**	-	465
Income from employee leasing programs	**71**	81	86
Reimbursement of contract costs	**17**	63	25
Government subsidies	**63**	56	19
Other miscellaneous items	**383**	332	315
	713	777	1,201

Other miscellaneous items consist of reimbursements under insurance policies, income from licenses, reimbursements of certain non-income related taxes and customs duties, income from various employee canteens and other miscellaneous items.

In 2003, MTU Friedrichshafen GmbH, a fully consolidated company of the Group, created a new company, MTU CFC Solutions GmbH ("MTU CFC"), and contributed all of its fuel cell activities into a new company for 100% ownership interest. Also in 2003, MTU CFC issued new shares to RWE Fuel Cells GmbH for a capital contribution. MTU Friedrichshafen GmbH did not participate in this increase in share capital causing the ownership interest of MTU Friedrichshafen GmbH in MTU CFC to dilute to 74.9%. As a result of this transaction, DaimlerChrysler realized a gain of €24 million, which is also included in other miscellaneous income.

7. Turnaround Plan for the Chrysler Group

The DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in 2001. Key initiatives for the turnaround plan over the period 2001 through 2003 included a workforce reduction and an elimination of excess capacity. The workforce reduction affected represented and non-represented hourly and salaried employees. To eliminate excess capacity, the Chrysler Group has eliminated shifts and reduced line speeds at certain manufacturing facilities, and adjusted volumes at component, stamping and powertrain facilities. Additionally, the Chrysler Group has or is in the process of idling, closing or disposing of certain manufacturing plants.

The net charges recorded for the plan in the year ended December 31, 2001 were €3,064 million (€1,934 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) (€2,555 million and €509 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). The initial charges of €3,047 million were recorded in February 2001 with the approval of the turnaround plan. Additional charges of €268 million in 2001 resulted from the subsequent impairment and disposal costs associated with a component plant as well as costs for a special early retirement program. The return to income adjustments of €251 million in 2001 include revisions of estimates based upon information currently available or actual settlements. These adjustments reflect lower than anticipated costs associated with workforce reduction initiatives, including the involuntary severance benefits, and favorable resolution of supplier contract cancellation claims.

The net charges recorded for the plan in 2002, were €694 million (€439 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) (€680 million and €14 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These additional charges and adjustments were for costs associated with the idling, closing or disposal of certain manufacturing facilities in 2002 and 2003 and ongoing workforce reduction measures as well as revisions of estimates based upon information currently available or actual settlements.

The net charges recorded for the plan in 2003, were €469 million (€288 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) (€462 million and €7 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These additional charges and adjustments were recorded for costs associated with the closing, significant downsizing or sale of certain manufacturing facilities in 2003, 2004 and 2005, related workforce reduction measures as well as revisions of estimates based upon information currently available or actual settlements.

The pretax amounts for turnaround plan charges since initiation in the first quarter of 2001 are comprised of the following:

(in millions of €)	Workforce reductions	Asset write-downs	Other costs	Total
Reserve balance at January 1, 2001	-	-	-	-
Initial charges	1,403	836	808	3,047
Additional charges	93	148	27	268
Adjustments	(122)	-	(129)	(251)
Net charges	1,374	984	706	3,064
Payments	(211)	-	(154)	(365)
Amount charged against assets	-	(984)	(63)	(1,047)
Amount recognized by and transferred to the employee benefit plans	(695)	-	-	(695)
Currency translation adjustment	38	-	21	59
Reserve balance at December 31, 2001	506	-	510	1,016
Additional charges	353	269	99	721
Adjustments	(41)	30	(16)	(27)
Net charges	312	299	83	694
Payments	(297)	-	(215)	(512)
Amount charged against assets	-	(299)	(6)	(305)
Amount recognized by and transferred to the employee benefit plans	(152)	-	-	(152)
Currency translation adjustment	(89)	-	(67)	(156)
Reserve balance at December 31, 2002	280	-	305	585
Additional charges	182	234	26	442
Adjustments	27	15	(15)	27
Net charges	209	249	11	469
Payments	(151)	-	(128)	(279)
Amount charged against assets	-	(249)	(3)	(252)
Amount recognized by and transferred to the employee benefit plans	(108)	-	-	(108)
Currency translation adjustment	(32)	-	(37)	(69)
Reserve balance at December 31, 2003	198	-	148	346

Workforce reduction charges in 2003, 2002 and 2001 relate to early retirement incentive programs (€69 million, €160 million and €725 million, respectively) and involuntary severance benefits (€140 million, €152 million and €649 million, respectively). The voluntary early retirement programs, accepted by 1,827, 3,175 and 9,261 employees in 2003, 2002 and 2001, respectively, are formula driven based on salary levels, age and past service. In addition, 1,355, 5,106 and 7,174 employees were involuntarily affected by the plan in 2003, 2002 and 2001, respectively. The amount of involuntary severance benefits paid and charged against the liability was €20 million, €199 million and €131 million in 2003, 2002 and 2001, respectively. The amount recognized by and transferred to the employee benefit plans represents the cost of the special early retirement programs and the curtailment of prior service costs actuarially recognized by the pension and postretirement health and life insurance benefit plans.

As a result of the planned idling, closing, significant downsizing or sale of certain manufacturing facilities, the ability to recover the carrying values of certain long-lived assets at these plants were determined to be impaired. Accordingly, the Chrysler Group recorded impairment charges of €249 million, €299 million and €984 million in 2003, 2002 and 2001, respectively. The impairment charges represent the amount by which the carrying values of the property, plant, equipment and tooling exceeded their respective fair market values.

The Chrysler Group sold the Dayton Thermal Products facility on May 1, 2002 to a joint venture company with Behr America, Inc. and will maintain a minority interest for two years. In addition, the Chrysler Group sold the Graz, Austria plant to Magna International Inc. on July 12, 2002. The exit costs of these two plant sales were previously provided for in the Turnaround Plan charges.

In January 2003, DaimlerChrysler Corporation contributed its New Castle machining and forging facility to NC-M Chassis Systems LLC, a joint venture company formed with Metaldyne Corporation ("Metaldyne"). DaimlerChrysler Corporation owned 60% of the common stock of the joint venture company and Metaldyne owned the remaining 40%. In December 2003, Metaldyne exercised its option to purchase DaimlerChrysler Corporation's 60% interest in the NC-M Chassis Systems LLC joint venture company in exchange for cash and Metaldyne subordinated debt and preferred equity securities. Also in 2003, DaimlerChrysler Corporation committed to a plan for the closure, significant downsizing or sale of two other facilities. The exit costs of these actions are provided for in the Turnaround Plan charges.

Other costs primarily included supplier contract cancellation and facility deactivation costs.

The Chrysler Group expects cash payments of $0.3 billion in 2004 for previously recorded charges. The Chrysler Group may recognize charges in 2004 primarily relating to the sale or closure of selected operations.

8. Financial Income (Expense), net

	Year ended December 31, 2003	2002	2001
(in millions of €)			
Income from investments of which from affiliated companies €37 (2002: €44; 2001: €(2))	**37**	73	24
Gains, net from disposals of investments and shares in affiliated and associated companies	**44**	2,645	320
Impairment of investment in EADS	**(1,960)**	-	-
Write-down of investments and shares in affiliated companies	**(44)**	(63)	(109)
Income (loss) from companies included at equity	**(538)**	(17)	97
Income (loss) from investments, net	**(2,461)**	2,638	332
Other interest and similar income of which from affiliated companies €20 (2002: €9; 2001: €31)	**521**	720	1,040
Interest and similar expenses of which from affiliated companies €16 (2002: €21; 2001: €21)	**(911)**	(1,040)	(1,317)
Interest expense, net	**(390)**	(320)	(277)
Income (loss) from securities and long-term receivables of which from affiliated companies €1 (2002: €7; 2001: €9)	**(15)**	84	291
Write-down of securities and long-term receivables	**(19)**	(71)	(16)
Other, net	**69**	(125)	(177)
Other financial income (loss), net	**35**	(112)	98
	(2,816)	2,206	153

DaimlerChrysler recognized an other-than-temporary impairment charge of €1.96 billion in the Group's consolidated statement of income (loss) for the third quarter of 2003, to write-down its investment in EADS to its quoted market value on that date. On that date, the carrying value of the Group's investment in EADS approximated €5.5 billion and its fair value (based on quoted market price) approximated €3.5 billion.

In 2002, the Group sold its 49.9% interest in T-Systems ITS. This sale resulted in a gain of €2,484 million, which is included in gains from disposals of investments and shares in affiliated and associated companies (see Note 4).

In 2001, EADS created a new company, Airbus SAS, and contributed all of its Airbus activities into the new company for a 100% ownership interest. Also in 2001, Airbus SAS issued new shares to BAe Systems in exchange for all of its Airbus activities. As a result of this transaction, EADS' ownership interest in Airbus SAS, which is consolidated by EADS, was diluted to 80%. DaimlerChrysler recognized under U.S. GAAP its share of the gain resulting from the formation of Airbus SAS in the amount of €747 million in income (loss) from companies included at equity.

The Group capitalized interest expenses related to qualifying construction projects of €100 million (2002: €147 million; 2001: €275 million).

9. Income Taxes

Income (loss) before income taxes consists of the following:

(in millions of €)	2003	Year ended December 31, 2002	2001
Germany	**(736)**	4,205	4,301
Non-German countries	**1,332**	1,720	(5,955)
	596	5,925	(1,654)

The income (loss) in Germany includes the income (loss) from companies included at equity if the shares of those companies are held by German companies. In 2003, the write-down of the investment in EADS of €1,960 million is also included.

Income tax expense (benefit) is comprised of the following components:

(in millions of €)	2003	Year ended December 31, 2002	2001
Current taxes			
Germany	**766**	1,141	705
Non-German countries	**(432)**	(286)	(512)
Deferred taxes			
Germany	**172**	(441)	642
Non-German countries	**473**	701	(1,684)
	979	1,115	(849)

For German companies, the deferred taxes at December 31, 2003 were calculated using a federal corporate tax rate of 25% (2002: 26.5% for deferred taxes which will reverse in 2003 and 25% for deferred taxes which will reverse after 2003; 2001: 25%). Deferred taxes were also calculated with a solidarity surcharge of 5.5% for each year on federal corporate taxes plus the after federal tax benefit rate for trade tax of 12.125% (2002: 11.842% for deferred taxes which will reverse in 2003 and 12.125% for deferred taxes which will reverse after 2003; 2001: 12.125%). Including the impact of the surcharge and the trade tax, the tax rate applied to German deferred taxes amounted to 38.5% (2002: 39.8% for deferred taxes which will reverse in 2003 and 38.5% for deferred taxes which will reverse after 2003; 2001: 38.5%).

In 2003, the German government enacted new tax legislation which, among other changes, provides that, beginning January 1, 2004, 5% of dividends received from German companies and 5% from certain gains from the sale of shares in affiliated and unaffiliated companies are no longer tax-free while losses from the sale of shares in affiliated and unaffiliated companies continue to be non-deductible. The change in tax legislation resulted in a deferred tax expense due to the deferred tax liabilities on the unrealized gains. The effect of the increase in the deferred tax liabilities of the Group's German companies was recognized in the year of enactment and as a result, a deferred tax expense of €64 million was included in the consolidated statement of income (loss) in 2003.

In 2002, the German government enacted new tax legislation for the purpose of financing the flood disaster which, among other changes, increased the Group's statutory corporate tax rate for German companies from 25% to 26.5%, effective only for the calendar year 2003. The effect of the increase in the tax rate on the deferred tax assets and liabilities of the Group's German companies was recognized in the year of enactment and as a result, a net charge of €3 million was included in the consolidated statement of income (loss) in 2002.

The effect of the tax law changes in Germany in 2003 and 2002 are reflected separately in the reconciliations presented below.

A reconciliation of expected income tax expense (benefit) to actual income tax expense (benefit) determined using the applicable German corporate tax rate for the calendar year of 26.5% (2002 and 2001: 25%) plus a solidarity surcharge of 5.5% on federal corporate taxes payable plus the after federal tax benefit rate for trade taxes of 11.842% (2002 and 2001: 12.125%) for a combined statutory rate of 39.8% in 2003 (2002 and 2001: 38.5%) is as follows:

(in millions of €)	2003	Year ended December 31, 2002	2001
Expected expense (benefit) for income taxes	**237**	2,281	(637)
Tax rate differential with non-German countries	**(489)**	(247)	97
Gains from sales of business interests (T-Systems ITS, TEMIC, Adtranz, debitel)	**–**	(1,012)	(191)
Trade tax rate differential	**(37)**	(34)	(54)
Changes in valuation allowances on German deferred tax assets	**–**	–	29
Non-deductible equity method investment impairment	**780**	–	–
Tax effect of equity method investments	**159**	1	(25)
Amortization of non-deductible goodwill	**–**	–	5
Tax free income and non-deductible expenses	**269**	178	(99)
Effect of changes in German tax laws	**64**	3	–
Dividend distribution credit at DCAG	**–**	(57)	–
Other	**(4)**	2	26
Actual expense (benefit) for income taxes	**979**	1,115	(849)

In 2002, income tax credits from dividend distribution reflected the tax benefit from the 2001 dividend distribution of €1.00 per Ordinary Share paid in 2002.

The Group has various open income tax years unresolved with the taxing authorities in various jurisdictions. The open years are either currently under review by certain taxing authorities or not yet under examination. The Group believes it has made adequate liabilities accrued for any future income taxes that may be owed for all open years. Included in the line "tax rate differential with non-German countries" above is a tax benefit and related interest of €571 million which have resulted in 2003 in connection with agreements reached with the tax authorities in the U.S. on a claim pertaining to additional research and development credits for tax years 1986 through 1998. Included in the line "tax free income and non-deductible expenses" is a tax expense and related interest of €318 million pertaining primarily to tax costs associated with current year developments resulting from the examination of the German tax Group's tax filings by the German tax authorities for the years 1994 to 1998.

Deferred income tax assets and liabilities are summarized as follows:

	At December 31, 2003	2002
(in millions of €)		
Property, plant and equipment	**637**	611
Investments and long-term financial assets	**2,387**	2,132
Equipment on operating leases	**727**	956
Inventories	**565**	709
Receivables	**429**	663
Securities	**522**	28
Net operating loss and tax credit carryforwards	**2,996**	3,002
Pension plans and similar obligations	**3,205**	3,424
Other accrued liabilities	**4,573**	4,938
Liabilities	**1,330**	1,733
Deferred income	**1,069**	1,138
Other	**77**	92
	18,517	19,426
Valuation allowances	**(229)**	(241)
Deferred tax assets	**18,288**	19,185
Property, plant and equipment	**(3,702)**	(3,733)
Equipment on operating leases	**(6,333)**	(7,855)
Receivables	**(3,068)**	(2,558)
Securities	**(736)**	(472)
Prepaid expenses	**(366)**	(388)
Pension plans and similar obligations	**(2,124)**	(1,497)
Other accrued liabilities	**(166)**	(112)
Taxes on undistributed earnings of non-German subsidiaries	**(331)**	(399)
Liabilities	**(1,020)**	(567)
Other	**(490)**	(303)
Deferred tax liabilities	**(18,336)**	(17,884)
Deferred tax assets (liabilities), net	**(48)**	1,301

At December 31, 2003, the Group had corporate tax net operating losses ("NOLs") amounting to €2,991 million (2002: €2,346 million), trade tax NOLs amounting to €40 million (2002: €2,888 million) and credit carryforwards amounting to €1,700 million (2002: €1,788 million). The corporate tax NOLs mainly relate to losses of U.S. companies and are partly limited in their use to the Group. Of the total, corporate tax NOLs amounting to €126 million expire at various dates from 2005 through 2013, €2,524 million expire in the year 2023 and €341 million can be carried forward indefinitely. The credit carryforwards relate to U.S. companies and are partly limited in their use to the Group. Of the total, credit carryforwards amounting to €58 million expire from 2005 through 2022, €1,024 million expire in the year 2023 and €618 million can be carried forward indefinitely. The trade tax NOLs are not limited in their use.

The valuation allowances on deferred tax assets decreased by €12 million. In future periods, depending upon the financial results, management's estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

	At December 31, 2003 Total	thereof non-current	At December 31, 2002 Total	thereof non-current
(in millions of €)				
Deferred tax assets	**2,688**	**1,982**	3,613	1,714
Deferred tax liabilities	**(2,736)**	**(595)**	(2,312)	(1,535)
Deferred tax assets (liabilities), net	**(48)**	**1,387**	1,301	179

DaimlerChrysler recorded deferred tax liabilities for non-German withholding taxes of €239 million (2002: €288 million) on €4,782 million (2002: €5,760 million) in cumulative undistributed earnings of non-German subsidiaries and additional German tax of €92 million (2002: €111 million) on the future payout of these foreign dividends because the earnings are not intended to be permanently reinvested in those operations.

The Group did not provide income taxes or non-German withholding taxes on €7,891 million (2002: €6,950 million) in cumulative earnings of non-German subsidiaries because the earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Including the items charged or credited directly to related components of accumulated other comprehensive income (loss) and the expense (benefit) of discontinued operations and from changes in accounting principles, the expense (benefit) for income taxes consists of the following:

	Year ended December 31, 2003	2002	2001
(in millions of €)			
Expense (benefit) for income taxes of continuing operations	**979**	1,115	(849)
Expense for income taxes of discontinued operations	**202**	62	72
Income tax benefit from changes in accounting principles	**(35)**	-	-
Stockholders' equity for items in accumulated other comprehensive income	**1,105**	(2,699)	(507)
	2,251	(1,522)	(1,284)

In 2003, tax benefits of €105 million (2002: €175 million) from the reversal of deferred tax asset valuation allowances at subsidiaries of MMC were recorded as a reduction of the investor level goodwill relating to the Group's investment in MMC.

10. Discontinued Operations

On December 31, 2003, as a part of its ongoing strategy to focus on its core automotive business, DaimlerChrysler completed the sale of its 100% equity ownership interest in MTU Aero Engines GmbH ("MTU Aero Engines") to Kohlberg, Kravis and Roberts & Co. Ltd., an investment company resulting in an after tax gain of €882 million, net of taxes of €149 million (see Note 4). Pursuant to the requirements of SFAS 144, the results of MTU Aero Engines and the gain on sale are reported as discontinued operations and the Group's consolidated financial statements for all prior periods have been adjusted to reflect this presentation. However, the operating profit of MTU Aero Engines is included in the Other Activities segment operating profit in 2003, 2002 and 2001 (see Note 34).

The operating results of the discontinued operations are as follows:

	Year ended December 31, 2003	2002	2001
(in millions of €)			
Revenues	**1,933**	2,215	2,487
Income before income taxes	**67**	143	171
Income taxes	**(53)**	(62)	(72)
Minority interests	**-**	1	2
Earnings from discontinued operations	**14**	82	101

11. Cumulative Effects of Changes in Accounting Principles

Variable Interest Entities. DaimlerChrysler adopted the provisions of FIN 46R pertaining to the consolidation of variable interest entities that are special purpose entities as of December 31, 2003 (see Note 2). The cumulative effect of adopting FIN 46R was a reduction of net income of €30 million, net of taxes of €35 million (€0.03 per share), recognized in the consolidated statement of income (loss) in 2003.

Goodwill and Other Intangible Assets. Adoption of SFAS 142 - DaimlerChrysler adopted SFAS 142 on January 1, 2002. The after-tax transitional goodwill impairment charge recognized in the consolidated statement of income (loss) in 2002 by DaimlerChrysler was €159 million (€0.16 per share), which represents the Group's proportionate share of the transitional goodwill impairment charges from equity method investees, primarily EADS.

12. Goodwill

Information with respect to changes in the Group's goodwill is presented in the Consolidated Fixed Asset Schedule included herein.

In 2003, goodwill of €26 million (2002: €61 million) was recorded in connection with the acquisition of dealerships in Europe and €20 million (2002: €71 million) was recorded in connection with certain other acquisitions, each of which were immaterial individually and in the aggregate. In 2002, a goodwill impairment charge of €40 million was recognized in connection with the contracted sales of two businesses in the Commercial Vehicles segment (see Note 4). The remaining changes in the carrying amount of goodwill primarily relate to currency translation adjustments.

At December 31, 2003, the carrying value of goodwill, excluding investor level goodwill, allocated to the Group's reportable segments are: Mercedes Car Group €160 million (2002: €104 million), Chrysler Group €969 million (2002: €1,165 million), Commercial Vehicles €588 million (2002: €696 million), Services €62 million (2002: €62 million) and Other Activities €37 million (2002: €44 million).

Upon adoption of SFAS 142 in 2002, intangible assets relating to distribution rights with a net carrying amount of €44 million were reclassified from goodwill to other intangible assets.

All goodwill has been allocated to a reporting unit as of December 31, 2003 and 2002.

DaimlerChrysler's investor level goodwill in companies accounted for using the equity method was €559 million at December 31, 2003 (2002: €845 million). Such goodwill is not subject to the impairment tests required by SFAS 142. Instead, the total investment, including investor level goodwill, will continue to be evaluated for impairment when conditions indicate that a decline in fair value of the investment below the carrying amount is other than temporary.

Adjusted Prior Period Information. Net loss and loss per share for the years ended December 31, 2001, adjusted to exclude goodwill amortization expense (including amounts recognized in income (loss) from investments representing investor level equity method goodwill amortization) and investee level goodwill amortization resulting from the Group's investment in EADS, were as follows:

	Year ended December 31, 2001
Net loss (in millions of €)	
Reported net loss	(662)
Goodwill amortization	236
Goodwill amortization - investee level	168
Adjusted net loss	(258)
Loss per share (in €)	
Reported loss per share - basic	(0.66)
Goodwill amortization	0.24
Goodwill amortization - investee level	0.16
Adjusted loss per share - basic	(0.26)
Reported loss per share - diluted	(0.66)
Goodwill amortization	0.24
Goodwill amortization - investee level	0.16
Adjusted loss per share - diluted	(0.26)

13. Other Intangible Assets

Information with respect to changes in the Group's other intangible assets is presented in the Consolidated Fixed Asset Schedule included herein.

Other intangible assets comprise:

(in millions of €)	At December 31, 2003	2002
Other intangible assets subject to amortization		
Gross carrying amount	**1,047**	1,036
Accumulated amortization	**(694)**	(634)
Net carrying amount	**353**	402
Other intangible assets not subject to amortization	**2,466**	2,453
	2,819	2,855

DaimlerChrysler's other intangible assets subject to amortization represent concessions, industrial property rights and similar rights (€188 million) as well as software (€121 million). The additions in 2003 of €178 million (2002: €175 million) with a weighted average useful life of 4 years primarily include software. Distribution rights amounting to €44 million were reclassified from goodwill to other intangible assets on January 1, 2002. The aggregate amortization expense for the years ended December 2003, 2002 and 2001, was €178 million, €175 million and €172 million, respectively.

Amortization expense for the gross carrying amount of other intangible assets at December 31, 2003, is estimated to be €131 million in 2004, €88 million in 2005, €51 million in 2006, €24 million in 2007 and €8 million in 2008.

Other intangible assets not subject to amortization represent intangible pension assets.

14. Property, Plant and Equipment, net

Information with respect to changes in the Group's property, plant and equipment is presented in the Consolidated Fixed Assets Schedule included herein.

Property, plant and equipment includes buildings, technical equipment and other equipment capitalized under capital lease agreements of €195 million (2002: €152 million). Depreciation expense and impairment charges on assets under capital lease arrangements were €19 million (2002: €15 million; 2001: €13 million).

Future minimum lease payments due from property, plant and equipment under capital leases at December 31, 2003 amounted to €393 million and are as follows:

(in millions of €)	2004	2005	2006	2007	2008	there-after
Future minimum lease payments	34	36	35	31	31	226

15. Equipment on Operating Leases, net

Information with respect to changes in the Group's equipment on operating leases is presented in the Consolidated Fixed Assets Schedule included herein. Of the total equipment on operating leases, €23,653 million represent automobiles and commercial vehicles (2002: €27,361 million).

Noncancellable future lease payments due from customers for equipment on operating leases at December 31, 2003 amounted to €11,499 million and are as follows:

(in millions of €)	2004	2005	2006	2007	2008	there-after
Future lease payments	5,835	3,254	1,643	447	167	153

16. Inventories

(in millions of €)	At December 31, 2003	2002
Raw materials and manufacturing supplies	**1,569**	1,900
Work-in-process	**2,280**	2,693
Finished goods, parts and products held for resale	**11,350**	11,567
Advance payments to suppliers	**59**	63
	15,258	16,223
Less: Advance payments received thereof relating to long-term contracts and programs in process €70 (2002: €127)	**(310)**	(581)
	14,948	15,642

Certain of the Group's U.S. inventories are valued using the LIFO method. If the FIFO method had been used instead of the LIFO method, inventories would have been higher by €614 million (2002: €724 million). For the years ended December 31, 2003, 2002 and 2001, inventory quantities were reduced, which resulted in a liquidation of LIFO inventory carried at lower costs which prevailed in prior years. The effect of the liquidation was to decrease cost of sales by €9 million, €42 million and €29 million in 2003, 2002 and 2001, respectively.

17. Trade Receivables

(in millions of €)	At December 31, 2003	2002
Receivables from sales of goods and services	**6,617**	6,879
Long-term contracts and programs, unbilled, net of advance payments received	**51**	47
	6,668	6,926
Allowance for doubtful accounts	**(587)**	(629)
	6,081	6,297

As of December 31, 2003, €172 million of the trade receivables mature after more than one year (2002: €110 million).

Changes in the allowance for doubtful accounts for trade receivables were as follows:

(in millions of €)	Year ended December 31, 2003	2002	2001
Balance at beginning of year	**629**	646	711
Charged to costs and expenses	**23**	95	21
Amounts written off	**(48)**	(63)	(49)
Currency translation and other changes	**(17)**	(49)	(37)
Balance at end of year	**587**	629	646

18. Receivables from Financial Services

(in millions of €)	At December 31, 2003	2002
Receivables from:		
Sales financing	**43,079**	41,386
Finance leases	**14,298**	16,423
	57,377	57,809
Initial direct costs	**217**	250
Unearned income	**(4,576)**	(5,590)
Unguaranteed residual value of leased assets	**885**	1,178
	53,903	53,647
Allowance for doubtful accounts	**(1,265)**	(1,559)
	52,638	52,088

As of December 31, 2003, €33,328 million of the financing receivables mature after more than one year (2002: €34,472 million).

Changes in the allowance for doubtful accounts for receivables from financial services were as follows:

(in millions of €)	Year ended December 31, 2003	2002	2001
Balance at beginning of year	**1,559**	1,602	890
Provisions for credit losses	**553**	1,004	1,446
Net credit losses	**(492)**	(639)	(783)
Reversals	**(63)**	(36)	(88)
Currency translation and other changes	**(292)**	(372)	137
Balance at end of year	**1,265**	1,559	1,602

Sales financing and finance lease receivables consist of retail installment sales contracts secured by automobiles and commercial vehicles. Contractual maturities applicable to receivables from sales financing and finance leases of €57,377 million at December 31, 2003 are as follows:

(in millions of €)	2004	2005	2006	2007	2008	there-after
Maturities	21,153	10,596	9,495	6,320	3,283	6,530

Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and charge-offs.

19. Other Receivables

(in millions of €)	At December 31, 2003	2002
Receivables from affiliated companies	**1,172**	1,118
Receivables from related companies [1]	**922**	1,265
Retained interests in sold receivables and subordinated asset backed certificates	**3,157**	4,241
Other receivables and other assets	**11,485**	11,672
	16,736	18,296
Allowance for doubtful accounts	**(888)**	(723)
	15,848	17,573

1 Related companies include entities which have a significant ownership in DaimlerChrysler or entities in which the Group holds a significant investment.

As of December 31, 2003, €6,617 million of the other receivables mature after more than one year (2002: €6,851 million).

Changes in the allowance for doubtful accounts for other receivables were as follows:

(in millions of €)	Year ended December 31, 2003	2002	2001
Balance at beginning of year	**723**	726	957
Charged to costs and expenses	**134**	28	50
Amounts written off	**(2)**	(11)	(363)
Currency translation and other changes	**33**	(20)	82
Balance at end of year	**888**	723	726

20. Securities, Investments and Long-Term Financial Assets

Information with respect to the Group's investments and long-term financial assets is presented in the Consolidated Fixed Assets Schedule included herein. Short-term securities included in non-fixed assets are comprised of the following:

	At December 31, 2003	2002
(in millions of €)		
Debt securities	**3,104**	3,127
Equity securities	**30**	29
Debt-based funds	**134**	137
	3,268	3,293

Carrying amounts and fair values of debt and equity securities included in securities and investments for which fair values are readily determinable are classified as follows:

	At December 31, 2003				At December 31, 2002			
	Cost	Fair value	Unrealized Gain	Unrealized Loss	Cost	Fair value	Unrealized Gain	Unrealized Loss
(in millions of €)								
Available-for-sale	**3,107**	**3,136**	**34**	**5**	3,085	3,086	20	19
Trading	**122**	**132**	**10**	**-**	202	207	6	1
Short-term securities	**3,229**	**3,268**	**44**	**5**	3,287	3,293	26	20
Long-term securities	**246**	**353**	**107**	**-**	112	197	85	-
Investments with quoted market price	**488**	**802**	**314**	**-**	488	531	43	-
	3,963	**4,423**	**465**	**5**	3,887	4,021	154	20

None of the aggregate gross unrealized holding losses related to available-for-sale securities, which are presented separately by type of security in the table below, have extended beyond 12 months. DaimlerChrysler considers these impairments to be temporary given the short duration of the respective declines in value and because no facts or circumstances have indicated that such declines are other than temporary.

The aggregate costs, fair values and gross unrealized holding gains and losses per security class are as follows:

	At December 31, 2003				At December 31, 2002			
	Cost	Fair value	Unrealized Gain	Unrealized Loss	Cost	Fair value	Unrealized Gain	Unrealized Loss
(in millions of €)								
Equity securities	**600**	**1,023**	**423**	**-**	610	733	129	6
Debt securities issued by the German government and other political subdivisions	**248**	**248**	**-**	**-**	566	566	1	1
Debt securities issued by non-German governments	**338**	**343**	**5**	**-**	280	282	2	-
Corporate debt securities	**1,478**	**1,492**	**18**	**4**	1,152	1,159	8	1
Equity-based funds	**141**	**141**	**-**	**-**	-	-	-	-
Debt-based funds	**133**	**135**	**2**	**-**	147	137	-	10
Mortgage-backed securities	**570**	**572**	**3**	**1**	534	541	8	1
Other marketable debt securities	**333**	**337**	**4**	**-**	396	396	-	-
Available-for-sale	**3,841**	**4,291**	**455**	**5**	3,685	3,814	148	19
Trading	**122**	**132**	**10**	**-**	202	207	6	1
	3,963	**4,423**	**465**	**5**	3,887	4,021	154	20

The estimated fair values of investments in debt securities (excluding debt-based funds), by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	At December 31, 2003	2002
(in millions of €)		
Due within one year	**779**	1,054
Due after one year through five years	**1,366**	1,021
Due after five years through ten years	**422**	382
Due after ten years	**425**	487
	2,992	2,944

Proceeds from disposals of available-for-sale securities were €2,743 million (2002: €5,254 million; 2001: €3,402 million). Gross realized gains from sales of available-for-sale securities were €8 million (2002: €157 million; 2001: €425 million), while gross realized losses were €15 million (2002: €23 million; 2001: €145 million). DaimlerChrysler uses the weighted average cost method as a basis for determining cost and calculating realized gains and losses.

Other securities classified as cash equivalents were approximately €5.3 billion and €4.6 billion at December 31, 2003 and 2002, respectively, and consisted primarily of purchase agreements, commercial paper and certificates of deposit.

21. Liquid Assets

Liquid assets recorded under various balance sheet captions are as follows:

	At December 31, 2003	2002	2001
(in millions of €)			
Cash and cash equivalents [1]			
originally maturing within 3 months	**10,767**	9,100	10,715
originally maturing after 3 months	**250**	30	31
Total cash and cash equivalents	**11,017**	9,130	10,746
Securities	**3,268**	3,293	3,759
Other	**–**	5	20
	14,285	12,428	14,525

1 Cash and cash equivalents are mainly comprised of cash at banks, cash on hand and checks in transit.

The following cash flows represent supplemental information with respect to net cash provided by operating activities:

	Year ended December 31, 2003	2002	2001
(in millions of €)			
Interest paid	**3,207**	3,615	4,616
Income taxes paid (refunded)	**937**	(1,178)	(624)

For the year ended December 31, 2003, net cash provided by financing activities included proceeds (payments) of early terminated derivatives of €556 million (2002: €117 million; 2001: €– million).

22. Prepaid Expenses

Prepaid expenses are comprised of the following:

	At December 31, 2003	2002
(in millions of €)		
Prepaid pension cost	**260**	243
Other prepaid expenses	**835**	719
	1,095	962

As of December 31, 2003, €434 million of the total prepaid expenses mature after more than one year (2002: €352 million).

23. Stockholders' Equity

Number of Shares Issued and Outstanding. DaimlerChrysler had issued and outstanding 1,012,824,191 registered Ordinary Shares of no par value at December 31, 2003 (2002: 1,012,803,493). Each share represents a nominal value of €2.60 of capital stock.

Treasury Stock. In 2003, DaimlerChrysler purchased approximately 1.3 million (2002: 1.1 million; 2001: 1.4 million) Ordinary Shares in connection with an employee share purchase plan, of which 1.3 million (2002: 1.1 million; 2001: 1.2 million) were re-issued to employees. The remaining 0.2 million in 2001 were resold in the market.

Authorized and Conditional Capital. On April 9, 2003, the annual meeting authorized the Board of Management through April 8, 2008, upon approval of the Supervisory Board, to increase capital stock by issuing new, no par value registered shares in exchange for cash contributions totaling €500 million as well as by issuing new, no par value registered shares in exchange for non-cash contributions totaling €500 million and to increase capital stock by issuing Ordinary Shares to employees totaling €26 million. In addition, DaimlerChrysler AG is authorized through October 9, 2004, to acquire treasury stock for certain defined purposes up to a maximum nominal amount of €263 million of capital stock, representing approximately 10% of issued and outstanding capital stock.

DaimlerChrysler is authorized to issue convertible bonds and notes with warrants in a nominal volume of up to €15 billion by April 18, 2005. The convertible bonds and notes with warrants shall grant to the holders or creditors option or conversion rights for new shares in DaimlerChrysler in a nominal amount not to exceed €300 million of capital stock. DaimlerChrysler is also entitled to grant up to 96,000,000 rights (representing up to a nominal amount of approximately €250 million of capital stock) with respect to the DaimlerChrysler Stock Option Plan by April 18, 2005.

In 2003, no options were exercised from the Stock Option Plan 1996. In 2002, 7,035 Ordinary Shares of DaimlerChrysler were issued upon exercise of options from this Plan.

Convertible Notes. In June 1997, DaimlerChrysler issued 5.75% subordinated mandatory convertible notes due June 14, 2002, with a nominal amount of €66.83 per note. These convertible notes represented at the date of issue a nominal amount of €508 million including 7,600,000 notes which could be converted, subject to adjustment, into 0.86631 newly issuable shares of DaimlerChrysler AG for each note before June 4, 2002. During 2002, 17,927 DaimlerChrysler Ordinary Shares were issued upon exercise (2001: 87). On June 14, 2002, the mandatory conversion date, 7,572,881 notes were converted into 9,506,483 newly issued Ordinary Shares of DaimlerChrysler AG. The conversion price of €52.72 was determined on June 8, 2002, on the basis of the average closing auction price for the shares in Xetra-trading for the period between May 13, 2002 and June 7, 2002. Because this conversion price was below the adjusted minimum conversion price of €53.19, the number of shares was calculated based on the adjusted minimum conversion price. Thus each shareholder received 1.25643 Ordinary Shares of DaimlerChrysler AG per note. Fractions that remained after aggregation were settled in cash based on a conversion rate of €52.72 amounting to a total cash payment of €0.4 million.

During 1996, DaimlerChrysler Luxembourg Capital S.A., a wholly-owned subsidiary of DaimlerChrysler, issued 4.125% bearer notes with appertaining warrants due July 5, 2003, in the amount of €613 million (with nominal value of €511 each), which entitled the bond holders to subscribe for a total of 12,366,324 shares (7,728,048 of which represents newly issued shares totaling €383 million) of DaimlerChrysler. According to the note agreements the option price per share was €42.67 in consideration of exchange of the notes or €44.49 in cash. The warrants expired on June 18, 2003. In 2003 (until June 18) 20,698 (2002: 50; 2001: -) ordinary shares were issued as a result of exercises of warrants. The repayment for the remaining options was made on July 5, 2003.

Comprehensive Income. The changes in the components of accumulated other comprehensive income (loss) are as follows:

	Year ended December 31, 2003			Year ended December 31, 2002			Year ended December 31, 2001		
(in millions of €)	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Unrealized gains (losses) on securities (incl. retained interests):									
Unrealized holding gains (losses)	**731**	**(146)**	**585**	122	(77)	45	(129)	149	20
Reclassification adjustments for (gains) losses included in net income (loss)	**(255)**	**77**	**(178)**	(223)	43	(180)	(46)	(111)	(157)
Unrealized gains (losses) on securities	**476**	**(69)**	**407**	(101)	(34)	(135)	(175)	38	(137)
Unrealized gains (losses) on derivatives hedging variability of cash flows:									
Unrealized derivative gains (losses)	**4,406**	**(1,682)**	**2,724**	2,417	(952)	1,465	(708)	257	(451)
Reclassification adjustments for (gains) losses included in net income (loss)	**(2,506)**	**944**	**(1,562)**	(111)	48	(63)	829	(307)	522
Unrealized derivative gains (losses)	**1,900**	**(738)**	**1,162**	2,306	(904)	1,402	121	(50)	71
Minimum pension liability adjustments	**662**	**(218)**	**444**	(10,022)	3,721	(6,301)	(1,436)	552	(884)
Foreign currency translation adjustments	**(1,481)**	**(80)**	**(1,561)**	(3,154)	(84)	(3,238)	598	(33)	565
Other comprehensive income (loss)	**1,557**	**(1,105)**	**452**	(10,971)	2,699	(8,272)	(892)	507	(385)

Miscellaneous. The minority stockholders of Dornier GmbH, a subsidiary of DADC Luft- und Raumfahrt Beteiligungs AG, have the right, exercisable at any time, to exchange their shareholdings in Dornier for cash or holdings in DaimlerChrysler AG or its subsidiary DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft. Some of the Dornier minority stockholders partially exercised this right in 2001. In 2002, an additional minority shareholder partially exercised his right to transfer his Dornier shares to DaimlerChrysler AG.

Under the German corporation law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the unappropriated accumulated earnings of DaimlerChrysler AG (parent company only) as reported in its statutory financial statements determined in accordance with the German commercial code (Handelsgesetzbuch). For the year ended December 31, 2003, DaimlerChrysler management has proposed a distribution of €1,519 million (€1.50 per share) of the 2003 earnings of DaimlerChrysler AG as a dividend to the stockholders.

Exchange rate effects on the components of other comprehensive income principally are shown within changes of the cumulative translation adjustment.

24. Stock-Based Compensation

The Group currently has two stock option plans, various stock appreciation rights ("SARs") plans and medium term incentive awards. As discussed in Note 1, DaimlerChrysler adopted the provisions of SFAS 123 prospectively for all awards granted after December 31, 2002. Awards granted in previous periods will continue to be accounted for using the provisions of APB 25 and related interpretations.

Stock Option Plans. In April 2000, the Group's shareholders approved the DaimlerChrysler Stock Option Plan 2000 which provides for the granting of stock options for the purchase of DaimlerChrysler Ordinary Shares to eligible employees. Options granted under the Stock Option Plan 2000 are exercisable at a reference price per DaimlerChrysler Ordinary Share determined in advance plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per DaimlerChrysler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%.

The table below shows the basic terms of options issued (in millions) under the Stock Option Plan 2000:

Year of Grant	Reference price	Exercise price	Options granted	Options outstanding	Options exercisable
				At December 31, 2003	
2000	€62.30	€74.76	15.2	**14.2**	**14.2**
2001	€55.80	€66.96	18.7	**17.7**	**8.9**
2002	€42.93	€51.52	20.0	**19.6**	–
2003	€28.67	€34.40	20.5	**20.0**	–

In May 2000, certain shareholders challenged the approval of the Stock Option Plan 2000 at the stockholders' meeting on April 19, 2000. In October 2000, the Stuttgart District Court (Landgericht Stuttgart) dismissed the case and the Stuttgart Court of Appeals (Oberlandesgericht Stuttgart) dismissed an appeal in June 2001. The shareholders appealed the decision of the Stuttgart Court of Appeals to the Federal Supreme Court (Bundesgerichtshof) in July 2001. In March 2002, the Federal Supreme Court decided not to admit the appeal. In April 2002, a constitutional appeal was filed against this decision. The Federal Constitutional Court (Bundesverfassungsgericht) decided in May 2003 not to admit the constitutional appeal.

DaimlerChrysler established, based on shareholder approvals, the 1998, 1997 and 1996 Stock Option Plans (former Daimler-Benz plans), which provide for the granting of options for the purchase of DaimlerChrysler Ordinary Shares to certain members of management. The options granted under the plans are evidenced by non-transferable convertible bonds with a principal amount of €511 per bond due ten years after issuance. During certain specified periods each year, each convertible bond may be converted into 201 DaimlerChrysler Ordinary Shares, if the market price per share on the day of conversion is at least 15% higher than the predetermined conversion price and the options (granted in 1998 and 1997) have been held for a 24 month waiting period.

The basic terms of the bonds and the related stock options issued (in millions) under these plans are as follows:

Bonds granted in	Stated interest rate	Conversion price	Related stock options granted	Stock options outstanding	Stock options exercisable
				At December 31, 2003	
1996	5.9%	€42.62	0.9	.	.
1997	5.3%	€65.90	7.4	**5.4**	–
1998	4.4%	€92.30	8.2	**6.2**	–

In the second quarter of 1999, DaimlerChrysler converted all options granted under the 1998 and 1997 Stock Option Plans into SARs. All terms and conditions of the new SARs are identical to the stock options which were replaced, except that the holder of a SAR has the right to receive cash equal to the difference between the exercise price of the original option and the fair value of the Group's stock at the exercise date rather than receiving DaimlerChrysler Ordinary Shares.

Analysis of the stock options issued is as follows (options in millions; per share amounts in €):

	2003 Number of stock options	2003 Average exercise price per share	2002 Number of stock options	2002 Average exercise price per share	2001 Number of stock options	2001 Average exercise price per share
Balance at beginning of year	**53.1**	**63.40**	33.6	70.43	15.3	74.65
Options granted	**20.5**	**34.40**	20.0	51.52	18.7	66.96
Exercised	**–**	**–**	–	–	–	–
Forfeited	**(1.2)**	**51.83**	(0.5)	61.29	(0.4)	70.08
Expired	**(0.8)**	**74.76**	–	–	–	–
Outstanding at year-end	**71.6**	**55.18**	53.1	63.40	33.6	70.43
Exercisable at year-end	**23.1**	**71.71**	7.6	74.56	0.1	42.62

For the year ended December 31, 2003, the Group recognized compensation expense on stock options (before taxes) of €95 million (2002: €57 million; 2001: €19 million).

The fair values of the DaimlerChrysler stock options issued in 2003, 2002 and 2001 were measured at grant date (beginning of April) based on a modified Black-Scholes option-pricing model, which considers the specific terms of issuance. The table below presents the underlying assumptions as well as the resulting fair values and total values (in millions of €):

	2003	2002	2001
Expected dividend yield	**5.6%**	2.0%	4.6%
Expected volatility	**35%**	30%	33%
Risk-free interest rate	**2.9%**	4.2%	4.2%
Expected lives (in years)	**3**	3	3
Fair value per option	**€6.00**	€18.70	€12.15
Total value by award	**123.0**	374.0	227.2

Unearned compensation expense (before taxes) of all outstanding and unvested stock options as of December 31, 2003, totals €122 million (2002: €104 million; 2001: €13 million).

Stock Appreciation Rights Plans. In 1999, DaimlerChrysler established a stock appreciation rights plan (the "SAR Plan 1999") which provides eligible employees of the Group with the right to receive cash equal to the appreciation of DaimlerChrysler Ordinary Shares subsequent to the date of grant. The stock appreciation rights granted under the SAR Plan 1999 vest in equal installments on the second and third anniversaries from the date of grant. All unexercised SARs expire ten years from the grant date. The exercise price of a SAR is equal to the fair market value of DaimlerChrysler's Ordinary Shares on the date of grant. On February 24, 1999, the Group issued 11.4 million SARs at an exercise price of €89.70 each, of which 9.7 million SARs are outstanding and exercisable at year-end 2003.

As discussed above (see "Stock Option Plans"), in the second quarter of 1999 DaimlerChrysler converted all options granted under its existing stock option plans from 1997 and 1998 into SARs.

In conjunction with the consummation of the merger between Daimler-Benz and Chrysler in 1998, the Group implemented a SAR plan through which 22.3 million SARs were issued at an exercise price of $75.56 each, of which 15.0 million SARs are outstanding and exercisable at year-end 2003. The initial grant of SARs replaced Chrysler fixed stock options that were converted to DaimlerChrysler Ordinary Shares as of the consummation of the merger. SARs which replaced stock options that were exercisable at the time of the consummation of the merger were immediately exercisable at the date of grant. SARs related to stock options that were not exercisable at the date of consummation of the merger became exercisable in two installments; 50% on the six-month and one-year anniversaries of the consummation date.

A summary of the activity related to the Group's SAR plans as of and for the years ended December 31, 2003, 2002 and 2001 is presented below (SARs in millions; per share amounts in €):

	2003 Number of SARs	2003 Weighted average excercise price	2002 Number of SARs	2002 Weighted average excercise price	2001 Number of SARs	2001 Weighted average excercise price
Outstanding at beginning of year	**40.3**	**79.13**	42.5	84.75	44.5	82.87
Granted	**–**	**–**	–	–	–	–
Exercised	**–**	**–**	–	–	–	–
Forfeited	**(4.0)**	**75.00**	(2.2)	78.31	(2.0)	85.93
Outstanding at year-end	**36.3**	**74.24**	40.3	79.13	42.5	84.75
SARs exercisable at year-end	**36.3**	**74.24**	40.3	79.13	42.5	84.75

Compensation expense or benefit (representing the reversal of previously recognized expense) on SARs is recorded based on changes in the market price of DaimlerChrysler Ordinary Shares. For the years ended December 31, 2003, 2002 and 2001, the Group recognized no compensation expense in connection with SARs.

Medium Term Incentive Awards. The Group grants medium term incentives to certain eligible employees that track, among others, the market value of the DaimlerChrysler Ordinary Shares over three year performance periods. The amount ultimately earned in cash at the end of a performance period is primarily based on the degree of achievement of corporate goals derived from competitive and internal planning benchmarks and the value of DaimlerChrysler Ordinary Shares at the end of three year performance periods. The benchmarks are return on net assets and return on sales. The Group issued 1.3 million medium term incentives in 2003 (2002: 1.2 million; 2001: 0.9 million).

For the year ended December 31, 2003 the Group recognized compensation expense (before taxes) of €35 million (2002: €20 million; 2001: €17 million) in connection with the medium term incentive awards.

25. Accrued Liabilities

Accrued liabilities are comprised of the following:

	At December 31, 2003 Total	2003 Due after one year	2002 Total	2002 Due after one year
(in millions of €)				
Pension plans and similar obligations (see Note 25a)	**13,467**	**12,275**	15,909	14,658
Income and other taxes	**2,794**	**946**	3,621	1,602
Other accrued liabilities (see Note 25b)	**22,911**	**8,662**	24,092	9,786
	39,172	**21,883**	43,622	26,046

a) Pension Plans and Similar Obligations

Pension plans and similar obligations are comprised of the following components:

	At December 31, 2003	2002
(in millions of €)		
Pension liabilities (pension plans)	**4,951**	7,393
Other postretirement benefits	**8,203**	8,167
Other benefit liabilities	**313**	349
	13,467	15,909

The decrease of the pension liabilities of €2.4 billion resulted primarily due to the favorable return on plan assets and to the total contributions to the plan assets of €2.1 billion in 2003.

The unfavorable return on plan assets in 2002 has increased the underfunded status of the Group's accumulated pension benefit obligations as of December 31, 2002. Consequently, DaimlerChrysler recognized additional pension liabilities amounting to €4.7 billion in 2002, which did not impact the consolidated statement of income in 2002. Of the €4.7 billion, the Group recognized €2.3 billion as an intangible pension asset and €2.4 billion within other comprehensive loss.

The increase in accrued other postretirement benefits results from currency exchange rates changes, additions minus payments and the transfer of €0.7 billion from the plan assets for other postretirement benefits (VEBA-Trust) to the plan assets for pensions which increased the accrued liabilities.

As described in Note 5 and Note 7, DaimlerChrysler implemented in 2001 restructuring plans at Freightliner and Chrysler Group, including certain workforce reduction initiatives. The impacts on the pension and postretirement obligations resulting from settlements and curtailments of these turnaround plans are contained in the following disclosures.

Pension Plans

The Group provides pension benefits to substantially all of its hourly and salaried employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

Investment Policies and Strategies. At December 31, 2003, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities, including 2,505,604 shares of DaimlerChrysler Ordinary Shares in a Canadian plan (14,855 shares) and in a German Plan (2,490,749 shares) with a market value of €0.4 million and of €92 million, respectively. Assets and income accruing on all pension trust and relief funds are used solely to pay pension benefits and administer the plans. The Group's pension asset allocation at December 31, 2003 and 2002, and target allocation for the year 2004, are as follows:

	Plan Assets German Plans			Plan Assets Non-German Plans		
	2004 planned	2003	2002	2004 planned	2003	2002
(in % of plan assets)						
Equity securities	58	**57**	48	64	65	57
Debt securities	36	**37**	41	30	30	36
Real estate	3	**3**	3	5	4	5
Other	3	**3**	8	1	1	2

Every 3-5 years, or more frequently if appropriate, DaimlerChrysler conducts asset-liability studies for the major pension funds. DaimlerChrysler will use the expertise of external investment and actuarial advisors. These studies are intended to determine the optimal long-term asset allocation with regard to the liability structure. The resulting Model Portfolio allocation aims at minimizing the economic cost of defined benefit schemes. At the same time the risks should be limited to an appropriate level.

The Model Portfolio is then expanded to a Benchmark Portfolio. The Benchmark Portfolio matches the asset class weights in the Model portfolio and expands the asset class by adding of sub-asset-classes with corresponding weights to implement an actual portfolio. By application of Modern Portfolio Theory an optimal one year target allocation is determined. This target allocation is then implemented and the performance in the current year is tracked against the benchmark portfolio.

The entire process is overseen by investment committees which consist of senior financial management especially from treasury and other appropriate executives. The Investment Committees meet regularly to approve the asset allocations, and review the risks and results of the major pension funds and approve the selection and retention of external managers of specific portfolios.

The majority of investments are in international blue chip equities on the one hand and high quality government and corporate bonds on the other hand. To maintain a wide range of diversification and to improve return opportunities, up to approximately 20% of assets are allocated to highly promising markets such as Private Equity, High Yield Debt, Convertibles and Emerging Markets. Internal controlling units monitor all investments. External depositary banks provide safekeeping of securities as well as reporting of transactions and assets.

Funded Status. The following information with respect to the Group's pension plans is presented by German Plans and non-German Plans (principally comprised of plans in the U.S.):

	At December 31, 2003		At December 31, 2002	
	German Plans	Non-German Plans	German Plans	Non-German Plans
(in millions of €)				
Change in projected benefit obligations:				
Projected benefit obligations at beginning of year	**10,941**	**22,008**	10,483	24,139
Foreign currency exchange rate changes	**-**	**(3,287)**	-	(3,829)
Service cost	**256**	**344**	226	384
Interest cost	**632**	**1,397**	629	1,622
Plan amendments	**5**	**652**	(1)	16
Actuarial losses	**124**	**1,200**	45	1,199
Dispositions	**(361)**	**(16)**	-	-
Acquisitions and other	**94**	**240**	63	37
Settlement/curtailment loss	**1**	**28**	2	292
Benefits paid	**(527)**	**(1,599)**	(506)	(1,852)
Projected benefit obligations at end of year	**11,165**	**20,967**	10,941	22,008
Change in plan assets:				
Fair value of plan assets at beginning of year	**6,789**	**17,755**	7,503	24,125
Foreign currency exchange rate changes	**-**	**(2,692)**	-	(3,465)
Actual return on plan assets	**983**	**3,256**	(1,101)	(1,756)
Employer contributions	**855**	**1,201**	807	621
Plan participant contributions	**-**	**18**	-	21
Dispositions	**(7)**	**(11)**	-	-
Acquisitions and other	**-**	**128**	-	36
Benefits paid	**(437)**	**(1,510)**	(420)	(1,827)
Fair value of plan assets at end of year	**8,183**	**18,145**	6,789	17,755

A reconciliation of the funded status, which is the difference between the projected benefit obligations and the fair value of plan assets, to the amounts recognized in the consolidated balance sheets is as follows:

	At December 31, 2003		At December 31, 2002	
(in millions of €)	German Plans	Non-German Plans	German Plans	Non-German Plans
Funded status	**2,982**	**2,822**	4,152	4,253
Amounts not recognized:				
Unrecognized actuarial net losses	**(3,244)**	**(7,194)**	(3,837)	(8,762)
Unrecognized prior service cost	**(4)**	**(2,541)**	(6)	(2,507)
Unrecognized net obligation at date of initial application	**-**	**(5)**	-	(11)
Net liability (asset) recognized	**(266)**	**(6,918)**	309	(7,027)
Amounts recognized in the consolidated balance sheets consist of:				
Prepaid pension cost	**-**	**(260)**	-	(243)
Accrued pension liability	**2,355**	**2,596**	3,484	3,909
Intangible assets	**-**	**(2,466)**	-	(2,453)
Accumulated other comprehensive income (loss)	**(2,621)**	**(6,788)**	(3,175)	(8,240)
Net liability (asset) recognized	**(266)**	**(6,918)**	309	(7,027)

Assumptions. The measurement date for the Group's pension plan assets and obligations is principally December 31. The measurement date for the Group's net periodic pension cost is principally January 1. Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are situated.

The following assumptions were used to determine benefit obligations:

	German Plans			Non-German Plans		
(in %)	2003	2002	2001	2003	2002	2001
Average assumptions:						
Discount rate	**5.3**	5.8	6.0	**6.2**	6.7	7.4
Rate of long-term compensation increase	**3.0**	3.0	3.0	**4.5**	5.4	5.4

The following assumptions were used to determine net periodic pension cost:

	German Plans			Non-German Plans		
(in %)	2003	2002	2001	2003	2002	2001
Weighted-average assumptions:						
Discount rate	**5.8**	6.0	6.5	**6.7**	7.4	7.7
Expected return on plan assets (at the beginning of the year)	**7.5**	7.9	7.9	**8.5**	10.1	10.1
Rate of long-term compensation increase	**3.0**	3.0	3.0	**5.4**	5.4	5.5

Expected Return on Plan Assets. The expected rate of return for U.S. plans is based on long-term actual portfolio results, historical total market returns and an assessment of the expected returns for the asset classes in the portfolios. The assumptions are based on surveys of large asset portfolio managers and peer group companies of future return expectations over the next ten years. Accordingly, negative returns during a one or two year period may not significantly change the historical long term rate of return such as to necessitate or warrant revision of the expected long term rate of return.

A similar process is implemented to determine the expected rate of return on plan assets for German Plans. Both capital market surveys as well as the expertise of major banks and industry professionals are used to determine the expected rate of return on plan assets.

The expected rate of return on plan assets set for 2001 and 2002 was 7.9% for German Plans. The expected rate of return on plan assets set for 2001 and 2002 was 10.1% and 10.1% for non-German Plans (primarily U.S. plans), respectively. During 2002, the Investment Committees described above decided to gradually shift the pension fund portfolio asset distribution towards a mix more weighted with fixed income assets than in prior years, which by definition would modestly lower return expectations. In addition, at that time, the Investment Committees' analysis of market trends caused management to believe that future long-term returns for equities and fixed income assets would be lower than the returns experienced over the previous 25 years.

Therefore, the expected rates of return were lowered to 7.5% for German plans and 8.5% for non-German plans as of January 1, 2003.

For 2004 the expected rates of return on plan assets are identical with the rates applied in 2003.

Net Pension Cost. The components of net pension cost were for the years ended December 31, 2003, 2002 and 2001 as follows:

	2003 German Plans	2003 Non-German Plans	2002 German Plans	2002 Non-German Plans	2001 German Plans	2001 Non-German Plans
(in millions of €)						
Service cost	**256**	**344**	226	384	198	404
Interest cost	**632**	**1,397**	629	1,622	612	1,696
Expected return on plan assets	**(509)**	**(1,870)**	(595)	(2,692)	(649)	(2,750)
Amortization of:						
Unrecognized net actuarial (gains) losses	**173**	**53**	74	3	-	(11)
Unrecognized prior service cost	**–**	**287**	–	291	-	356
Unrecognized net obligation	**–**	**-**	-	1	-	148
Net periodic pension cost (benefit)	**552**	**211**	334	(391)	161	(157)
Settlement/curtailment loss	**50**	**24**	1	208	1	625
Net pension cost (benefit)	**602**	**235**	335	(183)	162	468

Contributions. Employer contributions to the Group's defined benefit pensions plans were €2,056 million and €1,428 million for the years ended December 31, 2003 and 2002, respectively. The employer contribution to the Group's defined benefit pension plans is expected to approximate €1.5 billion in 2004, of which €0.1 billion is estimated to be needed to satisfy minimum funding requirements, and an additional €1.4 billion is expected to be contributed at the Group's discretion. The Group anticipates that the expected 2004 employer contribution will comprise €1.5 billion in cash.

Estimated Future Pension Benefit Payments. Pension benefits pertaining to the Group's German and non-German plans were €527 million and €1,599 million, respectively during 2003, and €506 million and €1,852 million, respectively during 2002. The total estimated future pension benefits to be paid by the Group's pension plans for the next 10 years approximates €21.2 billion and are expected to be paid as follows:

	2004	2005	2006	2007	2008	2009-2013
(in billions of €)						
German Plans	0.4	0.5	0.5	0.5	0.6	3.5
Non-German Plans	1.5	1.5	1.5	1.5	1.6	7.6

Accumulated Benefit Obligation. For all pension plans that have an accumulated benefit obligation in excess of plan assets, information pertaining to the accumulated benefit obligation and plan assets are presented as follows:

	At December 31, 2003	At December 31, 2002	At December 31, 2001
(in millions of €)			
Projected benefit obligation	**31,487**	32,300	11,122
Accumulated benefit obligation	**30,547**	31,206	10,224
Plan Assets	**25,660**	23,882	7,934

The pretax decrease in the minimum pension liability in 2003 included in other comprehensive income (loss) was €662 million and in 2002 and 2001 there was an increase in the minimum pension liability included in other comprehensive income (loss) of €10,022 million and €1,436 million for the years ended December 31, respectively.

Other Postretirement Benefits

Certain DaimlerChrysler operations in the U.S. and Canada provide postretirement health and life insurance benefits to their employees. Upon retirement from DaimlerChrysler the employees may become eligible for continuation of these benefits. The benefits and eligibility rules may be modified.

Investment Policies and Strategies. At December 31, 2003, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Assets and income accruing on all pension trust and relief funds are used solely to pay benefits and administer the plans. The Group's other benefit plan asset allocation at December 31, 2003 and 2002, and target allocations for 2004 are as follows:

(in % of plan assets)	2004 planned	2003	2002
Equity securities	65	68	62
Debt securities	35	32	37
Real Estate	-	-	-
Other	-	-	1

Asset allocation is based on a Benchmark Portfolio designed to diversify investments among the following primary asset classes: U.S. Equity, International Equity and U.S. Fixed Income. The objective of the Benchmark Portfolio is to achieve a reasonable balance between risk and return.

The investment process is overseen by investment committees which consist of senior financial management and other appropriate executives. The Investment Committees meet regularly to approve the asset allocations and review the risks and results of the funds and approve the selection and retention of external managers of specific portfolios.

The majority of investments reflects the asset classes designated by the Benchmark Portfolio. To maintain a wide range of diversification and improve return possibilities, a small percentage of assets (approximately 5%) is allocated to highly promising markets such as High Yield Debt and Emerging Markets. Internal controlling units monitor all investments. External depositary banks provide safekeeping of securities as well as reporting of transactions and assets.

Funded Status. The following information is presented with respect to the Group's postretirement benefit plans:

(in millions of €)	At December 31, 2003	2002
Change in accumulated postretirement benefit obligations:		
Accumulated postretirement benefit obligations at beginning of year	**15,933**	15,095
Foreign currency exchange rate changes	**(2,553)**	(2,454)
Service cost	**278**	262
Interest cost	**983**	1,062
Plan amendments	**(383)**	(90)
Actuarial losses	**1,242**	2,863
Settlement/curtailment loss	**11**	59
Acquisitions and other	**198**	7
Benefits paid	**(799)**	(871)
Accumulated postretirement benefit obligations at end of year	**14,910**	15,933
Change in plan assets:		
Fair value of plan assets at beginning of year	**2,232**	2,982
Foreign currency exchange rate changes	**(490)**	(447)
Actual gains (losses) on plan assets	**379**	(294)
Employer contributions (withdrawals)	**(673)**	1
Dispositions/Acquisitions	**137**	-
Benefits paid	**(54)**	(10)
Fair value of plan assets at end of year	**1,531**	2,232

A reconciliation of the funded status, which is the difference between the accumulated postretirement benefit obligations and the fair value of plan assets, to the liability recognized for accrued postretirement health and life insurance benefits in pension plans and similar obligations is as follows:

(in millions of €)	At December 31, 2003	2002
Funded status	**13,379**	13,701
Amounts not recognized:		
Unrecognized actuarial net losses	**(5,114)**	(4,979)
Unrecognized prior service cost	**(62)**	(555)
Net liabilitiy recognized	**8,203**	8,167

The impact of the Medical Drug Act, which became law in December 2003 and was published on January 12, 2004, was not taken into account by DaimlerChrysler in 2003, as there were no final guidelines on the part of the FASB in 2003 on the treatment of the impact in the balance sheet and the statement of earnings. On the basis of actuarial estimates, the Medical Drug Act will result in an overall reduction of the obligations for the postretirement health and life insurance benefits amounting to approximately €0.7 billion.

Contributions. DaimlerChrysler did not make any contributions to its other postretirement plans in 2003 (2002: €1 million). DaimlerChrysler does not plan to make any contributions in 2004. In 2003 DaimlerChrysler transferred €0.7 billion from the VEBA-Trust to the non-German pension plan assets.

Assumptions. Assumed discount rates and rates of increase in remuneration used in calculating the accumulated postretirement benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the plans are situated.

The average assumptions used to determine the benefit obligations of the Group's postretirement benefit plans at December 31 were as follows (in %):

	2003	2002	2001
Average assumptions:			
Discount rate	**6.3**	6.8	7.4
Health care inflation rate in following (or "base") year	**8.0**	10.0	6.9
Ultimate health care inflation rate (2008)	**5.0**	5.0	5.0

The average assumptions used to determine the net periodic postretirement benefit cost of the Group's postretirement benefit plans for the years ended December 31 were as follows (in %):

	2003	2002	2001
Average assumptions:			
Discount rate	**6.8**	7.4	7.7
Expected return on plan assets (at the beginning of the year)	**8.5**	10.5	10.4
Health care inflation rate in following (or "base") year	**10.0**	6.9	7.5
Ultimate health care inflation rate (2008)	**5.0**	5.0	5.0

U.S. postretirement benefit plan assets utilize an asset allocation substantially similar to that of the pension assets. The expected rate of return, therefore, is the same for both pension and postretirement benefit plan asset portfolios. Accordingly, the information about the expected rate of return on pension plan assets, described above, also applies to postretirement plan assets.

Assumed health care cost trend rates have a significant effect on the amounts reported for the Group's health care plans. The following schedule presents the effects of a one-percentage-point change in assumed health care cost trend rates:

(in millions of €)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	180	(153)
Effect on accumulated postretirement benefit obligations	1,716	(1,564)

For 2004 the expected rate of return on plan assets is identical with the rate applied in 2003.

Net Postretirement Benefit Cost. The components of net periodic postretirement benefit cost for the years ended December 31, 2003, 2002 and 2001 were as follows:

(in millions of €)	2003	2002	2001
Service cost	**278**	262	257
Interest cost	**983**	1,062	1,033
Expected return on plan assets	**(217)**	(345)	(346)
Amortization of:			
Unrecognized net actuarial (gains) losses	**220**	38	(7)
Unrecognized prior service cost	**24**	76	82
Net periodic postretirement benefit cost	**1,288**	1,093	1,019
Settlement/curtailment loss	**2**	26	154
Net postretirement benefit cost	**1,290**	1,119	1,173

Estimated Future Postretirement Benefit Payments. Postretirement benefits paid pertaining to the Group's plans were €799 million and €871 million during 2003 and 2002, respectively. The total estimated future postretirement benefits to be paid by the Group's plans for the next 10 years approximate €9.3 billion and are expected to be paid as follows:

(in billions of €)	2004	2005	2006	2007	2008	2009-2013
Other postretirement benefits	0.7	0.8	0.9	0.9	0.9	5.1

Prepaid Employee Benefits. In 1996 DaimlerChrysler established a Voluntary Employees' Beneficiary Association ("VEBA") trust for payment of non-pension employee benefits. At December 31, 2003 and 2002, the VEBA had a balance of €2,017 million and €2,833 million, respectively, of which €1,433 million and €2,140 million, respectively, were designated and restricted for the payment of postretirement health care benefits. No contributions to the VEBA trust were made in 2003, 2002 and 2001.

b) Other Accrued Liabilities

Other accrued liabilities consisted of the following:

	At December 31, 2003	2002
(in millions of €)		
Product guarantees	**9,230**	9,353
Accrued sales incentives	**5,119**	4,813
Accrued personnel and social costs	**2,282**	2,196
Restructuring measures	**410**	758
Other	**5,870**	6,972
	22,911	24,092

The Group issues various types of product guarantees under which it generally guarantees the performance of products delivered and services rendered for a certain period or term (see Note 31). The accrued liability for these product guarantees covers expected costs for legally and contractually obligated warranties as well as expected costs for policy coverage, recall campaigns and buyback commitments. The liability for buyback commitments represents the expected costs related to the Group's obligation, under certain conditions, to repurchase a vehicle from a customer. Buybacks may occur for a number of reasons including litigation, compliance with laws and regulations in a particular region and customer satisfaction issues.

The changes in provisions for those product guarantees are summarized as follows:

(in millions of €)	
Balance at January 1, 2002	9,379
Currency change	(1,059)
Utilizations	(4,515)
Changes from product guarantees issued in 2002	5,575
Changes from prior period product guarantees issued	(27)
Balance at December 31, 2002	9,353
Currency change	**(776)**
Utilizations	**(4,581)**
Changes from product guarantees issued in 2003	**5,364**
Changes from prior period product guarantees issued	**(130)**
Balance at December 31, 2003	**9,230**

The amount included in the line item "changes from product guarantees issued in 2003" represents the amount of guaranty expense recognized in 2003 for products sold in 2003.

The Group also offers customers the opportunity to purchase separately priced extended warranty and maintenance contracts. The revenue from these contracts is deferred at the inception of the contract and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. Included in "Deferred income" on the Consolidated Balance Sheets, the deferred revenue from these contracts is summarized as follows:

(in millions of €)	
Balance at January 1, 2002	1,191
Currency change	(190)
Deferred revenue current year	574
Earned revenue current year	(514)
Balance at December 31, 2002	1,061
Currency change	**(170)**
Deferred revenue current year	**693**
Earned revenue current year	**(455)**
Balance at December 31, 2003	**1,129**

Accruals for restructuring measures comprise certain employee termination benefits and costs which are directly associated with plans to exit specified activities. The changes in these provisions are summarized as follows:

(in millions of €)	Termination benefits	Exit costs	Total liabilities
Balance at January 1, 2001	151	109	260
Utilizations, transfers and currency change	(947)	(275)	(1,222)
Reductions	(135)	(144)	(279)
Additions	1,504	927	2,431
Balance at December 31, 2001	573	617	1,190
Utilizations, transfers and currency change	(461)	(358)	(819)
Reductions	(57)	(39)	(96)
Additions	323	160	483
Balance at December 31, 2002	378	380	758
Utilizations, transfers and currency change	**(355)**	**(209)**	**(564)**
Reductions	**(10)**	**(27)**	**(37)**
Additions	**226**	**27**	**253**
Balance at December 31, 2003	**239**	**171**	**410**

In connection with the Group's restructuring measures, provisions were recorded in 2003 for termination benefits principally within Chrysler Group (see Note 7), and in 2002 and 2001 principally within Chrysler Group (see Note 7) and Commercial Vehicles, especially within Freightliner (see Note 5).

Additions to accruals for termination benefits in 2003 amounted to €226 million (2002: €323 million; 2001: €1,504 million). The amount recorded in 2003 was primarily related to the Chrysler Group's turnaround plan, which was initiated in 2001.

In 2003, new restructuring measures of €7 million were initiated in the Commercial Vehicles segment. These measures were related to one-time termination benefits in connection with capacity adjustments in the U.S. The amount is presented as additions to accruals for termination benefits in the income statement under item "other expenses."

Termination benefits of €229 million were paid in 2003 (2002: €431 million; 2001: €269 million), of which €228 million (2002: €359 million; 2001: €227 million) were charged against previously established liabilities.

In connection with these restructuring efforts, the Group effected in 2003 workforce reductions of approximately 4,410 employees (2002: 11,500; 2001: 17,700). At December 31, 2003, the Group had liabilities for estimated future terminations of approximately 1,100 employees.

Additions to the accruals for exit costs of €27 million in 2003 and most of the accruals for exit costs in 2002 and 2001 (€302 million and €488 million, respectively) were related to supplier contract cancellation and facility deactivation costs in connection with the termination of production activities and product programs within the Chrysler Group (see Note 7). The Commercial Vehicles segment accrued €62 million in exit costs in 2002, which were related largely to costs associated with dealer contract terminations in the U.S. and France. The exit costs of €111 million in 2001 were incurred as a result of lease terminations as well as terminations of selected supplier arrangements and dealer contracts. Minor amounts accrued in 2002 and 2001 were related to several restructuring programs within the Other Activities segment.

The payments for exit costs amounted to €174 million in 2003 (2002: €288 million; 2001: €290 million), of which €167 million (2002: €258 million; 2001: €155 million) were charged against previously established liabilities.

26. Financial Liabilities

(in millions of €)	Maturities	At December 31, 2003	2002
Short-term:			
Notes/Bonds		**9,975**	12,971
Commercial paper		**7,048**	9,494
Liabilities to financial institutions		**6,183**	5,593
Liabilities to affiliated companies		**344**	339
Deposits from direct banking business		**3,041**	768
Loans, other financial liabilities		**475**	200
Liabilities from capital lease and residual value guarantees		**1,189**	1,134
Short-term financial liabilities (due within one year)		**28,255**	30,499
Long-term:	**Maturities**		
Notes/Bonds of which due in more than five years €11,213 (2002: €11,492)	2005-2097	**37,802**	38,887
Liabilities to financial institutions of which due in more than five years €1,812 (2002: €1,911)	2005-2020	**7,911**	8,465
Liabilities to affiliated companies of which due in more than five years €- (2002: €-)		**-**	62
Deposits from direct banking business of which due in more than five years €22 (2002: €-)		**97**	-
Loans, other financial liabilities of which due in more than five years €13 (2002: €28)		**400**	193
Liabilities from capital lease and residual value guarantees of which due in more than five years €207 (2002: €249)		**1,225**	1,177
Long-term financial liabilities		**47,435**	48,784
		75,690	79,283

Weighted average interest rates for notes/bonds, commercial paper and liabilities to financial institutions are 6.04%, 1.84% and 3.51%, respectively, at December 31, 2003.

Commercial papers are primarily denominated in euros and U.S. dollars and include accrued interest. Liabilities to financial institutions are partly secured by mortgage conveyance, liens and assignment of receivables of approximately €1,714 million (2002: €1,754 million).

DaimlerChrysler Corporation ("DCC") maintains a Trade Payables Agreement with General Electric Capital Corporation ("GECC") to provide financial flexibility to DCC and its suppliers. GECC pays participating suppliers on accelerated payment terms in exchange for a discount on the invoiced amount. DCC then pays GECC under the terms of the original invoice from the supplier. To the extent GECC can realize favorable economics from the transactions, they are shared with DCC. The outstanding balance due GECC at December 31, 2003 and 2002 was €416 million and €171 million, respectively, shown within other short term financial liabilities in the table above.

Aggregate nominal amounts of financial liabilities maturing during the next five years and thereafter are as follows:

	2004	2005	2006	2007	2008	there-after
(in millions of €)						
Financial liabilities	27,949	14,551	11,116	3,624	4,581	12,831

At December 31, 2003, the Group had unused short-term credit lines of €10,700 million (2002: €11,026 million) and unused long-term credit lines of €10,441 million (2002: €10,597 million). The credit lines include an $18 billion revolving credit facility with a syndicate of international banks. The credit agreement is comprised of a multi-currency revolving credit facility which allows DaimlerChrysler AG and several subsidiaries to borrow up to $5 billion until 2006, an U.S. dollar revolving credit facility which allows DaimlerChrysler North America Holding Corporation, a wholly-owned subsidiary of DaimlerChrysler AG, to borrow up to $6 billion available until 2004, and a multi-currency revolving credit facility for working capital purposes which allows DaimlerChrysler AG and several subsidiaries to borrow up to $7 billion until 2008. A part of the $18 billion facility serves as a back-up for commercial paper drawings.

27. Trade Liabilities

	At December 31, 2003			At December 31, 2002		
	Total	Due after one year	Due after five years	Total	Due after one year	Due after five years
(in millions of €)						
Trade liabilities	**11,583**	**–**	**1**	12,171	1	1

28. Other Liabilities

	At December 31, 2003			At December 31, 2002		
	Total	Due after one year	Due after five years	Total	Due after one year	Due after five years
(in millions of €)						
Liabilities to affiliated companies	**316**	**10**	**–**	338	–	–
Liabilities to related companies	**131**	**–**	**–**	161	3	–
Other liabilities	**8,358**	**699**	**315**	8,344	708	151
	8,805	**709**	**315**	8,843	711	151

As of December 31, 2003, other liabilities include tax liabilities of €682 million (2002: €827 million) and social benefits due of €756 million (2002: €782 million).

29. Deferred Income

As of December 31, 2003, €1,836 million of the total deferred income is to be recognized after more than one year (2002: €1,989 million).

30. Litigation and Claims

Various legal proceedings are pending against the Group. DaimlerChrysler believes that such proceedings in the main constitute ordinary routine litigation incidental to its business.

Various legal proceedings pending against DaimlerChrysler's subsidiary DaimlerChrysler Corporation allege defects in various components (including occupant restraint systems, seats, brake systems, ball joints and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), brake transmission shift interlock, or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for personal injuries. Adverse decisions in these proceedings could require DaimlerChrysler Corporation to pay substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions.

Three purported class action lawsuits are pending in various U.S. courts that allege that the paint applied to 1982-1997 model year Chrysler, Plymouth, Jeep® and Dodge vehicles delaminates, peels or chips as the result of defective paint, paint primer, or application processes. Plaintiffs seek compensatory and punitive damages, costs of repair or replacement, attorneys' fees and costs. Seven other previously reported class action lawsuits regarding paint delamination have been dismissed.

Like other companies in the automotive industry, DaimlerChrysler (primarily DaimlerChrysler Corporation) have experienced a growing number of lawsuits which seek compensatory and punitive damages for illnesses alleged to have resulted from direct and indirect exposure to asbestos used in some vehicle components (principally brake pads). Typically, these suits name many other corporate defendants and may also include claims of exposure to a variety of non-automotive asbestos products. A single lawsuit may include claims by multiple plaintiffs alleging illness in the form of asbestosis, mesothelioma or other cancer or illness. The number of claims in these lawsuits increased from approximately 14,000 at the end of 2001 to approximately 28,000 at the end of 2003. In the majority of these cases, plaintiffs do not specify their alleged illness and provide little detail about their alleged exposure to components in DaimlerChrysler's vehicles. Some plaintiffs do not exhibit current illness, but seek recovery based on potential future illness. In 2001, DaimlerChrysler and other automobile manufacturers asked the federal-bankruptcy court in Delaware overseeing the bankruptcy proceedings of an automotive supplier, Federal-Mogul Corporation, to consolidate all of the asbestos brake cases pending in state courts throughout the U.S. with the asbestos brake litigation involving Federal Mogul supervised by the bankruptcy court. The Group believed that consolidation would reduce the cost and complexity of defending these individual cases. In 2002, the bankruptcy court decided that it did not have the authority to consolidate these cases, and the U.S. Court of Appeals upheld that decision. The U.S. Supreme Court in January 2003 denied DaimlerChrysler's request and that of other manufacturers to review the decision. DaimlerChrysler believes that many of these lawsuits involve unsubstantiated illnesses or assert only tenuous connections with components in its vehicles, and that there is credible scientific evidence to support the dismissal of many of these claims. Although DaimlerChrysler's expenditures to date in connection with such claims have not been material to its financial condition, it is possible that the number of these lawsuits will continue to grow, especially those alleging life-threatening illness, and that the company could incur significant costs in the future in resolving these lawsuits.

As previously reported, the Antitrust Division of the U.S. Department of Justice, New York Regional Office, opened a criminal investigation in connection with the allegations made in a lawsuit filed in 2002 in the United States District Court for the District of New Jersey against DaimlerChrysler's subsidiary Mercedes-Benz USA, LLC ("MBUSA"), and its wholly-owned subsidiary Mercedes-Benz Manhattan, Inc. The Department of Justice advised those companies in the third quarter of 2003 that it had closed the investigation and will take no further action. The lawsuit, certified as a class action in 2003, alleges that those companies participated in a price fixing conspiracy among Mercedes-Benz dealers. MBUSA and Mercedes-Benz Manhattan will continue to defend themselves vigorously.

As previously reported, DaimlerChrysler received a "statement of objections" from the European Commission on April 1, 1999, which alleged that the Group violated EC competition rules by impeding cross-border sales of Mercedes-Benz passenger cars to final customers in the European Economic Area. In October 2001, the European Commission found that DaimlerChrysler infringed EC competition rules and imposed a fine of approximately €72 million. DaimlerChrysler's appeal against this decision is still pending before the European Court of Justice.

As previously reported, in 2003 approximately 80 purported class action lawsuits alleging violations of antitrust law were filed against DaimlerChrysler and several of its U.S. subsidiaries, six other motor vehicle manufacturers, operating subsidiaries of those companies in both the United States and Canada, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Some complaints were filed in federal courts in various states and others were filed in state courts. The complaints allege that the defendants conspired to prevent the sale to U.S. consumers of vehicles sold by dealers in Canada in order to maintain new car prices at artificially high levels in the U.S. They seek treble damages on behalf of everyone who bought or leased a new vehicle in the U.S. since January 1, 2001. DaimlerChrysler believes the complaints against it are without merit and plans to defend itself against them vigorously.

As previously reported, DaimlerChrysler's subsidiary, DaimlerChrysler Services North America LLC ("DCSNA") is subject to various legal proceedings in federal and state courts, some of which allege violations of state and federal laws in connection with financing motor vehicles. Some of these proceedings seek class action status, and may ask for compensatory, punitive or treble damages and attorneys' fees. In October 2003, the Civil Rights Division of the Department of Justice and the United States Attorney's Office for the Northern District of Illinois advised that they are initiating an investigation of DCSNA's credit practices that focuses on DCSNA's Chicago Zone Office. The investigation follows a lawsuit filed in February, 2003, against DCSNA in Chicago with the United States District Court for the Northern District of Illinois that alleges that the DCSNA Chicago Zone Office engaged in racially discriminatory credit and collection practices in violation of federal and state laws. In that lawsuit, six individuals filed a purported class action complaint on behalf of African-Americans in the region alleging that they were denied vehicle financing based on race. They seek compensatory and punitive damages, and injunctive relief barring discriminatory practices. The lawsuit was later amended to include Hispanic-Americans. DCSNA believes that its practices are fair and not discriminatory. DCSNA intends to defend itself vigorously against these claims.

As a member of a consortium that has agreed to develop, install and operate a toll collection system for German highways, the affiliate of DaimlerChrysler, DaimlerChrysler Services and the other consortium members have received a claim for damages from the Federal Republic of Germany. The government is seeking reimbursement of revenues lost due to the delay in completion of the system. The Federal Republic of Germany is claiming €156 million per month from September 1 through December 31, 2003 and €180 million per month thereafter. The Federal Republic of Germany is also seeking contractual penalties of approximately €680 million, based on a claim that the consortium members did not obtain the government's consent before entering into several subsuppliers contracts. In addition the Federal Republic of Germany is claiming other time-dependent contractual penalties. DaimlerChrysler believes the government's claims are without merit and DaimlerChrysler intends to defend itself vigorously against these claims. The agreement between the consortium members and the Federal Republic of Germany calls for submission of all disputes related to the toll collection system to arbitration. The Federal Republic of Germany has clearly indicated that it will submit these claims for arbitration.

As reported in DaimlerChrysler's Annual Report as of December 31, 2002 Freightliner LLC, DaimlerChrysler's North American commercial vehicles subsidiary, acquired in September 2000 Western Star Trucks Holdings Ltd., a Canadian company engaged in the design, assembly, and distribution of heavy duty trucks and transit buses. Prior to its acquisition by Freightliner, Western Star had completed the sale of ERF (Holdings) plc, a company organized in England and Wales and engaged in the assembly and sale of heavy duty trucks, to MAN AG and MAN Nutzfahrzeuge AG for CAD195 million. In September 2002, MAN filed a claim against Freightliner Ltd. (formerly Western Star) with the London Commercial Court for breach of representations and warranties in the share purchase agreement, alleging that ERF's accounts and financial statements were misstated. MAN seeks damages in excess of GBP300 million. Freightliner Ltd. intends to defend itself vigorously against such claims and has filed a contribution claim against Ernst & Young, ERF's auditors, with the London Commercial Court in the second quarter of 2003.

As previously reported, on April 30, 2001, DaimlerChrysler sold its subsidiary, DaimlerChrysler Rail Systems GmbH, (also known as Adtranz), to Bombardier, Inc., for cash consideration of $725 million. In July 2002, Bombardier filed a request for arbitration with the International Chamber of Commerce in Paris, and asserted claims for sales price adjustments under the terms of the sale and purchase agreement as well as claims for alleged breaches of contract and misrepresentations. Bombardier seeks total damages of approximately €960 million. The agreement limits the amount of such price adjustments to €150 million, and, to the extent legally permissible, the amount of other claims to an additional €150 million. The Group continues defending against such claims vigorously (see Note 4).

In the fourth quarter of 2000, Tracinda Corporation filed a lawsuit in the United States District Court for the District of Delaware against DaimlerChrysler AG and some of the members of its supervisory board and board of management (Messrs. Kopper, Prof. Schrempp and Gentz). Shortly thereafter, other plaintiffs filed a number of actions against the same defendants, making claims similar to those in the Tracinda complaint. Two individual lawsuits and one consolidated class action lawsuit were originally pending. The plaintiffs, current or former DaimlerChrysler shareholders, alleged that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. The consolidated class action complaint contained additional allegations that were later dismissed. In March 2003, the Court granted Mr. Kopper's motion to dismiss each of the complaints against him on the ground that the Court lacked jurisdiction over him. In February 2003, the DaimlerChrysler defendants filed motions seeking summary judgment on all claims in the cases on several grounds, including that the claims are barred by the statute of limitations. In June 2003, the Court denied defendants' motion relating to the statute of limitations. In August 2003, DaimlerChrysler agreed to settle the consolidated class action case for $300 million (approximately €240 million adjusted for currency effects), and shortly thereafter, DaimlerChrysler concluded a settlement with Glickenhaus, one of the two individual plaintiffs. On February 5, 2004, the Court issued a final order approving the settlement of the consolidated class action case and ordering its dismissal. The settlements did not affect the case brought by Tracinda, which claims to have suffered damages in the range of $856 million to $1.28 billion. In November 2003, the Court denied the remaining aspects of defendants' motion for summary judgment. The Tracinda case went to trial in December 2003 and continued for approximately two weeks. Trial of the case was suspended with approximately two days of trial time remaining while the parties addressed a discovery issue in a separate hearing. The trial reconvened on February 9, 2004, and was completed February 11, 2004. It is difficult to predict when the Court might render a decision, although DaimlerChrysler doubts it will be before the fourth quarter of 2004.

As previously reported, in 2002 several lawsuits were filed asserting claims relating to the practice of apartheid in South Africa before 1994. More specifically, on November 11, 2002, the Khulumani Support Group (which purports to represent 32,700 individuals) and several individual plaintiffs filed a lawsuit captioned Khulumani v. Barclays National Bank Ltd., Civ. A. No. 02-5952 (E.D.N.Y.) in the United States District Court for the Eastern District of New York against 22 American, European, and Japanese companies, including DaimlerChrysler AG and Daimler-Benz Industrie. The lawsuit purports to relate to the period from 1960 to 1993. On November 19, 2002, another putative class action lawsuit, Ntsebeza v. Holcim Ltd., No. 02-74604 (RWS) (E.D. Mich.), was filed in the United States District Court for the Eastern District of Michigan against four American and European companies, including DaimlerChrysler Corporation, and purports to cover the period from 1948 to 1993. Both cases were consolidated for pretrial purposes with several other putative class action lawsuits, including Digwamaje v. Bank of America, No. 02-CV-6218 (RCC) (S.D.N.Y.), which had been previously filed in the United States District Court for the Southern District of New York. The Digwamaje plaintiffs originally named DaimlerChrysler AG as a defendant, but later voluntarily dismissed DaimlerChrysler from the suit. Khulumani and Ntsebeza allege, in essence, that the defendants knew about or participated in human rights violations and other abuses of the South African apartheid regime, cooperated with the apartheid government during that period, and benefited financially from such cooperation. Plaintiffs' legal theories include conspiracy, aiding and abetting violations of international law, unjust enrichment, and unfair and discriminatory labor practices. The plaintiffs seek, among other things, declaratory relief, compensatory and punitive damages, attorneys' fees and costs, the disgorgement of purported illicit profits, an accounting, restitution of the value of defendants' purported unjust enrichment, a constructive trust, and the establishment of an "independent historic commission." The plaintiffs do not quantify damages. On July 14, 2003, a group of defendants named in one or more of the consolidated lawsuits, including Khulumani and Ntsebeza, filed a motion to dismiss the complaints. The motion was argued on November 6, 2003 and is currently pending before the Court. DaimlerChrysler intends to continue to defend itself vigorously in these suits.

Litigation is subject to many uncertainties, and DaimlerChrysler cannot predict the outcome of individual matters with assurance. It is reasonably possible that the final resolution of some of these matters could require the Group to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that DaimlerChrysler cannot reasonably estimate. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, DaimlerChrysler believes that it should not materially affect its consolidated financial position.

31. Contingent Obligations and Commercial Commitments

Contingent Obligations. Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	At December 31, Maximum potential future obligation		At December 31, Amount recognized as a liability	
	2003	2002	2003	2002
(in millions of €)				
Guarantees for third party liabilities	**2,647**	2,119	**355**	370
Guarantees under buy-back commitments	**1,957**	2,663	**583**	724
Performance guarantees and environmental risks	**513**	581	**352**	370
Other	**118**	830	**109**	246
	5,235	6,193	**1,399**	1,710

Guarantees for third party liabilities principally represent guarantees of indebtedness of non-consolidated affiliated companies and third parties and commitments by Group companies as to contractual performance by joint venture companies and certain non-incorporated companies, partnerships, and project groups. The term under these arrangements generally covers the range of the related indebtedness of the non-consolidated affiliated companies and third parties or the contractual performance period of joint venture companies, non-incorporated companies, partnerships, and project groups. The parent company of the Group (DaimlerChrysler AG) provides guarantees for certain obligations of its consolidated subsidiaries towards third parties. At December 31, 2003, these guarantees amounted to €51.5 billion. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

Guarantees under buy-back commitments principally represent arrangements whereby the Group guarantees specified trade-in values for assets or products sold to non-consolidated affiliated companies and third parties. Such guarantees provide the holder with the right to return purchased assets or products back to the Group in connection with a future purchase of products or services. The table above excludes residual value guarantees related to arrangements for which revenue recognition is precluded due to the Group's obligation to repurchase assets sold to unrelated guaranteed parties.

Performance guarantees principally represent pledges or indemnifications related to the quality or timing of performance by third parties or participations in performance guarantees of consortiums. Performance guarantees typically provide the purchaser of goods or services with the right to be reimbursed for losses incurred or other penalties if the third party or the consortium fails to perform. Amounts accrued under performance guarantees reflect estimates of probable losses resulting from a third party's failure to perform under obligating agreements.

As described in more detail in Note 3 the Group holds a 45% equity ownership interest in Toll Collect and has guaranteed, on a joint and several basis with the other equity holders (collectively the "Consortium", individually the "Partners"), certain current and future obligations of Toll Collect.

Pursuant to the Operating Agreement, the Partners have guaranteed, on a joint and several basis, the successful completion and operation of the toll collection system by Toll Collect until August 31, 2004.

In addition, the partners of Toll Collect, on a joint and several basis, have the obligation to fund Toll Collect in order to maintain an equity ratio of Toll Collect of 20% (based on German GAAP) until August 31, 2004, and 15% thereafter ("Equity Maintenance Undertaking") until the Operating Agreement expires. These funding requirements would be triggered by, among other events, losses incurred by Toll Collect due to a further delay in the start of the operation of the toll collection system. The start of operations was initially scheduled for August 31, 2003, but has been delayed.

In the event the toll collection system is not operational in time the partner of the consortium or the operating company are liable to pay penalties pursuant to the Operating Agreement. As the system is not operating yet, the partners started to pay penalties on December 2, 2003. (As Toll Collect did not join to the Operating Agreement, Toll Collect is not obligated under the contract yet.)

The contractual penalties amount to €250,000 per day until the end of February 2004 and will increase to €500,000 per day thereafter. Beside these penalties, in our opinion, the Operating Agreement provides for exclusion of any further penalties or liabilities for fault.

Further funding requirements could arise during the operational phase after having obtained the preliminary operating permit through additional penalties or reductions in compensation Toll Collect may be exposed to in the event that in a particular case certain contractual obligations are violated or the toll collection system does not operate effectively after the completion of the system. These penalties are limited during the first nine months following the issuance of the preliminary operating permit, to an aggregate of €56.25 million, then to €150 million per annum until the issuance of the final operating permit, and thereafter to €100 million per annum, with these amounts being increased by 3% per business year of operation. For reductions in compensation the same system of limitations does apply. In case of an intentional violation of contractual duties within the operational phase, the Federal Republic of Germany would be entitled to claim - without any limitation - further damages from Toll Collect. If such penalties, reductions in compensation and other events eventually result in an equity ratio below the ratio agreed upon in the Equity Maintenance Undertaking, the partners are obligated to fund operations to an extent that is sufficient to reach those equity levels.

The operating agreement can be terminated by both sides in the case of a violation of specified substantial contractual obligations (such as a failure to meet deadlines or other requirements or a neglect of duties of cooperation). The party concerned has the right to remove the reasons for termination within an appropriate time.

Until funds become available through the operating performance of the toll collection system, Toll Collect will continue to require capital through bridge loans provided by various banks. These loans are guaranteed by DaimlerChrysler AG on a several and independent basis to the extent of the Group's 45% equity interest in Toll Collect. For these guarantees, DaimlerChrysler AG receives market equivalent remuneration from Toll Collect.

Only the guarantee for the bridge loan is included in the above table. The maximum potential future obligations resulting from the remaining guarantees provided for Toll Collect's Obligations have not been included in the above table because those amounts cannot be reasonably estimated.

On March 11, 2003, DaimlerChrysler signed an agreement with the City of Hamburg, Germany, a holder of approximately 6% of the common shares of DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft ("DCLRH"), a majority-owned subsidiary of the Group. Pursuant to the terms of the agreement and upon execution of the agreement, DaimlerChrysler will have a call option and the City of Hamburg will have a put option which, upon exercise by either party, will require the shares of DCLRH held by the City of Hamburg to be transferred to DaimlerChrysler. In consideration for these shares, DaimlerChrysler will pay the City of Hamburg a minimum of €450 million in cash or shares of the European Aeronautic Defence and Space Company EADS N.V. ("EADS") or a combination of both. The agreement was approved by the Parliament of the Free and Hanseatic City of Hamburg on May 21, 2003. DaimlerChrysler's call option would become exercisable at January 1, 2005. The City of Hamburg's put option would become exercisable at the earlier of October 1, 2007, or upon the occurrence of certain events which are solely within the control of DaimlerChrysler. DaimlerChrysler believes the likelihood that these certain events will occur is remote.

The Group is subject to potential liability under certain government regulations and various claims and legal actions that are pending or may be asserted against DaimlerChrysler concerning environmental matters. The maximum potential future obligation related to certain environmental guarantees cannot be estimated due to numerous uncertainties including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which the Group may have remediation responsibility and the apportionment and collectibility of remediation costs when other parties are involved.

When circumstances indicate that payment is probable, guarantees made by the Group are recognized as a liability in the consolidated balance sheet with an offsetting amount recorded as an expense.

The Group periodically initiates voluntary service actions and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles it sells. The Group records a liability for product warranty, including the estimated cost of these service and recall actions, when the related sale is recognized based on historical experience as to product failures as well as current information on repair costs. The Group also enters into extended product warranty arrangements in consideration for a separate arrangement fee. The consideration received in extended product warranty arrangements is deferred and amortized to revenue over the term of the extended warranty period. Costs related to extended product warranty services contracts are expensed as incurred. The ultimate costs associated with product warranty arrangements cannot be estimated due to numerous uncertainties including the enactment of new laws and regulations, the number of vehicles affected by service or recall actions, and the nature of the corrective action which may result in adjustments to the established liabilities (see Note 25b). In accordance with FIN 45, the obligations associated with product warranties are not reflected in the above table.

Commercial Commitments. In addition to the above guarantees and warranties, in connection with certain production programs, the Group has committed to purchase various levels of outsourced manufactured parts and components over extended periods at market prices. The Group has also committed to purchase or invest in the construction and maintenance of various production facilities. Amounts under these guarantees represent commitments to purchase plant or equipment at market prices in the future. As of December 31, 2003, commitments to purchase outsourced manufactured parts and components or to invest in plant and equipment are approximately €8.8 billion. These amounts are not reflected in the above table.

The Group also enters into noncancellable operating leases for facilities, plant and equipment. Total rentals under operating leases charged to expense in 2003 in the statement of income (loss) amounted to €747 million (2002: €737 million; 2001: €819 million). Future minimum lease payments under noncancellable lease agreements as of December 31, 2003 are as follows:

	2004	2005	2006	2007	2008	there-after
(in millions of €)						
Operating leases	554	334	267	206	189	918

32. Information About Financial Instruments and Derivatives

a) Use of Financial Instruments

The Group conducts business on a global basis in numerous major international currencies and is, therefore, exposed to adverse movements in foreign currency exchange rates. The Group uses among others bonds, medium-term-notes, commercial paper and bank loans in various currencies. As a consequence of using these types of financial instruments, the Group is exposed to risks from changes in interest and foreign currency exchange rates. DaimlerChrysler holds financial instruments, such as financial investments, variable- and fixed-interest bearing securities and to a minor extent equity securities that subject the Group to risks from changes in interest rates and market prices. DaimlerChrysler manages the various types of market risks by using among others derivative financial instruments. Without these instruments the Group's market risks would be higher. DaimlerChrysler does not use derivative financial instruments for purposes other than risk management.

Based on regulations issued by regulatory authorities for financial institutions, the Group has established guidelines for risk controlling procedures and for the use of financial instruments, including a clear segregation of duties with regard to operating financial activities, settlement, accounting and controlling.

Market risks are quantified according to the "value-at-risk" method which is commonly used among banks. Using historical variability of market data, potential changes in value resulting from changes of market prices are calculated on the basis of statistical methods.

To a minor degree, DaimlerChrysler is also exposed to market price risks associated with the purchase of certain commodities. When we deem it necessary, DaimlerChrysler uses derivative instruments to reduce this risk. The risk resulting from derivative commodity instruments is not significant to the Group.

b) Fair Value of Financial Instruments

The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party. Fair values of financial instruments have been determined with reference to available market information at the balance sheet date and the valuation methodologies discussed below. Considering the variability of their value-determining factors, the fair values presented herein are only an indication of the amounts that the Group could realize under current market conditions.

The carrying amounts and fair values of the Group's financial instruments are as follows:

	At December 31, 2003		At December 31, 2002	
	Carrying amount	Fair value	Carrying amount	Fair value
(in millions of €)				
Financial instruments (other than derivative instruments):				
Assets:				
Financial assets	**1,631**	**1,631**	1,870	1,870
Receivables from financial services	**52,638**	**53,919**	52,088	52,622
Securities	**3,268**	**3,268**	3,293	3,293
Cash and cash equivalents	**11,017**	**11,017**	9,130	9,130
Other receivables	**–**	**–**	5	5
Liabilities:				
Financial liabilities	**75,690**	**77,993**	79,283	84,032
Derivative instruments:				
Assets:				
Currency contracts	**2,380**	**2,380**	1,759	1,759
Interest rate contracts	**3,695**	**3,695**	3,776	3,776
Liabilities:				
Currency contracts	**267**	**267**	105	105
Interest rate contracts	**163**	**163**	302	302

The methods and assumptions used to determine the fair values of financial instruments are summarized below:

Financial Assets and Securities. The fair values of securities were estimated using quoted market prices. The Group has certain equity investments in related and affiliated companies not presented in the table, as these investments are not publicly traded and determination of fair values is impracticable.

Receivables from Financial Services. The carrying amounts of variable rate finance receivables were estimated to approximate their fair values since the contract rates of those receivables approximate current market rates. The fair values of fixed rate finance receivables were estimated by discounting expected cash flows using the current interest rates at which comparable loans with identical maturity would be made as of December 31, 2003 and 2002.

The carrying amounts of Cash and Other receivables approximate fair values due to the short-term maturities of these instruments.

Financial Liabilities. The fair value of publicly traded debt was estimated using quoted market prices. The fair values of other long-term bonds were estimated by discounting future cash flows using market interest rates over the remaining term. The carrying amounts of commercial paper and borrowings under revolving credit facilities were assumed to approximate fair value due to their short maturities.

Currency Contracts. The fair values of forward foreign exchange contracts were based on European Central Bank reference exchange rates adjusted for the respective interest rate differentials (premiums or discounts). Currency options were valued on the basis of quoted market prices or on estimates based on option pricing models.

Interest Rate Contracts. The fair values of existing instruments to hedge interest rate risks (e. g. interest rate swap agreements, cross currency interest rate swap agreements) were estimated by discounting expected cash flows using market interest rates over the remaining term of the instrument. Interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models.

c) Credit Risk

The Group is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments. DaimlerChrysler manages the credit risk exposure to financial institutions through diversification of counterparties and review of each counterparties' financial strength. DaimlerChrysler does not have a significant exposure to any individual counterparty, based on the rating of the counterparties performed by established rating agencies. DaimlerChrysler Services has established detailed guidelines for the risk management process related to the exposure to financial services customers. Additional information with respect to receivables from financial services and allowance for doubtful accounts is included in Note 18.

d) Accounting for and Reporting of Financial Instruments (Other than Derivative Instruments)

The income or expense of the Group's financial instruments (other than derivative instruments), with the exception of receivables from financial services and financial liabilities related to leasing and sales financing activities, is recognized in financial income, net. Interest income on receivables from financial services and gains and losses from sales of receivables are recognized as revenues. Interest expense on financial liabilities related to leasing and sales financing activities are recognized as cost of sales. The carrying amounts of the financial instruments (other than derivative instruments) are included in the consolidated balance sheets under their related captions.

e) Accounting for and Reporting of Derivative Instruments and Hedging Activities

Foreign Currency Risk Management. As a consequence of the global nature of DaimlerChrysler's businesses, its operations and its reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates of the U.S. dollar, the euro and other world currencies. The Group's businesses are exposed to transaction risk whenever revenues of a business are denominated in a currency other than the currency in which the business incurs the costs relating to those revenues. This risk exposure primarily affects the Mercedes Car Group segment. The Mercedes Car Group segment generates its revenues mainly in the currencies of the countries in which cars are sold, but it incurs manufacturing costs primarily in euros. The Commercial Vehicles segment is subject to transaction risk, to a lesser extent, because of its global production network. At Chrysler Group revenues and costs are principally generated in U.S. dollars, resulting in a relatively low transaction risk for this segment. The Other Activities segment is exposed to transaction risk resulting primarily from the U.S. dollar exposure of the aircraft engine business, which DaimlerChrysler conducts through MTU Aero Engines Group. Effective December 31, 2003 DaimlerChrysler sold all its equity interests in MTU Aero Engines Group.

In order to mitigate the impact of currency exchange rate fluctuations, DaimlerChrysler continually assesses its exposure to currency risks and hedges a portion of those risks through the use of derivative financial instruments. Responsibility for managing DaimlerChrysler's currency exposures and use of currency derivatives is centralized within the Group's Currency Committee. Until the disposition of MTU Aero Engines Group, effective December 31, 2003, the Currency Committee consisted of two separate subgroups, one for the Group's vehicle businesses and one for MTU Aero Engines Group. Each subgroup consisted of members of senior management from each of the respective businesses as well as from Corporate Treasury and Risk Controlling. Since January 1, 2004, the Currency Committee consists exclusively of those members who previously formed the subgroup responsible for the vehicle business. Corporate Treasury implements decisions concerning foreign currency hedging taken by the Currency Committee. Risk Controlling regularly informs the Board of Management of the actions of Corporate Treasury based on the decisions of the Currency Committee.

Interest Rate and Equity Price Risk Management. DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. In addition a substantial volume of interest rate sensitive assets and liabilities is related to the leasing and sales financing business which is operated by DaimlerChrysler Services. In particular, the Group's leasing and sales financing business enters into transactions with customers, primarily resulting in fixed rate receivables. DaimlerChrysler's general policy is to match funding in terms of maturities and interest rates. However, for a limited portion of the receivables portfolio funding does not match in terms of maturities and interest rates. As a result, DaimlerChrysler is exposed to risks due to changes in interest rates. DaimlerChrysler coordinates funding activities of the industrial business and financial services on the Group level. The Group uses interest rate derivative instruments such as interest rate swaps, forward rate agreements, swaptions, caps and floors to achieve the desired interest rate maturities and asset/liability structures.

The Group assesses interest rate risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Group maintains risk management control systems independent of Corporate Treasury to monitor interest rate risk attributable to DaimlerChrysler's outstanding interest rate exposures as well as its offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including value-at-risk analyses, to estimate the expected impact of changes in interest rates on the Group's future cash flows.

DaimlerChrysler also holds, to a minor extent, investments in equity securities. The corresponding market risk and the risk of derivative financial hedging instruments for equities is and was not material to the Group in the displayed reporting periods.

Information with Respect to Fair Value Hedges. Gains and losses in fair value of recognized assets and liabilities and firm commitments of operating transactions as well as gains and losses on derivative financial instruments designated as fair value hedges of these recognized assets and liabilities and firm commitments are recognized currently in revenues or cost of sales, as the transactions being hedged involve sales or production of the Group's products. Net gains and losses in fair value of both recognized financial assets and liabilities and derivative financial instruments designated as fair value hedges of these financial assets and liabilities are recognized currently in financial income, net.

For the year ended December 31, 2003, net losses of €57 million (2002: net gains of €34 million) were recognized in operating and financial income, net, representing principally the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness and the amount of hedging ineffectiveness.

Information with Respect to Cash Flow Hedges. Changes in the value of forward foreign currency exchange contracts and currency options designated and qualifying as cash flow hedges are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into operating income, in the same period as the underlying transactions affect operating income. Changes in the fair value of derivative hedging instruments designated as hedges of variability of cash flows associated with variable-rate long-term debt are also reported in accumulated other comprehensive income. These amounts are subsequently reclassified into financial income, net, as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affect earnings.

For the year ended December 31, 2003, €11 million losses (2002: no gains or losses), representing principally the component of the derivative instruments' gain/loss excluded from the assessment of the hedge effectiveness and the amount of hedge ineffectiveness, were recognized in operating and financial income, net.

For the year ended December 31, 2003 and 2002, no gains or losses had to be reclassified from accumulated other comprehensive income into earnings as a result of the discontinuance of cash flow hedges.

It is anticipated that €889 million of net gains included in accumulated other comprehensive income at December 31, 2003, will be reclassified into earnings during the next year.

As of December 31, 2003, DaimlerChrysler held derivative financial instruments with a maximum maturity of 35 months to hedge its exposure to the variability in future cash flows from foreign currency forecasted transactions.

Information with Respect to Hedges of the Net Investment in a Foreign Operation. In specific circumstances, DaimlerChrysler seeks to hedge the currency risk inherent in certain of its long-term investments, where the functional currency is other than the euro, through the use of derivative and non-derivative financial instruments. For the year ended December 31, 2003, net gains of €48 million (2002: €127 million) from hedging the Group's net investments in certain foreign operations were included in the cumulative translation adjustment without affecting DaimlerChrysler's net income (loss).

33. Retained Interests in Sold Receivables and Sales of Finance Receivables

The fair value of retained interests in sold receivables was as follows:

(in millions of €)	At December 31, 2003	2002
Fair value of estimated residual cash flows, net of prepayments, from sold receivables, before expected future net credit losses	**2,960**	4,119
Expected future net credit losses on sold receivables	**(508)**	(644)
Fair value of net residual cash flows from sold receivables	**2,452**	3,475
Retained subordinated securities	**703**	764
Other retained interests	**2**	2
Retained interests in sold receivables, at fair value	**3,157**	4,241

During the year, ended December 31, 2003, the Group recorded an impairment charge of €31 million (2002: €98 million) to the retained interest in sold receivables resulting from a decline in the expected pool by pool cash flows. This decrease in cash flows was primarily the result of an increase in the estimate of future credit losses.

At December 31, 2003, the significant assumptions used in estimating the residual cash flows from sold receivables and the sensitivity of the current fair value to immediate 10% and 20% adverse changes are as follows:

(in millions of €)	Assumption percentage	Impact on fair value based on adverse 10% change	20% change
Prepayment speed, monthly	1.5%	(15)	(31)
Expected remaining net credit losses as a percentage of receivables sold	1.2%	(50)	(100)
Residual cash flow discount rate, annualized	12.0%	(18)	(37)

The effect of a 10% and 20% adverse change in the discount rate used to compute the fair value of the retained subordinated securities would be a decrease of €9 million and €17 million, respectively. Similar changes to the monthly prepayment speed and the expected remaining net credit losses as a percentage of receivables sold for the retained subordinated securities would have no adverse effect on the fair value of the retained subordinated securities.

These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which might magnify or counteract the sensitivities.

Actual and projected credit losses for receivables securitized were as follows:

Actual and projected Percentages as of	Receivables securitized in 2000	2001	2002	2003
December 31, 2003	2.2%	2.5%	2.4%	**2.5%**
December 31, 2002	2.3%	2.4%	2.6%	
December 31, 2001	1.7%	2.4%		
December 31, 2000	1.2%			

Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets. The amount shown above for each year is a weighted average for all securitizations during that year and outstanding at December 31, 2003.

Certain cash flows received and paid to securitization trusts were as follows:

(in millions of €)	2003	2002
Proceeds from new securitizations	**10,018**	10,705
Proceeds from collections reinvested in previous wholesale securitizations	**46,623**	49,888
Amounts reinvested in previous wholesale securitizations	**(46,678)**	(49,965)
Servicing fees received	**219**	304
Receipt of cash flow on retained interest in securitized receivables	**718**	553

The outstanding balance, delinquencies and net credit losses of sold receivables and other receivables, of those companies that sell receivables, as of and for the years ended December 31, 2003 and 2002, respectively, were as follows:

		Outstanding balance at		Delinquencies > 60 days at		Net credit losses for the year ended
	2003	2002	2003	2002	2003	2002
(in millions of €)						
Retail receivables	**44,190**	48,476	**201**	506	**478**	652
Wholesale receivables	**15,246**	16,754	**1**	-	**13**	19
Total receivables managed	**59,436**	65,230	**202**	506	**491**	671
Less: receivables sold	**(22,154)**	(30,103)	**(35)**	(160)	**(216)**	(342)
Receivables held in portfolio	**37,282**	35,127	**167**	346	**275**	329

DaimlerChrysler mainly sells automotive finance receivables in the ordinary course of the business to trusts that are considered Qualifying Special Purpose Entities under SFAS 140 ("QSPEs") as well as selling to trusts that are multi-seller and multi-collateralized bank conduits that may be considered to be Variable Interest Entities ("VIEs"). The Group also retains a residual beneficial interest in the receivables sold which is designed to absorb substantially all of the credit, prepayment, and interest-rate risk of the receivables transferred to the trusts. This retained interest balance represents the Group's maximum exposure to loss. The following summarizes the outstanding balance of the receivables sold to the QSPEs and VIEs and corresponding retained interests balances as of December 31, 2003:

	Receivables sold	Retained interest in sold receivables
(in millions of €)		
Variable interest entities	4,384	783
Qualifying special purpose entities	17,770	2,374
	22,154	3,157

During the year ended December 31, 2003, DaimlerChrysler sold €9,557 million (2002: €8,653 million) and €46,678 million (2002: €49,965 million) of retail and wholesale receivables, respectively. From these transactions, the Group recognized gains of €249 million (2002: €162 million) and €196 million (2002: €201 million) on sales of retail and wholesale receivables, respectively.

Significant assumptions used in measuring the residual interest resulting from the sale of retail and wholesale receivables were as follows (weighted average rates for securitizations completed during the year) at December 31, 2003 and 2002:

		Retail		Wholesale
	2003	2002	2003	2002
Prepayment speed assumption (monthly rate)	**1.5%**	1.0-1.5%	[1]	[1]
Estimated lifetime net credit losses (an average percentage of sold receivables)	**2.5%**	2.6%	**0.0%**	0.0%
Residual cash flows discount rate (annual rate)	**12.0%**	12.0%	**12.0%**	12.0%

1 For the calculation of wholesale gains, the Group estimated the average wholesale loan liquidated in 210 days.

During the year ended December 31, 2003, the Group recognized net servicing liabilities of €10 million and related net amortization of €2 million. There was no servicing asset valuation allowance as of December 31, 2003. The fair value of net servicing liability at December 31, 2003 was €18 million and was determined by discounting estimated cash flows at current market rates.

To support the Group's asset-backed commercial paper program in North America, a group of financial institutions have provided contractually committed liquidity facilities aggregating $4.5 billion which expire in November 2004, and are subject to annual renewal. These liquidity facilities can only be drawn upon by the special purpose entity to which the Group's North American financial services companies will sell receivables under this program. As of December 31, 2003, none of the liquidity facilities have been utilized.

34. Segment Reporting

Information with respect to the Group's reportable segments follows:

Mercedes Car Group. This segment includes activities related mainly to the development, design, manufacture, assembly and sale of passenger cars and off-road vehicles under the brand names Mercedes-Benz, smart and Maybach as well as related parts and accessories.

Chrysler Group. This segment includes the development, design, manufacture, assembly and sale of cars and trucks under the brand names Chrysler, Jeep® and Dodge and related automotive parts and accessories.

Commercial Vehicles. This segment is involved in the development, design, manufacture, assembly and sale of vans, trucks, buses and Unimogs as well as related parts and accessories. The products are sold mainly under the brand names Mercedes-Benz, Setra and Freightliner.

Services. The activities in this segment extend to the marketing of services related to financial services (principally retail and lease financing for vehicles and dealer financing), insurance brokerage, trading and information technology. This Segment also owns, or holds investments in, several companies which provide services in the areas of mobility management, including traffic management, telematics products and toll collection.

In October 2000, the information technology activities were contributed into a joint venture. The Group's 49.9% interest in T-Systems ITS is included at equity subsequent to that date. In January 2002, DaimlerChrysler exercised its option to sell to Deutsche Telekom the Group's 49.9% interest in T-Systems ITS. The sale was consummated in March 2002 with the termination of the joint venture.

Other Activities. This segment comprises businesses, operations and investments not allocated to one of DaimlerChrysler's other business segments. The segment includes the Group's equity method investments EADS and Mitsubishi Motors Corporation ("MMC"), the real estate and corporate research activities, the holding companies and financing subsidiaries through which the Group refinances the capital needs of the operating businesses in the capital markets. In April 2001, DaimlerChrysler completed the sale of 60% of the interest in its Automotive Electronics activities to Continental AG. The Group's 40% interest in the Automotive Electronics activities ("Conti Temic microelectronic") is included at equity from that date. In April 2002, DaimlerChrysler exercised its option to sell to Continental AG the Group's remaining 40% interest in Conti Temic microelectronic. It also includes the MTU Aero Engines business unit through December 31, 2003.

Management Reporting and Controlling Systems. The Group's management reporting and controlling systems use accounting policies that are substantially the same as those described in Note 1 in the summary of significant accounting policies (U.S. GAAP).

The Group measures the performance of its operating segments through "Operating Profit." DaimlerChrysler's consolidated Operating Profit (Loss) is the sum of the operating profits and losses of its reportable segments adjusted for consolidation and elimination entries. Segment Operating Profit (Loss) is computed starting with income (loss) before income taxes, minority interests, discontinued operations, and the cumulative effect of changes in accounting principles, and then adjusting that amount to 1) exclude pension and postretirement benefit income or expenses, other than current and prior year service costs and settlement/curtailment losses, 2) exclude impairment of investment in EADS in 2003, 3) exclude interest and similar income and interest and similar expenses, 4) exclude other financial income (loss), net and 5) include or exclude certain miscellaneous items. In addition, this result is further adjusted to a) include pre-tax income (loss) from discontinued operations, adjusted to exclude or include the reconciling items 1 to 5 described above, b) include pre-tax gain (loss) on the disposal of discontinued operations, and c) include the Group's share of all of the above reconciling items included in the net earnings (losses) of investments accounted for at equity.

Intersegment sales and revenues are generally recorded at values that approximate third-party selling prices.

Revenues are allocated to countries based on the location of the customer; long-lived assets are disclosed according to the physical location of these assets.

Capital expenditures represent the purchase of property, plant and equipment.

Segment information as of and for the years ended December 31, 2003, 2002 and 2001 follows:

(in millions of €)	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Services	Other Activities	Total Segments	Eliminations	Consolidated
2003								
Revenues	**48,025**	**49,321**	**26,909**	**11,997**	**185**	**136,437**	**-**	**136,437**
Intersegment sales	**3,421**	**-**	**1,608**	**2,040**	**255**	**7,324**	**(7,324)**	**-**
Total revenues	**51,446**	**49,321**	**28,517**	**14,037**	**440**	**143,761**	**(7,324)**	**136,437**
Operating Profit (Loss)	**3,126**	**(506)**	**855**	**1,240**	**1,285**	**6,000**	**(314)**	**5,686**
Identifiable segment assets	**24,161**	**47,147**	**16,015**	**83,239**	**29,781**	**200,343**	**(22,075)**	**178,268**
Capital expenditures	**2,939**	**2,487**	**1,006**	**76**	**121**	**6,629**	**(15)**	**6,614**
Depreciation and amortization	**1,789**	**3,927**	**935**	**5,087**	**151**	**11,889**	**(290)**	**11,599**
2002								
Revenues	46,796	59,716	26,905	13,765	186	147,368	-	147,368
Intersegment sales	3,374	465	1,496	1,934	322	7,591	(7,591)	-
Total revenues	50,170	60,181	28,401	15,699	508	154,959	(7,591)	147,368
Operating Profit (Loss)	3,020	609	(343)	3,060	903	7,249	(395)	6,854
Identifiable segment assets	22,103	52,807	15,269	87,833	33,970	211,982	(24,655)	187,327
Capital expenditures	2,495	3,155	1,263	95	137	7,145	-	7,145
Depreciation and amortization	1,652	4,276	1,210	6,804	157	14,099	(255)	13,844
2001								
Revenues	44,002	62,676	27,084	14,975	1,649	150,386	-	150,386
Intersegment sales	3,703	807	1,488	1,876	371	8,245	(8,245)	-
Total revenues	47,705	63,483	28,572	16,851	2,020	158,631	(8,245)	150,386
Operating Profit (Loss)	2,951	(5,281)	(514)	612	1,181	(1,051)	(267)	(1,318)
Identifiable segment assets	20,558	63,325	16,232	100,570	31,200	231,885	(24,475)	207,410
Capital expenditures	2,061	5,083	1,484	112	168	8,908	(12)	8,896
Depreciation and amortization	1,853	5,364	922	7,071	197	15,407	(217)	15,190

In 2003, the Chrysler Group and Services segments agreed to a new arrangement regarding the sharing of risks associated with the residual values of certain leased vehicles. In addition, the Chrysler Group and Services segments negotiated reduced pricing on certain retail financing programs offered by the Chrysler Group as sales incentives in 2003. The adjusted pricing reflects the current favorable funding environment as well as Services becoming the exclusive provider of selected discount consumer financing for the Chrysler Group. Both arrangements resulted in a favorable impact of €244 million on the 2003 operating results at the Chrysler Group. These arrangements decreased Services 2003 Operating Profit by €244 million. Both arrangements had no effect on the Group's consolidated operating results.

Capital expenditures for equipment on operating leases for 2003, 2002 and 2001 for the Services segment amounted to €11,649 million, €12,862 million and €14,334 million, respectively.

For the year ended December 31, 2001, Operating Loss of the Chrysler Group segment includes €1,715 million of non-cash turnaround plan charges, other than depreciation and amortization.

The Operating Loss of the Commercial Vehicles segment for the year ended December 31, 2002, includes €161 million (2001: €353 million) of non-cash turnaround plan and other charges, other than depreciation and amortization.

For the years ended December 31, 2002 and 2001, Operating Profit of the Services segment includes €10 million and €41 million, respectively, from the equity investment in T-Systems ITS, representing the Group's percentage share of the Operating Profit of T-Systems ITS. At December 31, 2001, the identifiable assets of the Services segment includes €2,193 million of the investment in T-Systems ITS. For the year ended December 31, 2002, Operating Profit of the Services segment includes impairment charges of €537 million, which primarily relate to equipment on operating leases and receivables from financial services.

For the year ended December 31, 2003, Operating Profit of the Other Activities segment includes €278 million (2002: €778 million) from EADS and MMC, the significant companies accounted for using the equity method. For the year ended December 31, 2001, Operating Profit of the Other Activities segment includes €694 million from EADS and MMC, including a €876 million gain from the formation of Airbus SAS. Operating Profit of 2003 includes a gain of €1,031 million from the sale of MTU Aero Engines. The net-proceeds from this sale transaction amounted to €1,052 million, of which €175 million have been loaned to the purchaser. Because MTU Aero Engines is recognized as discontinued operations, MTU Aero Engines' revenues are not included in the Other Activities segment revenues for all periods presented. Following the sale transaction, effective December 31, 2003, MTU Aero Engines' assets and liabilities were deconsolidated. Operating Profit, capital expenditures, and depreciation and amortization include MTU Aero Engines until December 31, 2003 (see also Notes 4 and 10).

At December 31, 2003, 2002 and 2001, the identifiable assets of the Other Activities segment include €4,542 million, €5,712 million and €5,393 million, respectively, of investments in these equity method investees.

The reconciliation of total segment operating profit (loss) to consolidated income (loss) before income taxes, minority interests, discontinued operations and cumulative effects of changes in accounting principles is as follows:

(in millions of €)	2003	2002	2001
Total segment operating profit (loss)	**6,000**	7,249	(1,051)
Elimination and consolidation amounts	**(314)**	(395)	(267)
Total Group operating profit (loss)	**5,686**	6,854	(1,318)
Pension and postretirement benefit income (expenses), other than current and prior service costs and settlement/ curtailment losses	**(870)**	257	465
Impairment of investment in EADS	**(1,960)**	-	-
Interest and similar income	**521**	720	1,040
Interest and similar expenses	**(911)**	(1,040)	(1,317)
Other financial income (loss), net	**35**	(112)	98
Miscellaneous items, net	**(308)**	(102)	39
Pre-tax (income) loss from discontinued operations, adjusted to exclude or include the above reconciling items	**(84)**	(153)	(186)
Pre-tax (income) loss on disposal of discontinued operations	**(1,031)**	-	-
The Group's share of the above reconciling items included in the net earnings (losses) of investments acounted for at equity	**(482)**	(499)	(475)
Consolidated income (loss) before income taxes, minority interests, cumulative effects of changes in accounting principles and discontinued operations	**596**	5,925	(1,654)

Revenues from external customers presented by geographic region are as follows:

(in millions of €)	Germany	European Union[1]	United States	Other American countries	Asia	Other countries	Consolidated
2003	**23,736**	**24,076**	**63,798**	**10,281**	**6,636**	**7,910**	**136,437**
2002	22,695	23,199	76,445	11,951	6,137	6,941	147,368
2001	23,980	21,088	79,607	13,336	6,110	6,265	150,386

1 Excluding Germany

Germany accounts for €21,164 million of long-lived assets (2002: €19,627 million; 2001: €20,584 million), the United States for €36,430 million (2002: €44,758 million; 2001: €58,850 million) and other countries for €13,091 million (2002: €14,344 million; 2001: €12,971 million).

35. Earnings (Loss) per Share

The computation of basic and diluted earnings (loss) per share for "Income (loss) from continuing operations" is as follows:

	Year ended December 31, 2003	2002	2001
(in millions of € or millions of shares, except earnings (loss) per share)			
Income (loss) from continuing operations - basic	**(418)**	4,795	(763)
Interest expense on convertible bonds and notes (net of tax)	**-**	12	-
Income (loss) from continuing operations - diluted	**(418)**	4,807	(763)
Weighted average number of shares outstanding - basic	**1,012.7**	1,008.3	1,003.2
Dilutive effect of convertible bonds and notes	**-**	5.6	-
Weighted average number of shares outstanding - diluted	**1,012.7**	1,013.9	1,003.2
Earnings (loss) per share from continuing operations			
Basic	**(0.41)**	4.76	(0.76)
Diluted	**(0.41)**	4.74	(0.76)

See Note 23 for shares issued upon conversion of bonds and notes in 2003.

Because the Group reported a loss from continuing operations for the year ended December 31, 2003 and 2001, the diluted loss per share does not include the antidilutive effects of convertible bonds and notes. Had the Group reported income from continuing operations for the year ended December 31, 2003 and 2001, the weighted average number of shares outstanding would have potentially been diluted by 0.5 million and 10.7 million shares resulting from the conversion of bonds and notes, respectively.

Stock options issued in 2003, 2002 and 2001 in connection with the Stock Option Plan 2000 were not included in the computation of diluted earnings per share for all years presented, because the options' underlying exercise prices were greater than the average market prices for DaimlerChrysler Ordinary Shares for all periods ended at December 31, 2003, 2002 and 2001.

36. Related Party Transactions

The Group purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of our business. These suppliers include firms in which the Group holds an ownership interest and firms that are affiliated with some members of DaimlerChrysler's Supervisory Board.

Mitsubishi Motor Manufacturing of America, a subsidiary of Mitsubishi Motors Corporation, produces the Dodge Stratus and Chrysler Sebring coupes for the Group. As discussed in Note 3, DaimlerChrysler owns a 37% equity interest in Mitsubishi Motors Corporation.

DaimlerChrysler has an agreement with McLaren Cars Ltd., a wholly owned subsidiary of TAG McLaren Holdings Ltd., for the design and production of a new high-performance sports car, the SLR, which DaimlerChrysler expects to launch in the first six months of 2004. The Group owns a 40% equity interest in TAG McLaren Holdings Ltd.

DaimlerChrysler increased its stake in the Formula 1 engine manufacturer Ilmor Engineering Ltd. from 25% to 55% in the year 2002 and has agreed to gradually acquire the remaining shares by 2005. In September 2003, DaimlerChrysler increased its equity stake to 70%. The company has been renamed Mercedes-Ilmor. Mercedes-Ilmor and DaimlerChrysler have been responsible for the development, design and production of Mercedes-Benz Formula 1 engines since 1993, which DaimlerChrysler supplies to the West McLaren team in support of motor sport activities under the Mercedes-Benz brand. DaimlerChrysler has consolidated Mercedes-Ilmor since January 1, 2003.

In May 2002, DaimlerChrysler Corporation sold its Dayton Thermal Products Plant to Behr Dayton Thermal Products LLC, a joint venture company in which Behr America, Inc. owns a majority interest and DaimlerChrysler Corporation owns a minority interest. DaimlerChrysler Corporation is required to maintain its minority interest in the joint venture company through May 2004 and to purchase products from it at competitively-based prices under a supply agreement entered into in connection with the sale. Provision for the loss on the sale was included in the Chrysler Group Turnaround Plan (see Note 7).

The supply agreement is valid from April 2002 through April 2008. Product pricing was based on the existing cost structure of the Dayton Thermal Products Plant and was comparable to pricing in effect prior to the transaction. The supply agreement included the potential for price reductions in future years based on productivity and other gains by Behr Dayton. There is no minimum purchase volume commitment included in the agreement. DCC agreed that Behr Dayton would be the exclusive provider of certain climate control components for existing and specific future vehicles through the end of the contract term. There was no value assigned to the supply agreement.

The Group's subsidiaries DaimlerChrysler Coordination Center S.A. (DCCC) and DaimlerChrysler Aerospace AG (DASA) granted a series of loans to debis Air Finance B.V. (dAF). Through DaimlerChrysler's subsidiaries DaimlerChrysler Services AG and DaimlerChrysler Aerospace AG, the Group holds a 45% non-controlling interest in debis Air Finance B.V. The total book value of these loans as of December 31, 2003, was €524 million, the highest aggregate amount outstanding during 2003 was €680 million. The interest rates are partially fixed, partially based on Libor.

The Group purchases products and services from T-Systems ITS an information technology company. As discussed in Note 4, the Group beneficially owned a 49.9% equity interest in T-Systems ITS, through a joint venture until March 2002. The Group continues to purchase products from T-Systems ITS.

As discussed in Note 4, in April, 2002, DaimlerChrysler exercised its option to sell its 40% interest in Conti Temic microelectronic GmbH to Continental. The Group continues to purchase products from Conti Temic microelectronic GmbH.

As described in more detail in Note 31, DaimlerChrysler provides a number of guarantees with respect to Toll Collect GmbH, a joint venture in which DaimlerChrysler holds an equity interest of 45%.

In November 2003, DaimlerChrysler sold 60% of its equity interest in Mercedes-Benz Lenkungen GmbH to ThyssenKrupp Automotive AG. DaimlerChrysler accounts for its remaining 40% equity interest in the company using the equity method of accounting. Mr. Bernhard Walter, a member of DaimlerChrysler's Supervisory Board, abstained from the Supervisory Board voting for the approval of the sale since he is also a member of the Supervisory Board of ThyssenKrupp AG, the parent company of ThyssenKrupp Automotive AG.

In 2003, Dr. Mark Wössner, a member of DaimlerChrysler's Supervisory Board, received payments for the rental of premises to Westfalia Van Conversion GmbH, a wholly owned subsidiary of DaimlerChrysler AG, in the amount of €1 million.

The following represent transactions with shareholders:

DaimlerChrysler incurred expenses of approximately $957,000 in 2003 for advertising and related marketing activities with a U.S. magazine. Earl G. Graves, member of DaimlerChrysler's Supervisory Board and shareholder of DaimlerChrysler AG, is the Chairman, Chief Executive Officer and sole stockholder of the magazine's ultimate parent company.

DB Value GmbH, a wholly owned subsidiary of Deutsche Bank AG, owns approximately 11.8% of DaimlerChrysler's outstanding shares. Deutsche Bank AG and its subsidiaries provided the Group with various financial and other services for which they were paid reasonable and customary fees. Additionally, DaimlerChrysler provides a €672 million guarantee to Deutsche Bank AG for the company's operation of DaimlerChrysler's corporate credit card program for corporate travel expenses. The guarantee covers the obligations of the company's employees towards Deutsche Bank AG arising from that program in case of employee's default. DaimlerChrysler so far has not incurred any major payments to Deutsche Bank AG from that guarantee.

37. Compensation and share ownership of the members of the Board of Management and the Supervisory Board and further additional information concerning German Corporate Governance Code

Remuneration. The total remuneration paid by Group related companies to the members of the Board of Management of DaimlerChrysler AG are calculated from the amount of compensation paid in cash and from the non-cash benefits in kind. The total remuneration in 2003 for the members of the Board of Management of DaimlerChrysler AG amounted to €40.8 million, of which €13.4 million is fixed and €27.4 million is short-term and mid-term incentive remuneration components. In 2003, no compensation resulted from long-term incentive remuneration components.

In 2003, 3.14 million stock options from the Stock Option Plan 2000 were granted to the members of the Board of Management as a long-term remuneration component. Also in 2003, 503,000 performance-based awards were granted to the members of the Board of Management based on a 3 year performance plan. For detailed information on stock based compensation programs, see Note 24.

The remuneration paid in 2003 to the members of the Supervisory Board of DaimlerChrysler AG for services in all capacities to the Group amounted to €2.8 million.

Directors' Dealings. Pursuant to § 15a of the German Securities Trading Act, members of the Board of Management and the Supervisory Board as well as their spouses and first-grade relatives are legally required to disclose significant purchases or sales of Ordinary Shares, options or derivatives of DaimlerChrysler AG and Group related companies (in 2003: EADS and Maschinenfabrik Esslingen AG). In the fiscal year just ended, no such transactions were reported, which are to be published.

Share Ownership. As of December 31, 2003, the current members of the Board of Management as a group owned 10.1 million Ordinary Shares, options or derivatives (SAR) of DaimlerChrysler AG (0.998% of all outstanding shares) and the current members of the Supervisory Board as a group owned 0.1 million Ordinary Shares, options or derivatives (SAR) of DaimlerChrysler AG (0.011% of all outstanding shares).

Transactions with Related Parties. For transactions with related parties, which are shareholders of DaimlerChrysler AG, please see last paragraph of Note 36.

38. Subsequent Events

On January 15, 2004, DaimlerChrysler entered into a purchase agreement with MMC to acquire an additional 22% equity interest in MFTBC for approximately €0.4 billion in cash (see Note 4).

On January 27, 2004, the Toll Collect consortium, in which DaimlerChrysler holds a 45% equity interest, presented to the Federal Minister of Transport, Building and Housing a revised proposal for the completion and operation of an electronic toll collection system for commercial vehicles over 12 t GVW in Germany. In intensive negotiations with representatives from the Federal Ministry of Transport, Building and Housing, the parties could not reach a final agreement with respect to the offer submitted. Negotiations between the parties were primarily focused on contract terms pertaining to contractual commitments and possible future contract termination options as well as matters regarding the technical risks associated with the toll collection system. On February 17, 2004, the Federal Minister of Transport, Building and Housing announced that the consortium should formally receive notification of termination of the operating agreement. To avoid contract termination, the consortium has the possibility to reach agreement with the Federal Ministry of Transport, Building and Housing within a time period of two months following the receipt of the notification of termination of the operating agreement. A contract termination could have a substantial negative impact on the Group's operating results and financial condition.

Additional Information







Major Subsidiaries of the DaimlerChrysler Group

	Ownership [1] in %	Stockholders' equity [2] in € million	Revenues [3] in € million		Employees at year-end	
			2003	2002	2003	2002
Mercedes Car Group						
smart GmbH, Böblingen	100.0	76	**1,143**	974	**1,460**	1,245
Mercedes-Benz U.S. International, Inc., Tuscaloosa	100.0	250	**2,410**	3,029	**2,191**	1,906
DaimlerChrysler India Private Limited, Poona	100.0	54	**68**	56	**352**	345
DaimlerChrysler South Africa (Pty.) Ltd., Pretoria [4]	100.0	411	**2,497**	2,048	**5,868**	3,881
Chrysler Group						
DaimlerChrysler Motors Company L.L.C., Auburn Hills [4]	100.0	1,801	**49,525**	60,181	**95,388**	98,040
DaimlerChrysler Corporation, Auburn Hills	100.0	n/a	**n/a**	n/a	**n/a**	n/a
DaimlerChrysler Canada Inc., Windsor	100.0	[5]	**11,475**	14,414	**11,163**	12,767 [5]
DaimlerChrysler de Mexico S.A. de C.V., Mexico City	100.0	[5]	**6,635**	8,568	**7,139**	8,083 [5]
Commercial Vehicles						
EvoBus GmbH, Stuttgart [4]	100.0	304	**2,186**	1,887	**10,142**	10,078
Mercedes-Benz España S.A., Madrid [4]	100.0	316	**3,159**	2,895	**6,178**	5,499
Detroit Diesel Corporation, Detroit	100.0	252	**1,795**	1,856	**4,724**	5,919
Freightliner L.L.C., Portland [4]	100.0	593	**7,910**	8,692	**14,003**	12,340
Mercedes-Benz Mexico S.A. de C.V., Mexico-City [4]	100.0	102	**515**	586	**1,910**	960
DaimlerChrysler do Brasil Ltda., São Bernardo do Campo [4]	100.0	285	**1,427**	1,383	**10,106**	9,799
DaimlerChrysler Argentina S.A., Buenos Aires [4]	100.0	48	**193**	176	**896**	888
P.T. DaimlerChrysler Indonesia, Jakarta [4]	95.0	68	**136**	138	**1,044**	1,222
Mercedes-Benz Türk A.S., Istanbul	66.9	211	**884**	629	**3,946**	3,489
MTU Friedrichshafen GmbH, Friedrichshafen [4]	88.4	130	**1,292**	1,273	**6,684**	6,688
Mitsubishi Fuso Truck and Bus Corporation, Tokyo [6]	43.0	1,680	**3,310**	-	**16,876**	-

	Ownership [1] in %	Stockholders' equity [2] in € million	Revenues [3] in € million		Employees at year-end	
			2003	2002	2003	2002
Vehicles Sales Organization						
Mercedes-Benz USA, L.L.C., Montvale [4]	100.0	302	**10,166**	11,287	**1,793**	1.644
DaimlerChrysler France S.A.S, Le Chesnay [4]	100.0	169	**3,399**	3,466	**3,068**	2,818
DaimlerChrysler Belgium Luxembourg S.A., Brussels	100.0	54	**1,128**	1,108	**685**	658
DaimlerChrysler Nederland B.V., Utrecht [4]	100.0	44	**1,060**	1,162	**773**	761
DaimlerChrysler UK Ltd., Milton Keynes [4]	100.0	212	**5,833**	5,226	**3,340**	2,517
DaimlerChrysler Danmark AS, Copenhagen [4]	100.0	14	**274**	292	**489**	388
DaimlerChrysler Sverige AB, Malmo	100.0	10	**465**	475	**467**	491
DaimlerChrysler Italia S.p.A., Rome [4]	100.0	261	**3,698**	3,370	**1,514**	575
DaimlerChrysler Schweiz AG, Zurich	100.0	64	**830**	1,009	**425**	410
Mercedes-Benz Hellas S.A., Athens	100.0	55	**290**	199	**189**	167
DaimlerChrysler Japan Co., Ltd., Tokyo	100.0	103	**2,264**	2,340	**664**	441
DaimlerChrysler Australia/Pacific Pty. Ltd., Mulgrave [4]	100.0	280	**1,236**	1,109	**783**	764
Services						
DaimlerChrysler Services AG, Berlin	100.0	1,086	**0**	0	**559**	304
DaimlerChrysler Bank AG, Stuttgart	100.0	751	**411**	332	**1,173**	1,622
DaimlerChrysler Services Leasing GmbH, Stuttgart	100.0	227	**1,005**	945	**0**	[5]
DaimlerChrysler Services North America L.L.C., Farmington Hills	100.0	5,258	**6,429**	-	**4,662**	4,665
DaimlerChrysler Insurance Company, Farmington Hills	100.0	185	**133**	154	**54**	73
debis Financial Services Inc., Norwalk [4]	100.0	374	**126**	244	**60**	56
Other Activities						
European Aeronautic Defence and Space Company EADS, N.V., Amsterdam [7]	33.0	14,536	**18,536**	19,996	**108,288**	103,787
Mitsubishi Motors Corporation, Tokyo [8]	37.0	1,405	**9,050**	13,852	**44,400**	61,100
Hyundai Motor Company, Seoul [9]	10.5	8,262	**9,524**	10,651	**50,000**	49,000

1 Relating to the respective parent company.
2 Stockholders' equity as stated in national financial statements; currencies translated at year-end exchange rates.
3 Currencies translated at annual average exchange rates.
4 Preconsolidated financial statements.
5 Included in the consolidated financial statements of the parent company.
6 Details based on the consolidated financial statements of September 30, 2003 (stockholders' equity at September 30, 2003, revenues April through September 2003, employees at September 30, 2003).
7 Details based on the consolidated financial statements of September 30, 2003 (stockholders' equity at September 30, 2003, revenues January through September 2003/2002, employees at September 30, 2003/2002).
8 Details based on the consolidated financial statements of September 30, 2003 (stockholders' equity at September 30, 2003, revenues April through September 2003/2002, employees at September 30, 2003/2002).
9 Details based on the financial statements of June 30, 2003 and December 31, 2002 (stockholders' equity at June 30, 2003, revenues January through June 2003/2002, employees at June 30, 2003/2002).
Net income as stated in national financial statements; 1st half 2003: €743.2 million, full year 2002: €1,228.3 million.

Eight-Year Summary [1]

	1996	1997	1998	1999	2000	2001	2002	2003
Amounts in millions of €								
From the statements of income:								
Revenues	100,233	116,057	130,122	148,243	160,278	150,386	147,368	**136,437**
Personnel expenses	21,648	23,370	25,033	26,158	26,500	25,095	24,163	**24,287**
of which: Wages and salaries	17,143	18,656	19,982	21,044	21,836	20,073	19,701	**18,897**
Research and development expenditure	5,616	6,364	6,540	7,438	7,241	5,848	5,942	**5,571**
Operating profit (loss)	6,212	6,230	8,593	11,012	9,752	(1,318)	6,854	**5,686**
Operating margin	6.2%	5.4%	6.6%	7.4%	6.1%	(0.9%)	4.7%	**4.2%**
Financial income	120	594	493	278	110	153	2,206	**(2,816)**
Income (loss) before income taxes and extraordinary items	5,406	5,995	7,697	9,473	4,280	(1,654)	5,925	**596**
Net operating income	-	4,946	5,829	6,552	8,796	263	5,736	**1,467**
Net operating income as % of net assets (RONA)	-	10.9%	11.6%	12.3%	14.8%	0.4%	8.8%	**2.4%**
Net income (loss)	4,022	6,547	4,820	5,746	7,894	(662)	4,718	**448**
Net income (loss) per share (€)	4.09	4.28 [2]	5.03	5.73	7.87	(0.66)	4.68	**0.44**
Diluted net income (loss) per share (€)	4.05	4.21 [2]	4.91	5.69	7.80	(0.66)	4.67	**0.44**
Cash dividend	-	-	2,356	2,358	2,358	1,003	1,519	**1,519**
Cash dividend per share (€)	-	-	2.35	2.35	2.35	1.00	1.50	**1.50**
Cash dividend including tax credit [3] per share (€)	-	-	3.36	3.36	3.36	-	-	**-**
From the balance sheets:								
Property, plant and equipment	23,111	28,558	29,532	36,434	40,145	41,165	36,269	**32,917**
Leased equipment	7,905	11,092	14,662	27,249	33,714	36,002	28,243	**24,385**
Current assets	54,888	68,244	75,393	93,199	99,852	103,389	104,023	**103,800**
of which: Liquid assets	12,851	17,325	19,073	18,201	12,510	14,525	12,428	**14,285**
Total assets	101,294	124,831	136,149	174,667	199,274	207,410	187,327	**178,268**
Stockholders' equity	22,355	27,960	30,367	36,060	42,422	39,037	35,004	**34,481**
of which: Capital stock	2,444	2,391	2,561	2,565	2,609	2,609	2,633	**2,633**
Accrued liabilities	32,135	36,007	35,057	38,211	36,972	42,161	43,622	**39,172**
Liabilities	41,672	54,313	62,527	90,560	109,661	115,327	100,297	**96,078**
of which: Financial liabilities	25,496	34,375	40,430	64,488	84,783	91,375	79,283	**75,690**
Debt-to-equity ratio	114%	123%	133%	179%	200%	234%	226%	**220%**
Mid- and long-term provisions and liabilities	36,989	45,953	47,601	55,291	75,336	87,499	79,650	**73,245**
Short-term provisions and liabilities	41,950	50,918	58,181	83,315	81,516	80,874	72,673	**70,542**
Current ratio	-	85%	79%	66%	67%	64%	72%	**74%**
Net assets (annual average)	-	45,252	50,062	53,174	59,496	66,139	65,367	**59,951**
Credit rating, long-term								
Standard & Poor's	-	-	A +	A +	A	BBB+	BBB+	**BBB**
Moody's	-	-	A 1	A 1	A 2	A 3	A 3	**A3**
Fitch	-	-	-	-	-	-	-	**BBB+**
From the statements of cash flows:								
Investments in property, plant and equipment	6,721	8,051	8,155	9,470	10,392	8,896	7,145	**6,614**
Investments in leased equipment	4,891	7,225	10,245	19,336	19,117	17,951	17,704	**15,604**
Depreciation of property, plant and equipment	4,427	5,683	4,937	5,655	6,645	7,580	6,385	**5,841**
Depreciation of leased equipment	1,159	1,456	1,972	3,315	6,487	7,254	7,244	**5,579**
Cash provided by operating activities	9,956	12,337	16,681	18,023	16,017	15,944	18,016	**16,496**
Cash used for investing activities	(8,745)	(14,530)	(23,445)	(32,110)	(32,709)	(13,287)	(12,946)	**(16,278)**
From the stock exchanges:								
Share price at year-end Frankfurt (€)	-	-	83.60	77.00	44.74	48.35	29.35	**37.00**
New York (US $)	-	-	96.06	78.25	41.20	41.67	30.65	**46.22**
Average shares outstanding (in millions)	981.6	949.3	959.3	1,002.9	1,003.2	1,003.2	1,008.3	**1,012.7**
Average dilutive shares outstanding (in millions)	994.0	968.2	987.1	1,013.6	1,013.9	1,003.2	1,013.9	**1,012.7**
Average annual number of employees	419,758	421,661	433,939	463,561	449,594	379,544	370,677	**370,684**

1 Certain amounts reported in previous years have been reclassified to conform to the 2002 presentation.
2 Excluding one-time positive tax effects, especially due to extra distribution of €10.23 per share.
3 For our stockholders who are taxable in Germany. There is no tax credit from 2001 due to a change in the corporate income tax system.

Berlin
Phone +49 30 2594 1100
Fax +49 30 2594 1109

Abidjan
Phone +225 21 75 1001
Fax +225 21 75 1090

Abu Dhabi
Phone +97 1 4 8833 200
Fax +97 1 4 8833 201

Bangkok
Phone +66 2676 6222
Fax +66 2676 5550

Beijing
Phone +86 10 6590 0158
Fax +86 10 6590 6237

Brussels
Phone +32 2 23311 33
Fax +32 2 23311 80

Budapest
Phone +36 1 451 2233
Fax +36 1 451 2201

Buenos Aires
Phone +54 11 4808 8719
Fax +54 11 4808 8702

Cairo
Phone +20 2 529 9120
Fax +20 2 529 9105

Caracas
Phone +58 241 613 2540
Fax +58 241 613 2542

Hanoi
Phone +84 8 8958 710
Fax +84 8 8958 714

Hong Kong
Phone +852 2594 8876
Fax +852 2594 8801

Istanbul
Phone +90 212 482 3520
Fax +90 212 482 3521

Kiev
Phone +380 44 235 5251
Fax +380 44 235 5288

Lagos
Phone +234 1 261 2088
Fax +234 1 461 8728

Ljubljana
Phone +386 61 1883 797
Fax +386 61 1883 799

Madrid
Phone +34 91 484 6161
Fax +34 91 484 6019

Melbourne
Phone +61 39 566 9104
Fax +61 39 566 9110

Mexico City
Phone +52 55 5081 7376
Fax +52 55 5081 7674

Milton Keynes
Phone +44 190 8245 800
Fax +44 190 8245 802

Moscow
Phone +7 095 926 4018
Fax +7 095 745 2614

New Delhi
Phone +91 1 1410 4959
Fax +91 1 1410 5226

Paris
Phone +33 1 39 23 5400
Fax +33 1 39 23 5442

Pretoria
Phone +27 12 677 1502
Fax +27 12 666 8191

Rome
Phone +39 06 4144 2405
Fax +39 06 4121 9097

São Paulo
Phone +55 11 4178 0602
Fax +55 11 4173 7118

Seoul
Phone +82 2 2112 2656
Fax +82 2 2112 2600

Singapore
Phone +65 6849 8321
Fax +65 6849 8493

Skopje
Phone +389 2 114 016
Fax +389 2 114 754

Sofia
Phone +359 2 919 8877
Fax +359 2 945 4048

Taipei
Phone +886 2 2715 9696
Fax +886 2 2719 2776

Tashkent
Phone +998 71 120 6374
Fax +998 71 120 6674

Teheran
Phone +98 21 204 6047
Fax +98 21 204 6126

Tel Aviv
Phone +972 9 957 9091
Fax +972 9 957 6872

Tokyo
Phone +81 3 5572 7172
Fax +81 3 5572 7126

Warsaw
Phone +48 22 697 7080
Fax +48 22 654 8633

Washington D.C.
Phone +1 202 414 6747
Fax +1 202 414 6716

Windsor, Ontario
Phone +1 519 973 2101
Fax +1 519 973 2226

Zagreb
Phone +385 1 489 1500
Fax +385 1 489 1501

DaimlerChrysler AG
70546 Stuttgart
Germany
Phone +49 711 17 0
Fax +49 711 17 94022
www.daimlerchrysler.com

DaimlerChrysler Corporation
Auburn Hills, MI 48326-2766
USA
Phone +1 248 576 5741
www.daimlerchrysler.com

Investor Relations
Stuttgart
Phone +49 711 17 92261
+49 711 17 95277
+49 711 17 95256
Fax +49 711 17 94075
+49 711 17 94109

New York
Phone +1 212 909 9080
Fax +1 212 909 9085

Publications for our shareholders:

- Annual Report (German, English)
- Form 20-F (English)
- Interim Reports
  for 1st, 2nd and 3rd quarters (German, English)
- Environment Report (German, English)
- Social Responsibility Report (German, English)

The financial statements of DaimlerChrysler AG prepared in accordance with German GAAP were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, and an unqualified opinion was rendered thereon.

These publications can be requested from:
DaimlerChrysler AG, Investor Relations, HPC 0324,
70546 Stuttgart, Germany

The information can also be ordered by phone or fax using the following number: +49 711 17 92287



Convenience with the interactive Annual Report. The interactive Annual Report is the Internet counterpart of the printed version. With a user-friendly navigation system and convenient additional features, it offers all the information that the hard copy contains. Furthermore, the interactive Annual Report offers interesting background information via links to other pages and videos.

Additional information on the Internet. Special information on our shares and earnings developments can be found in the "Investor Relations" section of our website. It includes the Group's annual and interim reports, the company financial statements of DaimlerChrysler AG, and reports to the US Securities and Exchange Commission (SEC) for all the financial years since 1998. You can also find topical reports, presentations, an overview of various performance measures, information on the share price, and other services. For example, you can register for a free e-mail service sending investor relations releases and announcing special events.

www.daimlerchrysler.com/investor



» welcome.online at https://register.daimlerchrysler.com

Starting in March 2004, we now offer shareholders access to our **Personal Internet Service** all the year round. This extends our Internet service connected with the Annual Meeting and enables our shareholders to access their personal data in the share register. As before, you can order admission tickets for the Annual Meeting online, or authorize proxies and issue voting instructions. In addition, you can now receive the documents for the Annual Meeting by e-mail instead of by post, which is faster and more environment friendly. Another feature of the Personal Internet Service is that shareholders can check their data in the share register. If necessary, they can amend this data, changing an address, for example, or summarizing multiple entries in the register under a single entry so that identical information is not sent to the same address several times over.

Your Personal Internet Service

- Unique
- Paperless
- Direct
- Convenient
- Environment friendly

https://register.daimlerchrysler.com

Finance Calendar 2004



Annual Results Press Conference
Annual Report Presentation
February 19, 2004, 10 a.m.
Mercedes Event Center (MEC)
Sindelfingen

Analysts' and Investors' Conference Call
February 19, 2004, 2:30 p.m.



Annual Meeting
April 7, 2004, 10 a.m.
Messe Berlin

Interim Report Q1 2004
April 29, 2004

Interim Report Q2 2004
July 29, 2004

Interim Report Q3 2004
October 28, 2004





DaimlerChrysler AG
Stuttgart, Germany
Auburn Hills, USA
www.daimlerchrysler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By: ppa. Robert Köthner

Name: Robert Köthner
Title: Vice President
Chief Accounting Officer

By: i.V. Silvia Nierbauer

Name: Silvia Nierbauer
Title: Director

Date: March 19, 2004